07028974

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IAWS Group, plc

*CURRENT ADDRESS 151 Thomas Street

Dublin 8

Ireland

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 35748 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 1/8/08

Company name IAWS Group PLC
Headline Block Listing Review

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: *Listing Applications, Irish Stock Exchange*
The ***FSA***

Date: 12 August 2006

AVS No: 126615

Name of *applicant*:		IAWS GROUP, plc		
Name of scheme:		IAWS GROUP, public limited company 1997 Share Option Scheme		
Period of return:	From:	13 February 2006	To:	12 August 2006
Balance under scheme from previous return:		465,500		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000 ordinary shares of €0.30 each – block list of 28 March 2006		
Number of *securities* issued/allotted under scheme during period:		656,000		
Balance under scheme not yet issued/allotted at end of period		309,500		
Number and *class* of *securities* originally listed and the date of admission		500,000 ordinary shares of €0.30 each – block list of 28 March 2006		
Total number of *securities* in issue at the end of the period		126,187,535		

Name of contact:	Alan Lowther
Address of contact:	IAWS GROUP, plc, 151 Thomas Street, Dublin 8
Telephone number of contact:	01 6121200

SIGNED BY <u>ALAN LOWTHER</u>
~~*Director/*~~company secretary~~/suitably experienced *employee*/duly authorised officer,~~
for and on behalf of

<u>IAWS GROUP, plc</u>
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Invests EU180m in Food Centre**

RNS Number:2400J
IAWS Group PLC
20 September 2006

IAWS INVESTS €180M IN FOOD CENTRE OF EXCELLENCE

The IAWS GROUP Plc. today announced a €180 million investment in its speciality foods business Cuisine de France that will generate 130 new jobs at the Grange Castle Business Park in Clondalkin, County Dublin.

The investment will create a purpose built Centre of Excellence which will help fuel the continued growth of IAWS Group's Irish and international food business. It will incorporate a research and development centre for concept and product development, a customer visitor centre to showcase concept and product offerings, a training academy, a state of the art food manufacturing facility, as well as distribution and central management functions

The Centre of Excellence will be located on a twenty three-acre site within the Grange Castle Business Park. The development will comprise buildings totalling 42,600sq.m in size. The project has received planning approval. Construction work will commence shortly and is scheduled for completion by 2008. During the construction phase, an additional 100 jobs will be created in the area.

Commenting on the announcement Hugo Kane, Head of IAWS Food Group said:

> "This investment signals IAWS Group's intention to stay at the forefront of the food industry. We will continue to innovate in the fast moving international "Food to Go" sector providing new solutions of value to customers in the retail and food service sectors. We invest substantial sums on an ongoing basis in developing our products, facilities and food concepts. This new Centre of Excellence is a key part of this programme."

Ends. Wednesday, 20th September 2006

For further information contact:

Joe Murray 353 1 4980300
353 86 2534950

END

Company name **IAWS Group PLC**
Headline **Preliminary Results**

RNS Number:4591J
IAWS Group PLC
26 September 2006

IAWS GROUP, PLC

Preliminary Results Announcement

Year ended 31 July 2006

IAWS GROUP, plc the international lifestyle foods and agribusiness group, announces its Preliminary Results for the year ended 31.7.2006.

Financial Highlights	31 July, 2006
*EPS diluted increased by 13.5%	81.60c
*Profit before tax up 14.6%	€123.5m
*Group operating profit 13.5% higher	€111.8m
Share of profit of associates and JV up 19.2%	€25.7m
Group revenue increased 10.6%	€1.56bn
Free cash flow (excluding disposals) up 20.5%	€100.7m
Group net borrowing	€216.5m
Final Dividend of 6.78 cent increases total by 13.5%	13.49c

* adjusted for intangible amortisation and exceptional items

Operational Highlights

- Continued growth in the Food Division, achieving revenues of €975.4m. Year on year revenue growth in Food was 15.4 per cent and operating profits * were up 15.9 per cent to €87.8m.
- Improved performance from Agribusiness Division with revenue increasing by 3.4 per cent to €582.0m and operating profits * up 5.4 per cent to €24.0m.
- Due to the strong operational performance during the year, the Group's free cash flow increased by 20.5% to €100.7m.
- The third phase of expansion at La Brea Bakery, New Jersey completed at a cost of €50 million bringing the total investment in the New Jersey site to over €100 million.

PAGE1

- Food Europe benefited from the first full year contribution from Groupe Hubert which was acquired in December 2004.

- The Group increased its shareholding in Hiestand Holding AG by 10% in an investment totalling €35.1m. The total shareholding is now 32%.

- The implementation of the Group wide Enterprise Resource Planning System (ERP) was successfully rolled out across the entire Lifestyle Food UK operation.

Chief Executive's comment:

Commenting on the 2006 performance, IAWS Group Chief Executive, Owen Killian said:

"The Group made excellent progress in 2006 with strong performances right across the business. The hallmark of the Food Division's performance is revenue growth combined with margin stability against a backdrop of rising input costs. Food North America completed a major capital investment programme in La Brea Bakery, New Jersey, that will provide a strong platform for future growth. Food Europe benefited from an excellent first full year financial contribution from French acquisition, Groupe Hubert, together with an excellent performance from our businesses in Ireland and the UK operating in competitive markets. The Agribusiness Division rebounded this year with increased demand for animal feed ingredients and fertiliser. Rising costs are a feature of all food businesses and make for a very challenging environment. Nevertheless, we remain confident about our prospects for growth."

The Preliminary Results Announcement is available on the Group website www.iaws.com. The institutional presentation will be posted on the website during the day.

ENDS. Tuesday, 26th September 2006

For reference contact:

Patrick McEniff, Chief Financial Officer 353 1 6121200

Joe Murray, Murray Consultants 353 1 4980300

353 86 2534950

PAGE 2

PRELIMINARY RESULTS STATEMENT

IAWS Group, plc announces an increase of 13.5 per cent in diluted earnings per share* for the year ending 31 July 2006 to 81.60c compared to 71.89c in the previous year.

Revenue

Group revenue was 10.6 per cent higher at €1.557 billion (€1.408bn). The outstanding feature of the year was the performance of the Group's Food Division which achieved revenue of €975.4m which represented an increase of 15.4 per cent over the prior year. Food Europe delivered revenue growth of 13.1 per cent at €836.3 million while Food North America (excluding the Joint Venture) reported a 31.4 per cent increase in the year to €139.1 million. Total underlying sales within Food Europe and Food North America were up 6.7 per cent and 26.1 per cent, respectively. Underlying sales in the Agribusiness Division grew 3.0 per cent to €582.0 million.

Operating Profit

Total profit before financing* including share of profit of associates and joint venture increased by 14.5 per cent to €137.5 million from €120.1 million. The Operating profit * from the Food Division before share of profit from associates

and joint venture was €87.8 million compared with €75.8 million in 2005 - an increase of 15.9 per cent. The third phase of expansion at La Brea Bakery was completed during the year boosting revenue and profit growth in Food North America. Food Europe benefited from the first full year contribution from Groupe Hubert which was acquired in December 2004. The Agribusiness Division also performed well with operating profits * of €24.0 million which is 5.4 per cent higher than last year. Total operating margin * was 7.2 per cent. The operating margin within Food remained constant at 9.0 per cent while the Agribusiness margin improved by 10 basis points to 4.1 per cent.

Profit for the Financial Year

The profit for the financial year was €99.1 million compared to €94.6 million in 2005. The 2005 comparative results include an exceptional profit after tax of €7.3 million arising, primarily, from an Agribusiness disposal while the 2006 results include the benefit of €0.5 million primarily due to the disposal of surplus property. Adjusted profit for the financial year * (Note 7) increased by 14.4 per cent to €104.0 million compared with €90.9 million in 2005. A final dividend of 6.78 cent is proposed giving a total dividend for the year of 13.49 cent per share, an overall increase of 13.5 per cent.

Associates

Share of profit from associates and joint venture grew strongly increasing by over 19 per cent to €25.7 million compared with €21.5 million in 2005. The Tim Horton joint venture increased its contribution mainly due to favourable currency translation. The Group increased its shareholding in Hiestand Holding AG from 22 per cent to 32 per cent during the year with a consequent increase in contribution. In recent weeks Hiestand Holding AG reported half year results to 30 June 2006, showing revenue growth of 9.9 per cent with profits before interest and tax increasing by 12.7 per cent.

PAGE 3

Cash

Free cash flow excluding disposals increased by 20.5 per cent to €100.7 million confirming the continuing cash generative nature of the business.

Borrowings

Group net borrowings are €216.5m compared with €219.9m in 2005. The increase in shareholding in Hiestand Holding AG at a cost of €35.1 million accounts for the majority of acquisition investment expenditure of €43.1 million. New capital project investment expenditure of €67.9 million is principally accounted for by the investment in increased manufacturing capacity at La Brea Bakery, New Jersey, and continued investment in the Food Europe business. The Group also made a special contribution of €23.5m to the Group pension scheme. Interest cover at 9.9 times is in line with last year.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

Review of Operations

Food Division

Food Europe: Food Europe which comprises the Lifestyle Food businesses in Ireland, the UK and France, as well as Shamrock Foods, increased revenue by 13.1 per cent to €836.3m. This reflects underlying sales growth of 6.7 per cent.

Operating profit* in Food Europe increased by 12.9 per cent to €71.2 million. These results include a first full year contribution from Groupe Hubert which delivered strong revenue growth as the demand for premium quality, artisan product continues to increase. Groupe Hubert is a pioneer in the creation and distribution of bakery and savoury products to the craft and foodservice sectors in France. The company distributes a range of over 800 products to in excess of 20,000 customers. Research and development is a cornerstone of the company's success as the French market is demanding in terms of consumer tastes and food expectations.

Lifestyle Foods Ireland performed well during the year recording strong revenue

growth in a very competitive marketplace. Successful development of new products in partnership with key customers is a major driver of revenue as is the consumer trend towards higher value premium products. Carroll Cuisine's €8.3 million Food Centre of Excellence in Tullamore, Co. Offaly which was completed in the year has doubled production capacity and offers customers a complete range of chilled food to go solutions. Shamrock Foods had a satisfactory year and continues to benefit from the growth in Roma and Shamrock branded product ranges.

PAGE 4

Lifestyle Foods UK delivered an excellent result in the year having undergone some substantial structural changes. The business now has a common IT platform to support future growth. The implementation of the Group wide ERP was successfully rolled out across the entire Lifestyle Foods UK operation. We now believe the UK business is structurally well positioned for future growth in what is a highly competitive marketplace.

Food North America: In North America the Group continues to make excellent progress. Revenue (excluding the Joint Venture) grew by 31.4 per cent to €139.1 million reflecting underlying sales growth of 26.1 per cent. Operating profit * increased by 30.6 per cent to €16.6 million.

La Brea Bakery is now the established premium artisan bread brand in the US as confirmed by AC Nielsen. It is the only branded artisan bread programme offering nation wide coverage.

To satisfy growing demand the Group has continued its investment programme in production capacity at La Brea Bakery. The third phase of expansion at New Jersey has been completed. This €50 million development brings the total investment at the New Jersey facility to over €100 million. The benefits of this substantial and ongoing investment programme in the US are now beginning to flow. Operating from both the East and West Coast provides a distinct competitive advantage in the climate of rising fuel and transport costs. La Brea Bakery has absorbed substantial cost increases because it is operating at very high levels of efficiency and utilisation. The US market, while extremely competitive, offers substantial growth opportunities.

Development

Subsequent to the year end the Group has announced a €180 million investment in a new world class facility at a greenfield site in Grangecastle, Co. Dublin. This new facility will encompass research and development, manufacturing, distribution, an innovation centre and a training academy amongst other functions. The Group has entered into an option to dispose of the current operating site in Tallaght in 2009 following the relocation of its operations to Grangecastle for a minimum consideration of €48 million. To ensure we proactively develop knowledge, intellectual property and brand investment we have established IAWS Technology & Global Services Ltd ("TGS"). The future development of TGS will ensure knowledge management, which is a fundamental part of the continued success of the Group.

Agribusiness Division

Agribusiness, encompassing agri inputs and marine proteins, increased revenue by 3.4 per cent to €582.0 million reflecting underlying sales growth of 3.0 per cent. Operating profit * increased by 5.4 per cent to €24.0 million. The key driver of the improved performance has been increased demand for feed ingredients and fertiliser together with a major cost focus within the business. A combination of record livestock numbers on Irish farms, firm demand for beef and a shortfall in production against the Irish national milk quota were all contributory factors driving demand in Ireland.

PAGE 5

Following the first year of the single farm decoupled payment, it seems that farmers have adopted a wait and see approach as far as the impact of decoupling on production decisions is concerned. Market confidence is higher than anticipated and were this to continue, it would abate the potential negative impact of decoupling particularly on the Irish suckler herd which is key to

maintaining livestock numbers at current levels.

The agriculture industry in the UK has come through a period of enormous change and increasing efficiency in the use of inputs has meant rising productivity. There is substantial investment in UK bio-fuel's projects which is a boost to UK cereal production. These new markets have the potential to improve returns for arable farmers. They help underwrite the future UK cereal crop area and augur well for fertiliser demand.

Marine proteins made progress in a very challenging market due to fluctuating product prices and rising energy costs. The Group operates out of strategically well located facilities in Killybegs, Aberdeen, Grimsby and the Shetlands. Location is becoming even more important with increasing fuel costs impacting substantially on the economics of operating fish trawlers. Killybegs is an optimal location for fish trawlers and the Group is planning a substantial investment to facilitate projected increased landings at this port. A full planning application has been lodged with Donegal County Council.

Dividend

The Board is recommending a final dividend of 6.78 cent per share compared with 6.052 cent per share in 2005. Together with the interim dividend of 6.71 cent per share, this raises the total dividend payment for the year to 13.49 cent per share, an increase of 13.5 per cent on the 2005 dividend.

Outlook

The Group is well placed to achieve further growth from continuing operations in the current financial year. In particular, the Lifestyle Foods market opportunity remains strong notwithstanding increased costs within the food industry.

ENDS

PAGE 6

IAWS Group, plc
Group income statement
for the year ended 31 July 2006

	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000	Pre-exceptional 2005 €'000	Exceptional 2005005 €'000	1 €
Revenue	1,557,305	-	1,557,305	1,408,174	-	1,408
Cost of sales	(1,204,238)	-	(1,204,238)	(1,110,506)	-	(1,11(
Gross profit	353,067	-	353,067	297,668	-	29:
Operating costs, net	(241,252)	1,347	(239,905)	(199,120)	8,627	(19(
Operating profit before amortisation of intangible assets	111,815	1,347	113,162	98,548	8,627	10:
Amortisation of intangible assets	(7,100)	-	(7,100)	(4,624)	-	(4,
Operating profit	104,715	1,347	106,062	93,924	8,627	10:
Share of						

profit of associates and joint venture	25,653	-	25,653	21,520	-	21,
Profit before financing costs	130,368	1,347	131,715	115,444	8,627	124,
Financing income	4,964	-	4,964	3,818	-	3,{
Financing costs	(18,893)	-	(18,893)	(16,118)	-	(16,
Profit before tax	116,439	1,347	117,786	103,144	8,627	111,:
Income tax expense	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,1:
Profit for the financial year	98,639	490	99,129	87,372	7,264	94,6:
Attributable as follows:						
Equity shareholders			98,798			94,3(
Minority interest			331			2:
			99,129			94,6:

PAGE 7

IAWS Group, plc
Other financial information
for the year ended 31 July 2006

Earnings per share	2006	2005
Basic		
'- After exceptional items and intangible amortisation	78.68c	75.86c
Diluted		
'- After exceptional items and intangible amortisation	77.77c	74.87c
Basic		
'- Before exceptional items and intangible amortisation	82.55c	72.84c

Diluted		
'- Before exceptional items and intangible amortisation	81.60c	71.89c
Free Cash flow per diluted ordinary share (including disposals)	82.87c	80.27c
Free Cash flow per diluted ordinary share (excluding disposals)	79.23c	66.26c
Dividend per ordinary share	13.49c	11.89c

PAGE 8

IAWS Group, plc
Group statement of recognised income and expense
for the year ended 31 July 2006

	2006 €'000	2005 €'000
Items of income and expense recognised directly in equity		
Foreign exchange translation adjustment	(57)	(1,097)
Share of associates' foreign exchange translation adjustment	524	-
Actuarial gain/(loss) on Group and associate defined benefit pension schemes	4,811	(10,175)
Deferred tax effect of actuarial (loss)/gain	(469)	1,063
Gains relating to cash flow hedges	153	-
Deferred tax effect of cash flow hedges	(40)	-
Net income/(expense) recognised directly in equity	4,922	(10,209)
Profit for the financial year	99,129	94,636
Total recognised income and expense for the year	104,051	84,427
Attributable as follows:		
Equity shareholders	103,699	84,226
Minority interest	352	201
Total recognised income and expense for the year	104,051	84,427

Impact of first time adoption of financial instrument standards, IAS 32 and IAS 39

Cash flow hedges	711
Deferred tax relating to cash flow hedges	(89)
	622

IAWS Group, plc
Group balance sheet
as at 31 July 2006

	2006 €'000	2005 €'000
ASSETS		
Non current assets		
Property, plant and equipment	308,388	287,578
Goodwill and intangible assets	334,024	336,028
Investments in associates and joint venture	159,221	116,087
Other investments	203	242
Deferred tax assets	8,474	15,029
Total non current assets	810,310	754,964
Current assets		
Inventory	88,539	88,299
Trade and other receivables	206,178	173,514
Derivative financial instruments	1,532	-
Cash and cash equivalents	74,556	47,687
Total current assets	370,805	309,500
TOTAL ASSETS	1,181,115	1,064,464

IAWS Group, plc
Group balance sheet (continued)
as at 31 July 2006

	2006 €'000	2005 €'000

EQUITY

Called up share capital	37,856	37,471
Share premium	51,899	43,745
Retained earnings and other reserves	388,071	298,215
	--------	--------
Total equity attributable to equity shareholders of parent	477,826	379,431
Minority interest	2,910	3,924
	--------	--------
TOTAL EQUITY	480,736	383,355
	--------	--------

LIABILITIES

Non current liabilities		
Interest bearing loans and borrowings	285,945	237,555
Employee benefits	8,876	36,852
Deferred government grants	3,006	3,359
Other payables	345	450
Deferred tax liabilities	49,902	51,785
Provisions	30,360	31,950
	--------	--------
Total non current liabilities	378,434	361,951
	--------	--------
Current liabilities		
Interest bearing borrowings	5,136	30,001
Trade and other payables	299,570	273,465
Corporation tax payable	13,832	11,027
Derivative financial instruments	747	-
Provisions	2,660	4,665
	--------	--------
Total current liabilities	321,945	319,158
	--------	--------
TOTAL LIABILITIES	700,379	681,109
	--------	--------
TOTAL EQUITY AND LIABILITIES	1,181,115	1,064,464
	========	========

PAGE 11

IAWS Group, plc
Group cash flow statement
for the year ended 31 July 2006

	2006 €'000	2005 €'000
Cash flows from operating activities		
Profit before tax	117,786	111,771
Financing costs, net	13,929	12,300
Share of profit of associates and joint venture	(25,653)	(21,520)
Depreciation of property, plant and equipment	27,631	23,932
Amortisation of intangible assets	7,100	4,624
Amortisation of government grants	(354)	(438)

Employee share-based payment charge	1,550	867
Loss/(profit) on termination of operations	572	(8,627)
(Profit)/loss on disposal of non current assests	(1,919)	454
Foreign exchange (gains)/losses	(684)	728
Special pension contribution	(23,496)	-
Operating profit before changes in working capital	116,462	124,091
(Increase)/decrease in inventory	(84)	4,598
(Increase) in trade and other receivables	(32,124)	(26,229)
Increase in trade and other payables	21,189	18,049
Cash generated from operating activities	105,443	120,509
Interest paid	(11,880)	(12,411)
Income tax paid	(11,583)	(18,771)
Dividends paid to minority interests	-	(205)
Net cash inflow from operating activities	81,980	89,122

PAGE 12

IAWS Group, plc
Group cash flow statement (continued)
for the year ended 31 July 2006

	2006 €'000	2005 €'000
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	4,448	2,451
Purchase of property, plant and equipment		
+ •Ongoing	(7,910)	(7,363)
+ •New investments	(67,947)	(43,931)
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(2,644)	(94,141)
Disposal of subsidiaries and businesses	-	14,743
Disposal of other investments	655	-
Dividends received	19,118	16,223
Purchase of minority interest	(1,366)	-
Investments in and advances to associates and joint venture	(35,061)	(3,304)
Deferred consideration and acquisition costs paid	(3,988)	(6,788)
Other	(480)	33
Net cash flow from investing activities	(95,175)	(122,077)
Cash flows from financing activities		
Proceeds from issue of share capital	8,539	6,121
Drawdown of loan capital	67,144	46,409
Capital element of finance lease liabilities	(20,453)	(565)
Equity dividends paid	(16,036)	(14,052)
Net cash flow from financing activities	39,194	37,913
Net increase in cash and cash equivalents	25,999	4,958
Translation adjustment	380	(155)

Cash and cash equivalents at start of year	43,419	38,616
Cash and cash equivalents at end of year	69,798	43,419

IAWS Group, plc
Notes to the Preliminary results statement
for the year ended 31 July 2006

1 Basis of preparation

The auditor has issued an unqualified audit opinion on the Group financial statements for the year ended 31 July 2006 from which certain financial information included on pages 7 to 21 of this preliminary results statement has been extracted

2 International financial reporting standards

As required by European Union (EU) law, from 1 August 2005 the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

These are the Group's first financial statements prepared in accordance with IFRS as adopted by the EU and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information

(a) Analysis by business segment

(i) Segment revenue and result	FOOD EUROPE		FOOD NORTH AMERICAROUP		AGRI		ELIMII
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000	20060050 €'000'000
Segment revenue	836,278	739,350	191,972	152,707	581,955	563,004	(52,900)(
Operating profit before exceptional items	71,190	63,052	16,631	12,734	23,994	22,762	-11,
Exceptional items	-	-	(228)	-	1,575	8,627	-,:
Operating profit							

before amortisation of intangible assets	71,190	63,052	16,403	12,734	25,569	31,389	-13,1
Amortisation of intangible assets	(6,612)	(4,429)	(264)	(27)	(224)	(168)	-7,1(
Operating profit	64,578	58,623	16,139	12,707	25,345	31,221	-06,(
Share of profit of associates and joint venture	9,155	6,800	14,793	12,598	1,705	2,122	-5,6!
Profit before financing costs	73,733	65,423	30,932	25,305	27,050	33,343	-31,:

* The eliminations detailed above consist of the joint venture revenues within the Food North America business

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information (continued)

a. Analysis by business segment (continued)

(ii) Segment assets

	FOOD EUROPE		FOOD NORTH AMERICAROUP		AGRIOTAL	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	200! €'00(
Segment assets excluding investments in associates and joint venture	567,000	552,341	170,678	159,419	199,451	173,659:
Investments in associate and joint venture	85,463	40,463	65,577	65,753	8,181	9,871!
Segment assets	652,463	592,804	236,255	225,172	207,632	183,530,

Reconciliation
to total assets as reported in
Group balancesheet

Listed
investments0342
Derivative
financial
instruments,532

Cash and cash

equivalents4,5567,687
Income tax and
deferred tax assets,4745,029

Total assets
as reported in Group balance sheet,181,115,064,464

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information (continued)

a. Analysis by business segment (continued)

(iii) Segment liablities	FOOD EUROPE		FOODGRIOTAL NORTH AMERICAROUP		
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006005(€'000'00(
Segment liabilities	208,455	215,083	23,565	23,421	112,79712,:

Reconciliation
to total liabilities as
reported in
Group balance sheet

Interest
bearing loans
and liabilities91,08167,556
Derivative
financial instruments47

Income tax and
deferred tax
liabilities3,7342,812

Total
liabilities as reported
in the
Group balance sheet00,37981,109

(iv) Other segment
information

Depreciation	15,846	12,537	5,532	4,812	6,253,5837,6:
Capital expenditure - property, plant and equipment	18,041	45,924	27,006	17,306	8,545,2253,59:
Capital expenditure - computer related intangibles	4,586	3,145	-	281	10815,694,841
Capital expenditure - brand related	-	-	-	-	78282

intangibles	--------	----------	----------	---------	---------	------
Total capital expenditure	22,627	49,069	27,006	17,587	9,435	8,

PAGE 17

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information (continued)

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000
Segment revenue	1,418,233	1,302,354	139,072	105,820	1,557,305	1,408,174
Segment assets	860,095	776,334	236,255	225,172	1,096,350	1,001,506
Capital expenditure	32,062	57,709	27,006	17,587	59,068	75,296

4 Earnings per Share

The calculation of basic earnings per share is based on the weighted average number of ordinary shares in issue during the year. For the calculation of diluted earnings per share, the weighted average number of shares in issue during the year has been adjusted as follows:

Weighted average number of ordinary shares used in the basic calculation	125,568	124,381
Effect of share options with a dilutive effect	1,469	1,645
Weighted average number of ordinary shares (diluted) for the year	127,037	126,026

PAGE 18

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

4 Earnings per Share (continued)

The Earnings per Share adjusted for exceptional items and intangible amortisation is set out below:

Basic	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Profit for the financial year	98,798	78.68	94,360	75.86
Adjustments:				
Amortisation of intangible				

assets	7,100	5.65	4,624	3.72
Amortisation of related deferred tax liability	(1,749)	(1.39)	(1,117)	(0.90)
Exceptional items, net of tax	(490)	(0.39)	(7,264)	(5.84)
Adjusted basic earnings per share	103,659	82.55	90,603	72.84

Diluted	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Profit for the financial year	98,798	77.77	94,360	74.87
Adjustments:				
Amortisation of intangible assets	7,100	5.59	4,624	3.67
Amortisation of related deferred tax liability	(1,749)	(1.38)	(1,117)	(0.89)
Exceptional items, net of tax	(490)	(0.38)	(7,264)	(5.76)
Adjusted fully diluted earnings per share	103,659	81.60	90,603	71.89

PAGE 19

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

5 Exceptional items	2006 €'000	2005 €'000
Profit on disposal of operations (i)	-	10,001
Loss on termination of operations (ii)	(572)	(1,374)
Profit on disposal of property, plant and equipment (iii)	1,304	-
Profit on disposal of other investments (iv)	615	-
	1,347	8,627

i. Profit on disposal of operations

In 2005, the profit on disposal of operations represented the profit on the early

termination of an agreement with Irish Agricultural Wholesale Society

Limited in respect of the disposal of two businesses in the Agri business.

ii. Loss on termination of operations

In 2006 the loss on termination of operations consists primarily of the loss on

the disposal of Premier Petfoods Limited, an Irish based company engaged

in the distribution of pet foods.

In 2005, the loss on termination of operations represented the costs of closing two operations within the Agri business.

iii. Profit on disposal of property, plant and equipment

In 2006 the profit on disposal of property, plant and equipment relates to gain arising on the sale of properties. One of the Group's Agri businesses disposed of property located in Co. Waterford and the Food North America business disposed of a property located in Chicago.

iv. Profit on disposal of other investments

The profit on disposal of other investments relates to the sale of investments.

6 Adjusted profit on ordinary activities before taxation

	2006 €'000	2005 €'000
Profit on ordinary activities before taxation	117,786	111,771
Add: Intangible amortisation	7,100	4,624
Less: Exceptional profit	(1,347)	(8,627)
Adjusted profit on ordinary activities before taxation	123,539	107,768

PAGE 20

IAWS Group, plc
Notes to the Preliminary Results Statement (continued)

for the year ended 31 July 2006

7. Adjusted profit for the finanical year after taxation

	2006 €'000	2005 €'000
Profit for the financial year after taxation	99,129	94,636
Add: Intangible amortisation	7,100	4,624
Less: Related deferred tax liability	(1,749)	(1,117)
Less: Exceptional items, net of tax	(490)	(7,264)
Adjusted profit for the financial year after taxtion	103,990	90,879

8 Statement of changes in Shareholders' Equity

	Share premium €'000	Cash flow hedge reserve €'000	Share option reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2005	43,745	–	1,517	3,198	(1,097)	294,597	341,960
Impact of adoption of IAS 32 and IAS 39	–	711	–	–	–	–	711
Related deferred tax	–	(89)	–	–	–	–	(89)

At 1 August 2005, adjusted	43,745	622	1,517	3,198	(1,097)	294,597	342,582
Foreign exchange translation	-	-	-	-	(57)	-	(57)
Group and associate defined benefit pension schemes	-	-	-	-	-	4,811	4,811
Deferred tax on Group defined benefit schemes	-	-	-	-	-	(469)	(469)
Gains relating to cash flow hedges	-	174	-	-	-	-	174
Deferred tax relating to cash flow hedges	-	(40)	-	-	-	-	(40)
Profit for the period attributable to equity holders	-	-	-	-	-	98,798	98,798
Issue of ordinary shares	8,154	-	-	-	-	-	8,154
Share based payments	-	-	1,550	-	-	-	1,550
Dividends paid	-	-	-	-	-	(16,036)	(16,036)
Share of associates other reserve movements	-	(21)	-	-	524	-	503
At 31 July 2006	51,899	735	3,067	3,198	(630)	381,701	439,970

PAGE 21

EN

Company name **IAWS Group PLC**
Headline **IAWS acquires Otis Spunkmeyer**

RNS Number:4873K
IAWS Group PLC
16 October 2006

IAWS ACQUIRES OTIS SPUNKMEYER IN THE US

LEADING PREMIUM BAKED GOODS BRAND

ENTERPRISE VALUE $561m (€445m)

IAWS Group, plc (" IAWS ") the international food company, today announced the signing of an agreement to acquire Otis Spunkmeyer Holdings, Inc (" Otis "), a leading US specialty baked goods business, from the private equity firm of Code Hennessy & Simmons and the current management team of Otis Spunkmeyer.

Based on a closing enterprise value of $561 million, the consideration for the equity is circa $340m with an additional payment to stock and option holders contingent on the achievement of agreed performance milestones, up to a maximum of $25m. The acquisition is being funded by additional debt facilities.

Otis Spunkmeyer is a major premium freshly baked goods brand in its US market categories. An iconic brand, it has strong recognition and awareness across a national customer base in the foodservice and retail channels. The company has a unique flexible coast-to-coast supply chain to its 62,000 customers, offering direct delivery through 52 nationwide sales centers.

In addition to supplying prepared products for fresh baking, Otis also supports customers with ovens, mechandising, display cases and point of sale material. Otis has over 55,000 ovens in use throughout the USA in both foodservice and retail outlets. The company operates four manufacturing facilities strategically located in California, Texas, South Carolina and Pennsylvania.

Otis generated revenue of $336m for the year ended 31 December 2005, EBITDA of $48m and operating profit of $29.1m ($35.3m when adjusted for intangible amortisation). From 2001 to 2005 Otis achieved a net sales compound annual growth rate in excess of 9 per cent. Total assets (excluding goodwill and intangibles), at acquisition will be c.$50m.

Otis Spunkmeyer has a strong presence in a niche growth segment of the bakery market that is complementary to IAWS' existing La Brea Bakery business. In the year to July 2006 La Brea Bakery increased sales by over 26 per cent and is the leading Artisan bread brand in the USA. The Group will now have a major brand presence in two niche growth segments of the specialty bakery market. The acquisition will increase IAWS' sales in the US by 200 per cent to over $530m, bringing scale to these operations.

It is expected that the acquisition will be earnings enhancing for IAWS from the date of completion, which is scheduled for the end of October, 2006.

Code Hennessy & Simmons and the current management team of Otis Spunkmeyer together completed an MBO of the business in 2002. John Schiavo, who has been CEO of the business since 1996, will remain with the business, as will the rest of the current senior management team. Steven R. Brown, partner at Code Hennessy & Simmons said:

> " We are pleased to have worked closely with John and his exceptional group of managers over the last four years, extending Otis Spunkmeyer's history of success, The growth of the company during this period is a

reflection of their vision, focus on quality and commitment to both customers and employees. "

IAWS was advised on the transaction by Bank of America and BMO Capital Markets. Otis Spunkmeyer was advised by Merrill Lynch & Co. and JP Morgan Securities Inc.

Commenting on the transaction Owen Killian, CEO of IAWS Group, plc said:

" Otis Spunkmeyer is an exceptional company with an outstanding performance record, a national distribution platform and a superb product range. It has proven management that is committed to the business and that shares IAWS' passion for customer service, product innovation and quality. Otis' product categories are complementary with our existing US business in both retail and food service channels. The acquisition is an excellent fit and offers IAWS a strong platform for future growth in the US market"

For Reference Contact :

Patrick McEniff,
Chief Financial Officer +353 1 6121200

Francis Haren,
Senior Vice President,
Strategic and Corporate Development US +1 818 742428

Joe Murray
Murray Consultants +353 1 4980300
+353 86 2534950

Monday, October 16th, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company name **IAWS Group PLC**
Headline **Director/PDMR Shareholding**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) BOTH (i) AND (ii)**
3	Name of person discharging managerial responsibilities/director **OWEN KILLIAN**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **ACQUISITION OF BENEFICIAL INTEREST FOLLOWING AWARD OF SHARES TO PERSON NAMED IN 3 ABOVE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares~ **18,750 ORDINARY SHARES OF €0.30 EACH**

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **OWEN KILLIAN**	8	State the nature of the transaction **AWARD OF SHARES IN ACCORDANCE WITH THE TERMS OF THE IAWS GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN**
9	Number of shares, debentures or financial instruments relating to shares acquired **18,750**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.015%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.05**	14	Date and place of transaction **DUBLIN, 18 OCTOBER 2006**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **331,595 SHARES** **0.26%**	16	Date issuer informed of transaction **18 OCTOBER 2006**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **ALAN LOWTHER** **01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification **ALAN LOWTHER, COMPANY SECRETARY** **Date of notification 19 OCTOBER 2006**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) BOTH (i) AND (ii)**
3	Name of person discharging managerial responsibilities/director **PATRICK MCENIFF**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **ACQUISITION OF BENEFICIAL INTEREST FOLLOWING AWARD OF SHARES TO PERSON NAMED IN 3 ABOVE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares~ **12,656 ORDINARY SHARES OF €0.30 EACH**

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **PATRICK MCENIFF**	8	State the nature of the transaction **AWARD OF SHARES IN ACCORDANCE WITH THE TERMS OF THE IAWS GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN**
9	Number of shares, debentures or financial instruments relating to shares acquired **12,656**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.01%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.05**	14	Date and place of transaction **DUBLIN, 18 OCTOBER 2006**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **136,507 SHARES** **0.11%**	16	Date issuer informed of transaction **18 OCTOBER 2006**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**

23	Any additional information **N/A**	24	Name of contact and telephone number for queries **ALAN LOWTHER** **01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification ALAN LOWTHER, COMPANY SECRETARY **Date of notification** **19 OCTOBER 2006**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) BOTH (i) AND (ii)**
3	Name of person discharging managerial responsibilities/director **HUGO KANE**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **ACQUISITION OF BENEFICIAL INTEREST FOLLOWING AWARD OF SHARES TO PERSON NAMED IN 3 ABOVE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares~ **12,656 ORDINARY SHARES OF €0.30 EACH**

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **HUGO KANE**	8	State the nature of the transaction **AWARD OF SHARES IN ACCORDANCE WITH THE TERMS OF THE IAWS GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN**
9	Number of shares, debentures or financial instruments relating to shares acquired **12,656**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.01%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.05**	14	Date and place of transaction **DUBLIN, 18 OCTOBER 2006**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **118,108 SHARES** **0.94%**	16	Date issuer informed of transaction **18 OCTOBER 2006**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**

23	Any additional information **N/A**	24	Name of contact and telephone number for queries **ALAN LOWTHER** **01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification **ALAN LOWTHER, COMPANY SECRETARY** **Date of notification 19 OCTOBER 2006**

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Reorg of business activities**

RNS Number:0726L
IAWS Group PLC
26 October 2006

IAWS to establish new operating company - Origin Enterprises plc

IAWS Group plc ("IAWS") today announces plans to establish a new operating company to create a specialist focus around the original core Agri and non Lifestyle Foods businesses of the group. IAWS will transfer these operations under a new wholly owned subsidiary to be called Origin Enterprises plc ("Origin").

The purpose of this initiative is to provide additional momentum to these businesses and to facilitate development.

Origin Agribusiness activities will comprise the Agri Inputs division (feed ingredients, fertiliser blending and agri supplies) and Marine Proteins and Oils. Origin Food activities will include the business of Shamrock Foods Limited together with the IAWS 50% interest in Odlum Group Milling.

The focus of Origin will be to enhance shareholder return through a combination of organic and new investment opportunities. Origin will have the benefit of a substantial operating asset base associated with the acquired businesses including a number of significant properties with development potential located in areas destined for future development and regeneration. The objective will be to add value to these properties over time in order to maximise their potential.

IAWS will establish a separate Origin board which will operate under dedicated management. Tom O'Mahony, who has been IAWS Chief Operating Officer since 2004, is to join the Board of IAWS and will become CEO of Origin. New responsibilities for IAWS management transferring to Origin include Peader Kearney, head of Food; Liam Larkin, head of Agri Inputs; and Tom Tynan, head of Marine Proteins and Oils. New management include Brendan Fitzgerald, Finance Director; and John Butler with responsibility for business development and property.

Turnover and operating profit including share of associates (after tax) attributable to the Origin businesses for the Year Ending 31 July 2006 was €819m and €36.4m respectively. Operating cash flow for the period was €43.1m.

Commenting on the announcement today, Owen Killian, Chief Executive of IAWS said,

"Origin Enterprises plc provides a distinctive focus to develop the original activities of the group. The consistent track record of high investment returns and cash flow generation achieved across these activities is a direct result of the contribution made by the management team over the years. These businesses have scale, leading market positions, strong brands and substantial property assets. We have established a focussed and incentivised management resource which will ensure that Origin Enterprises plc is well placed to enhance future value for our shareholders".

Ends. Thursday, 26th October 2006

For reference: Joe Murray

Murray Consultants

Telephone: (353) 01 498 0330

086 253 4950

END

Company name **IAWS Group PLC**
Headline **Appointment of Director**

RNS Number:0727L
IAWS Group PLC
26 October 2006

IAWS GROUP PLC

Tom O'Mahony appointed a Director

The Board of IAWS Group plc ("IAWS") is pleased to announce the co-option of Mr. Tom O'Mahony to the Board as an Executive Director with responsibility for the original Agri and non Lifestyle Foods businesses of IAWS. Mr. O'Mahony is currently Chief Operations Officer of the Group and has held operational and financial management responsibilities across the group since joining IAWS in 1985.

IAWS earlier today announced plans to establish a new operating subsidiary to be called Origin Enterprises plc ("Origin") to create a specialist focus around the original Agri and non Lifestyle Foods businesses of the group. Mr. O'Mahony is to become Chief Executive of Origin.

Mr. O'Mahony is a member of the Chartered Institute of Management Accountants (CIMA) and a Commerce graduate of UCD. He has considerable experience across the group's original activities having played a key role in the acquisition and repositioning of these businesses over the past two decades.

Ends Thursday, 26th October 2006

For reference: Joe Murray, Murray Consultants

Telephone: (353 1) 498 0300

086 253 4950

END

Company name **IAWS Group PLC**
Headline **Further re Appointment**

26 October 2006

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

Company Announcements Office
London Stock Exchange
London EC2N 1HP

Appointment of Tom O'Mahony as executive director

In compliance with Regulation 16.6.13 of the Irish Listing Rules and Regulation 9.6.13 of the UK Listing Rules, we now confirm that Mr Tom O'Mahony has been co-opted by the Board as an executive director of IAWS GROUP, plc (the "Company") with effect from 25th October 2006.

The Company confirms that there are no other matters requiring disclosure in relation to Regulation 16.6.13 (1) to (6) of the Irish Listing Rules and Regulation 9.6.13 (1) to (6) of the UK Listing Rules.

We confirm that Mr Tom O'Mahony has the following notifiable interests in IAWS GROUP, plc:

- 81,766 Ordinary Shares of €0.30 each, representing 0.065% of the total issued share capital of the Company
- Options over 150,000 Ordinary Shares of €0.30 each which are exercisable at various prices between €7.95 and €14.36 and at various dates up to April 2009.

Yours faithfully

FOR AND ON BEHALF OF IAWS GROUP, PLC

Alan Lowther

GROUP SECRETARY

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

IAWS Group Plc

14 November 2006

Re: Holding in Company

A letter received from IAWS Group plc dated 14 November 2006, received by the Irish Stock Exchange on the 14 November 2006.

14 November 2006

Mr James Ferguson
Irish Stock Exchange
28 Anglesea Street
Dublin 2

Dear Mr Ferguson

(Re: Disclosure of Interest pursuant to Section 67 Companies Act 1990)

We have been advised by FMR Corp, 82 Devonshire Street, Boston, MA 02109-3614, USA that it and its direct and indirect subsidiaries and Fidelity International Limited P.O. Box HM 670, Hamilton HMCX, Bermuda and its direct and indirect subsidiaries both being non-beneficial holders, hold 17,646,762 Ordinary Shares in IAWS Group, plc. The date of this notification was 13 November 2006.

On the basis of the current total issued Ordinary Shares of 126,187,535 this represents 13.98%.

Yours sincerely

Tom O'Mahony
Director

A.V.S Number: 652865

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

END

Company name **IAWS Group PLC**
Headline **Brochure of Particulars**

IAWS Group Plc

22 November 2006

RE: BROCHURE OF PARTICULARS

A block listing application has been made to the Irish Stock Exchange and to the UK Listing Authority for 500,000 Ordinary Shares of nominal value €0.30 each, in the capital of IAWS to be admitted to the Official List of the UK Listing Authority and the Official List of the Irish Stock Exchange and application has been made to the London Stock Exchange for such shares to be admitted to trading. These shares will be allotted following the exercise of share options pursuant to the IAWS Group, Plc 1997 Share Option Scheme.

END

Company name **IAWS Group PLC**
Headline **AGM Statement**

RNS Number:1635N
IAWS Group PLC
04 December 2006

IAWS GROUP plc

Chairman Statement - Mr. Denis Lucey

AGM 4TH December 2006

Westin Hotel, Dublin

Ladies and Gentlemen

It is great honour to be able to, yet, again report on an excellent performance for IAWS Group plc for its financial year ended 31st July 2006. Diluted E.P.S increased by 13.5% to 81.6 cents. Adjusted pre-tax profits increased by 14.6% to €123.5m. Free cash flow, ignoring disposals, up 20.5% to €100.7m.

A proven ability to generate cash enables the Board and management to pursue an aggressive growth policy. This by-way of keeping the current operations and product offerings in the cutting edge of technology and up to date with consumer requirements, and also by acquisition. The Group has an excellent track record in that regard.

I will take a few moments to highlight some points relating to the various businesses that make up the Group. Let me start by saying that each one turned in an excellent result.

Food Division

Revenues increased by 15.4% to €975.4m. The food division contributed 81% of the Group operating profit. This excellent performance was reflected across all markets, Ireland, UK, France and the US. It was the first full year of ownership of Groupe Hubert in France, which more then delivered on expectations.

Associates and Joint Venture

Tim Hortons continued it's excellent performance as did Hiestand. During the year the Group increased its holdings in Hiestand from 22% to 32% at a cost of €35.1m.

Associates and Joint Venture contributed €25.6m% to operating profits - an increase of 19%.

Agri/Nutrition

A very good performance with revenues of €582m and profits of €24m i.e. up 5.4%. This is a very significant business. We will refer again to this.

Post Year End

The Board is happy with the overall trading performance since financial year end. In that period there have been 2 very significant happenings

1. The purchase of Otis Spunkmeyer
2. The creation of Origin Enterprises plc

Both of these warrant some time during this meeting. Before I deal with

Resolution 5 on the agenda, I will ask our CEO Owen Killian to address you relating to these. This will also help you in your understanding of Resolution 5.

Board Changes

In January Jim Moloney retired from the Board having given long and dedicated service as a Director and Chairman.

His sudden death in April came as a great shock to many people and his friendship and good council is and will be missed.

May he rest in peace.

Mr. Tom O' Mahony was co-opted to the Board in October and in accordance with the Articles of Association will be before you later for election.

Ladies and Gentlemen thank you for your attention.

I now call on our Auditor Michael Flaherty of KPMG to deal with the Audit report and he sees fit.

Ends.	Monday, 4th December 2006
For reference:	Joe Murray Murray Consultants
Telephone:	01 498 0300 086 253 4950

END

Company name **IAWS Group PLC**
Headline **Annual Information Update**

ANNUAL INFORMATION UPDATE (AIU)

OF

IAWS GROUP, PLC

In accordance with
Part II of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005)

Made on 8th January 2007

Part 1. Introduction

IAWS Group, plc published its Annual Report on 10th November 2006 and is now submitting its AIU to the Stock Exchange in accordance with Part II of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). We are publishing the AIU via an RIS today and will be making it available on the Investor Relations Section of our website, www.iaws.com.

Part II. Chronological List of Announcements and Filings

The following is a list of the filings which have been made to the Irish Stock Exchange and the UKLA, pursuant to the rules of those markets, for the period from 13th January 2006 to 8th January 2007.

The Company also includes all filings made to the Companies Registration Office ("CRO") during the same period and lists these separately.

ISE/UKLA Filings

Date	Announcement made
4 December 2006	AGM Statement
28 November 2006	Brochure of Particulars
14 November 2006	Holding in Company
26 October 2006	Further re. appointment
26 October 2006	Appointment of Director
26 October 2006	Reorg of business activities
19 October 2006	Director/PDMR Shareholding
16 October 2006	IAWS acquires Otis Spunkmeyer
26 September 2006	Preliminary Results
20 September 2006	Invests EU180m in Food Centre

14 August 2006	Block Listing Review
31 May 2006	Holding in Company
10 May 2006	Director/PDMR Shareholding
3 May 2006	Director/PDMR Shareholding
21 April 2006	Director/PDMR Shareholding
4 April 2006	Holding in Company
28 March 2006	Brochure of Particulars
22 March 2006	Director/PDMR Shareholding
14 March 2006	Holding in Company
13 March 2006	Interim Results
13 February 2006	Block Listing Review
30 January 2006	AGM Chairman Statement
19 January 2006	Director/PDMR Shareholding
13 January 2006	Annual Information Update
CRO Filings	
Date	**Filing made**
21 December 2006	G1 – Special Resolution
21 December 2006	Amended M&A
21 December 2006	G1 – Ordinary Resolution
18 December 2006	B5 – Return of Allotments
13 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
29 November 2006	C1 – Mortgage/Charge created by an Irish Company
16 November 2006	B10 – Change in director
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
6 November 2006	B5 – Return of Allotments
2 November 2006	B5 – Return of Allotments
5 July 2006	B5 – Return of Allotments
20 June 2006	B5 – Return of Allotments
20 June 2006	B5 – Return of Allotments
6 June 2006	B5 – Return of Allotments
6 June 2006	B5 – Return of Allotments
1 June 2006	B5 – Return of Allotments
1 June 2006	B5 – Return of Allotments
29 May 2006	B5 – Return of Allotments
19 May 2006	B5 – Return of Allotments
19 May 2006	B5 – Return of Allotments
14 May 2006	B5 – Return of Allotments
14 May 2006	B5 – Return of Allotments

28 April 2006	B5 – Return of Allotments
28 April 2006	B5 – Return of Allotments
28 April 2006	B5 – Return of Allotments
24 March 2006	B5 – Return of Allotments
20 March 2006	B5 – Return of Allotments
14 March 2006	B5 – Return of Allotments
9 March 2006	B5 – Return of Allotments
21 February 2006	B5 – Return of Allotments
20 February 2006	B5 – Return of Allotments
8 February 2006	B5 – Return of Allotments
7 February 2006	B10 – Change in director
7 February 2006	GI – Special Resolution
7 February 2006	G1 – Special Resolution
7 February 2006	Amended M&A
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B1 – Annual Return
2 February 2006	Accounts
23 January 2006	B5 – Return of Allotments
19 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments

Part III. Location of the full text of the Announcements/Filings

All Announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UKLA will be available for inspection on the Irish Stock Exchange website – www.ise.ie.

Copies of any filings made to the Companies Registration Office will be available from the CRO.

Part IV. Accuracy of Information.

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

For further information

Murray Consultants
+353 1 4980300
(Media Relations)

Marion Caulwell
+353 1 6121200
(Investor Relations – IAWS GROUP, plc)

Alan Lowther
+353 1 6121200
(Company Secretary – IAWS GROUP, plc)

END

Company name **IAWS Group PLC**
Headline **Blocklisting Review**

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: ***Listing Applications, Irish Stock Exchange***
The *FSA*

Date: 12 February 2007

Name of *applicant*:		IAWS Group, plc		
Name of scheme:		IAWS Group public limited company 1997 Share Option Scheme		
Period of return:	From:	13 August 2006	To:	12 February 2007
Balance under scheme from previous return:		309,500		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000 Ordinary Shares of €0.30 each – Block List of 28 November 2006		
Number of *securities* issued/allotted under scheme during period:		461,600		
Balance under scheme not yet issued/allotted at end of period		347,900		
Number and *class* of *securities* originally listed and the date of admission		500,000 Ordinary Shares of €0.30 each – Block List of 28 November 2006		
Total number of *securities* in issue at the end of the period		126,649,135		

Name of contact:	Alan Lowther
Address of contact:	151 Thomas Street, Dublin 8
Telephone number of contact:	01 6121200

SIGNED BY ___ALAN LOWTHER________________________________
~~*Director*~~/company secretary~~/suitably experienced *employee*/duly authorised officer,~~
for and on behalf of

_IAWS GROUP, PLC____
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

IAWS GROUP PLC

2 March 2007

Re: Holding in Company

Disclosure of notifiable interests of Pat Morrissey, Company Secretary.

In compliance with Regulation 6.11.1 of the Irish Listing Rules and Regulation 9.6.7 of the UK Listing Rules we now confirm that Mr Pat Morrissey, Company Secretary, has the following notifiable interests in IAWS GROUP, plc:

- 64,038 Ordinary Shares of €0.30 each, representing 0.051% of the total issued share capital of the Company.
- Options over 150,000 Ordinary Shares of €0.30 each which are exercisable at various prices between €7.95 and €14.36 and at various dates up to April 2011.

Yours faithfully

FOR AND ON BEHALF OF IAWS GROUP, PLC

Owen Killian
COMPANY DIRECTOR

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

END

Company name IAWS Group PLC
Headline Interim Results

RNS Number:7334S
IAWS Group PLC
12 March 2007

IAWS GROUP, plc

Interim Results Announcement

Half Year ended 31 January 2007

2007 Interim Results Summary

	2007	2006	%
	€'000	€'000	
Group revenue	838,456	714,680	17.3
*Group operating profit	57,342	45,955	24.8
Share of associates & joint venture	12,998	10,864	19.6
*Operating profit incl. associates	70,340	56,819	23.8
Finance cost	(14,297)	(7,444)	92.1
*Pre tax profits	56,043	49,375	13.5
*Profit for the period	47,520	41,958	13.3
*Adjusted fully diluted EPS (cent)	37.15c	33.13c	12.1

* before intangible amortisation and exceptional items

Chief Executive Officer's comment:

Commenting on the 2007 Interim performance, IAWS Group Chief Executive Officer, Owen Killian said:

"IAWS Group has had a good start to 2007 with satisfactory growth being achieved across the business. In November 2006, the Group made its largest ever acquisition, acquiring Otis Spunkmeyer in the US, an excellent strategic fit. IAWS is now a market leader in two complementary growth categories in the North American value added bakery market. Origin Enterprises, the vehicle created during the period to focus on the original businesses of the Group, delivered a very satisfactory performance in the first half. The Group is examining a number of strategic options for the future development and related funding of this business."

The Interim Results Announcement is available on the Group website www.iaws.com.

ENDS 12 March 2007

For further information
IAWS Group, plc
Owen Killian, Chief Executive Officer Tel: 01 6121200

Murray Consultants
Joe Murray, Tel: 01 4980300
Mobile: 086 2534950

IAWS Group, plc
Chief Executive Officer's statement

IAWS Group, plc announces an increase of 12.1 per cent in diluted earnings per share* for the half year ending 31 January 2007 to 37.15c compared to 33.13c in the previous year. The adjusted profit for the period was €49.6m compared to €43.2m last year - this is before an increased amortisation charge of €6.8m compared to €3.5m for the prior period. The interim dividend has been increased by 12 per cent to 7.51c per share.

Group revenue was 17.3 per cent higher at €838.5m. The Food division achieved revenue of €463.5m, an increase of 27.4 per cent over the previous year. Food North America reported revenue growth of 125.4 per cent in the period to €145.7m. This includes three months revenue of €71.6m from Otis Spunkmeyer and a 14.7 per cent increase in revenues in La Brea Bakery. Food Europe delivered revenue growth of 6.2 per cent to €317.8m. Revenue in Origin Enterprises ("Origin") grew 6.9 per cent to €374.9m.

Group operating profit* increased by 24.8 per cent to €57.3m. The operating profit* from the Food Division was €45.5m compared with €35.2m in 2006 - an increase of 29.4 per cent. Origin delivered a satisfactory performance with operating profits* of €11.9m which is 9.9 per cent higher than the same period last year.

The profit contribution from associates and joint venture grew strongly and was 19.6 per cent higher at €13.0m compared with €10.9m in 2006. This growth is primarily attributable to the Group's increased shareholding in Hiestand Holding AG and an improved performance at the Group's Canadian joint venture with Tim Hortons.

The Group's balance sheet remains strong after total cash outflows on investing activities of €496m in the period. Total borrowings were €689m at the end of the period compared to €217m at the end of July 2006. This is a very satisfactory performance after a cash acquisition spend of €463m on Otis Spunkmeyer, investment capital expenditure of €32m and a seasonal increase in working capital of €53m in the period. Interest cover is satisfactory at 4.9 times.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

REVIEW OF OPERATIONS

The period under review saw major developments in the Group's core operations. The Lifestyle Food business in North America more than doubled in size following the €463m acquisition of Otis Spunkmeyer. Origin was established as a separate vehicle to maximise the development potential of the original core business activities of IAWS. The Group is now reporting in three divisions, Food Europe, Food North America and Origin. The segmental analysis reflects this change and the comparative period has been restated accordingly.

Lifestyle Food Division

Food Europe: Revenue in Food Europe, which comprises the Lifestyle Food businesses in Ireland, the UK and France, increased to €317.8m. This reflects revenue growth of 6.2 per cent (underlying revenue growth of 5.7 per cent). Operating profit* in Food Europe increased by 9.8 per cent to €30.9m.

The primary driver of growth in the Food Europe markets has been product and concept innovation serving an expanding customer base. These are among the most demanding food markets in the world and new concepts are central to success in servicing them.

Innovative product and concept development is a key asset of the Group across Food Europe's entire product range from bakery, viennoiserie and patisserie products to chilled meats and hot foods. This strategically important capability enables the business to capture growing consumer demand for high quality specialty products served in a convenient format.

Retail and food service channels operating in convenient and High Street locations face extremely challenging conditions due to ever increasing cost pressures from rent, energy, labour and raw materials. In this demanding business environment the Group offers value added concepts and opportunities to satisfy consumers continuous demand for high quality convenient products.

Planning permission for the Group's new Centre of Excellence in Grangecastle, Dublin was secured during the period. This development will underpin the future growth of its business from 2008 onwards.

Food North America: In North America the Group continues to make progress. Revenue grew to €145.7m, including an excellent three months initial contribution from Otis Spunkmeyer, which contributed over €20m in net cash during the period. Excluding Otis Spunkmeyer, revenue growth was exceptionally strong at 14.7 per cent (underlying revenue growth was 22.4 per cent). Operating profit* increased by 108 per cent to €14.5m - of this 36.7 per cent or €5.3m was acquisition based.

La Brea Bakery, the market leader in the supply of high quality artisan bread in the US, achieved exceptionally high growth during the period, benefiting from the increased capacity that came on stream last year. The niche market in which La Brea Bakery is positioned is continuing to show growth.

The acquisition of Otis Spunkmeyer, the leading US brand of fresh sweet baked goods, was completed in November 2006 with an enterprise value of €475m including deferred consideration of €19.4m. It is an excellent strategic fit for the Group's North American Lifestyle Foods business. The business has strong management, proven national marketing expertise, an extensive distribution network and substantial production capability.

The ongoing major investment programme in the Lifestyle Food business in North America has given the Group strength and scale in both the foodservice and retail markets. IAWS now has two iconic brands in the US value added bakery sector. These are market leaders in the complementary growth categories of sweet baked goods and artisan breads. Supported by excellent management, these operations are well positioned for future development.

Origin Enterprises

In October 2006 the Group announced plans to create a specialist focus around the original core activities (Agri Inputs, Marine Proteins and Ambient Food distribution) of the Group through the establishment of a new subsidiary Origin. The purpose of this initiative is to provide additional momentum to these businesses and to facilitate development.

During the period, Origin increased revenue to €374.9m reflecting underlying revenue growth of 6.4 per cent. Operating profit* increased by 9.9 per cent to €11.9m. Origin's businesses have the number 1 or 2 market position in their markets and benefit from stable predictable demand.

Origin has the benefit of a substantial operating asset base including a number of significant properties with development potential located in areas destined for future development and regeneration. The objective is to add value to these properties over time in order to maximise their potential.

A dedicated management team has been appointed to drive growth within Origin and to take advantage of the substantial opportunities available within the sector. The Board is considering a range of strategic options to fund future development of these businesses.

Dividend

The Board has approved an interim dividend of 7.51 cent per share compared with 6.71 cent per share in 2006, an increase of 12 per cent. The interim dividend will be paid on 20 April 2007 to shareholders on the register on 10 April 2007.

Outlook

The Group is well positioned in its food business to take advantage of opportunities in the markets in which it operates notwithstanding the increasing competitiveness of these markets. The establishment of Origin has created a renewed focus around the original core activities of the Group and there are substantial development opportunities for these businesses in the future.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

IAWS Group, plc

Consolidated interim income statement
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Revenue	838,456	714,680	1,557,305
Cost of sales	(645,611)	(553,055)	(1,204,238
Gross profit	192,845	161,625	353,067
Distribution, administration and other expenses	(135,503)	(115,670)	(241,252)
Operating profit before amortisation and exceptional items	57,342	45,955	111,815
Intangible amortisation	*(6,757)*	*(3,519)*	*(7,100)*
Exceptional items	-	-	1,347
Operating profit	50,585	42,436	106,062
Share of profit of associates and joint venture	12,998	10,864	25,653
Profit before financing costs	63,583	53,300	131,715
Financing costs	(14,297)	(7,444)	(13,929)
Profit before tax	49,286	45,856	117,786
Income tax	(6,491)	(6,196)	(18,657)
Profit for the period	42,795	39,660	99,129

IAWS Group, plc

Consolidated interim income statement (continued)
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Attributable as follows:			
Equity shareholders	42,664	39,452	98,798
Minority interest	131	208	331
	42,795	39,660	99,129
Earnings per share for the period			
Basic - adjusted Excluding amortisation and exceptional items	37.62c	33.50c	82.55c
Diluted - adjusted Excluding amortisation and exceptional items	37.15c	33.13c	81.60c
Basic			

Including amortisation and exceptional items	33.78c	31.50c	78.68c
Diluted			
Including amortisation and exceptional items	33.36c	31.15c	77.77c
Dividend per ordinary share	7.51c	6.71c	13.49c
Fully diluted cash per ordinary share	50.99c	44.72c	79.23c

IAWS Group, plc
Consolidated interim balance sheet
as at 31 January 2007

	31 January 2007 €'000 (Unaudited)	31 January 2006 €'000 (Unaudited)	31 July 2006 €'000 (Audited)
ASSETS			
Non current assets			
Property, plant and equipment	349,679	307,243	308,388
Goodwill	563,226	258,891	258,735
Intangible assets	273,203	75,626	75,289
Investments in associates and joint venture	160,720	154,638	159,221
Other investments	206	243	203
Deferred tax assets	8,713	13,917	8,474
Total non current assets	1,355,747	810,558	810,310
Current assets			
Inventory	143,137	119,370	88,539
Trade and other receivables	244,077	212,193	206,178
Derivative financial instruments	1,789	1,472	1,532
Cash and cash equivalents	107,841	62,721	74,556
Total current assets	496,844	395,756	370,805
TOTAL ASSETS	1,852,591	1,206,314	1,181,115

IAWS Group, plc
Consolidated interim cash flow statement (continued)
for the six months ended 31 January 2007

	31 January 2007 €'000 (Unaudited)	31 January 2006 €'000 (Unaudited)	31 July 2006 €'000 (Audited)
EQUITY			
Called up share capital	37,941	37,651	37,856
Share premium	54,022	47,175	51,899
Retained earnings and other reserves	437,927	339,957	388,071
Total equity attributable to equity shareholders of parent	529,890	424,783	477,826
Minority interest	2,705	4,144	2,910
TOTAL EQUITY	532,595	428,927	480,736
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	422,112	362,223	285,945
Employee benefits	9,666	12,471	8,876
Deferred government grants	2,919	3,248	3,006
Other payables	1,181	421	345
Deferred tax liabilities	136,125	48,801	49,902
Provisions	46,844	32,252	30,360
Total non current liabilities	618,847	459,416	378,434
Current liabilities			
Interest bearing borrowings	375,039	14,053	5,136

Trade and other payables	304,644	288,189	300,150
Corporation tax payable	20,522	13,986	13,832
Derivative financial instruments	944	-	747
Provisions	-	1,743	2,080
Total current liabilities	701,149	317,971	321,945
TOTAL LIABILITIES	1,319,996	777,387	700,379
TOTAL LIABILITIES AND EQUITY	1,852,591	1,206,314	1,181,115

IAWS Group, plc
Consolidated interim statement of changes in equity
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Cash flows from operating activities			
Profit before tax	49,286	45,856	117,786
Financing costs, net	14,297	7,444	13,929
Share of profits of associates and joint venture	(12,998)	(10,864)	(25,653)
Depreciation of property, plant and equipment	15,755	13,069	27,631
Amortisation of intangible assets	6,757	3,519	7,100
Amortisation of government grants	(91)	(112)	(354)
Employee share-based payment charge	1,317	490	1,550
Loss on termination of operations	-	-	572
Profit on disposal of non-current assets	-	-	(1,919)
Foreign exchange losses/(gains)	476	(261)	(684)
Special pension contribution	-	(23,496)	(23,496)
Operating profit before changes in working capital	74,799	35,645	116,462
Increase in inventory	(24,569)	(30,927)	(84)
Decrease/ (increase) in trade and other receivables	18,863	(39,703)	(32,124)
(Decrease)/ increase in trade and other payables	(46,983)	(5,470)	21,189
Cash generated from operating activities	22,110	(40,455)	105,443
Interest paid	(12,710)	(5,431)	(11,880)
Income tax paid	(2,845)	(4,281)	(11,583)
Net cash from operating activities	6,555	(50,167)	81,980

IAWS Group, plc
Consolidated interim cash flow statement (continued)
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Cash flows from investing activities			

Proceeds from sale of property, plant and equipment	203	62	4,448
Purchase of property, plant and equipment			
•Ongoing	(5,730)	(4,609)	(7,910)
•New investments	(32,216)	(32,001)	(67,947)
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(463,378)	(35,312)	(2,644)
Disposal of other investments	-	-	655
Dividends received	7,928	10,186	19,118
Purchase of minority interest	(951)	-	(1,366)
Investments in and advances to joint ventures and associates	-	-	(35,061)
Deferred consideration paid	(2,109)	(3,558)	(3,988)
Other	-	(153)	(480)
Net cash flow from investing activities	(496,253)	(65,385)	(95,175)
Cash flows from financing activities			
Proceeds from issue of share capital	2,208	3,610	8,539
Drawdown of loan capital	499,659	123,949	67,144
Capital element of finance lease liabilities	(181)	(289)	(20,453)
Equity dividends paid	-	-	(16,036)
Net cash flow from financing activities	501,686	127,270	39,194
Net increase in cash and cash equivalents	11,988	11,718	25,999
Translation adjustment	1,034	256	380
Cash and cash equivalents at start of period	69,798	43,419	43,419
Cash and cash equivalents at end of period	82,820	55,393	69,798

IAWS Group, plc
Consolidated interim statement of changes in equity
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
At beginning of period	480,736	383,355	383,355
Impact of adoption of IAS 32 and 39	-	622	622
At beginning of period as adjusted	480,736	383,977	383,977
Changes in equity for the period			
Foreign exchange translation adjustment	4,859	1,925	(57)
Group defined benefit schemes	100	(1,560)	4,811
Deferred tax recognised through equity	240	(95)	(509)

Gains relating to cash flow hedges	773	908	174
Profit for the period attributable to equity holders	42,664	39,452	98,798
Share of associates' other reserve movements	(97)	-	503
Total recognised income and expense	48,539	40,630	103,720
Issue of ordinary shares	85	180	385
Share premium	2,123	3,430	8,154
Increase in employee share-based payments reserve	1,317	490	1,550
Dividends paid	-	-	(16,036)
Movement in minority interest	(205)	220	(1,014)
Total change in equity for the period	51,859	44,950	96,759
At end of period	532,595	428,927	480,736

IAWS Group, plc
Notes to the consolidated interim financial information
for the six months ended 31 January 2007

1. International Financial Reporting Standards

Basis of preparation

The interim financial information has been prepared in accordance with the accounting policies set out in the Group's consolidated financial statements for the year ended 31 July 2006 which were prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The consolidated interim financial information is presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and majority of the Group's operations.

2. Segmental revenue and result

In October 2006, the Group announced plans to establish a new operating company to create a specialist focus around its original core Agri and non Lifestyle Foods businesses. The Group will transfer these operations under a new wholly owned subsidiary to be called Origin Enterprises plc ('Origin').

Origin's activities will comprise the Agri Inputs business, Marine Proteins and Oils business, Shamrock Foods Limited and the Group's 50% interest in Odlum Group Milling.

Accordingly, the Group has revised, in the current period, its three business segments which form the primary format for segmental reporting. These are now Food Europe, Food North America and Origin.

The Group's comparative segmental disclosures for the period ended 31 January 2006 and the year ended 31 July 2006, as set out below, have been restated to reflect these changes.

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

2. Segmental revenue and result (continued)

	FOOD - EUROPE			FOOD - NORTH AMERICA			ORIGIN			TOTAL		
	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 €'000	6 months ended 1/01/06 €'000	Yea ende 31/07/C €'0C
Segment revenue	317,839	299,215	601,362	145,693	64,635	139,072	374,924	350,830	816,871	838,456	714,680	1,557,3C
Profit from operations before amortisation and exceptional	30,948	28,182	60,494	14,538	6,983	16,631	11,856	10,790	34,690	57,342	45,955	111,81
Intangible amortisation	(3,425)	(3,045)	(6,114)	(2,970)	(120)	(264)	(362)	(354)	(722)	(6,757)	(3,519)	(7,10C
Exceptional items	-	-	-	-	-	(228)	-	-	1,575	-	-	1,347
Operating profit	27,523	25,137	54,380	11,568	6,863	16,139	11,494	10,436	35,543	50,585	42,436	106,0E

Share of profit of associates and joint venture	4,012	2,134	6,489	7,166	6,386	14,793	1,820	2,344	4,371	12,998	10,864	25,653
Profit before financing costs	31,535	27,271	60,869	18,734	13,249	30,932	13,314	12,780	39,914	63,583	53,300	131,715

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

3. Earnings per share

	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 EPS (cent)	6 months ended 31/01/06 EPS (cent)	Year ended 31/07/06 EPS (cent)
Basic						
Profit for the financial year	42,664	39,452	98,798	33.78	31.50	78.68
Amortisation of intangible assets	6,757	3,519	7,100	5.35	2.81	5.65
Amortisation of related deferred tax liability	(1,901)	(1,013)	(1,749)	(1.51)	(0.81)	(1.39)
Exceptional items, net of tax	-	-	(490)	-	-	(0.39)
Adjusted earnings per share	47,520	41,958	103,659	37.62	33.50	82.55
Diluted						
Profit for the financial year	42,664	39,452	98,798	33.36	31.15	77.77
Amortisation of intangible assets	6,757	3,519	7,100	5.28	2.78	5.59
Amortisation of related deferred tax liability	(1,901)	(1,013)	(1,749)	(1.49)	(0.80)	(1.38)
Exceptional items, net of tax	-	-	(490)	-	-	(0.38)
Adjusted earnings per share	47,520	41,958	103,659	37.15	33.13	81.60

The calculation of earnings per share is based on the weighted average number of shares in issue during the period of 126,281,140 (31 January 2006:125,232,380). The weighted average number of shares used in the calculation of diluted earnings per share is 127,901,501 (31 January 2006: 126,635,042).

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

4. Acquisitions

The acquisition of Otis Spunkmeyer Holdings, Inc. ("Otis") was completed on 2 November, 2006. The total consideration was €475 million plus expenses of which up to €19.4 million will be paid by way of deferred consideration. The turnover and operating profit of Otis from the date of acquisition to 31 January 2007 was €71.6 million and €5.3 million, respectively.

5. Dividends

The Board has approved an interim dividend of 7.51c per share, an increase of 12 per cent on the 2006 interim dividend of 6.71c. It will be paid on 20 April 2007 to shareholders on the register on 10 April 2007.

6. Effect of exceptional items

	Six months ended 31 January 2007 €'000	Six months ended 31 January 2006 €'000	Year ended 31 July 2006 €'000

Adjusted operating profit

Operating profit before financing	63,583	53,300	131,715
Intangible amortisation	6,757	3,519	7,100
Profit on disposal of property, plant and equipment	-	-	(1,304)
Profit on disposal of other investments	-	-	(615)
Loss on termination of operations	-	-	572
Adjusted operating profit before financing and exceptional items	70,340	56,819	137,468

Adjusted profit before tax			
Profit before tax	49,286	45,856	117,786
Intangible amortisation	6,757	3,519	7,100
Profit on disposal of property, plant and equipment	-	-	(1,304)
Profit on disposal of other investments	-	-	(615)
Loss on termination of operations	-	-	572
Adjusted profit before tax and exceptional items	56,043	49,375	123,539

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

7. Analysis of net debt

	31 July 2006 €'000	Cashflow €'000	Exchange Adjustment €'000	31 January 2007 €'000
Cash	74,556	32,141	1,144	107,841
Overdrafts	(4,758)	(20,153)	(110)	(25,021)
Cash and cash equivalents	69,798	11,988	1,034	82,820
Loans:				
Due in less than one year	-	(356,219)	6,219	(350,000)
Due after more than one year	(283,373)	(143,440)	7,452	(419,361)
Finance leases	(2,950)	181	-	(2,769)
Net debt	(216,525)	(487,490)	14,705	(689,310)

END

Company name **IAWS Group PLC**
Headline **Directors/PDMR Shareholding**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Owen Killian**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)** **Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **50,000 Ordinary Shares of €0.30 each** **500,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.039% of Ordinary Shares** **36.36%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **381,595 Ordinary Shares (0.30%)** **500,000 Deferred Convertible Ordinary Shares (36.36%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 370,000 Ordinary Shares**

23	Any additional information Ordinary Shares have been purchased on the market. Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006	24	Name of contact and telephone number for queries Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification** 14th March 2007

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer IAWS GROUP, plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section

			53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Patrick McEniff**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)** **Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **25,000 Ordinary Shares of €0.30 each** **275,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.02% of Ordinary Shares** **20%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **161,507 Ordinary Shares (0.13%)** **275,000 Deferred Convertible Ordinary Shares (20%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be

			exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 300,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market.** **Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification** 14th March 2007

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Hugo Kane**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)** **Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **25,000 Ordinary Shares of €0.30 each** **275,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.02% of Ordinary Shares** **20%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **143,108 Ordinary Shares (0.113%)** **275,000 Deferred Convertible Ordinary Shares (20%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 300,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market.** **Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification

Date of notification 14th March 2007

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Pat Morrissey**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares

	In respect of a holding of person referred to in 3 above		**Ordinary Shares of €0.30 each (listed) Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **10,000 Ordinary Shares of €0.30 each 80,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0078% of Ordinary Shares** **5.82%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **74,038 Ordinary Shares (0.06%)** **80,000 Deferred Convertible Ordinary Shares (5.82%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 150,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market. Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification 14th March 2007**

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

IAWS Group Plc

12th April 2007

RE: Holding in Company

12 April 2007

Re: Disclosure of Interest pursuant to Section 67 Companies Act 1990

We have been advised by FMR Corp, 82 Devonshire Street, Boston, MA 02109-3614, USA that it and its direct and indirect subsidiaries and Fidelity International Limited P.O. Box HM 670, Hamilton HMCX, Bermuda and its direct and indirect subsidiaries both being non-beneficial holders, hold 15,823,985 Ordinary Shares in IAWS Group, plc. The date of this notification was 12 April 2007.

On the basis of the current total issued Ordinary Shares of 126,649,135 this represents 12.49%.

Yours sincerely

Pat Morrissey
General Counsel & Secretary
IAWS Group, plc

END

Company name **IAWS Group PLC**
Headline **Director/PDMR Shareholding**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **William Gerard Murphy**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of the person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **2,200 ordinary shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **William Gerard Murphy**	8	State the nature of the transaction **Purchase of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **2,200**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.65 per share**	14	Date and place of transaction **5 April 2007, Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **5,612 ordinary shares of €0.30 each** **0.004%**	16	Date issuer informed of transaction **13 April 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey** **Tel: 01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification **Pat Morrissey, General Counsel & Secretary** **Date of notification** **13 April 2007**

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

IAWS Group Plc

26 April 2007

Re: Holding in Company

A Letter from Bank of Ireland Securities Services dated the 26 April 2007, received by the Irish Stock Exchange on the 26 April 2007.

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 25-04-2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issued Share Capital	Current Holding	Current %Holding	Thershold %Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,604,396	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact John Duggan, on 6737220.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

END

Company name	**IAWS Group PLC**
Headline	**Origin Admission Announcement**

RNS Number:9316V
IAWS Group PLC
02 May 2007

INTENTION TO LIST ORIGIN ENTERPRISES ON IEX AND AIM

IAWS Group, plc ('IAWS') announces its intention to seek admission for its subsidiary Origin Enterprises ('Origin') on the IEX market of the Irish Stock Exchange and the AIM market of the London Stock Exchange.

Origin intends to raise approximately €100m by way of primary issue. The funds will be used for future development opportunities. It is expected that Origin shares will commence trading onto the IEX and AIM in June 2007. Origin will remain a subsidiary of IAWS for the foreseeable future.

In October 2006 IAWS announced its intention to establish Origin thereby creating a specialist focus around the original Agri/Nutrition and Food businesses of IAWS. Origin's Agri/Nutrition businesses comprise agri inputs (feed ingredients and fertiliser blending) and marine proteins. Origin's Food activities encompass Shamrock Foods and a 50% interest in Odlum Group.

Origin's operations are substantial businesses with market leadership in several sectors in Ireland and the UK. Origin's focus will be to enhance shareholder return through a combination of organic and new investment opportunities. In addition to strong cash flow, Origin's businesses have the benefit of a substantial operating asset base including a number of significant properties with development potential located in areas destined for future development and regeneration.

Turnover attributable to the Origin businesses for the year ending 31 July 2006 was €817m. EBITDA generated by the businesses during the same period amounted to €42.0m and Origin's share of the profit after tax from its associates was €4.4m.

The Board of Directors of Origin will comprise two executive and three non-executive directors. The executive directors are Tom O'Mahony, CEO of Origin and formerly COO of IAWS and Brendan Fitzgerald, CFO. Origin's non-executive directors comprise, as non-executive Chairman, Owen Killian (IAWS CEO) and Patrick McEniff (IAWS CFO). In addition, Hugh Cooney has agreed to become an independent non-executive director upon the admission of Origin. Mr. Cooney is head of Corporate Finance in BDO Simpson Xavier. He also serves as non-executive Chairman of Siteserv plc and is a former Chairman of Conduit Ltd.

Davy is acting as AIM nominated advisor, IEX advisor and broker to Origin.

Commenting on the proposed admission to IEX and AIM, Tom O'Mahony, Chief Executive of Origin said:

"The expertise of our management team combined with an injection of equity funding and admission to IEX/AIM will facilitate a renewed commitment to growth. Origin is now well positioned to pursue development strategies appropriate to the needs of each business."

Commenting on the proposed admission of Origin, Owen Killian, Chief Executive of IAWS said:

"Origin comprises businesses with scale, leading market positions and strong brands. In addition it has the benefit of a number of significant property assets. A listing by Origin supports both the future development of the businesses and the company's profile. We have a focussed, experienced and incentivised management team which will ensure that Origin is well placed to enhance future value for its shareholders."

Ends. Wednesday, 2 May 2007

For further information please contact:

IAWS Group, plc
Patrick McEniff, Chief Financial Officer Tel: +353 1 612 1379

Origin Enterprises
Tom O'Mahony, Chief Executive Officer Tel +353 1 612 1259

Davy
Ivan Murphy Tel: +353 1 679 6363

Murray Consultants
Joe Murray Tel: +353 1 498 0300
Mobile: +353 86 253 4950

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

A letter from Bank of Ireland Securities Services dated 2nd of May 2007 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 2nd of May 2007.

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 02-05-2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 01-MAY-2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issue Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	32,895,623	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact John Duggan, on 6737220.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

END

Company name **IAWS Group PLC**
Headline **Private Note Placement**

RNS Number:3381Y
IAWS Group PLC
14 June 2007

Announcement

IAWS Group, plc Private Note Placement

IAWS Group, plc ("IAWS") announces completion of a US$450m Guaranteed Senior Note Private Placement with US and UK institutions. The notes were issued on 13th June 2007 with a weighted average tenor of over 9.2 years, maturing in June 2014, 2017 and 2019. They were placed at a weighted average rate of 5.82 per cent based on US Treasury with interest payable semi-annually. The proceeds of the placement will re-finance and lengthen the maturity profile of portion of the Group's existing borrowing facilities.

Commenting on the placing Patrick McEniff, Finance Director, said:

> "The combined impact of placing long term debt and the releasing of approx. €265m in cash from Origin Enterprises has considerably strengthened the IAWS balance sheet. The placing follows on the completion of IAWS' largest ever acquisition, the purchase of Otis Spunkmeyer in the USA in the current year".

Ends. Thursday, 14 June 2007

For reference:

IAWS Group plc
Patrick McEniff, Chief Financial Officer Tel: +353 1612 1200

Murray Consultants Tel: +353 1498 0300
Joe Murray, Mobile: +353 86253 4950

END

Company name	**IAWS Group PLC**
Headline	**Brochure of Particulars**

BROCHURE OF PARTICULARS

IAWS GROUP, plc ("IAWS" or "the Company")

A block listing application has been made to the Irish Stock Exchange and to the UK Listing Authority for 500,000 Ordinary Shares of nominal value EUR 30 cents each, in the capital of IAWS, to be admitted to the Official List of the UK Listing Authority and the Official List of the Irish Stock Exchange, and application has been made to the London Stock Exchange for such shares to be admitted to trading. These shares will be allotted following the exercise of share options pursuant to the IAWS Group, Plc 1997 Share Option Scheme.

END

Company name **IAWS Group PLC**
Headline **Total Voting Rights**

IAWS GROUP, PLC
('the Company')

TOTAL VOTING RIGHTS

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, IAWS Group plc announces that:

IAWS Group plc's issued share capital consists of 126,649,135 Ordinary Shares of nominal value €0.30 each with voting rights. IAWS Group plc does not hold any Ordinary Shares in treasury. Therefore, the total number of voting rights in IAWS Group plc is 126,649,135.

The above figure may be used by shareholders as a denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, IAWS Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

CONTACT:

Pat Morrissey
IAWS Group plc
General Counsel & Company Secretary
Tel: + 353 1 6121259

5 July, 2007

END

Company name **IAWS Group PLC**
Headline **Holding(s) in Company**

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

IAWS Group plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (Yes) (notification received by IAWS Group plc of current notifiable interest)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii)**:**

...Bank of America Corporation

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**

....

6. Date on which issuer notified:
4 July 2007

7. Threshold(s) that is/are crossed or reached:

3%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares of €0.30 each	4,067,000	4,067,000		3.21%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,067,000	3.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Columbia Wanger Asset Management L.P. 227 West Monroe Street Suite 3590 Chicagao, IL 60606	4,067,000 shares

Registered holder(s)	No. of Shares
Columbia Acorn International	1,800 000
Columbia Acorn Fund	1,000,000
Columbia Acorn Int'l Select	150,000
Oregon State Treasury	140,000
Wanger Int'l Small Cap	600,000
Wanger European Small Cap	220,000
Wanger Int'l Select	50,000
Fairfax County Employees' Retirement System	17,000
Riversource Int'l Aggressive Growth Fund	90,000

Proxy Voting:

10. Name of the proxy holder:

N/A................

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Pat Morrissey, General Legal Counsel & Company Secretary
IAWS Group, plc

15. Contact telephone number:
353 1 6121200

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:
IAWS Group plc

Contact address:
151 Thomas Street, Dublin 8, Ireland

Phone number:
353 1 6121200

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Company name **IAWS Group PLC**
Headline **Resignation from Board**

PM/CK

27 July 2007

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Dear Mr Ferguson

Resignation of Mr Patrick Wall from Board of Directors

IAWS Group plc has been informed by Mr Patrick Wall, non-executive Director, of his intention to resign from the Board due to other professional commitments. The Chairman, Denis Lucey, paid tribute to Mr Wall for the positive contribution he has made to the Board and recorded appreciation for his input during a period of important development for the Group. The resignation is effective from July 31st, 2007.

Yours sincerely

Pat Morrissey
General Counsel & Company Secretary

A.V.S Number: 845797

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Director/PDMR Shareholding**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **William Gerard Murphy**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of the person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **3,230 ordinary shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **William Gerard Murphy**	8	State the nature of the transaction **Purchase of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **3,230 ordinary shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.003%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€15.06 per share**	14	Date and place of transaction **27 July 2007, Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **12,342 ordinary shares of €0.30 each** **0.01%**	16	Date issuer informed of transaction **27 July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey** **Tel: 01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification **Pat Morrissey, General Counsel & Secretary** **Date of notification** **27 July 2007**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies

	IAWS Group, plc		Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Paul Wilkinson**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connectedperson **n/a**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Beneficial interest of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **2,000 ordinary shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Paul Wilkinson**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **2,000 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **n/a**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **n/a**
13	Price per share or value of transaction **€15.04**	14	Date and place of transaction **27 July 2007, Dublin**

	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **13,000 ordinary shares of €0.30 each 0.01%**	16	Date issuer informed of transaction **27July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey 01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification

________________Pat Morrissey, General Counsel & Company Secretary______________

Date of notification 27 July 2007

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

IAWS Group Plc

07 August 2007

Re: Holding in Company

A letter from Bank of Ireland Nominees Ltd to the Irish Stock Exchange, dated 07 August 2007, received by the Irish Stock Exchange on the 07 August 2007.

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 07-Aug-2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 03-AUG-2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issued Share Capital	Current Holding	Current %Holding	Threshold %Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,647,004	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact John Duggan, on 6737220.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

END

Company name **IAWS Group PLC**
Headline **Blocklisting Review**

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:

Listing Applications, Irish Stock Exchange
The *FSA*

Date: 13 August 2007

AVS No: 115111				
Name of *applicant*:		IAWS GROUP, plc		
Name of scheme:		IAWS GROUP, public limited company 1997 Share Option Scheme		
Period of return:	From:	13 February 2007	To:	12 August 2007
Balance under scheme from previous return:		347,900		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000 ordinary shares of €0.30 each – block list of 22 June 2007		
Number of *securities* issued/allotted under scheme during period:		260,150		
Balance under scheme not yet issued/allotted at end of period		587,750		
Number and *class* of *securities* originally listed and the date of admission		500,000 ordinary shares of €0.30 each – block list of 22 November 2006		
Total number of *securities* in issue at the end of the period		126,909,285		

Name of contact:	PAT MORRISSEY
Address of contact:	151 THOMAS STREET, DUBLIN 8
Telephone number of contact:	01 6121200

SIGNED BY ________________________________

Pat Morrissey, Legal Counsel & Company Secretary
for and on behalf of IAWS GROUP, plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **COO Appointed**

11 SEPTEMBER 2007

HUGO KANE APPOINTED CHIEF OPERATING OFFICER

AND OTHER BOARD CHANGES

IAWS Group plc, following on from the successful IPO of Origin Enterprises plc and in support of the Combined Code principle that half its Board consist of directors deemed independent, announces a number of pending Board changes. Tom O'Mahony, CEO of Origin Enterprises plc, will retire from the Board of IAWS Group plc at its Annual General Meeting in December as will non-executive directors Philip Lynch and David Martin. In addition, and further reflecting the evolving profile of IAWS Group plc, executive director Hugo Kane becomes Chief Operations Officer. The Chairman of IAWS Group plc, Denis Lucey, paid tribute to the contribution of the retiring directors.

"IAWS Group plc has come through a period of evolution going back to the dilution by the founding co-op of its shareholding in recent years and culminating in the establishment and separate listing of Origin Enterprises plc. Tom O'Mahony, Philip Lynch and David Martin have, over their years of service, contributed to this evolution and the success of IAWS and we wish them all well."

Ends

END

Company name Origin Enterprises
Headline Preliminary Results

RNS Number:1566E
Origin Enterprises Plc
20 September 2007

Preliminary Results Announcement
Year ended 31 July 2007

Origin Enterprises plc, the agri/nutrition and food group, announces its Preliminary Results for the year ended 31 July 2007.

Financial Highlights 31 July, 2007.

Group revenue increased 8.9%	€889.4m
EBITDA increased by 8.6%	€ 45.7m
*Group operating profit 10% higher	€38.1m
*Profit before financing costs increased by 7%	€41.8m
*EPS diluted (cent per share)	23.93c
Cashflow from operating activities	€46.7m
Group net debt	€71.7m

*adjusted for intangible amortisation and exceptional items

Operational Highlights

- Establishment of Origin Enterprises plc ("Origin") to maximise the development potential of the former core Agri-Nutrition and Ambient Food businesses of IAWS Group plc.
- Completion of €350m syndicated bank facilities.
- Successful IPO on the IEX and AIM stock markets raising €100m for future development activities.
- Strong operational and financial performance across all Group operations.
- Acquisition of controlling interest in Odlum Group ("Odlums") subsequent to year end.
- Comprehensive submissions on the draft Cork South Docks Local Area Plan in relation to Origin's 32 acre developable footprint.

Origin Enterprises plc

Chief Executive Officer's comment:

Commenting on the 2007 performance, Origin Chief Executive Officer, Tom O'Mahony said:

"2007 marked a significant milestone in the development of Origin. All Group businesses performed strongly reflecting demand led growth within Agri-Nutrition and brand extension and development within Food. The successful IPO and syndication of bank facilities during the year provides Origin with investment capacity to fund strategic development. The acquisition of the controlling interest in Odlums subsequent to year-end is an excellent fit complementing the Group's existing food brands and represents the first step in the strategic development of Origin. The Group continues to make progress with its significant property portfolio. We remain confident about the prospects for earnings growth from our existing businesses and from strategic development opportunities."

The Preliminary Results Announcement is available on the company website www.originenterprises.com. The institutional presentation will be posted on the website during the day.

ENDS

For reference contact:

Brendan Fitzgerald, Chief Financial Officer +353 1 6121259
Joe Murray, Murray Consultants +353 1 4980300
+353 86 2534950

PRELIMINARY RESULTS STATEMENT

The year under review saw the emergence of renewed optimism within the primary sectors of the food industry resulting in strong demand led growth bringing new momentum to Origin's key Agri-Nutrition markets. In Food, the Group continued to reposition and extend its core brands creating new growth opportunities. Plans

to maximise the potential of the Group's extensive property portfolio have also been advanced, particularly for its landmark 32 acre Cork city centre docklands footprint.

Group revenue was 8.9 per cent higher at €889.4m, driven primarily by the Agri-Nutrition Division which accounts for 73 per cent of revenues. Increasing worldwide demand for food and the development of new applications for traditional food crops is driving the value of primary producer output resulting in higher demand for key protein, energy and nutrient ingredients supplied by Origin. Revenues in the Agri-Nutrition division increased by 11 per cent in the period.

The Food Division experienced strong like for like revenue growth from the development of its branded product ranges. Ongoing development work and new product introductions are driving the successful extension of these brands into the convenience snacking and wellness categories. Since year end this momentum has been accelerated with the acquisition of the remaining 50 per cent of Odlums, adding an additional high profile range of branded goods to the Shamrock and Roma offerings. Underlying revenue in Food grew by 9 per cent.

Origin's 32 acre Cork city centre site is central to the proposed Cork South Docks Local Area Plan which is designed to facilitate the development and regeneration of Cork city as well as the wider Southwest region. Origin has made comprehensive submissions in response to this plan and is currently finalising a planning application for its key gateway site to the South Docks.

Operating profit * increased by 10 per cent to €38.1m from €34.7m in the previous year. Operating profit within the Agri-Nutrition division increased by 12 per cent to €27.7m, benefiting from improved operating efficiencies and increased volumes. Operating profit within Food increased by 5 per cent to €10.4m, principally driven by sales growth in its branded products and the extension of these product lines. The operating margin in Food improved from 4.2 per cent to 4.3 per cent.

Origin's associate investments in the period under review include a 50 per cent interest in Odlums and a 50 per cent interest in John Thompson and Sons Ltd ("Thompsons"). Share of profit from associates in the year was €3.7m compared to €4.4m in 2006, principally due to the timing of price increases within Odlums. Thompsons delivered a satisfactory performance in the period.

Profit before financing costs* for the year increased by 7 per cent to €41.8m compared to €39.1m in 2006.

The profit for the financial year*, was €32.0m compared to €30.8m in 2006. Adjusted earnings per share** amounted to 24.65 cent for the year while the adjusted diluted earnings per share amounted to 23.93 cent.

Cashflow from operating activities was €46.7m with year end net debt of €71.7m, following receipt of IPO proceeds of €100m and a payment of €256m to acquire the undertaking and assets of the original businesses of IAWS Group, plc.

*EPS, Profit for the financial year, Profit before financing and Operating profit are stated before intangible amortisation and exceptional items.

** Profit before tax, Profit for the financial year and Earnings per Share for the year ended 31 July 2007 are not directly comparable with the 2006 numbers as the 2007 results reflects the financing costs associated with the separate bank facilities put in place by Origin in May 2007. Prior to May 2007 the Origin businesses were funded as part of the wider IAWS Group plc and the interest charge accordingly does not reflect the current financial structure.

Review of Operations

Agri-Nutrition

Agri-Nutrition which comprises agri-inputs (animal feed ingredients and fertiliser importing and distribution) and marine proteins & oils (manufacture and distribution of fishmeal and oil) increased revenue in the year by 11 per cent to €647.7m with operating profit increasing by 12 per cent to €27.7m.

Higher sales volumes and improved operating efficiencies were the main contributors to the improved performance. The outlook for primary food production remains buoyant. This is being driven by increasing food demand resulting from a combination of global population growth and rising living standards against a back drop of a restricted capability of global agricultural production to match this increased demand. In addition the increased awareness of climate change and energy security has placed a significant focus on agriculture as an alternative energy supplier in the form of increased demand for grain crops for use in the biofuels industry. The combination of these factors has provided a price impetus in the key primary markets.

In Ireland both Feed Ingredients and Fertiliser delivered a satisfactory performance. At farm level confidence remains high as evidenced by stable livestock numbers and continuing capital investment despite the impact of significant input cost pressure. While the immediate effects of the single farm decoupled payment are difficult to isolate at this stage the longer term impact will be improved economies of scale and greater control over decision making at the level of the farm enterprise.

In the UK the improved returns for arable farming in particular had a positive impact on the Group's fertiliser volumes in the year. The substantial investment in UK biofuel capacity is providing an impetus to UK cereal production leading to increased cereal plantings which augurs well for future fertiliser consumption.

Marine Proteins delivered a satisfactory performance in a year characterised by high prices for fishmeal principally driven by the continued growth in aquaculture. Origin's manufacturing facilities are strategically located in

close proximity to the main pelagic fisheries in the North Atlantic. Killybegs in the North West of Ireland represents the optimal landing location for large commercial trawlers given the increasing emphasis on trawler efficiency in terms of the sourcing and landing of fish raw material. Plans to double Origin's capacity at Killybegs are progressing and the Group remains on schedule to commission a modern state-of-the-art facility.

Food

Food delivered a satisfactory performance with strong underlying sales growth in the Shamrock and Roma brands as well as continuing growth within its agency businesses. Revenue increased to €241.7m with operating profit increasing by 5 per cent to €10.4m.

Roma which has a leading market position within ambient Italian food ingredients experienced strong sales growth reflecting the continuing momentum within the category and the benefit of a number of new product launches during the year. Shamrock as Ireland's leading home-baking brand achieved very satisfactory year on year sales growth, through a combination of its strong home baking base and the continuing extension of the brand into broader convenience snacking and wellness categories.

On 30 August 2007, following receipt of clearance from the Competition Authority, Origin completed the acquisition of the remaining 50 per cent of Odlums for a consideration of €35m plus the assumption of related bank debt of €22m. Odlums, as Ireland's premier cereal miller, has a strong branded market position within the growing flour and oatmeal categories in Ireland in addition to a growing branded export oatmeal business. The acquisition is an excellent fit for Origin complementing its existing food brands and raw material sourcing and logistics capability. The business comes with the benefit of a developable property footprint within the area covered by the recently published Cork South Docks Local Area Plan and is adjacent to Origin's existing property holding.

Property

The Group has a dedicated team in place to maximise the value of its property portfolio. Plans for its key sites are being progressed.

Cork South Docks

The Group's major property asset comprises 32 acres in the South Docks, close to the City Centre. In September 2006, Origin submitted a strategic master plan setting out its vision for the rejuvenation of this key city asset. In June 2007, Cork City Council published the "Cork South Docks Local Area Plan" ("SDLAP"). The SDLAP sets out, for consultation, the City Council's vision for development of the South Docks. In August 2007, Origin made comprehensive submissions in response to the SDLAP in respect of its holdings. Cork City Council will shortly publish proposed amendments to the draft Plan arising from consideration of the various submissions received.

A planning application for Origin's key 2 acre riverfront site is currently being finalised. This site, by virtue of its position adjacent to the City Centre, provides

opportunities not only to extend the city itself but also to act as a "Gateway" from the City Centre to the South Docks.

Newhall

Origin's 55 acre greenfield site at Newhall near Naas, Co. Kildare is currently zoned for industrial / warehouse use under the Kildare County Development Plan 2005 - 2011. A master plan for this site is currently being prepared for discussion with Kildare County Council.

Dividend

As previously outlined no dividend will be paid in respect of the year ended 31 July 2007. The Board will review its dividend policy in 2008 bearing in mind the financial resources required for the development of the Group.

Outlook

The Origin businesses are well positioned and have the operational flexibility to take advantage of opportunities within the primary sectors of the food industry. The Group is well placed to achieve growth from continuing operations in the current financial year.

ENDS

Origin Enterprises plc
Group income statement
for the year ended 31 July 2007

	Pre-exceptional 2007 €'000	Exceptional 2007 €'000	Total 2007 €'000	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000
Revenue	889,363	-	889,363	816,871	-	816,871
Cost of sales	(793,046)	-	(793,046)	(726,971)	-	(726,971)

Gross profit	96,317	-	96,317	89,900	-	89,900
Operating costs, net	(58,190)	1,146	(57,044)	(55,210)	1,575	(53,635)
Operating profit before amortisation of intangible assets	38,127	1,146	39,273	34,690	1,575	36,265
Amortisation of intangible assets	(797)	-	(797)	(722)	-	(722)
Operating profit	37,330	1,146	38,476	33,968	1,575	35,543
Share of profit of associates	3,674	-	3,674	4,371	-	4,371
Profit before financing costs	41,004	1,146	42,150	38,339	1,575	39,914
Financing income	2,310	-	2,310	1,173	-	1,173
Financing costs	(4,955)	-	(4,955)	(2,119)	-	(2,119)
Profit before tax	38,359	1,146	39,505	37,393	1,575	38,968
Income tax expense	(6,406)	(450)	(6,856)	(6,617)	(674)	(7,291)
Profit for the financial year	31, 953	696	32, 649	30,776	901	31,677
Attributable as follows:						
Equity shareholders			32,686			31, 605
Minority interest			(37)			72
			32, 649			31,677

Origin Enterprises plc
Group income statement (continued)
for the year ended 31 July 2007

Earnings per share	2007	2006
Basic -adjusted Excluding amortisation and exceptional items	24.65c	23.62c
Diluted adjusted Excluding amortisation and exceptional items	23.93c	N/A
Basic Including amortisation and exceptional items	24.57c	23.76c
Diluted Including amortisation and exceptional items	23.86c	N/A

Origin Enterprises plc
Group statement of recognised income and expense
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Items of income and expense recognised directly in equity		
Foreign exchange translation adjustment	2,053	1,417
Actuarial gain on Group's defined benefit pension schemes	7,039	2,932

Deferred tax effect of actuarial gain	(895)	(214)
Actuarial gain on associate's defined benefit scheme	3,745	-
Loss relating to cash flow hedges and other	(1,027)	(1,531)
Deferred tax effect of cash flow hedges and other	298	159
Revaluation gains on properties transferred to investment properties	87,380	-
Deferred tax effect on gains on revaluation of properties transferred to investment properties	(15,208)	-
Net income recognised directly in equity	83,385	2,763
Profit for the financial year	32,649	31,677
Total recognised income and expense for the year	116,034	34,440
Attributable as follows:		
Equity shareholders	116,071	34,368
Minority interest	(37)	72
Total recognised income and expense for the year	116,034	34,440

Origin Enterprises plc
Group balance sheet
as at 31 July 2007

	2007 €'000	2006 €'000
ASSETS		
Non current assets		
Property, plant and equipment	71,149	81,872
Investment properties	165,473	-
Goodwill and intangible assets	15,220	16,647
Investments in associates	26,521	19,620
Deferred tax assets	1,633	2,082
Total non current assets	279,996	120,221
Current assets		
Inventory	67,476	56,254
Trade and other receivables	84,993	93,757
Cash and cash equivalents	31,989	34,655
Total current assets	184,458	184,666
TOTAL ASSETS	464,454	304,887

Origin Enterprises plc
Group balance sheet (continued)
as at 31 July 2007

	2007 €'000	2006 €'000
EQUITY		

Called up share capital	1,382	-
Share premium	265,182	-
Retained earnings and other reserves	(83,171)	89,321
Total equity attributable to equity shareholders of parent	183,393	89,321
Minority interest	241	278
TOTAL EQUITY	183,634	89,599
LIABILITIES		
Non current liabilities		
Interest bearing borrowings	83,000	-
Employee benefits	1,771	9,040
Deferred government grants	2,674	2,695
Deferred tax liabilities	31,740	5,482
Total non current liabilities	119,185	17,217
Current liabilities		
Interest bearing borrowings	20,691	232
Trade and other payables	127,026	118,671
Corporation tax payable	8,556	5,300
Derivative financial instruments	2,216	1,188
Amounts due to IAWS Group plc and subsidiaries	3,146	72,680
Total current liabilities	161,635	198,071
TOTAL LIABILITIES	280,820	215,288
TOTAL EQUITY AND LIABILITIES	464,454	304,887

Origin Enterprises plc

Group cash flow statement
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Cash flows from operating activities		
Profit before tax	39,505	38,968
Financing costs, net	2,645	946
Share of profit of associates	(3,674)	(4,371)
Depreciation of property, plant and equipment	7,527	7,350
Amortisation of intangible assets	797	722
Amortisation of government grants	(124)	(131)
Employee share-based payment charge	205	-
Exceptional items	(1,146)	(1,575)
Foreign exchange losses/(gains)	32	(114)
Operating profit before changes in working capital	45,767	41,795
Increase in inventory	(11,736)	(1,059)
Decrease/(increase) in trade and other receivables	9,103	(16,264)
Increase in trade and other payables	3,561	11,061
Cash generated from operating activities	46,695	35,533
Interest paid	(1,792)	(488)
Net cash inflow from operating activities	44,903	35,045

Origin Enterprises plc
Group cash flow statement (continued)
for the year ended 31 July 2007

	2007 €'000	2006 €'000

Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	205	3,896
Purchase of property, plant and equipment		
- Ongoing	(3,767)	(5,705)
- New investments	(2,336)	(3,410)
Purchase of intangible assets	-	(854)
Insurance proceeds, net	6,118	-
Disposal of other investments	-	668
Disposal of subsidiary	1,045	-
Dividends received	574	1,604
Net cash flow from investing activities	1,839	(3,801)
Cash flows from financing activities		
Proceeds from issue of share capital	104,192	-
Share issue expenses	(1,691)	-
Net cash movement in balance with IAWS Group plc	(255,545)	(35,213)
Drawdown of loan capital	83,000	-
Net cash flow from financing activities	(70,044)	(35,213)
Net decrease in cash and cash equivalents	(23,302)	(3,969)
Translation adjustment	177	10
Cash and cash equivalents at start of year	34,423	38,382
Cash and cash equivalents at end of year	11,298	34,423

Origin Enterprises plc

Notes to the preliminary results statement

for the year ended 31 July 2007

1 Basis of preparation / comparatives

The financial information included on pages 8 to 20 of this preliminary results statement has been extracted from the Group financial statements for the year ended 31 July 2007 on which the auditor has issued an unqualified audit opinion.

The financial information has been prepared in accordance with the accounting policies set out in the Group's consolidated financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards as adopted by the EU.

The consolidated financial information is presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and majority of the Group's operations.

In October 2006 IAWS Group plc announced its intention to establish a new operating company within its Group to create a specialist focus around its original core Agri and Ambient Foods businesses. In April 2007 as part of a group reorganisation the original core Agri and Ambient Foods businesses were transferred to the Company (which was incorporated on 11 September 2006) at which stage it was a wholly owned subsidiary of IAWS Group plc. It converted to a plc on 29 May 2007 and shares in Origin were admitted to trading on the IEX and AIM markets of the Dublin and London Stock Exchanges on 5 June 2007.

The businesses transferred to the Company were distinguishable both operationally and for financial reporting purposes from the other operations of IAWS Group plc.

The consolidated financial statements for the Group for the year ended 31 July 2007 have been prepared as if the Group had always existed and consequently reflect the pre-existing carrying values in IAWS Group plc of the assets and liabilities transferred to the Company while the Group income statement, Group statement of recognised income and expenses and Group cash flow statement present the results, performance and cash flows of the businesses for the full year to 31 July 2007. The comparative information has also been presented as though the transaction had been implemented throughout the prior period. However, stand alone banking facilities and the capital structure of the Group were only established in May 2007. Consequently, share capital and share premium

are only separately identified from May 2007 and previous financing was reflected in the total amount due to/from IAWS Group plc.

Accordingly, profit before tax, profit for the financial year and earnings per share for the year ended 31 July 2007 are not directly comparable with the 2006 comparatives as the financial information for 2007 reflects the financing costs associated with the separate bank facilities put in place by Origin in

May 2007. Prior to May 2007 the Origin businesses were funded as part of the wider IAWS Group plc and the interest charge accordingly does not reflect the current financial structure.

Origin Enterprises plc

Notes to the preliminary results statement (continued)

for the year ended 31 July 2007

2 Segmental information

	FOOD		AGRI / NUTRITION		TOTAL GROUP	
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006 €'000
Segment revenue	241,680	234,916	647,683	581,955	889,363	816,871
Operating profit before exceptional items and amortisation of intangible assets	10,474	9,937	27,653	24,753	38,127	34,690
Exceptional items	(1,314)	-	2,460	1,575	1,146	1,575
Operating profit before amortisation of intangible assets	9,160	9,937	30,113	26,328	39,273	36,265
Amortisation of intangible assets	(501)	(498)	(296)	(224)	(797)	(722)
Operating profit	8,659	9,439	29,817	26,104	38,476	35,543
Share of profit of associates	1,886	2,667	1,788	1,704	3,674	4,371
Profit before financing costs	10,545	12,106	31,605	27,808	42,150	39,914

Origin Enterprises plc

Notes to the preliminary results statement (continued)
for the year ended 31 July 2007

3 Earnings per share

The calculation of basic earnings per share for the year ended 31 July 2007 was based on the profit for the financial year attributable to ordinary shareholders of €32,686,000 (2006: €31,605,000) and on the weighted average number of ordinary shares outstanding from the date of the IPO of Origin in June 2007. Prior to the IPO the Company was under common control of IAWS Group plc and did not have a representative share capital. Accordingly, for the purposes of the calculations below it has been assumed that the shares in issue following the IPO were in issue for all of 2007 and for all of 2006. The calculation of diluted earnings per share for 2007 was based on the weighted average number of ordinary shares calculated as follows:

2007
'000's

Weighted average number of ordinary shares used in basic calculation	133,016
Effect of convertible shares with a dilutive effect	3,968
Weighted average number of ordinary shares (diluted) for the year	136,984

Origin Enterprises plc

Notes to the preliminary results statement (continued)
for the year ended 31 July 2007

3 Earnings per share (continued)

Earnings per share adjusted for exceptional items and intangible amortisation is set out below:

	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Basic				
Profit for the financial year	32,686	24.57	31,605	23.76
Adjustments:				
Amortisation of intangible assets	797	0.60	722	0.54
Exceptional items, net of tax	(696)	(0.52)	(901)	(0.68)
Adjusted basic earnings per share	32,787	24.65	31,426	23.62

	2007 €'000	2007 Per share € cent
Diluted		
Profit for the financial year	32,686	23.86
Adjustments:		
Amortisation of intangible assets	797	0.58
Exceptional items, net of tax	(696)	(0.51)
Adjusted diluted earnings per share	32,787	23.93

Origin Enterprises plc
Notes to the preliminary results statement (continued)
for the year ended 31 July 2007

4 Exceptional items

	2007 €'000	2006 €'000
Loss on disposal of operations (i)	(980)	(385)
(Loss)/profit on disposal of property, plant and equipment	(1,314)	1,531
Profit on disposal of other investments	-	429
Insurance settlement and other restructuring costs (ii)	3,440	-
	1,146	1,575

i. •Loss on disposal of operations

Power Seeds Limited, an Irish based company engaged in the sale of seed and hardware products was disposed of in 2007. Premier Petfoods Limited, an Irish based company engaged in the distribution of pet foods was disposed of in 2006.

ii. •Insurance settlement and other restructuring costs

During 2007 two facilities operated by the Group suffered fire damage. Contingency plans were implemented and the impact on customers and operations was minimised. The gain represents the excess of the insurance claim proceeds over the net book value of the assets destroyed and other restructuring costs incurred during the year.

Origin Enterprises plc

Notes to the preliminary results statement (continued)

for the year ended 31 July 2007

5. •Statement of changes in shareholders' equity

31 July 2007

	Share capital €'000	Share premium €'000	Cash flow hedge reserve €'000	Revaluation reserve €'000	Share based payment reserve €'000	Re-organisation reserve €'000	Foreign currency translation reserve €'000	Retained earnings €'000 (Note 1)	Total €'000
At 1 August 2006	-	-	(1,041)	-	-	-	(3,277)	93,639	89,321
Reclassification of prior years retained earnings	-	-	-	-	-	93,639	-	(93,639)	-
Revaluation of investment properties	-	-	-	87,380	-	-	-	-	87,380
Deferred tax on revaluation	-	-	-	(15,208)	-	-	-	-	(15,208)
Issue of ordinary shares	1,382	153,855	-	-	-	-	-	-	155,237
Share issue expenses	-	(1,691)	-	-	-	-	-	-	(1,691)
Movement on reorganisation reserve	-	113,018	-	-	-	(288,768)	-	-	(175,750)
Share based payments	-	-	-	-	205	-	-	-	205
Foreign exchange translation	-	-	-	-	-	-	2,053	-	2,053
Group defined benefit pension schemes	-	-	-	-	-	-	-	7,039	7,039
Deferred tax on Group defined benefit schemes	-	-	-	-	-	-	-	(895)	(895)
Net actuarial gain on associate defined benefit pension scheme	-	-	-	-	-	-	-	3,745	3,745
Losses related to cash flow hedges and other	-	-	(1,027)	-	-	-	-	-	(1,027)
Deferred tax relating to cash flow hedges and other	-	-	298	-	-	-	-	-	298
Profit for the period attributable to equity holders	-	-	-	-	-	-	-	32,686	32,686

At 31 July 2007	1,382	265,182	(1,770)	72,172	205	(195,129)	(1,224)	42,575	183,393

Note 1 The balance of retained earnings at 31 July 2007 comprises income earned and reported in 2007 which has not been allocated between the periods pre and post the reorganisation transaction in April 2007 that established the Origin Group.

END

Company name **IAWS Group PLC**
Headline **Preliminary Results**

RNS Number:3282E
IAWS Group PLC
24 September 2007

IAWS Group, plc

Preliminary Results Announcement

Year ended 31 July 2007

2007 Preliminary Results Summary

	2007	2006	
	€'000	€'000	%
Group revenue	1,907,619	1,557,305	22.5
* Group operating profit	146,448	111,815	31.0
Share of assoc. and JV	26,656	25,653	3.9
* Operating profit incl. associates	173,104	137,468	25.9
Exceptional items	22,732	1,347	-
Finance cost	(30,099)	(13,929)	116.1
* Pre tax profits	143,005	123,539	15.8
Profit for the financial year	123,473	99,129	24.6
* Adjusted profit	120,607	103,659	16.3
* Adjusted fully diluted EPS (cent)	94.17c	81.60c	15.4

* before intangible amortisation and exceptional items

Chief Executive Officer's comment:

Commenting on the 2007 performance, IAWS Group Chief Executive, Owen Killian said:

"IAWS Group, plc has had an excellent year with strong underlying growth across the entire business. This has been a transformational year for the Group with our largest ever acquisition, that of Otis Spunkmeyer, in the USA followed by the successful IPO of Origin Enterprises plc ("Origin") in June. We also successfully placed US$450 million of long term debt with an average maturity of9.2 years on favourable terms. The combination of the long term debt placing together with the release of €256 million in cash from Origin has considerably strengthened the Group financial position. We have made a substantial investmentfor future growth in both the US and European markets during the period. The rapid rise in grain and food costs augurs well for the future growth of Origin. At the same time, the food inflation arising from these trends will affect the trading environment for all food companies.
Our Lifestyle Foods proposition to consumers conveys substantial benefits over cost and we remain confident that our business model will continue to generate growth."

The Preliminary Results Announcement is available on the Group website www.iaws.com. A conference call will be held at 8.30 AM UK / Irish time today. Call details are available from the Group's website.

ENDS 24th September 2007

IAWS Group, plc - Financial Review

EPS

IAWS Group, plc announces an increase of 15.4 per cent in diluted earnings per share* for the year ending 31 July 2007 to 94.17c compared to 81.60c in the previous year. The adjusted profit* for the financial year was €120.6 million compared with €103.7 million in 2006 - this was before an increased amortisation charge of €15.9 million compared to €7.1 million in the previous year.

Dividend

A final dividend of 7.80 cent is proposed giving a total dividend for the year of 15.31 cent per share, an overall increase of 13.5 per cent.

Revenue

Group revenue was 22.5 per cent higher at €1.9 billion. The Food business achieved revenues of €1.0 billion, an increase of 37.5 per cent. Food North America reported revenue growth of 165.4 per cent. This includes 9 months of revenue from Otis Spunkmeyer (€220.1 million) and an increase in underlying revenues at La Brea Bakery of 15.2 per cent. Food Europe delivered underlying revenue growth of 7.3 per cent to €649.1 million. Origin reported revenue growth of 8.9 per cent to €889.4 million.

Operating profit

Group operating profit* increased by 31 per cent to €146.4 million. The operating profit* from the Food business was €108.3 million compared to €77.1 million in 2006 - an increase of 40.4 per cent. Origin delivered a good performance with operating profits* of €38.1 million which is 9.9 per cent higher than last year.

Associates

The profit contribution from Food associates and joint venture grew by 7.8 per cent to €23.0 million compared with €21.3 million in 2006. The profit contribution from Origin's associates was down from €4.4 million in 2006 to €3.7 million in 2007 primarily due to the timing of price increases in its flour milling associate.

Free cash flow

During the year, due to strong underlying performance and cash management, the Group's free cash flow increased by 36% to €136.6 million.

Balance sheet

The Group balance sheet was considerably strengthened in the period with net assets increasing by 60% to €766.7 million. Total borrowings were €479.6 million at the end of the financial period compared to €216.5 million at the end of July 2006. This is a strong performance after a cash acquisition spend of €459.9 million and investment capital expenditure of €89.0 million. During the year IAWS Group, plc placed debt of US$450 million with US and UK institutions with an average maturity of 9.2 years on favourable terms. The combined impact of placing long term debt and the releasing of circa €256 million in cash from Origin have contributed to the strength of the IAWS Group balance sheet. Net debt (€71.7 million): EBITDA for Origin was 1.6 times, while net debt (€407.9 million): EBITDA ratio for the Group (excluding Origin) was 2.4 times.

* EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

Review of Operations

The Group's record of consistent double digit growth was maintained in a transformational year. There was strong underlying growth in the core Lifestyle Foods business and substantial scale was achieved in the North American business. The Group successfully completed its largest ever acquisition, Otis Spunkmeyer, which made an excellent contribution to the Group in its first nine months. Origin Enterprises was listed on the IEX/AIM stock markets raising €100 million of development capital to fund future growth.

Highlights of the year included:

- Strong underlying growth in Lifestyle Foods
- Substantial scale achieved in North American market
- The Group's largest ever acquisition - Otis Spunkmeyer
- US$450 million long term debt placing on favourable terms
- Successful Origin IPO raises €100 million development capital

- •€256 million in cash released from Origin to IAWS
- •New underlying growth dynamic for Origin
- •Cash acquisition spend of €459.9 million and capex of €89.0 million
- •Commenced development of innovative European facility
- •Free cash flow grows 36 per cent to €136.6 million
- •Year end net debt to EBITDA, excluding Origin, ratio 2.4 times

The Group is now reporting in three segments, Food North America, Food Europe and Origin. This segmental analysis reflects the changed profile of the group and the comparative period has been restated accordingly.

Food North America:

	Total 2007 € 000	Total 2006 € 000	Change
Revenue	369,131	139,072	165.4%
Operating profit*	41,745	16,631	151%

*before intangible amortisation and exceptional items

The Group has made substantial investment in developing its Lifestyle Foods business in the North American value added bakery market through acquisition and capital investment in recent years. This has created an operation of substantial scale with iconic brands and a national reach in the USA. During the year under the review, the Group attained a 5 per cent share of the $12 billion value added bakery market.

Category leadership has been established in artisan breads and sweet baked goods. The Group estimates that the US market is growing at a rate of 8 per cent for artisan bread and 5 per cent for freshly baked cookies. The acquisition of La Brea Bakery in 2001 enabled the Group to grow category leadership nationally in artisan bread while the Otis Spunkmeyer acquisition gives leadership in sweet baked goods.

Revenues in the US have now reached an annualised $600 million. In the year under review, revenue grew by 165.4 per cent to €369.1 million, including an excellent contribution from Otis Spunkmeyer of €220.1 million for the nine month period. Operating profits in North America were up 151.0 per cent at €41.7 million for the year. Otis Spunkmeyer contributed a strong €22.1 million, making the acquisition earnings accretive for the Group in its first nine months.

Underlying growth in La Brea Bakery continued at a high rate with revenues increasing by 15.2 per cent to €149.0 million while operating profits rose by 17.8 per cent to €19.6 million after allowing for foreign currency fluctuations. Innovative product development based on lifestyle trends and superior brand awareness continue to drive above par growth in this dynamic category. This, together with ongoing capital investment in the Group's unique bakery technology, enables La Brea to maximise opportunities arising from growth trends favourable to freshly baked artisan bread.

The acquisition of Otis Spunkmeyer has been an excellent strategic fit, giving the Group new levels of reach and scale in North America by virtue of its extensive US production capabilities and distribution infrastructure. In North America the Lifestyle Foods business has 2,368 employees, 53 direct store delivery ("DSD") points and 7 manufacturing facilities. These extensive infrastructure and production capabilities service over 300 DSD routes and over 70,000 DSD customers.

The Lifestyle Foods business has well invested unique bakery assets which provide a substantial platform for growth. The Group now has strength and depth in both the foodservice and retail markets. Foodservice and retail have an equal share of the US value added bakery market.

The ongoing investment programme in North America has given the Group scale and reach with unrivalled route to market. Category leadership, superior branded concepts, high quality products and unique supply chain capabilities convey substantial benefits over costs for customers. This, together with a committed and proven management team, positions the Group favourably for further development and growth in North America.

Food Europe:

	Total 2007 € 000	Total 2006 € 000	Change
Revenue	649,125	601,362	7.9%
Operating profit*	66,576	60,494	10.1%

*before intangible amortisation and exceptional items

Revenue in Food Europe which comprises the Lifestyle Foods businesses in Ireland, the UK and France, increased to €649.1 million. This reflects revenue growth of 7.9 per cent (underlying revenue growth of 7.3 per cent). Operating profit* in Food Europe increased by 10.1 per cent to €66.6 million.

The Group estimates that there is a €90 billion bakery market in Western Europe within which there is a €13 billion value added bakery market. The Lifestyle Foods business has an extensive product range in the value added bakery market. The Group estimates that the value added bakery market is growing at a rate of 4.5%. In Europe the Lifestyle Foods business has 2,170 employees, 23 DSD points and 3 manufacturing facilities. This extensive infrastructure and production capability services over 300 DSD routes and over 50,000 DSD customers.

The Group has considerable strength and depth in both the foodservice and retail markets. In retail the Lifestyle Foods business offers value added concepts through focusing on space profitability and differentiated offerings that satisfy consumers' continuous demand for high quality appealing and convenient products. In Foodservice the Group offers solutions to our customers to maximise their profitability through focusing on menus, lower staff costs, less baking time and minimal product waste.

In both retail and foodservice the Group offers an excellent value proposition which provides our customers with substantial benefits over costs. The Lifestyle Foods business continual focus and investment in concept and product development will ensure our value proposition to customers continues. This focus and investment on concept and product development is the primary driver for growth.

To further underpin this growth the Lifestyle Foods business is currently constructing a new world class facility at Grangecastle, Dublin, Ireland. Construction work has commenced on the site and €53 million has been invested in the year under review. The commissioning of the facility will commence at the end of the current financial year and the benefits from this investment will be delivered from 2009 onwards.

The Group has well invested food infrastructure, production capabilities and a proven management team which will underpin its successful business model and its future growth.

Origin Enterprises plc:

	Total 2007 €000	Total 2006 €000	Change
Revenue	889,363	816,871	8.9%
Operating profit*	38,127	34,690	9.9%

*before intangible amortisation and exceptional items

Origin revenue was 8.9 per cent up at €889.4 million (€816.9 million). * Operating profit increased by 9.9 per cent to €38.1 million from €34.7 million.

Origin established a €350 million credit facility during the period and raised €100 million of development capital through the IPO of 25 per cent of its shares on the IEX / AIM stock markets. This development capital will facilitate the investment by Origin in future growth. Origin made a good contribution to the

Group during the period and shows a potential new growth dynamic arising from the renewed focus on the Origin businesses. Origin has a dedicated management resource to unlock value from its development property sites. Following the year end Origin acquired a controlling interest in Odlums for €35 million and assumed €22 million of debt.

Dividend

The Board is recommending a final dividend of 7.80 cent per share compared with 6.78 cent per share in 2006. Together with the interim dividend of 7.51 cent per share, this raises the total dividend payment for the year to 15.31 cent per share, an increase of 13.5 per cent on the 2006 dividend.

Outlook

The Group has made substantial investment in the period and the business is now well positioned in all its markets. Food inflation is now a reality and a challenge for all food companies operating in this area. We remain confident that our business model will continue to deliver benefits to our customers and that we are well placed to achieve future growth.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

ENDS

IAWS Group, plc
Group income statement
for the year ended 31 July 2007

	Pre-exceptional 2007 €'000	Exceptional 2007 €'000	Total 2007 €'000	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Tota[l] 200[6] €'00[0]
Revenue	1,907,619	-	1,907,619	1,557,305	-	1,557,30[5]
Cost of sales	(1,416,507)	-	(1,416,507)	(1,204,238)	-	(1,204,23[8]
Gross profit	491,112	-	491,112	353,067	-	353,06[7]
Operating costs, net	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,90[5]
Operating profit before amortisation of intangible assets	146,448	22,732	169,180	111,815	1,347	113,16[2]
Amortisation of intangible assets	(15,927)	-	(15,927)	(7,100)	-	(7,10[0]
Operating profit	130,521	22,732	153,253	104,715	1,347	106,06[2]
Share of profit of associates and joint venture	26,656	-	26,656	25,653	-	25,65[3]

Profit before

financing costs	157,177	22,732	179,909	130,368	1,347	131,71!
Financing income	6,609	-	6,609	4,964	-	4,96·
Financing costs	(36,708)	-	(36,708)	(18,893)	-	(18,89:
Profit before tax	127,078	22,732	149,810	116,439	1,347	117,78
Income tax expense	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,65
Profit for the financial year	109,564	13,909	123,473	98,639	490	99,12!
Attributable as follows:						
Equity shareholders			122,995			98,79
Minority interest			478			33:
			123,473			99,12!
Basic earnings per share			97.22c			78.6
Diluted earnings per share			96.04c			77.7

IAWS Group, plc
Group statement of recognised income and expense
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Items of income and expense recognised directly in equity		
Foreign exchange translation adjustment	(4,063)	(57)
Share of associates' foreign exchange translation adjustment	1,684	524
Actuarial gain on Group and associate defined benefit pension schemes	12,594	4,811
Deferred tax effect of actuarial gain	(1,095)	(469)
Gains relating to cash flow hedges	(1,952)	174
Deferred tax effect of cash flow hedges	712	(40)
Revaluation gains on properties transferred to investment properties	140,129	-
Deferred tax effect of revaluation gains on properties transferred to investment properties	(25,502)	-

Net income recognised directly in equity	122,507	4,943
Profit for the financial year	123,473	99,129
Total recognised income for the year	245,980	104,072
Attributable as follows:		
Equity shareholders	244,933	103,720
Minority interest	1,047	352
Total recognised income and expense for the year	245,980	104,072

IAWS Group, plc
Group balance sheet
as at 31 July 2007

	2007 €'000	2006 €'000
ASSETS		
Non current assets		
Property, plant and equipment	356,493	308,388
Investment properties	165,473	-
Goodwill and intangible assets	784,481	334,024
Investments in associates and joint venture	169,005	159,221
Other investments	204	203
Deferred tax assets	14,689	8,474
Total non current assets	1,490,345	810,310
Current assets		
Inventory	137,646	88,539
Trade and other receivables	240,451	206,178
Derivative financial instruments	734	1,532
Cash and cash equivalents	86,059	74,556
Total current assets	464,890	370,805
TOTAL ASSETS	1,955,235	1,181,115

IAWS Group, plc
Group balance sheet (continued)
as at 31 July 2007

	2007 €'000	2006 €'000
EQUITY		
Called up share capital	38,174	37,856
Share premium	57,001	51,899
Retained earnings and other reserves	620,922	388,071
Total equity attributable to		

equity shareholders of parent	716,097	477,826
Minority interest	50,631	2,910
TOTAL EQUITY	766,728	480,736
LIABILITIES		
Non current liabilities		
Interest bearing loans and borrowings	527,684	285,945
Employee benefits	8,705	8,876
Deferred government grants	2,929	3,006
Other payables	350	345
Deferred tax liabilities	147,041	49,902
Provisions	45,089	28,878
Total non current liabilities	731,798	376,952
Current liabilities		
Interest bearing loans and borrowings	37,958	5,136
Trade and other payables	383,065	299,570
Corporation tax payable	31,741	13,832
Derivative financial instruments	3,945	747
Provisions	-	4,142
Total current liabilities	456,709	323,427
TOTAL LIABILITIES	1,188,507	700,379
TOTAL EQUITY AND LIABILITIES	1,955,235	1,181,115

IAWS Group, plc
Group cash flow statement
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Cash flows from operating activities		
Profit before tax	149,810	117,786
Financing costs, net	30,099	13,929
Share of profit of associates and joint venture	(26,656)	(25,653)
Exceptional items	(22,732)	(1,347)
Depreciation of property, plant and equipment	33,451	27,631
Amortisation of intangible assets	15,927	7,100
Amortisation of government grants	(79)	(354)
Employee share-based payment		

charge	6,007	1,550
Foreign exchange gains	(1,836)	(684)
Special pension contribution	-	(23,496)
Operating profit before changes in working capital	183,991	116,462
(Increase) in inventory	(22,740)	(84)
Decrease/(increase) in trade and other receivables	14,241	(32,124)
Increase in trade and other payables	11,814	21,189
Cash generated from operating activities	187,306	105,443
Interest paid	(29,547)	(11,880)
Income tax paid	(9,371)	(11,583)
Net cash inflow from operating activities	148,388	81,980

IAWS Group, plc
Group cash flow statement (continued)
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	1,912	4,448
Purchase of property, plant and equipment		
- ongoing	(11,710)	(7,910)
- new investments	(89,007)	(67,947)
Proceeds from disposal of business	1,031	-
Acquisition of subsidiaries and businesses, net of cash acquired	(442,449)	(2,644)
Purchase of intangible assets	(12,984)	-
Cash received on dilution of Origin Enterprises plc, net	97,521	-
Insurance proceeds, net	6,118	-
Disposal of other investments	-	655
Dividends received	18,000	19,118
Purchase of minority interest	(857)	(1,366)

Investments in associates and joint venture	-	(35,061)
Deferred consideration and acquisition costs paid	(3,571)	(3,988)
Other	5	(480)
Net cash flow from investing activities	(435,991)	(95,175)
Cash flows from financing activities		
Proceeds from issuance of share capital	5,420	8,539
Drawdown of loan capital	277,528	67,144
Capital element of finance lease liabilities	(363)	(20,453)
Equity dividends paid	(18,089)	(16,036)
Receipt from derivative financial instrument	1,343	-
Net cash flow from financing activities	265,839	39,194
Net (decrease)/increase in cash and cash equivalents	(21,764)	25,999
Translation adjustment	470	380
Cash and cash equivalents at start of year	69,798	43,419
Cash and cash equivalents at end of year	48,504	69,798

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

1 Basis of preparation

The financial information included on pages 8 to 24 of this Preliminary results statement has been extracted from the Group financial statements for the year ended 31 July 2007 on which the auditor has issued an unqualified audit opinion.

The financial information has been prepared in accordance with the accounting policies set out in the Group financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards adopted by the EU.

The financial information is presented in euro, rounded to the nearest thousand.

IAWS Group, plc
Notes to the Preliminary Results Statement
for the year ended 31 July 2007

2 Segment information

(a) Analysis by business segment

(i) Segement Revenue and result

	FOOD EUROPE		FOOD NORTH AMERICAROUP		ORIGIN		UNALLOCATED	*OTAL	
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006 €'000	€'(
Segment revenue	649,125	601,362	369,131	139,072	889,363	816,871	-	-	1,907,[illegible]
Operating profit before exceptional items	66,576	60,494	41,745	16,631	38,127	34,690	-	-	146,[illegible]
Exceptional items	(3,683)	-	(2,783)	(228)	1,146	1,575	28,052	-	22,[illegible]
Operating profit before amortisation of intangible assets	62,893	60,494	38,962	16,403	39,273	36,265	28,052	-	169,[illegible]
Amortisation of intangible assets	(6,882)	(6,114)	(8,248)	(264)	(797)	(722)	-	-	(15,[illegible]
Operating profit	56,011	54,380	30,714	16,139	38,476	35,543	28,052	-	153,[illegible]
Share of profit of associates and joint vwnture	7,209	6,489	15,773	14,793	3,674	4,371	-	-	26,[illegible]
Profit before financing costs	63,220	60,869	46,487	30,932	42,150	39,914	28,052	-	179,[illegible]

* The Group has allocated neither the gain on Origin Enterprises plc nor the pension exit costs to any business segment

IAWS Group, plc
Notes to the Preliminary Results Statement
for the year ended 31 July 2007

2 Segment information

(a) Analysis by business segment (continued)

(ii) Segment assets	FOOD EUROPE		FOODOTAL NORTH AMERICA		ORIGINROUP		
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006007006 €'000'000'0(	
Segment assets excluding investments in associates and joint venture	565,040	517,921	715,193	170,678	404,311	248,530	1,6[illegible]
Investments in associates and joint venture	77,777	74,024	64,707	65,577	26,521	19,620	1[illegible]
Segment assets	642,817	591,945	779,900	236,255	430,832	268,150	1,85[illegible]

Reconciliation to total assets as reported in Group balance sheet

Listed investments	:
Derivative financial instruments	
Cash and cash equivalents	86,(
Income tax and deferred tax assets	14,(
Total assets as reported in Group balance sheet	1,95!

IAWS Group, plc
Notes to the Preliminary Results Statement
For the year ended 31 July 2007

2 Segment information (continued)

(a) Analysis by business segment (continued)

(iii) Segment liabilities

	FOOD EUROPE		FOODOTAL NORTH AMERICA			ORIGINROUP
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006007006 €'000'000'(
Segment liabilities	203,768	190,846	104,899	23,565	131,471	130,40640,1:
Reconciliation to total assets as reported in Group balance sheet						
Interest bearing loans and borrowings						56!
Derivative financial instruments						:
Income tax and deferred tax liabilities						17(
Total liabilities as reported in Group balance sheet						1,1(

(iv) Other segment information

Depreciation	15,422	14,749	10,502	5,532	7,527	7,350	33,
Capital expenditure - property, plant and equipment	66,671	17,941	24,835	27,006	10,187	8,645	10:
Capital expenditure - computer	725	4,625	581	-	29	69	1,:

related intangibles							
Capital expenditure - brand related intangibles	12,984	-	-	-	-	782	12,!
Total capital expenditure	80,380	22,566	25,416	27,006	10,216	9,496	116,(

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

2. Segment information (continued)

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2(€'(
Segment revenue	1,538,488	1,418,233	369,131	139,072	1,907,619	1,557,:
Segment assets	1,073,649	860,095	779,900	236,255	1,853,549	1,096,:
Capital expenditure	90,596	32,062	25,416	27,006	116,012	59,(

3 Earnings per share

The calculation of basic earnings per share is based on the weighted average number of ordinary shares in issue during the year

The calculation of diluted earnings per share at 31 July 2007 was based on diluted profit for the financial year attributable to ordinary shareholders of €122,964,000 (2006: €98,798,000) and the weighted average number of ordinary shares (diluted) outstanding during the year ended 31 July 2007 of 128,040,000 (2006: 127,037,055) calculated as follows:

	2007 €'000	2006 €'000
Profit for the financial year attributable to equity shareholders	122,995	98,798
Effect on minority interest share of profits due to		
dilutive effect of Origin equity entitlements	(31)	-
Dilutive profit for financial year attributable to equity shareholders	122,964	98,798
Weighted average number of ordinary shares (diluted)		
	'000	'000
Weighted average number of ordinary shares used in basic calculation	126,505	125,568
Effect of equity instruments with a dilutive effect	1,535	1,469
Weighted average number of ordinary shares (diluted) for the year	128,040	127,037

IAWS Group, plc
Notes to the Preliminary results statement
for the year ended 31 July 2007

3 Earnings per share (continued)
The Earnings per share adjusted for exceptional items and intangible amortisation is set out below:

Basic	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Profit for the financial year	122,995	97.22	98,798	78.68
Adjustments: Amortisation of intangible assets	15,927	12.59	7,100	5.65
Amortisation of related deferred tax liability	(4,406)	(3.48)	(1,749)	(1.39)
Exceptional items, net of tax	(13,909)	(10.99)	(490)	(0.39)
Adjusted basic earnings per share	120,607	95.34	103,659	82.55

Diluted	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Diluted profit for the financial year	122,964	96.04	98,798	77.77
Adjustments: Amortisation of intangible assets	15,927	12.44	7,100	5.59
Amortisation of related deferred tax liability	(4,406)	(3.44)	(1,749)	(1.38)
Exceptional items, net of tax	(13,909)	(10.87)	(490)	(0.38)
Adjusted fully diluted earnings per share	120,576	94.17	103,659	81.60

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

4. Exceptional items

	2007 €'000	2006 €'000
Gain on dilution of Origin Enterprises, plc (i)	(44,197)	-
Pension exit costs (ii)	16,145	-
Loss on disposal and termination of operations (iii)	5,162	572
Loss/(gain) on disposal and impairments of property, plant and equipment	1,314	(1,304)
Gain on disposal of other investments	-	(615)
Insurance settlement, other restructuring costs and litigation claim (iv)	(1,156)	-

	(22,732)	(1,347)

i. Gain on dilution of Origin Enterprises plc

In September 2006, the Group established a new operating company, Origin Enterprises plc ("Origin")and on 3 April 2007, the Group transferred its core Agri and non Lifestyle Foods businesses to Origin.During the year, management purchased ordinary shares in Origin totalling 4.7%of the then allotted share capital. On 5 June 2007, Origin allotted 33.3 million shares in an initial public offering.This represented 25% of the enlarged share capital of Origin. The Group recognised a net gain on dilution of Origin of €44.2 million being the difference in the proceeds received, net of costs, and the carrying amount of minority interest arising on the initial public offering.

ii. Pension exit costs

€16.1 million of costs were recorded as an exceptional item in the current year in relation to the restructuring of the IAWS Group Defined Benefit Pension Scheme.

iii. Loss on disposal and termination of operations

During the year a loss on disposal of operations was recognised on the disposal of assets in Power Seeds Limited, an Irish based company engaged in the business of seed assembly.

In addition a loss on termination of operations was recognised which consists primarily of provisions and impairments of property, plant and equipment made in respect of the termination of warehousing and distribution operations in the Lifestyle Foods business.

In 2006, the loss on termination of operations consisted primarily of the loss on the disposal of Premier Petfoods Limited, an Irish based company engaged in the distribution of pet foods.

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

4. Exceptional items (continued)

ii. Insurance settlement, other restructuring costs and litigation claim

During the year, two facilities operated by the Group suffered fire damage. Contingency plans were implemented and the impact on customers and operations was minimised. The insurance settlement represents the excess of the proceeds over the net book value of the assets destroyed and other restructuring costs incurred. The Group also recorded a charge for a litigation claim during the year.

5. Adjusted profit for the financial year before taxation

	2007 €'000	2006 €'000
Profit for the financial year before taxation	149,810	117,786
Add: Intangible amortisation	15,927	7,100
Less: Exceptional profit	(22,732)	(1,347)
Adjusted profit for the financial year before taxation	143,005	123,539

6. Adjusted profit for the financial year after taxation

	2007 €'000	2006 €'000
Profit for the financial year attributable to equity shareholders	122,995	98,798
Add: Intangible amortisation	15,927	7,100
Less: Related deferred tax liability	(4,406)	(1,749)
Less: Exceptional items, net of tax	(13,909)	(490)

Adjusted profit for the financial year after taxation	120,607	103,659

IAWS Group, Plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

7 Statement of changes in shareholders' equity

	Share Premium €'000	Cash flow hedge reserve €'000	Revaluation reserve €'000	Share based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	51,899	735	-	3,067	3,198	(630)	381,701	439,970
Foreign exchange translation	-	-	-	-	-	(4,063)	-	(4,063)
Group and associate defined benefit pension schemes	-	-	-	-	-	-	12,594	12,594
Deferred tax on Group defined benefit pension schemes	-	-	-	-	-	-	(1,095)	(1,095)
Gains relating to Group and associate cash flow hedges	-	(1,952)	-	-	-	-	-	(1,952)
Deferred tax relating to cash flow hedges	-	712	-	-	-	-	-	712
Revaluation of investment property	-	-	140,129	-	-	-	-	140,129
Deferred tax relating to revaluation of investment property	-	-	(25,502)	-	-	-	-	(25,502)
Profit for the period	-	-	-	-	-	-	123,473	123,473
Issue of ordinary shares	5,102	-	-	-	-	-	-	5,102
Share based payments	-	-	-	6,007	-	-	-	6,007
Dividends paid	-	-	-	-	-	-	(18,089)	(18,089)
Share of associate's other reserve movements	-	-	-	-	-	1,684	-	1,684
	57,001	(505)	114,627	9,074	3,198	(3,009)	498,584	678,970
Changes in								(1,047)

equity attributable to minority interests	
Shareholders' equity at 31 July 2007	677,923

IAWS Group, plc
Notes to the Preliminary results statement
for the year ended 31 July 2007

8 Acquisitions

On 2 November 2006 the Group completed the acquisition of 100% of Otis Spunkmeyer Holdings, Inc ("Otis"), a leading US specialty baked goods business.

Details of net assets acquired and goodwill arising from the business combination is as follows:

	Acquiree's carrying amount €'000	Fair value adjustments €'000	Provisional fair value €'000
Net assets acquired:			
Property, plant and equipment	20,860	(753)	20,107
Intangible assets	56,042	131,208	187,250
Inventory	27,886	647	28,533
Trade and other receivables	50,406	(543)	49,863
Trade and other payables	(33,481)	(10,105)	(43,586)
Deferred tax	(18,009)	(52,267)	(70,276)
Derivative liabilities	(766)		(766)
Corporation tax	1,047	(238)	809
Net assets acquired			171,934
Goodwill arising on acquisition			288,364
Consideration			460,298
Satisfied by:			
Cash consideration, net of expenses			439,546
Bank overdraft acquired			2,903
Deferred purchase consideration			15,537
Accrued acquisition expenses			2,312
			460,298

Post acquisition revenues and operating profit relating to Otis Spunkmeyer amounted to €220,130,000 and €22,147,000, respectively. Goodwill arising on the acquisition of Otis reflects the strategic positioning of the Group in North America.

The Group also acquired holdings in a Food Europe business previously held by third parties. The Group recorded goodwill of €464,000 on the purchase of this minority interest.

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

9. Subsequent events

On 30 August 2007, the Group completed the acquisition of the 50% interest in the Odlum Group ("Odlums") not already owned for a consideration of €35m plus the assumption of related bank debt in Odlums of approximately €22m. Odlums has been accounted for as an associate for the year ended 31 July 2007. The information required by paragraph 67 of IFRS 3, Business Combinations has not been disclosed in this annual report due to the proximity between the date of the completion of the acquisition and the date of approval of the Group financial statements.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company name IAWS Group PLC
Headline Directors/PDMR Shareholding

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**

3	Name of person discharging managerial responsibilities/director **Pat Morrissey**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(a) 8,614 Ordinary Shares of €0.30 each** **(b) 140,000 Deferred Convertible Ordinary Shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(a) Award under the EIRP** **(b) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(a) 8,614 Ordinary Shares** **(b) 140,000 Deferred Convertible Ordinary Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(a) 0.007%** **(b) 5.556%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

			N/A
13	Price per share or value of transaction (a) €15.32 (b) €0.30	14	Date and place of transaction **(a) Dublin, 24 September, 2007** **(b) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **(i) 82,652 Ordinary Shares (0.065%)** **(ii) 220,000 Deferred Convertible Ordinary Shares (8.73%)**	16	Date issuer informed of transaction **(a) 24 September, 2007** **(b) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification ____________________________________ **Date of notification** ________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial

responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Patrick McEniff**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(c) 14,523 Ordinary Shares of €0.30 each** **(d) Contract for differences (CFD) in respect of 50,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan** **(e) 350,000 Deferred Convertible Ordinary Shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(c) Award under the EIRP** **(d) CFD re 50,000 ordinary shares acquired as Qualifying Investment**

			Shares for the purposes of IAWS Group Long Term Incentive Plan **(e) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(c) 14,523 Ordinary Shares** **(d) 50,000 Ordinary Shares (CFD)** **(e) 350,000 Deferred Convertible Ordinary Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(c) 0.011%** **(d) 0.039%** **(e) 13.89%**
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction (c) €15.32 (d) €15.25 (e) €0.30	14	Date and place of transaction **(c) Dublin, 24 September, 2007** **(d) Dublin, 25 September, 2007** **(e) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction **(c) 24 September, 2007**

	(iii) 176,030 Ordinary Shares (0.139%) plus 50,000 Ordinary Shares (CFD) (0.178%) **(iv) 625,000 Deferred Convertible Ordinary Shares (24.8%)**		**(d) 25 September, 2007** **(e) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**

23	Any additional information **The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification __________________________________ **Date of notification** _______________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the

	Owen Killian		connected person - N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(f) 37,197 Ordinary Shares of €0.30 each** **(g) Contract for differences (CFD) in respect of 75,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan** **(h) 525,000 Deferred Convertible Ordinary Shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(f) Award under the EIRP** **(g) CFD re 75,000 ordinary shares acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan** **(h) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(f) 37,197 Ordinary Shares** **(g) 75,000 Ordinary Shares (CFD)**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(f) 0.029%** **(g) 0.059%**

	(h) 525,000 Deferred Convertible Ordinary Shares		**(h) 20.83%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **(f) €15.32** **(g) €15.17** **(h) €0.30**	14	Date and place of transaction **(f) Dublin, 24 September, 2007** **(g) Dublin, 25 September, 2007** **(h) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **(v) 418,792 Ordinary Shares (0.33%) plus 75,000 Ordinary Shares (CFD) (0.389%)** **(vi) 1,025,000 Deferred Convertible Ordinary Shares (40.67%)**	16	Date issuer informed of transaction **(f) 24 September, 2007** **(g) 25 September, 2007** **(h) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A

19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information **The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification

____

Date of notification ____________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Hugo Kane**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares (i) **14,523 Ordinary Shares of €0.30 each** (j) **50,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan**

			(k) 350,000 Deferred Convertible Ordinary Shares of €0.30 each
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(i) Award under the EIRP** **(j) 50,000 Ordinary Shares acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan on exercise of vested options** **(k) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(i) 14,523 Ordinary Shares** **(j) 50,000 Ordinary Shares** **(k) 350,000 Deferred Convertible Ordinary Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(i) 0.011%** **(j) 0.039%** **(k) 13.89%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **(i) €15.32**	14	Date and place of transaction **(i) Dublin, 24 September, 2007**

	(j) €8.55 (average option exercise price) **(k) €0.30**		**(j) Dublin, 25 September, 2007** **(k) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **(vii) 207,631 Ordinary Shares (0.164%)** **(viii) 625,000 Deferred Convertible Ordinary Shares (24.8%)**	16	Date issuer informed of transaction **(i) 24 September, 2007** **(j) 25 September, 2007** **(k) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information **The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification

____

Date of notification ___________________________

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 1 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 28 September 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,681,898	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

END

Company name	**IAWS Group PLC**
Headline	**Holding in Company**

IAWS Group Plc

RE: Holding in company

2nd October 2007

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 2 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 1 October 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current %Holding	Threshold %Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,652,187	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

A letter from Bank of Ireland Securities Services to the Irish Stock Exchange dated the 3rd of October 2007, received by the Irish Stock Exchange on the 3rd of October 2007.

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 3 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 1 October 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,652,187	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

END

Company name **IAWS Group PLC**
Headline **Director/PDMR Shareholding**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Pat Morrissey**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Contract for differences (CFD) in respect of 20,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term**

			Incentive Plan
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **CFD re 20,000 Ordinary Shares acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **20,000 Ordinary Shares (CFD)**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.016%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **15.67**	14	Date and place of transaction **Dublin, 3 October, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **102,652 Ordinary Shares (shares and**	16	Date issuer informed of transaction **3 October, 2007**

	CFDs) – 0.081%		

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification

____

Date of notification __________________________

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Final Dividend**

9 October 2007

IAWS GROUP, plc ("IAWS" or "the Company")

Final Dividend

In line with our announcement of preliminary results on 24 September 2007, IAWS proposes, subject to shareholder approval, a final dividend of 7.80 cent per Ordinary Share which will be payable on 1 February, 2008 to shareholders on the register at close of business on 25 January, 2008.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 10 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 09 October 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,736,897	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Sarah MacDonald on 6700300.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Company name **IAWS Group PLC**
Headline **Holding in Company**

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 23 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 28 September 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current Holding (%)	Threshold Crossed (%)
IAWS Group 'A' Ord EUR0.30	126,649,135	31,160,286	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service
of
The Irish Stock Exchange

END

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IAWS Group PLC - Holding in Company

20/11/2007

Iaws Group PLC
20 November 2007

A letter from Bank of Ireland Securities Services to the Irish Stock Exchange, dated the 20th of November 2007, received by the Irish Stock Exchange on the 20th of November 2007.

Bank of Ireland Securities Services

New Century House

International Financial Services Centre

Mayor Street Lower

Dublin 1

Tel: +353 (0)1 670 3000

Fax: +353 (0)1 673 7419

E-mail: info@boiss.boi.ie

www.boiss.ie

Date: 20 November 2007

Irish Stock Exchange

28 Anglesea Street

Dublin 2

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 19 November 2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited) in the following Irish Stock Exchange listed companies crossed the specified thresholds below:

Stock Name	Issued Share Capital	Current Holding	Current Holding (%)	Thresh
IAWS Group A Ordinary	126,649,135	31,608,104	24%	

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept

Bank of Ireland Securities Services

SHARE PRICE

Irish Stock Exchange

€14.82 0.21 1.42%

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News

RNS

IAWS Group PLC - Holding in Company

22/11/2007

Iaws Group PLC
22 November 2007

A letter from Bank of Ireland Securities Services to the Irish Stock Exchange, dated the 22nd of November 2007, received by the Irish Stock Exchange on the 22nd of November 2007.

Bank of Ireland Securities Services

New Century House

International Financial Services Centre

Mayor Street Lower

Dublin 1

Tel: +353 (0)1 670 3000

Fax: +353 (0)1 673 7419

E-mail: info@boiss.boi.ie

www.boiss.ie

Date: 22 November 2007

Irish Stock Exchange

28 Anglesea Street

Dublin 2

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 21 November 2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited) in the following Irish Stock Exchange listed companies crossed the specified thresholds below:

Stock Name	Issued Share Capital	Current Holding	Current Holding (%)	Thresh
IAWS Group A Ord EUR0.30	126,649,135	31,725,659	25%	

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Sarah MacDonald on 6700 300.

Yours sincerely,

Compliance Dept

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

IAWS GROUP, PLC

We hereby certify that the Auditor's Report, Directors Report, Balance Sheet, Consolidated Profit and Loss Account and Notes to Accounts are a true copy of those laid before the Annual General Meeting.

DIRECTOR

SECRETARY

30 January 2004

DATE

IAWS
GROUP plc



06

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 July 2006. These are the Group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The key areas of impact on the financial statements arising from the transition to IFRS are set out in detail in note 33 to the Group financial statements.

Principal activity and business review

The Group's principal activities comprise the manufacture and distribution of convenience food as well as the manufacture and distribution of agri and nutrition products. Through its subsidiaries, associates and joint venture, the Group has manufacturing, trading and distribution operations based in the Republic of Ireland, the United Kingdom, Continental Europe, the United States of America and Canada.

During the year under review, the Group continued to expand and develop its core activities. A detailed review of the performance of the Group is included in the Chairman's statement and the Review of business operations.

The directors consider the state of affairs of the Company and the Group to be satisfactory.

A list of the Company's significant subsidiaries, associates and joint venture is set out on pages 113 to 114.

Principal risks and uncertainties

The Board and senior management have invested significant time and resources in identifying specific risks across the Group, and in developing a culture of balanced risk minimisation. To facilitate this, the Group has formal risk assessment processes in place through which risks and mitigating controls are thoroughly evaluated. These processes are driven by business unit management, who are best placed to identify the significant ongoing and emerging risks facing their businesses. The outputs of these risk assessment processes are subject to various levels of review, up to and including Board level. Risks identified and associated mitigating controls are also subject to audit as part of health and safety and operational/financial audit programmes.

The risks identified fall broadly into four categories: strategic/commercial, operational, systems and financial. Some of the most significant strategic/commercial risks facing the Group include the impact of unforeseen changes in food consumption patterns or changes in Government legislation regarding the composition of food products, and the potential impact of competitor activity. The Group addresses these by focussing on research and development and product innovation to ensure that customer and consumer requirements are being anticipated and met on a continuing basis. The Group also closely monitors emerging changes to regulations or legislation on an ongoing basis. The attainment of the highest level of product quality and customer service are also core to reducing the impact of these risks.

As a group that has grown both organically and through acquisitions, IAWS Group, plc faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust. The management of major capital projects is also a key area of risk for the business. There is substantial experience within the Group of managing growth, and in successfully integrating acquired businesses. There is also strong project management capability with a track record of success in this area. Financial, commercial and operational due diligence is performed both by external consultants and in-house experts in advance of all new acquisitions. The integration of new acquisitions and the delivery of major project initiatives is carefully managed and controlled.

Operational risks facing the Group include issues associated with product contamination and general food scares affecting relevant products. A further operational risk to the Group, in common with most companies, is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control. These types of risks are mitigated through the establishment of thorough hygiene and health and safety systems, environmental /discharge controls, auditing of supplier facilities and ensuring product traceability.

The loss of a significant manufacturing/operational site through natural catastrophe or act of vandalism represents another risk that could, potentially, have a material impact on the Group. As a result, emphasis is given to ensuring that site security measures at all Group locations are robust. In addition, the Board is satisfied that significant management attention is given to the development of comprehensive operational disaster recovery plans.

Similarly, a significant IT system failure could adversely impact on operations. As a result, IT disaster recovery plans and system backup processes are implemented.

The Group has a track record of attracting and retaining high quality senior management and staff internationally. The Group is cognisant of cultural differences across the markets in which the business operates, and has put in place management teams with the skills and local knowledge to trade successfully in the Group's markets. As a result, the Group faces risks associated with the potential loss of key management personnel. The Board addresses these risks through incentivisation and retention initiatives, in addition to robust succession planning.

As a multinational Group with substantial operations and interests outside the euro-zone, IAWS Group, plc is subject to the risk of adverse movements in foreign currency exchange rates. Exposures are managed through matching foreign currency investments with foreign currency borrowings and through the use of foreign currency contracts. Financial risk management objectives and policies are identified in the Financial review, and in note 22 to the Group financial statements on pages 81 to 84.

Results for the year

The results for the year are set out in the Group income statement on page 47. Profit for the financial year before dividends was €99,129,000 *(2005: €94,636,000)*.

Dividends

An interim dividend of 6.71 cent per share amounting to €8,441,000 was paid on ordinary shares. The directors recommend a final ordinary dividend of 6.78 cent per share subject to the shareholders' approval. The total dividend for the year amounts to 13.49 cent per ordinary share, an increase of 13.5% from last year.

Future developments

The Group will continue to pursue new developments and unlock shareholder value, through both organic growth and acquisitions.

Research and development

The Group, through its extensive laboratory and testing facilities, pursues ongoing research and development programmes directed towards the development of new value added products.

Accounting records

The directors believe that they have complied with the requirement of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the finance function. The books of account of the Company are maintained at the Company's registered office at 151 Thomas Street, Dublin 8.

Corporate governance

Statements by the directors in relation to the Group's application of corporate governance principles and compliance with the provisions of the Combined Code on Corporate Governance are set out on pages 35 to 38.

Corporate social responsibility

The Group views corporate social responsibility as an integral part of the organisation's culture. In all matters the Group strives to ensure it is acting in the best interests of all related parties and stakeholders.

Directors' and Secretary's Interests

Details of the directors' and Company Secretary's interests in share capital and share options are set out in the Report on directors' remuneration on pages 39 to 43.

Substantial holdings

As at 25 September 2006 the directors have been notified of the following shareholding which amounts to 3% or more of the Company's issued ordinary share capital:

	Number of shares	%
FMR Corporation/ Fidelity International Limited	17,649,053	13.99

Post balance sheet events

There have been no significant events since the year-end which would require disclosure in the financial statements.

Directors

Mr. P. Lynch retired as Chairman on 31 August 2005 and Mr. D. Lucey was appointed Chairman on that date.

Directors (continued)

Mr. J. C. Moloney (deceased) retired on 30 January 2006.

Mr. P. McEniff, Mr. H. Kane and Dr. P. Wall retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election. Mr. D. Buckley, Mr. J. B. Davy, Mr. P. Lynch, Mr. D. Martin and Mr. W. G. Murphy, having served more than nine years as directors retire, and offer themselves for re-election as recommended by the 2003 Combined Code. None of these non-executive directors has a service contract with any Group company.

There were no other changes in directors during the year.

Going concern

The directors have a reasonable expectation, having made appropriate enquiries, that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Auditor

In accordance with Section 160(2) of the Companies Act, 1963, the auditor, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

D. Lucey Director	D. Killian Director	25 September 2006

We have audited the Group and Company financial statements (the "financial statements") of IAWS Group, plc for the year ended 31 July 2006, which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Accounting Policies and the related notes, and the Company Balance Sheet, Company Statement of Accounting Policies and related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and EU IFRS, and for preparing the Company financial statements in accordance with applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), are set out in the Statement of Directors' Responsibilities on page 44.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Review of Business Operations, the Financial Review, the Directors' Report, the Corporate Governance Statement, and the Report on Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion

- the Group financial statements give a true and fair view, in accordance with EU IFRS, of the state of the Group's affairs as at 31 July 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation;
- the Company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of the Company's affairs as at 31 July 2006; and
- the Company financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 July 2006 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditor

25 September, 2006

FOR THE YEAR ENDED 31 JULY 2006

	Notes	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000	Pre-exceptional 2005 €'000	Exceptional 2005 €'000	Total 2005 €'000
Revenue	1	1,557,305	-	1,557,305	1,408,174	-	1,408,174
Cost of sales		(1,204,238)	-	(1,204,238)	(1,110,506)	-	(1,110,506)
Gross profit		353,067	-	353,067	297,668	-	297,668
Operating costs, net	2	(241,252)	1,347	(239,905)	(199,120)	8,627	(190,493)
Operating profit before amortisation of intangible assets	1	111,815	1,347	113,162	98,548	8,627	107,175
Amortisation of intangible assets	13	(7,100)	-	(7,100)	(4,624)	-	(4,624)
Operating profit		104,715	1,347	106,062	93,924	8,627	102,551
Share of profit of associates and joint venture	6	25,653	-	25,653	21,520	-	21,520
Profit before financing costs		130,368	1,347	131,715	115,444	8,627	124,071
Financing income	3	4,964	-	4,964	3,818	-	3,818
Financing costs	3	(18,893)	-	(18,893)	(16,118)	-	(16,118)
Profit before tax		116,439	1,347	117,786	103,144	8,627	111,771
Income tax expense	9	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,135)
Profit for the financial year		98,639	490	99,129	87,372	7,264	94,636
Attributable as follows:							
Equity shareholders				98,798			94,360
Minority interest	28			331			276
				99,129			94,636
Basic earnings per share	11			78.68c			75.86c
Diluted earnings per share	11			77.77c			74.87c

FOR THE YEAR ENDED 31 JULY 2006

	Notes	2006 €'000	2005 €'000
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(57)	(1,097)
Share of associates' foreign exchange translation adjustment		524	-
Actuarial gain/(loss) on Group and associate defined benefit pension schemes		4,811	(10,175)
Deferred tax effect of actuarial (loss)/gain		(469)	1,063
Gains relating to cash flow hedges		153	-
Deferred tax effect of cash flow hedges		(40)	-
Net income/(expense) recognised directly in equity		4,922	(10,209)
Profit for the financial year		99,129	94,636
Total recognised income and expense for the year		104,051	84,427
Attributable as follows:			
Equity shareholders	27	103,699	84,226
Minority interest	28	352	201
Total recognised income and expense for the year		104,051	84,427
Impact of first time adoption of financial instrument standards, IAS 32 and IAS 39			
Cash flow hedges		711	
Deferred tax relating to cash flow hedges		(89)	
		622	

AS AT 31 JULY 2006

ASSETS	Notes	2006 €'000	2005 €'000
Non current assets			
Property, plant and equipment	12	308,388	287,578
Goodwill and intangible assets	13	334,024	336,028
Investments in associates and joint venture	14	159,221	116,087
Other investments	15	203	242
Deferred tax assets	24	8,474	15,029
Total non current assets		810,310	754,964
Current assets			
Inventory	16	88,539	88,299
Trade and other receivables	17	206,178	173,514
Derivative financial instruments	22	1,532	-
Cash and cash equivalents	20	74,556	47,687
Total current assets		370,805	309,500
TOTAL ASSETS		1,181,115	1,064,464

AS AT 31 JULY 2006

EQUITY	Notes	2006 €'000	2005 €'000
Called up share capital	26	37,856	37,471
Share premium	27	51,899	43,745
Retained earnings and other reserves	27	388,071	298,215
Total equity attributable to equity shareholders of parent		477,826	379,431
Minority interest	28	2,910	3,924
TOTAL EQUITY		480,736	383,355
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	21	285,945	237,555
Employee benefits	25	8,876	36,852
Deferred government grants	23	3,006	3,359
Other payables	18	345	450
Deferred tax liabilities	24	49,902	51,785
Provisions	19	30,360	31,950
Total non current liabilities		378,434	361,951
Current liabilities			
Interest bearing borrowings	21	5,136	30,001
Trade and other payables	18	299,570	273,465
Corporation tax payable		13,832	11,027
Derivative financial instruments	22	747	-
Provisions	19	2,660	4,665
Total current liabilities		321,945	319,158
TOTAL LIABILITIES		700,379	681,109
TOTAL EQUITY AND LIABILITIES		1,181,115	1,064,464

FOR THE YEAR ENDED 31 JULY 2006

	Notes	2006 €'000	2005 €'000
Cash flows from operating activities			
Profit before tax		117,786	111,771
Financing costs, net		13,929	12,300
Share of profit of associates and joint venture		(25,653)	(21,520)
Depreciation of property, plant and equipment	12	27,631	23,932
Amortisation of intangible assets	13	7,100	4,624
Amortisation of government grants	23	(354)	(438)
Employee share-based payment charge	8	1,550	867
Loss/(profit) on termination of operations	2	572	(8,627)
(Profit)/loss on disposal of non-current assets		(1,919)	454
Foreign exchange (gains)/losses		(684)	728
Special pension contribution	25	(23,496)	-
Operating profit before changes in working capital		116,462	124,091
(Increase)/decrease in inventory		(84)	4,598
(Increase) in trade and other receivables		(32,124)	(26,229)
Increase in trade and other payables		21,189	18,049
Cash generated from operating activities		105,443	120,509
Interest paid		(11,880)	(12,411)
Income tax paid		(11,583)	(18,771)
Dividends paid to minority interests	28	-	(205)
Net cash inflow from operating activities		81,980	89,122

FOR THE YEAR ENDED 31 JULY 2006

	Notes	2006 €'000	2005 €'000
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		4,448	2,451
Purchase of property, plant and equipment			
- Ongoing		(7,910)	(7,363)
- New investments		(67,947)	(43,931)
Acquisition of subsidiaries and businesses, net of cash acquired		(2,644)	(94,141)
Disposal of subsidiaries and businesses		-	14,743
Disposal of other investments		655	-
Dividends received		19,118	16,223
Purchase of minority interest		(1,366)	-
Investments in associates and joint venture		(35,061)	(3,304)
Deferred consideration and acquisition costs paid		(3,988)	(6,788)
Other		(480)	33
Net cash flow from investing activities		(95,175)	(122,077)
Cash flows from financing activities			
Proceeds from issue of share capital		8,539	6,121
Drawdown of loan capital		67,144	46,409
Capital element of finance lease liabilities		(20,453)	(565)
Equity dividends paid		(16,036)	(14,052)
Net cash flow from financing activities		39,194	37,913
Net increase in cash and cash equivalents		25,999	4,958
Translation adjustment		380	(155)
Cash and cash equivalents at start of year		43,419	38,616
Cash and cash equivalents at end of year	20	69,798	43,419

1 Tangible assets

	Land and buildings €'000	Fixtures and fittings €'000	Total €'000
Cost			
At 1 August 2005	37,644	1,731	39,375
Additions	93	785	878
Transfers to fellow group companies	(20,209)	-	(20,209)
Disposals	-	(1,045)	(1,045)
At 31 July 2006	17,528	1,471	18,999
Depreciation			
At 1 August 2005	67	1,354	1,421
Charge for year	268	99	367
Transfers to fellow group companies	(252)	-	(252)
Disposals	-	(1,045)	(1,045)
At 31 July 2006	83	408	491
Net book amounts			
At 31 July 2006	17,445	1,063	18,508
At 31 July 2005	37,577	377	37,954

2 Financial assets

	Total €'000
At 1 August 2005	129,736
Additions	1,276
Disposals	(9,460)
Translation adjustments	1,676
At 31 July 2006	123,228

3 Debtors

	2006 €'000	2005 €'000
Trade debtors	32	34
Amounts owed by subsidiaries	150,946	156,682
Amounts owed by associates	28	7
Other debtors	5,842	4,514
	156,848	161,237

FOR THE YEAR ENDED 31 JULY 2006

4 Creditors: amounts falling due within one year

	2006 €'000	2005 (as restated) €'000
Bank overdrafts	3,637	18,300
Trade creditors	1,303	960
Deferred consideration	-	1,771
Accruals and other creditors	14,961	17,015
Leasing creditors	-	19,956
VAT payable	656	809
PAYE and PRSI	415	431
	20,972	59,242

5 Post employment liabilities

The Company operates a number of pension schemes, comprising a defined benefit scheme and a number of defined contribution schemes, with assets held in separate trustee administered funds.

Under FRS 17 calculations the total deficit in the Company's defined benefit schemes at 31 July 2006 was €2,568,000 *(2005: €30,082,000)*. The pension cost expensed in the profit and loss account for the year in respect of the Company's defined benefit schemes was €1,273,000 *(2005: €1,474,000)*.

The valuation of the defined benefit scheme used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 January 2001 to 6 April 2004 and updated to 31 July 2006 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:	2006	2005	2004
Rate of increase in salaries	4.01%	4.01%	4.04%
Rate of increases in pensions in payment and deferred benefits	2.06%	2.06%	2.08%
Discount rate in scheme liabilities	5.00%	4.45%	5.29%
Inflation rate	2.06%	2.06%	2.08%

The expected long term rate of return on the assets of the schemes were:	2006	2005	2004
Equities	7.30%	6.72%	7.62%
Bonds	3.90%	3.29%	4.67%
Property	6.70%	4.75%	5.49%
Other	3.00%	3.00%	3.00%

5 Post employment liabilities (continued)

Net pension liability

	2006 €'000	2005 €'000	2004 €'000
Market value of scheme assets:			
Equities	55,943	37,846	31,491
Bonds	16,256	11,839	9,851
Property	5,345	3,511	2,922
Other	3,986	251	208
Total market value of assets	81,530	53,447	44,472
Present value of scheme liabilities	(84,098)	(83,529)	(69,153)
Deficit in the scheme	(2,568)	(30,082)	(24,681)
Related deferred tax asset	321	3,690	3,047
Net pension liability	(2,247)	(26,392)	(21,634)

Movement in net liability recognised in the balance sheet

	2006 €'000	2005 €'000
Net liability in scheme at 1 August	(30,082)	(24,681)
Current service cost	(1,725)	(1,142)
Past service cost	-	(27)
Contributions	24,476	3,279
Other finance income	452	(305)
Actuarial gain/(loss)	5,582	(7,206)
Other	(1,271)	-
Net liability in scheme at 31 July	(2,568)	(30,082)

Analysis of defined benefit expense recognised in the profit and loss account

	2006 €'000	2005 €'000
Current service cost	1,725	1,142
Past service cost	-	27
Total recognised in operating profit	1,725	1,169
Expected return on scheme assets	(4,242)	(2,948)
Interest cost on scheme liabilities	3,790	3,253
Included in financing costs	(452)	305
Net charge to the profit and loss account	1,273	1,474

FOR THE YEAR ENDED 31 JULY 2006

5 Post employment liabilities (continued)

Defined benefit pension expense recognised in the statement of total recognised gains and losses	2006 €'000	2005 €'000
Actual return less expected return on scheme assets	(1,482)	4,904
Experience gains and losses on scheme liabilities	(445)	(2,188)
Changes in demographic and financial assumptions	7,509	(9,922)
Actuarial gain/(loss)	5,582	(7,206)
Deferred tax (charge)/credit	(698)	1,013
Actuarial gain/(loss) recognised in Statement of total recognised gains and losses	4,884	(6,193)

History of experience gains and losses:	2006	2005	2004
Difference between expected and actual return on assets			
- Amount (€'000)	1,482	(4,904)	(2,028)
- % of scheme assets	1.8%	(9.2%)	(4.6%)
Experience losses on scheme liabilities			
- Amount (€'000)	445	2,188	6,218
- % of scheme liabilities	0.5%	2.6%	9.0%
Total actuarial (gain)/loss recognised in Statement of total recognised gains and losses			
- Amount (€'000)	(5,582)	7,206	4,190
- % of scheme liabilities	(6.6%)	8.6%	6.1%

6 Called up share capital

	2006 €'000	2005 €'000
Authorised		
228,000,000 ordinary shares of 30 cent each	68,400	68,400
15,000,000 8.5% cumulative redeemable convertible preference shares of €1.20 each	18,000	18,000
	86,400	86,400
Allotted, called up and fully paid		
126,187,535 ordinary shares of 30 cent each *(2005: 124,904,535 ordinary shares of 30 cent each)*	37,856	37,471
	37,856	37,471

Options over ordinary shares

Options are held over a total number of 5,587,500 *(2005: 4,314,000)* unissued ordinary shares at prices ranging from €2.92 cent to €14.36 cent. Options were exercised during the year, resulting in the issue of 1,283,000 *(2005: 979,500)* ordinary shares.

7 Movement on reserves

	Share premium €'000	Conversion reserve €'000	Share option reserve €'000	Profit and loss €'000	Total €'000
At 1 August 2005 (as restated)	43,745	2,118	1,517	158,447	205,827
Profit for year	-	-	-	33,131	33,131
Dividends	-	-	-	(16,036)	(16,036)
Actuarial gain on post employment liabilities	-	-	-	4,884	4,884
Share based payments	-	-	1,550	-	1,550
Premium on shares issued	8,154	-	-	-	8,154
At 31 July 2006	51,899	2,118	3,067	180,426	237,510

8 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments in aggregate, that the Group is required to make under existing lease agreements.

	2006 €'000	2005 €'000
Operating leases which expire:		
Within one year	168	135
In two to five years	-	168
Balance at 31 July	168	303

9 Financial guarantee contracts

In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Company has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Company has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Company considers these to be insurance contracts and accounts for them as such.

The Company is party to cross guarantees on Group borrowings. These are treated as insurance contracts and accounted for as such.

FOR THE YEAR ENDED 31 JULY 2006

10 Prior period adjustments

An explanation of the prior period adjustments arising from the adoption of certain new financial reporting standards during the year, together with their impact on the comparative financial statements are set out below:

Restatement of Company balance sheet

Debtors	2005 €'000
Debtors as previously stated	160,630
FRS 20, *Share-based Payment* (a)	607
Debtors as restated	161,237

Total liabilities and post employment benefits	2005 €'000
Total liabilities and post employment benefits as previously stated	68,658
FRS 21, *Events after the Balance Sheet Date* (b)	(7,559)
FRS 17, *Retirement Benefits* (c)	24,535
Total liabilities and post employment benefits, as restated	85,634

Profit and loss account and other reserves	2005 €'000
Profit and loss account and other reserves as previously stated	178,451
FRS 21, *Events after the Balance Sheet Date*	7,559
FRS 20, *Share-based Payment*	607
FRS 17, *Retirement Benefits*	(24,535)
Total profit and loss account and other reserves, as restated	162,082

(a) FRS 20, Share-based Payment

In accordance with the new accounting policy in respect of share based payments as set out in the Company statement of accounting policies, a share option reserve of €1,517,000 was created as at 31 July 2005 in respect of option grants in October 2003. Corresponding debits of €910,000 and €607,000 were made to the profit and loss account and debtors, respectively.

(b) FRS 21, Events after the Balance Sheet Date

In accordance with the new accounting policy in respect of dividends, as set out in the Company statement of accounting policies, dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid. The effect on the balance sheet is a reduction of €7,559,000 in "Creditors: amounts falling due within one year" and a corresponding increase in retained earnings.

(c) FRS 17, Retirement Benefits

The adoption of FRS 17 has required a change to the accounting treatment of defined benefit pension arrangements such that the Company now includes the assets and liabilities of these arrangements in the balance sheet. Current service costs, curtailment and settlement gains and losses and net financial returns are included in the profit and loss account in the year to which they relate. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The effect on the balance sheet is an increase of €24,535,000 in total liabilities and post employment benefits and a corresponding decrease in retained earnings.

11 Share based payment

The Company grants share options under one share option plan, the "1997 Share Option Scheme". All disclosures relating to the plan are made in Note 8 to the Group financial statements.

12 Statutory and other information

	2006 €'000	2005 €'000
Auditor's remuneration for audit services	13	11
Profit for the financial year	33,131	85,657

Substantially all the Group audit fee is recharged by the Company to its subsidiaries.

13 Employment

The average number of persons employed by the Company during the year was as follows:

	2006	2005
Management and administration	58	48

Aggregate employment costs of the Company are analysed as follows:

	2006 €'000	2005 €'000
Wages and salaries	7,377	5,556
Social welfare costs	404	227
Pension costs		
- defined benefit schemes – statement of total recognised gains and losses	(5,582)	7,206
- defined benefit schemes – income statement	1,273	1,474
Share based payment	899	520
	4,371	14,983

14 Approval of financial statements

These financial statements were approved by the Board on 25 September 2006.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

B5

Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

FEE IN PAID FULL RECEIPT No.

11 NOV 2006 490 6870

COMPANIES REGISTRATION OFFICE

The return must be delivered within one month after the allotment

Company Name *in full* IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office 151 Thomas Street, Dublin 8

MAIL PROCESSING SECTION NOV 30 2007

Date of allotment(s) *notes one and two* made on 26/10/2006

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Greg Fitzgerald 11 Porteregate Lawn Clonsilla Dublin 11	Ordinary shares of €0.30 each	5,000

Presenter's Name Cliona Kelly
IAWS GROUP, plc
Telephone 01 6121200

Address 151 Thomas Street
Dublin 8
Reference al/ck

C.R.O.
02 NOV 2006

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares. ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	6.70	33,500.00

Denomination ________

Conversion rate, if any ________

Total value of consideration € 33,500.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ________

Conversion rate, if any ________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 26/10/06

Name *Block letters please*
ALAN LOWTHER

coform

This form should be lodged with the *Revenue Commissioners,* *Companies Capital Duty Section,* Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, *who will forward it to the* Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties
Consolidation Act, 1999

Company Number 13[illegible]

FEE PAID IN FULL | RECEIPT No.
6 NOV 2006 4 9 1
COMPANIES REGISTRATION OFFICE

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8, Ireland

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 31/10/2006
notes one and two

or made from ______ to ______

Note Two
When the return includes several *allotments made* on different dates, the dates of only the first *and last of such* allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Denis Moran 21 Whitethorn Road Artane Dublin 5	Ordinary shares of €0.30 each	32,000

C.R.O.
06 NOV 2006

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference AL/CK

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	€ 0.30	IR£2.52	IR£22,500.00
15,000	Ordinary	€ 0.30	€ 6.70	€ 100,500.00
7,000	Ordinary	€ 0.30	€ 7.50	€ 52,500.00

Denomination: IR Punts

Conversion rate, if any: 0.787564

Total value of consideration: € 185,000.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with *Stamps Adjudication* Branch, Revenue Commissioners, at the same time as Form B5 is *filed with Capital Duty* Branch, Revenue Commissioners. On its return to the presenter, it *must then be submitted* with filing fee to the Registrar of Companies pursuant to s.58 *Companies Act, 1963.*

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 31 OCTOBER 2006

Name Block letters please

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT
22 NOV 2006 4 9 3
COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) notes one and two *made on* 03/11/2006

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Sharon Carney 95 Holyfields West Allotment Whitley Bay	Ordinary shares of €0.30 each	3000
Lisa Martin 24 Arbery Way Arborfield Berkshire RG2 9FG	Ordinary shares of €0.30 each	4000
Ian Williams Whiston House 43 Hollington Road Upper Tean ST10 4JX	Ordinary shares of €0.30 each	4000
Paul Clarke 112 Torrington Road Ruislip Manor Middlesex HA4 0AU	Ordinary shares of €0.30 each	5000

Presenter's Name
Cliona Kelly
IAWS GROUP, plc
Telephone 01 6121200

Address
151 Thomas Street
Dublin 8
Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
16,000	Ordinary	0.30	7.95	127,200.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 127,200.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

Director [ ] Company Secretary [✓]

Signature [signature]

Date 3/11/06

Name *Block letters please*

ALAN LOWTHER

Company Number 132287.

Form B5 Euro Continuation sheet

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID IN RECEIPT No.
22 NOV 2006 4 9 3
0580
COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 15/11/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Neil Woods 66 Brampton Road Cambridge CB1 3HL	Ordinary	5000

Presenter's Name
Cliona Kelly
IAWS GROUP, plc

Address
151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference al/ck

Company Number | 132287

Form B5 Euro Continuation sheet

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID IN FULL RECEIPT No.
22 NOV 2006 4 93
COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments
Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

The return must be delivered within one month after the allotment

Company Name *in full*
IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 15/11/2006
or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Emer O'Driscoll 28 Woodstown Rise Knocklyon Dublin 16	Ordinary	9000

Presenter's Name: Cliona Kelly
IAWS GROUP, plc
Address: 151 Thomas Street
Dublin 8
Telephone 01 6121200
Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	7.50	37,500.00
4,000	Ordinary	0.30	7.95	31,800.00

Denomination

Conversion rate, if any

Total value of consideration € 69,300.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

Director ☐ Company Secretary ☑

Signature [signature]

Date 15/11/06

Name *Block letters please*

ALAN LOWTHER

coform

Company Number 132287

Form B5 Euro Continuation sheet

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted

ccform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT
22 NOV 2006 4 93
0592
COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments

Company Number: 132287

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP plc

Effective centre of management if outside the State

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 09/11/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Martin Murphy 10 Heidleberg Ardilea Dublin 14	Ordinary shares of €0.30 each	20000
Martin Green Gerrans Knelle Road, Robertsbridge East Sussex TN32 5DZ	Ordinary shares of €0.30 each	4000

Presenter's Name: IAWS GROUP, plc

Address: 151 Thomas St, Dublin 8

Telephone: 01 6121200

Reference: al/ck

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(l) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
20,000	Ordinary	0.30	IR£1.65	IR£ 33,000.00
4,000	Ordinary	0.30	7.95	31,800.00

Denomination IR£ : EURO

Conversion rate, if any 0.787564

Total value of consideration € 73,701.36

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 09/11/06

Name *Block letters please*

ALAN LOWTHER

coform

Company Number 132287

Form B5 Euro Continuation sheet

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID IN FULL RECEIPT No.
22 NOV 2006 4 93
0596
COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number
132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

~~IAWS GROUP, plc~~

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
151 Thomas Street, Dublin 8

Date of allotment(s) made on 07/11/2006
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Alayne Green Haeg Bank, Will Shores Lane Oker, Matlock Derbys DE4 2JL	Ordinary shares of €0.30 each	3000
Dara O'Neill 12 Fern Drive Rocklands Co. Cavan	Ordinary shares of €0.30 each	3000
Tom Fogarty 20 Sycamore Road Finglas East, Dublin 11	Ordinary shares of €0.30 each	4000
Katrina Warren 20 Castleton Park Auchterarder Perthshire PH3 1QA	Ordinary shares of €0.30 each	3000
Tom Kinnier 3 Carson's Avenue Ballygowan Co. Down BT23 5QD	Ordinary shares of €0.30 each	7000

Presenter's Name
Cliona Kelly
IAWS GROUP, plc

Address
151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference al/ck

coform

Company Number 132287

Form B5 Euro Continuation sheet

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID IN FULL RECEIPT No.
22 NOV 2006 493
0600
COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

~~IAWS GROUP, plc~~

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
151 Thomas Street, Dublin 8

Date of allotment(s) *notes one and two* made on 06/11/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Michael Glynn 800 Kerr Street Columbus Ohio 43215 USA	Ordinary shares of €0.30 each	10000

Presenter's Name
Cliona Kelly
IAWS GROUP, plc
Telephone 01 6121200

Address
151 Thomas Street
Dublin 8
Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.30	9.15	91,500.00

Denomination

Conversion rate, if any

Total value of consideration € 91,500.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 06/11/06

Name *Block letters please*

ALAN LOWTHER

coform

Company Number | 132287 | **Form B5 Euro Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted

co.form

COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

B10 Submission id: 4896271

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 25 October 2006

Company details

Company number	132287
Company name	IAWS GROUP, PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event	Commencement of relationship
Type of relationship	Director

Particulars of director / secretary (1)

1 Commencement of relationship Director

Type of entity	Irish resident individual

Individual details

Surname	O'Mahony
Forename	Thomas
Other forename	Joseph
Country of nationality	IRELAND
Date of birth	6 August 1962
Business occupation	DIRECTOR
Address	23 Church View Eden Gate Delgany Co. Wicklow Attached a list of other directorships to the Verification Document

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

	I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.
Type of Signature	Signature as Secretary
Type of entity	Irish resident individual

Individual details

Surname	Lowther
Forename	Alan

Particulars of the presenter

Reference

Reference Number	al/ck

Presenter details

Type of entity	Irish registered Company
Name	IAWS GROUP, PUBLIC LIMITED COMPANY
Address	151, THOMAS STREET, DUBLIN 8.
E-mail address	kellycm@iaws.ie
Telephone number	01 6121200
Fax number	01 6121321

Legal references

Collective Citation:
Companies Acts, 1963 to 2005

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
IAWS GROUP, PUBLIC LIMITED COMPAN.
151, THOMAS STREET,
DUBLIN 8.
Contact:
Cliona Kelly
01 6121200

B10 Submission id: 4896271
B10: Company Number: 132287
Company Name: IAWS GROUP, PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Alan Lowther

Signature

25 09. 2006
Date

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2005

Attachments: 1

There is no fee required for this submission

Ref.: A1F1 FF7F 2A53 CF22 1413 8933 CFCD DABF

Presenter:
IAWS GROUP, PUBLIC LIMITED COMPANY
151, THOMAS STREET,
DUBLIN 8.
Contact:
Cliona Kelly
01 6121200

B10 Submission id: 4896271
B10: Company Number: 132287
Company Name: IAWS GROUP, PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act for: IAWS GROUP, PUBLIC LIMITED COMPANY

as (please tick):

[✓] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Thomas Joseph O'Mahony

25 OCT. 2006
Date

Particulars of a charge created by a Company incorporated in the State
Section 99, Companies Act, 1963, as amended

Certificate that the charge was presented for registration in the country where the property is situate
Section 99(5), Companies Act, 1963

Companies Registration Office

CRO receipt date stamp

29 NOV 2006 4 94
0289
COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

C1

Chargor Number: 1 3 2 2 8 7

Company Name *In full*: IAWS Group, Public Limited Company (the "Chargor")

Description of the Charge *Note one*: (a) ☐ (b) ☐ (c) ☐ (d) ☐ (e) ☒ (f) ☐ (g) ☐ (h) ☐ (i) ☐

Date created: Day 1 3 Month 1 1 Year 2 0 0 6

Amount Secured *Note two*

☐ All monies and/or obligations which now are, or at any time may become, due or owing to the security holder by the company on any account and all other liabilities whatsoever of the company to the security holder whether actual or contingent and whether as principal debtor, guarantor, surety or otherwise.

☐ All monies and/or obligations which now are, or at any time may become, due or owing to the security holder under an agreement between:

and

Dated Day Month Year

☐ Amount €/£/ _ Plus interest and charges YES/NO *delete as appropriate*

☒ Other *please specify*

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever of the Shareholder to any Secured Creditor under any RCF Finance Document or Short Term Loan Facility Finance Document including, without limitation, the Shareholder's obligations and liabilities as guarantor [See Continuation Page]

Certificate to be completed regarding Property outside the State *Note three*

☒ It *is not* necessary, to register the charge in any other country to make it valid or effectual.

☐ It *is* necessary to register the charge in any other country to make it valid or effectual,

and the charge was presented for registration on Day Month Year

at

or

☐ A separate form, 47C, shall be delivered in due course to the registrar with the appropriate fee.

Presenter Details

Name:	Arthur Cox	
Address:	Earlsfort Centre, Earlsfort Terrace	
	Dublin 2	
DX number:	27	DX Exchange
Telephone Number:	+353 1 618 0600	Fax Number + 353 1 618 0618
Email:	Liam.Carney@arthurcox.com	Reference Number Hbc319v4

Persons entitled to the charge
note four

Name:	The Governor and Company of the Bank of Ireland
Address:	Lower Baggot Street, Dublin 2
	(the "Security Agent" as security agent for the Secured Creditors))
Name:	
Address:	
Name:	
Address:	

Short Particulars of the property charged
Note five

XXX (a) A First fixed charge over the Shares being 2 ordinary shares of €1.269738 each in Blixen Limited and any other shares in the capital of Blixen Limited which may be registered at any time after the date of the Deed in the name of the Shareholder and/or its nominee or trustee or beneficially owned by the Shareholder; and all stock, shares, warrants, securities, rights, monies or property (including the dividends, interest or income thereon or therefrom) accruing or acquired at any time and from time to time by way of redemption, purchase, bonus, preference, option or otherwise to or in respect of or derived from all or any of the Shares or any derivatives of them, including the proceeds of any sale of any of the Shares. The Deed contains covenants by the Chargor not to create any further charges over or disposals of the Secured Property (save as may be permitted by the RCF Finance Documents and the Short Term Loan Facility Finance Documents). Capitalised terms are defined in the Further Particulars. XXX

☒ Further particulars *note six*

Verification
Note seven

Either side or both sides to the transaction (or their solicitors) may sign. If only one party signs then a certified copy of the deed creating the charge should be enclosed. The notes following constitute part of this form.

Signature of Applicant: Liam Carney

Position Held: Solicitor, Arthur Cox

Name *in block letters or typed*: Liam Carney

Nature of interest in the charge: Solicitor for the Security Agent

Counter-Signed: Lindsay Stevens

Position Held: Solicitor, Matheson Ormsby Prentice

Name *in block letters or typed*: Lindsay Stevens

Nature of interest in the charge: Solicitor for the Chargor

☐ Place an X in the box if the deed is attached

Lak150

Continuation Page:

.... of each other Obligor, together with all costs, expenses, indemnities, liabilities and other payment obligations for which the Shareholder has assumed a liability under this Share Charge.

Where:

"**Obligor**" means each Obligor as defined in the RCF Credit Agreement and each Obligor as defined in the Short Term Loan Facility Credit Agreement;

"**RCF Finance Document**" means a Finance Document as defined in the RCF Credit Agreement;

"**Secured Creditors**" means each Finance Party (as defined in the RCF Credit Agreement) and each Finance Party (as defined in the Short Term Loan Facility Credit Agreement);

"**Shareholder**" means IAWS Group, Public Limited Company

"**Share Charge**" means the Share Charge dated 13th November 2006 made between IAWS Group Public Limited Company and The Governor and Company of the Bank of Ireland (the "Security Agent" as Security Agent for the Secured Creditors)

"**Short Term Loan Facility Finance Document**" means a Finance Document as defined in the Short Term Loan Facility Credit Agreement; and

"**Short Term Loan Facility Lenders**" means each of the bank, trusts, funds, financial institutions and other persons party to the Short Term Loan Facility Credit Agreement as a lender or to whom any rights and/or obligations are from time to time novated, transferred or assigned by any lender under the Short Term Loan Facility Credit Agreement.

FURTHER PARTICULARS

Annex to Form C1

IAWS Group, Public Limited Company (the "Chargor")
Registered Company Number: 132287

Registration of a Share Charge dated 13th November 2006 made between IAWS Group, Public Limited Company and The Governor and Company of the Bank of Ireland (*the "Security Agent" as Security Agent for the Secured Creditors*) (hereinafter the "Deed").

Note 1 – Charged Assets

A charge over the shares in the capital of Blixen Limited details of which are set out in Schedule 1 including any other shares in the capital of Blixen Limited which may hereafter be registered at any time in the future in the name of the Chargor and/or its nominee or trustee or beneficially owned by the Chargor and all stock, shares, warrants, securities, rights, monies or property (including the dividends, interest or income thereon or therefrom) accruing or acquired at any time and from time to time by way of redemption, purchase, bonus, preference, option or otherwise to or in respect of or derived from all or any of the Shares or any derivatives of them, including the proceeds of any sale of any of the Shares.

Note 2 - Negative Pledge and Crystallisation provisions

The Chargor has covenanted with the Security Agent that, during the continuance of the security created by or pursuant to the Deed, it shall not save as may be permitted by the RCF Finance Documents and the Short Term Loan Facility Finance Documents:

(a) create or permit to subsist any Security Interest over the Secured Property or any part of it or interest in the Secured Property;

(b) allot, sell, transfer or otherwise dispose of the Secured Property or any part of it or interest in it or attempt or agree so to do;

(c) suffer or permit Blixen Limited to cancel, increase, create or issue or agree to issue or put under option or agree to put under option any share or loan capital or obligation now or at any time in the future convertible into share or loan capital of or in Blixen Limited of any class or call any uncalled capital;

(d) suffer or permit Blixen Limited to make any alteration to, grant any rights in relation to or otherwise re-organise or purchase or reduce the share capital or reserves of Blixen Limited in any way or enter into any composition or arrangement with its creditors or any class of creditors of Blixen Limited;

(e) convene any meeting with a view either to the alteration of any of the provisions of the Memorandum and Articles of Association of Blixen Limited or to passing a resolution that Blixen Limited be wound up or that a liquidator, examiner or similar officer be appointed to Blixen Limited; or

(f) *suffer or permit Blixen Limited to permit any person other than the Shareholder, the Security Agent* or its nominee to be registered as holders of the Shares or any part of them.

Note 3 – Defined Terms

In the Deed, the Form C1 and in these Further Particulars the following expressions shall unless the context otherwise requires have the following meanings:

"Obligor" means each Obligor as defined in the RCF Credit Agreement and each Obligor as defined in the Short Term Loan Facility Credit Agreement;

"**RCF Credit Agreement**" means the EUR600,000,000 revolving credit facility credit agreement dated 13th November 2006 between, among others, IAWS Finance Limited, the RCF Lenders, the RCF Facility Agent and the Security Agent;

"**RCF Finance Document**" means a Finance Document as defined in the RCF Credit Agreement;

"**RCF Lenders**" means each of the bank, trusts, funds, financial institutions and other persons party to the RCF Credit Agreement as a lender or to whom any rights and/or obligations are from time to time novated, transferred or assigned by any lender under the RCF Credit Agreement;

"**Secured Creditors**" means each Finance Party (as defined in the RCF Credit Agreement) and each Finance Party (as defined in the Short Term Loan Facility Credit Agreement);

"**Secured Property**" means the Shares and all stock, shares, warrants, securities, rights, monies or property (including the dividends, interest or income thereon or therefrom) accruing or acquired at any time and from time to time by way of redemption, purchase, bonus, preference, option or otherwise to or in respect of or derived from all or any of the Shares or any derivatives of them, including the proceeds of any sale of any of the Shares;

"**Shares**" means the shares in the capital of Blixen Limited details of which are set out in Schedule 1 and shall include any other shares in the capital of Blixen Limited which may hereafter be registered at any time in the future in the name of the Shareholder and/or its nominee or trustee or beneficially owned by the Shareholder;

"**Short Term Loan Facility Credit Agreement**" means the EUR350,000,000 term loan facility credit agreement dated 13th November 2006 between, among others, IAWS Finance Limited, the Short Term Loan Facility Lenders, the Short Term Loan Facility Agent and the Security Agent;

"**Short Term Loan Facility Finance Document**" means a Finance Document as defined in the Short Term Loan Facility Credit Agreement; and

"**Short Term Loan Facility Lenders**" means each of the bank, trusts, funds, financial institutions and other persons party to the Short Term Loan Facility Credit Agreement as a lender or to whom any rights and/or obligations are from time to time novated, transferred or assigned by any lender under the Short Term Loan Facility Credit Agreement.

Schedule 1
The Shares
Blixen Limited

Name of Shareholder	Certificate nos.	No. of stocks shares etc.	Par value of each (€)
IAWS Group, Public Limited Company		2	1.269738

4940289/1

DUPLICATE FOR THE FILE

COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Certificate of the Registration of a Charge Issued Pursuant to Section 104 of the Companies Act 1963.

I Hereby Certify that a	:	**Charge on Book Debts**
Charge Number	:	**4**
Date Created	:	**Monday, the 13th Day of November, 2006**
Created by	:	**IAWS GROUP, PUBLIC LIMITED COMPANY**
Company Number	:	**132287**
For Securing	:	**All Present And Future Obligations And Liabilities (Whether Actual Or Contingent And Whether Owed Jointly Or Severally Or In Any Other Capacity Whatsoever Of The Shareholder To Any Secured Creditor Under Any Ref Finance Document Or Short Term Loan Facility Finance Document Including, Without Limitation, The Shareholder'S Obligations And Liabilities As Guarantor [See Continuation Page Attached To Form C1]**
		Was this day Registered Pursuant to Part IV of the Companies Act 1963.
Charge Party Type		Charge Party Name
Person Entitled		**THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (IN ITS CAPACITY AS SECURITY TRUSTEE FOR THE SECURED PARTIES),**
Given Under my Hand this	:	**Wednesday, the 29th Day of November, 2006**

For Registrar of Companies

Presenter details:
Messrs Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2

☐ *Certified Copy of the deed enclosed*

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

ID FULL | RECEIPT No.
12 DEC 2006 4 9 5
COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

4989

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
151 Thomas Street, Dublin 8

Date of allotment(s) *notes one and two* made on 24/11/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Robert Gray 137 Ashlawn Park Ballybrack Co. Dublin	Ordinary shares of €0.30 each	20,000
Michael Comerford Apt. 1, The Meadows Grange Road Clonsilla, Dublin 15	Ordinary shares of €0.30 each	7,000
Tom Fogarty 20 Sycamore Road Finglas East Dublin 11	Ordinary shares of €0.30 each	7,000
Nigel Bartlett 1 Honeysuckle Close Woolwell, Plymouth Devon PL6 7TE	Ordinary shares of €0.30 each	5,000

C.R.O.
12 DEC 2006

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.30	7.50	75,000.00
10,000	Ordinary	0.30	7.95	79,500.00
19,000	Ordinary	0.30	9.15	173,850.00

Denomination

Conversion rate, if any

Total value of consideration € 328,350.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date

Name *Block letters please*

ALAN LOWTHER

coform

Companies Registration Office
Companies Capital Duty

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID IN FULL | RECEIPT No.
12 DEC 2006 4 9 5
COMPANIES REGISTRATION OFFICE

4992

Companies Acts, 1963 to 2001

Company Number: 132287

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

Effective centre of management if outside the State:

Registered Office: 151 Thomas Street, Dublin 9

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 27/11/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Katrina Warren 20 Castleton Park Auchterarder Perthshire	Ordinary shares of €0.30 each	14,000

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8
Dublin 8

Telephone: 01 6121200

Reference: al/ck

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
14,000	Ordinary	0.30	9.15	128,100.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration: € 128,100.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature

Date

Name *Block letters please*

ALAN LOWTHER

coform

IAWS GROUP,

PUBLIC LIMITED COMPANY

MEMORANDUM AND ARTICLES OF ASSOCIATION

incorporating amendments made up to and including 4 December 2006

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

PAID IN FULL | RECEIPT No.
12 DEC 2006 4 9 5
COMPANIES REGISTRATION OFFICE

4993

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments
Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*
IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 9

Date of allotment(s) *notes one and two* made on 28/11/2006

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Stephen Duffy 26 Ballybogey Road Clough, Co. Antrim BT44 9SD	Ordinary shares of €0.30 each	5,000

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8
Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(l) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	9.15	45,750.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 45,750.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Date

Name *Block letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

FEE PAID IN FULL | RECEIPT No.
12 DEC 2006 4 9 5
COMPANIES REGISTRATION OFFICE

4995

Effective centre of management if outside the State

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 30/11/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Sharon Carney 95 Holyfields West Allotment Whitley Bay	Ordinary shares of €0.30 each	4,000
Caroline Eagers Main Street Rathcoole, Co. Dublin	Ordinary shares of €0.30 each	10,000

Presenter's Name: Clíona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,000	Ordinary	0.30	9.15	36,600.00
5,000	Ordinary	0.30	7.50	37,500.00
5,000	Ordinary	0.30	9.15	45,750.00

Denomination

Conversion rate, if any

Total value of consideration € 119,850.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID IN FULL | RECEIPT No.
13 DEC 2006 495
7372
COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

Return of allotments
Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Companies Acts, 1963 to 2001

Company Number
132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*
IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 11/12/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Elaine Walker 1 Leaconfield Drive Morsley Manchester M28 2WE	Ordinary shares of €0.30 each	1,200

C.R.O.
13 DEC 2006

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8
Telephone 01 6121200	Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,200	Ordinary	0.30	7.95	9,540.00

Denomination

Conversion rate, if any

Total value of consideration € 9,540.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration note four €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

Signature [signature]

[ ] Director [✓] Company Secretary

Date 11 December 2006

C.R.O.
13 DEC 2006

Name *Block letters please*
ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

PAID IN FULL | RECEIPT No.

Registered Office

151 Thomas Street, Dublin 8

18 DEC 2006 4 9 6 1936

COMPANIES REGISTRATION OFFICE

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 14/12/2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Tony McIvor Heathtown Stamullen Co. Meath	Ordinary shares of €0.30 each	1,000
Anthony Proctor 8 The Orchard Rise Stamullen Co. Meath	Ordinary shares of €0.30 each	3,000

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,000	Ordinary	0.30	7.95	31,800.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 31,800.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 15 DEC. 2006

Name *Block letters please*

ALAN LOWTHER

coform

Companies Acts, 1963 to 1986

FEE PAID IN FULL RECEIPT No.
03 JAN 2007 -4-9-7- 3263
COMPANIES REGISTRATION OFFICE

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

IAWS GROUP, PUBLIC LIMITED COMPANY

1 The name of the Company is *IAWS GROUP, PUBLIC LIMITED COMPANY.*

2. The Company is to be a public limited company.

3. The objects for which the Company is established are:-

(1) To act as a holding company and for this purpose to acquire shares, stocks, debentures, debenture stock, bonds, obligations and securities by original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

(2) To carry on, directly or indirectly, all or any of the businesses of wholesalers, retailers, manufacturers, processors and distributors of all types of products related to the business of farming or agriculture or to any other business and to do all such other things as may be incidental or conducive to the attainment of the above.

(3) To facilitate and encourage the creation, issue or conversion of and to offer for public subscription debentures, debenture stocks, bonds, obligations, shares, stocks, and securities and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

(4) To purchase or by any other means acquire any freehold, leasehold or other property and in particular lands, tenements and hereditaments of any tenure, whether subject or not to any charges or incumbrances, for any estate or interest whatever, and any rights privileges or easements over or in respect of any property, and any buildings, factories, mills, works, wharves, roads, machinery, engines, plant, live and dead stock, barges, vessels or things, and any real or personal property or rights whatsoever which may be necessary for, or may conveniently be used with, or may enhance the value property of the

Company, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any such freehold, leasehold, or other property, lands, tenements or hereditaments, rights, privileges or easements.

(5) To sell or otherwise dispose of any of the property or investments of the Company but so that no profit arising on the sale of any shares, stocks, debentures or other investments shall be distributed by way of dividend, but shall be carried to a capital reserve fund or otherwise dealt with for capital purposes only.

(6) To grant convey transfer or otherwise dispose of any property or asset of the Company of whatever nature or tenure for such price consideration sum or other return whether equal to or less than the market value thereof and whether by way of gift or otherwise as the directors shall deem fit and to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property or asset for a rent or return greater than, equal to or less than the market rent therefor or at no rent and subject to or free from covenants and restrictions as the directors shall deem appropriate.

(7) To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm, company, body corporate or society carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm, company body or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for cooperation, or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

(8) To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

(9) To lend money to and guarantee the performance of the contracts or obligations of any person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

(10) To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of, any person, firm or company including (without prejudice to the generality of the foregoing) any Company which is for the time being the

Company's holding company as defined by section 155 of the Companies Act, 1963 or a subsidiary as therein defined of any such holding company or otherwise associated with the Company in business.

(11) To borrow or secure the payment of money in such manner as the Company shall think fit and in particular by the issue of debentures, debenture stocks, bonds, obligations and securities of all kinds. either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

[(12) To engage in currency exchange and interest rate transactions, including but not limited to dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange or interest rate hedging arrangement and such other instruments as are similar to or derived from any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other exposure or for any other purpose.][1]

(13) To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(14) To subscribe for, take purchase or otherwise acquire and hold shares or other interests in, or securities of [the Company and to sell, hold, reissue with or without guarantee or otherwise deal with same and to subscribe for, take, purchase or otherwise acquire and hold shares or other interests in, or securities of] [2] any other company having objects altogether or in part similar to those of this Company, or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(15) To hold in trust as trustees or as nominees and to deal with, manage, and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and choses in actions, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

1 Text in square brackets inserted by special resolution passed at the Annual General Meeting of the Company passed on 23 February 1995.

2 Text in square brackets inserted by special resolution passed at the Annual General Meeting of the Company passed on 23 February 1993.

(16) To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue dispose of or hold any such preferred, deferred or other specials stocks or securities.

(17) To give any guarantee in relation to the payment of any debentures, debenture stock, bonds, obligations, or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

(18) To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

(19) To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company including Directors and ex-Directors of the Company and the wives, widows and families, dependants or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension provident or benefit funds or profit sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operation or otherwise.

(20) To remunerate by cash payments or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

(21) To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

(22) To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

(23) To vest any real or personal property, rights or interest acquired or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(24) To transact or carry on any business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

(25) To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

(26) To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

(27) To procure the Company to be registered or recognised in any part of the United Kingdom of Great Britain and Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any such foreign country.

(28) To do all or any of the matters hereby authorised in any part of Ireland or the world or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

(29) To make gifts or grant bonuses or share options to the directors or any other persons who are or have been in the employment of the Company or any parent or subsidiary body corporate.

(30) To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding, that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of this clause.

NOTE: It is hereby declared that the word "company" in this clause except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and the intention is that the objects specified in each paragraph of this clause shall except where otherwise expressed in such paragraph be in no way limited or restricted by reference to or inference from the terms of any other paragraph.

4. The liability of the members is limited.

5. [The share capital of the Company is €72,900,000 divided into 228,000,000 Ordinary Shares of €0.30 each and 15,000,000 Deferred Convertible Ordinary Shares of €0.30 each.] [3]

6. The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms, as may be attached thereto or as may from time to time be provided by the original or any substituted or amended Articles of Association and Regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereunto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's Articles of Association for the time being.

[3] Clause 5 most recently amended pursuant to the passing of special resolution altering share capital passed at the Annual General Meeting of the Company held on 4 December 2001.

We, the several persons whose names and addresses are subscribed, wish to be formed into a company in pursuance of this memorandum of association, and we agree to take the number of shares in the capital of the company set opposite our respective names.

Names, addresses and description of Subscribers	Number of shares taken by each subscriber
1. Eugene McCague, Solicitor 2 Dartry Park, Dublin 6	One "A" Ordinary Share of 25p
2. Denis A Bergin, Solicitor 37 Heidelberg, Dublin	One "A" Ordinary Share of 25p
3. Michael Meghen, Solicitor 41/45 St Stephen's Green, Dublin 2	One "A" Ordinary Share of 25p
4. Geoffrey Dunne, Solicitor's Apprentice 50 St Kevins Park, Dublin	One "A" Ordinary Share of 25p
5. Declan Hayes, Solicitor 12 Eglinton Park, Donnybrook, Dublin 4	One "A" Ordinary Share of 25p
6. William Johnston, Solicitor 29 Woodford, Blackrock, Co. Dublin	One "A" Ordinary Share of 25p
7. Rosaleen Kavanagh, Secretary 5 Greenhill Road, Wicklow	One "A" Ordinary Share of 25p
Total Shares Taken	Seven "A" Ordinary Shares of 25p

Dated the 12th day of May 1988.

Witness to the above signatures:

Name: Joan Saunders

Address: 69, Calderwood Road,
Drumcondra,
Dublin 9.

Secretary

Companies Acts, 1963 to 1986

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

IAWS GROUP, PUBLIC LIMITED COMPANY

Adopted by special resolution passed at the Annual General Meeting of the Company held on 19 February 1998

PRELIMINARY

1 The regulations contained in Table A in the First Schedule to the Companies Act, 1963 shall not apply to the Company.

2. (a) In these Articles:

"the Act" means the Companies Act, 1963 (No. 33 of 1963);

"the Acts" means the Companies Acts, 1963, the Companies (Amendment) Act 1977 (No. 31 of 1977), the Companies (Amendment) Act 1982 (No. 10 of 1982), and the Companies (Amendment) Act, 1983 (No. 13 of 1983) and the Companies (Amendment) Act, 1986 (No. 25 of 1986) and the Companies (Amendment) Act, 1990 (No. 27 of 1990) and the Companies Act, 1990, (No. 33 of 1990) and any reference to any statutory amendment thereof,

"the Directors" means the directors for the time being of the Company or the directors present at a meeting of the board of directors and includes any person occupying the position of director by whatever named called (other than alternate directors);

"the Group" means the Company and its subsidiaries for the time being;

"the Office" means the registered office for the time being of the Company;

"the register" means the register of members to be kept as required by Section 116 of the Act;

"the seal" means the common seal of the Company;

"the Secretary" means any person appointed to perform the duties of the Secretary of the Company;

(b) Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography, and any other modes of representing or reproducing words in a visible form.

(c) Unless the contrary intention appears, words or expressions contained in these articles shall bear the same meaning as in the Acts or in any statutory modification thereof in force at the date at which these articles become binding on the Company.

(d) References herein to any enactment shall mean such enactment as the same may be amended and may be from time to time and for the time being in force.

(e) The masculine gender shall include the feminine and neuter and vice versa and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

SHARE CAPITAL AND VARIATION OF RIGHTS

3.[4] [(a) The share capital of the Company is €72,900,000 divided into 228,000,000 Ordinary Shares of €0.30 each and 15,000,000 Deferred Convertible Ordinary Shares of €0.30 each ("Convertible Shares"). All shares rank pari passu save as provided in this Article.

(b) The Convertible Shares shall have no rights to dividend, attendance or voting at general meetings of the Company.

(c) The Convertible Shares may be issued as redeemable at the option of the Company.

(d) The Convertible Shares shall convert to Ordinary Shares on a one-for-one basis by resolution to convert passed by the Directors when satisfied that the conversion criteria applying and imposed upon allotment of the Convertible Shares have been satisfied, which conditions may include the payment by the holder thereof of a conversion premium.]

4. (i) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares and subject to the Acts, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions (except in respect of shares which are fully paid restrictions on transferability), whether in regard to dividend, voting, return of capital or

---

4 Article 3 substituted by special resolution passed at Annual General Meeting held on 4 December 2006.

otherwise, as the Company may from time to time by ordinary resolution determine.

(ii) Subject to the provision of the Acts, the Company may issue shares which are liable at the option of the Company or the holders thereof to be redeemed (**"the redeemable shares"**) and may redeem them accordingly. Subject to the provisions of the Acts, the redemption of redeemable shares may be effected on such terms and in such manner as may be determined by the Directors.

(iii) (a) Subject to the provisions of, and to the extent permitted by, the Acts, to any rights conferred on the holders of any class of shares and to the following paragraphs of this Article, the Company may purchase any of its shares of any class (**"Acquired Shares"** or **"Acquired Share"**, as appropriate) on such terms and conditions and in such manner as the directors may from time to time determine.

(b) The Company shall not exercise any authority granted under Section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by Special Resolution of the Company (a **"Section 215 Resolution"**).

(c) The Company shall not be required to select the Acquired Shares to be purchased on a pro rata basis or in any particular manner as between the holders of shares of the same class or as between the holders of shares of different classes or in accordance with the rights as to dividends or capital attached to any class of shares.

(d) For the purposes of any Section 215 Resolution:-

(i) the aggregate nominal value of the Acquired Shares authorised to be acquired pursuant to any such Section 215 Resolution shall not exceed 10% of the aggregate nominal value of the aggregate share capital of the Company as at the close of business on the date of the passing of such Section 215 Resolution;

(ii) the minimum price which may be paid for any Acquired Share shall be the nominal value thereof,

(iii) the maximum price which may be paid for any Acquired Share (a **"Relevant Share"**) shall be an amount equal to 105% of the higher of:-

A. the average of the relevant price for shares of the same class as the relevant share in respect of each of the 10 business days immediately preceding the day on which the Relevant Share is purchased; and

B. (if there shall be any), the average of the middle market prices for shares of the same class as the Relevant Share, as derived from the Irish Stock Exchange Daily Official List (or any successor publication thereto), for the 10 business days immediately preceding the day on which the Relevant Share is purchased; and

(iv) for the purposes of sub-paragraph (iii), the expression **"Relevant Price"** shall mean, in respect of any business day on which there shall be a dealing on the Irish Stock Exchange in respect of shares of the same class as the Relevant Share, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any such business day on which there shall be no such dealing, the price which is equal to (X) the mid-point between the high and low market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto), or (Y) if there shall be only one such market guide price so published, the market guide price so published

(iv) For the purposes of any Resolution of the Company proposing to determine, in accordance with Section 209 of the 1990 Act, the re-issue price range at which any Treasury Shares for the time being held by the Company may be re-issued off-market:-

(a) the maximum price at which a Treasury Share may be re-issued off-market shall be an amount equal to 120% of the appropriate price;

(b) the minimum price at which a Treasury Share may be re-issued off-market shall be an amount equal to 95% of the appropriate price;

(c) for the purposes of paragraphs (a) and (b), the expression **"appropriate price"** shall mean the higher of:-

(i) the average of the relevant price for shares of the class of which such Treasury Share is to be re-issued in respect of each of the ten business days immediately preceding the day on which the Treasury Share is re-issued; and

(ii) (if there shall be any), the average of the middle market prices for shares of the class of which such Treasury Share is to be re-issued, as derived from the Irish Stock Exchange Daily Official List (or any successor publication thereto), for the ten business days immediately preceding the day on which such Treasury Share is reissued; and

(d) for the purposes of sub-paragraph (c) (i), the expression "**Relevant Price**" shall mean, in respect of any business day on which there shall be a dealing on the Irish Stock Exchange in respect of shares of the class of which the Treasury Share to be re-issued, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (X) the mid point between the high and low market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Official List (or any successor publication thereto) or (Y) if there shall be only one such market guide price so published, the market guide price so published.

5. The rights attached to any class may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares in that class, or with the sanction of a special resolution passed at a separate general meeting. To every such separate general meeting the provisions of these articles relating to general meetings shall apply but so that the necessary quorum shall be two persons at least holding or representing by proxy one third of the issued shares of that class. If within half-an-hour from the time appointed for a general meeting (or such longer interval as the chairman may think fit to allot) a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the chairman at the meeting may determine. If at any adjourned meeting of such holders a quorum as above defined is not present within thirty minutes of the time appointed for the adjourned meeting, those members who are present in person or by proxy shall be a quorum. Any holders of shares of that class present in person or by proxy may demand a poll.

6. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7. (a) Subject to the provisions of these articles relating to the issue of new shares and to any resolution of the Company in general meeting passed pursuant to the Acts all unissued shares (including Treasury Shares) shall be at the disposal of the Directors, and (subject to the provisions of the Acts) they may allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount and so that, in the case of shares offered to the public for subscription the amount payable on application on each share shall not be less than one quarter of the nominal amount of the share and the whole of any premium thereon.

(b) The Directors shall, for the purposes of Section 20 of the 1983 Act, be generally and unconditionally authorised to allot and issue relevant securities

(as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the date of adoption of these Articles and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares.

(c) The Authority conferred by this Article shall expire on the 19th day of February, 2003 unless previously renewed, varied or revoked by the Company in general meeting.

(d) Subject to the Directors being generally authorised pursuant to Section 20 of the 1983 Act and to the passing of a Special Resolution of the Company empowering the Directors so to do, the Directors, pursuant to and on and subject to the provisions of Section 24 of the 1983 Act, may (for so long as any such empowerment shall remain in full force and effect) allot equity securities (as defined by Section 23 of the 1983 Act) for cash pursuant to the authority conferred by the said Section 20 as if sub-section (1) of the said Section 23) did not apply to any such allotment provided that such powers shall be limited to:-

(i) the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) in connection with any offer of securities, open for a period fixed by the Directors, by way of rights, open offer or otherwise in favour of ordinary shareholders and/or any persons having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including, without limitation, any person entitled to options under any of the Company's share option schemes for the time being) and subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised body or stock exchange in, any territory; and

(ii) (in addition to the authority conferred by paragraph (i)), the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of 5% of the issued ordinary share capital of the Company at the date of the adoption of these Articles or, in respect of any renewal of this authority at the close of business on the date on which such renewal shall be granted.

8. Without prejudice to the generality of the powers conferred on the Directors by Article 7, the Directors may from time to time grant options to subscribe for unissued shares in the capital of the Company to persons in the service or employment of the Group (including Directors holding executive offices), on such terms and subject to such conditions as the Directors of the Company may from time to time approve.

9. The Company may exercise the powers of paying commissions conferred by Section 59 of the Act, provided that the rate per cent and the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by that Section, and the rate of the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

10. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder: this shall not preclude the Company from requiring the members or a transferree of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

11. Every person whose name is entered as a holder of any share in the register (except a stock exchange nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all such shares or several certificates each for one or more of such shares so, however, that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for share to one of several joint holders shall be sufficient delivery to all such holders. Every certificate shall be under the common seal of the Company or under the official seal kept by the Company by virtue of Section 3 of the Companies (Amendment) Act, 1977 and shall specify the number and class of shares to which it relates and the amount paid up thereon. The Company shall not be bound to register more than four persons as joint holders of any share (except in the case of executors or trustees of a deceased member). Where a person has transferred some but not all of the shares registered in his name then he shall be entitled without payment to receive a certificate for the balance of the shares registered in his name.

12. If a share certificate be defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company of investigating evidence as the Directors think fit.

13. The Company shall not give, whether directly or indirectly and whether by means of a loan, guarantee, the provision or security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company, except as permitted by Section 60 of the Act.

DISCLOSURE OF BENEFICIAL OWNERSHIP

14\. (a) Notwithstanding the provisions of Article 10, the Directors may at any time and from time to time if, in their absolute discretion, they consider it to be in the interests of the Company to do so, give a notice to the holder or holders of any share (or any of them) requiring such holder or holders to notify the Company in writing within such period as may be specified in such notice (which shall not be less than twenty-eight days from the date of service of such notice) of full and accurate particulars of all or any of the following matters, namely:-

(i) his interest in such share;

(ii) if his interest in the share does not consist of the entire beneficial interest in it, the interests of all persons having any beneficial interest in the share (provided that one joint holder of a share shall not be obliged to give particulars of interests of persons in the share which arise only through another joint holder); and

(iii) any arrangements (whether legally binding or not) entered into by him or any person having any beneficial interest in the share whereby it has been agreed or undertaken or the holder of such share can be required to transfer the share or any interest therein to any person (other than a joint holder of the share) or to act in relation to any meeting of the Company or of the holders of any class of shares of the Company in a particular way or in accordance with the wishes or directions of any other person (other than a person who is a joint holder of such share).

(b) If, pursuant to any notice given under paragraph (a), the person stated to own any beneficial interest in a share or the person in favour of whom any holder (or other person having any beneficial interest in the share) has entered into any arrangements referred to in sub-paragraph (a) (iii), is a body corporate, trust, society or any other legal entity or association of individuals and/or entities, the Directors may at any time and time to time if, in their absolute discretion, they consider it to be in the best interests of the Company to do so, give a notice to the holder or holders of such share (or any of them) requiring such holder or holders to notify the Company in writing within such period as may be specified in such notice (which shall not be less than twenty-eight days from the date of service of such notice) of full and accurate particulars of the names and addresses of the individuals who control (whether directly or indirectly and through any number of vehicles or arrangements) the beneficial ownership of all the shares, interests, units or other measure of ownership of such body corporate, trust society, or other entity or association wherever the same shall be incorporated, registered or domiciled or wherever such individuals shall reside provided that if any stage of such chain of ownership the beneficial interest in any share shall be established to the satisfaction of the Directors to be in the ownership of any body corporate which is listed or quoted on any bona fide stock exchange, unlisted securities market or

over-the-counter securities market, it shall not be necessary to disclose details of the individuals ultimately controlling the beneficial interests in the shares of such body corporate.

(c) The Directors may, if they think fit, give notices under paragraphs (a) and (b) at the same time on the basis that the notice given pursuant to paragraph (b) shall be contingent upon disclosure of certain facts pursuant to a notice given pursuant to paragraph (a).

(d) The Directors may (before or after receipt of any written particulars under this Article) require any such particulars to be verified by statutory declaration.

(e) The Directors may serve any notice pursuant to the terms of this Article irrespective of whether or not the holder on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall in any way prejudice or affect any compliance not so waived whether by the holder concerned or any other joint holder of the share or by any person to whom a notice may be given at any time.

(f) For the purpose of establishing whether or not the terms of any notice served under this Article shall have been complied with the decision of the Directors in this regard shall be final and conclusive and shall bind all persons interested.

LIEN

15. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) called or payable at a fixed time in respect of that share but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien on a share shall extend to all dividends payable thereon.

16. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

17. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to

the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

18. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

19. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, and each member shall (subject to receiving, at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

20. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

21. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 20 per cent per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

23. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purpose of these regulations be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

24. The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the time of payment.

25. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) 15 per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

26. The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases, where the share is not fully paid, by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered on the register in respect thereof.

27. Subject to such of the restrictions of these articles as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

28. Title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with statutory regulations made from time to time under Section 239 of the Companies Act, 1990 or under any other regulations having similar effect. The Directors shall have the power to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall where appropriate be entitled to disapply all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates in order to give effect to, but in accordance with, the requirements of such regulations.

29. The Directors in their absolute discretion and without assigning any [reason][5] therefor may decline to register any transfer of a share which is not fully paid provided that such discretion shall not be exercised so as to prevent dealings in such shares from taking place on an open and proper basis.

30. The Directors may decline to recognise any instrument of transfer unless:-

(a) the instrument of transfer is accompanied by the certificate of the shares to which it relates, or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the instrument of transfer is in respect of one class of share only.

31. If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

32. The registration of transfers may be suspended at such times and for such period, not exceeding in the whole 30 days in each year, as the Directors may from to time determine.

TRANSMISSION OF SHARES

33. In the case of a death of a member, the survivor or survivors where the deceased was a joint holder, and the personal representatives of the deceased where he was a sole

[5] Text substituted by special resolution passed at Annual General Meeting held on 30 January 2006.

holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

34. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as herein provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the shares by that member before his death or bankruptcy, as the case may be.

35. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing, to that person a transfer of the share. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice of transfer were a transfer signed by that member.

36. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to the meetings of the Company, so, however, that the Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

37. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

38. The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

39. If the requirements of any such notice as aforesaid are not complied with any shares in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

40. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

42. A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claimed to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

43. The provisions of these regulations as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

44. The Company made by ordinary resolution convert any paid up shares into stock, and reconvert any stock into paid up shares of any denomination.

45. The holders of stock may transfer the same or any part thereof, in the same manner, and subject to the same regulations, as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit; and the Directors may from time to time fix the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each share from which the stock arose.

46. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company, and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an

amount of stock which would not, if existing in shares, have conferred that right, privilege or advantage.

47. Such of the articles of the Company as are applicable to paid up shares shall apply to stock, and the words **"share"** and **"shareholder"** therein shall include **"stock"** and **"stockholder"**.

ALTERATION OF CAPITAL

48. The Company may from time to time by ordinary resolution increase the authorised share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

49. The Company may be ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) subdivide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to Section 68(1)(d) of the Act;

(c) cancel any shares which, at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

50. The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised, and consent required, by law.

GENERAL MEETINGS

51. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next.

52. All general meetings other than annual general meetings shall be called extraordinary general meetings.

53. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition; or in default may be convened by such requisitionists, as provided in Section 132 of the Act.

NOTICE OF GENERAL MEETINGS

54. (a) Subject to Sections 133 and 141 of the Act, an annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least and a meeting of the Company (other than

an annual general meeting or a meeting for the passing of a special resolution) shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the day, the place and the hour of the meeting and, in the case of special business the general nature of that business and shall be given in manner authorised by these articles to such persons as are under these articles entitled to receive such notices from the Company.

(b) (i) A general meeting other than a meeting for the passing of a special resolution shall, notwithstanding that it is called by shorter notice than that hereinbefore specified, be deemed to have been duly called if it is so agreed by the auditors and by all the members entitled to attend and vote thereat.

(ii) A resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one days' notice has been given if it is so agreed by a majority in number of the members having the right to attend and vote at any such meeting being a majority together holding not less than ninety per cent in nominal value of the shares giving that right.

55. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

56. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the Directors and auditors, the election of directors in the place of those retiring, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors.

57. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Five members present in person or by proxy and entitled to vote shall be a quorum.

58. If within half-an-hour from the time appointed for a general meeting (or such longer interval as the chairman may think fit to allow) a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the chairman at the meeting may determine, and if at such adjourned meeting a quorum is not present within half-an-hour from the time appointed for the meeting, the meeting shall be dissolved except that if a meeting to consider a resolution or resolutions for the winding up of the Company and the appointment of a liquidator be adjourned for want of a quorum and if at such adjourned meeting such a quorum is not present within 30 minutes from

the time appointed for the adjourned meeting, any one or more members present in person or by proxy shall constitute a quorum for the purposes of considering and if thought fit passing such resolution or resolutions but no other business may be transacted.

59. The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he is not present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

60. If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

61. The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

62. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman; or

(b) by at least 5 members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn.

63. Except as provided in article 64, if a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

64. Where there is an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

65. A poll demanded on the election of the chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

66. Subject to any special rights or restrictions as to voting for the time being attached by or in accordance with these articles to any class of shares, on a show of hands every member present in person and every proxy shall have one vote, but so that no one member shall on a show of hands have more than one vote in respect of the aggregate number of shares of which he is the holder, and on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the holder.

67. When there are joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose, seniority shall be determined by the order in which the names stand in the register.

68. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court, and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll.

69. No member shall be entitled to vote at any general meeting unless any calls or other sums immediately payable by him in respect of shares in the Company have been paid.

70. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

71. Votes may be given either personally or by proxy.

72. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a body corporate,

either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company.

73. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be deposited at the office or at such other place in Ireland as is specified for that purpose in the notice convening the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or in the case of a poll, not less than 48 hours before the time appointed for the taking of the poll, and, in default, the instrument of proxy shall not be treated as valid.

74. An instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances permit:

IAWS GROUP, PUBLIC LIMITED COMPANY

I/We ....
of ....

Being (a) member(s) of the above company HEREBY APPOINT:

of or failing
him of or failing
him the chairman of the meeting to be my/our proxy to vote for me/us and on my/our behalf at the (annual or extraordinary, as the case may be) general meeting of the Company convened for the day of , 19 and at any adjournment thereof. I/We direct the proxy to vote for/against* the resolution to be proposed thereat.

Dated this day of , 19 .

Signature(s) ....

....

This instrument of proxy to be valid must be lodged at the registered office of the Company (or, at such other place as is specified for that purpose in the notice convening the meeting) not less than 48 hours before the time fixed for the meeting.

In the case of a corporation this instrument may be either under the Common Seal or under the hand of an officer or attorney authorised in that behalf.

.....[6]

* Strike out for or against. If you do not do so the proxy will vote or abstain as he thinks fit.

6 Text deleted by special resolution passed at Annual General Meeting held on 30 January 2006.

75. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

76. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, if no intimation in writing of such death, insanity, revocation or transfer as aforesaid is received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

RESTRICTION OF VOTING RIGHTS

77. (a) If at any time the Directors shall determine that a Specified Event (as hereinafter defined) shall have occurred in relation to any share or shares the Directors may serve a notice to such effect on the holder or holders thereof. Upon the service of any such notice (in these Articles referred to as a **"Restriction Notice"**) no holder or holders of the share or shares specified in such Restriction Notice shall, for so long as such Restriction Notice shall remain in force, be entitled to attend or vote at any general meeting, either personally or by proxy.

(b) A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than forty-eight hours, after the holder or holders concerned shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice served in consequence of a Specified Event within the meaning of article 77(f)(ii) shall cease to have effect not later than seven days after the earlier of due compliance to the satisfaction of the Directors, by the holder or the holders of the share or shares to which the Restriction Notice applies with all or any of the terms of any notice or notices given to him or them under Article 14 or the receipt by the Company of notice that the share or shares to which the Restriction Notice applies has or have been sold to a bona fide unconnected third party. A Restriction Notice shall automatically cease to have effect in respect of any share transferred upon the registration of the relevant transfer provided that a Restriction Notice shall not cease to have effect in respect of any transfer where no change in the beneficial ownership of the share shall occur and for this purpose it shall be assumed that no such change has occurred where a transfer form in respect of the share is presented for registration having been stamped at a reduced rate of stamp duty by virtue of the transferor claiming to be entitled to such reduced rate as a result of the transfer being one where no beneficial interest passes.

(c) The Directors shall cause a notation to be made in the register against the name of any holder or holders in respect of whom a Restriction Notice shall have been served indicating the number of shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.

(d) Any determination of the Directors and any notice served by them pursuant to the provisions of this Article shall be conclusive as against the holder or holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

(e) If, while any Restriction Notice shall remain in force in respect of any holder or holders of any shares, such holder or holders shall be issued any further shares as a result of such holder or holders not renouncing any allotment of shares made to him or them pursuant to a capitalisation issue under Articles 135 and 136, the Restriction Notice shall be deemed also to apply to such holder or holders in respect of such further shares on the same terms and conditions as were applicable to the said holder or holders immediately prior to such issue of further shares.

(f) For the purpose of these Articles the expression **"Specified Event"** in relation to any share shall mean either of the following events:-

(i) the failure by the holder or holders thereof to pay any call or instalment of a call in the manner and at the time appointed for payment thereof; or

(ii) the failure by the holder thereof or any of the holders thereof to comply, to the satisfaction of the Directors, with all or any of the terms of Article 14 in respect of any notice or notices given to him or any of them thereunder.

BODIES CORPORATE AND SOCIETIES ACTING BY REPRESENTATIVES AT MEETINGS

78. Any body corporate or society which is a member of the Company may by resolution of its directors or other governing body authorise such persons as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company.

DIRECTORS

79. The number of Directors shall not be less than five nor more than fifteen. The Company may by ordinary resolution from time to time vary the minimum number and likewise may by ordinary resolution fix and from time to time vary the maximum number of Directors.

80. The remuneration of the Directors shall from time to time be determined by an ordinary resolution of the Company and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled to rank in such division for a proportion of the remuneration related to the period during which he has

held office. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

81. If any Director shall be called upon to perform extra services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may remunerate such Director either by a fixed sum or by a percentage of profits or otherwise as may be determined by a resolution passed at a meeting of the Directors and such remuneration may be either in addition to or in substitution for any other remuneration to which he may be entitled as a Director.

82. A shareholding qualification for Directors may be fixed by the Company in general meeting and, unless and until so fixed, no qualification shall be required. A director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

83. Unless the Company otherwise directs a Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer, of, or from his interest in, such other company.

BORROWING POWERS

84. The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party without any limitation as to the amount.

POWERS AND DUTIES OF THE DIRECTORS

85. The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Acts or by these articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these articles, to the provisions of the Acts and to such directions, being not inconsistent with the aforesaid articles or provisions, as may be given by the Company in general meeting; but no direction given by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

86. The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body or persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and

subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

87. The Company may exercise the powers conferred by Section 41 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

88. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with Section 194 of the Act.

89. (1) Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any interest of any person who is connected with the Director within the meaning of Section 26 of the Companies Act, 1990) is a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution from which he is debarred from voting.

(2) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolutions concerning any of the following matters, namely:

(a) The giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries.

(b) The giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security.

(c) Any proposal concerning an offer of shares or debentures or other securities of or by the Company for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof.

(d) Any proposal concerning any other company in which he does not have an interest in shares (as that term is used in Chapter 2 Part IV of the Companies Act, 1990) representing 1% or more of the issued shares of any class of the equity share capital of such a company (or any third company through which his interest is derived) or the voting rights available to members of the relevant companies (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances).

(e) Any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit in a manner similar to the benefits awarded to other employees to whom the scheme relates or which has been approved by or is subject to and conditional upon approval by the Revenue Commissioners for taxation purposes.

(3) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employment of the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under paragraph (2)(d) of this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(4) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and if such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Directors shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned has not been fairly disclosed.

(5) The Company may by Ordinary Resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

90. A Director may hold and be remunerated in respect of any other office or place of profit under the Company or any other company in which the Company may be interested (other than the office of auditor of the Company or any other Company in the group) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting or being interested, directly or indirectly, in any contract or arrangement with the Company or any such other company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise nor shall any Director so contracting or being so interested be liable to account to the Company for any profits and advantages accruing to him from any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

91. The Directors may exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as they think fit and in particular they may exercise their voting powers in favour of any resolution appointing the Directors or any of them as directors or officers of such other company or providing for the payment of remuneration or pensions to the Directors or officers of such other company.

92. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, but nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

93. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

94. The Directors shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c) of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

95. The Directors may procure the establishment and maintenance of or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary of the Company or of the predecessor in business of the Company or any such subsidiary or holding Company and the wives, widows, families, relatives or dependants of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other Company as aforesaid, or its members, and payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Provided that any Director shall be entitled to retain any benefit received by him hereunder, subject only, where the Acts require, to disclose to the members and the approval of the Company in general meeting.

DISQUALIFICATION OF DIRECTORS

96.[7] The office of the Director shall be vacated ipso facto if the Director:

(a) ceases to be a Director by virtue of section 180 of the Act; or

[7] This Article (as originally adopted in 1998) reinstated by special resolution passed at the annual general meeting held on 30 January 2006.

(b) is adjudged bankrupt in Ireland or in Northern Ireland or in Great Britain or makes any arrangement or composition with his creditors generally; or

(c) becomes prohibited from being a Director by reason of any order made under section 184 of the Act; or

(d) in the State or elsewhere has an order made by the Court claiming jurisdiction in that behalf on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatsoever name called) to exercise powers with respect to his property or affairs; or

(e) resigns his office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

(f) is convicted of any indictable offence other than an offence under the Road Traffic Act, 1961 (as amended) unless the Directors otherwise determine; or

(g) is removed from office under article [104][8].

(h) if for more than 6 months is absent without permission of the Directors from meetings of the Director held during that period.

(i) being a Director of Irish Agricultural Wholesale Society Limited ceases to be a Director thereof

ROTATION AND APPOINTMENT OF DIRECTORS

[97. (a) At each annual general meeting of the Company, each non- executive Director who, as of the date for which the meeting has been convened, will have been continuously in office as Director of the Company for nine years or more ("a nine-year Director"), shall retire from office.

(b) At each annual general meeting of the Company, one-third of the Directors other than nine-year Directors or, if their number is not three or a multiple of three, the number nearest to one-third, shall retire from office.

(c) A Director retiring at a meeting shall retain office until the earlier of *(i)* the conclusion of the meeting and *(ii)* the adjournment of the meeting to another day.

(d) Subject to Article 103, every Director whether or not holding the office of Chairman, Deputy Chairman or Managing Director or other executive office shall be subject to retirement in accordance with paragraph (a) or (b) of this Article, as the case may be, and (other than a nine-year Director) shall be taken into account in determining the number of Directors to retire under paragraph (b) of this Article.

---

[8] Text substituted by special resolution passed at the annual general meeting held on 30 January 2006.

(c) The Directors to retire by rotation under paragraph (b) of this Article shall on each occasion (both as to number and identity) be determined by the composition of the Board (excluding nine-year Directors) on the date of the notice convening the annual general meeting.

98. Subject to Articles 102 and 103, the Directors to retire by rotation under Article 97 (b) shall be those who have been longest in office since their last appointment or reappointment but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.][9]

99. A retiring Director shall be eligible for re-election.

100. The Company, at the meeting at which a Director retires in manner aforesaid, may fill the vacated office by electing a person thereto, and in default the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such Director has been put to the meeting and lost.

101. No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless not less than seven days and not more that forty-two days before the day appointed for the meeting there shall have been left at the office notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected.

[102. The Company may from time to time by ordinary resolution increase or reduce the number of Directors and for the purposes of Article 97(b) may also determine in what rotation the increased or reduced number is to go out of office.

103. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation in accordance with Article 97(b) at such meeting.][10]

104. The Company may, by ordinary resolution, of which extended notice has been given in accordance with Section 142 of the Act, remove any Director before the expiration of his period of office notwithstanding anything in these regulations or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

---

9 Text substituted by special resolution passed at the annual general meeting held on 30 January 2006.

10 Text substituted by special resolution passed at the annual general meeting held on 30 January 2006.

105. The Company may, by ordinary resolution, appoint another person in place of a Director removed from office under article 104 and without prejudice to the powers of the Directors under article 103 the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

PROCEEDINGS OF DIRECTORS

106. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they may think fit. The quorum necessary for the transaction of the business of the Directors shall be two or such higher number as may be fixed by the Directors. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a casting vote.

107. The Secretary on the requisition of any two Directors of the Company shall, at any time summon a meeting of the Directors.

108. The Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number of summoning a general meeting of the Company but for no other purpose.

109. The Directors may elect a chairman and vice-chairman of their meetings and determine the period for which each is to hold office. If at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the vice-chairman, if present, shall be chairman of such meeting. If neither the chairman nor the vice-chairman is present within the said time, the Directors present may choose one of their number to be chairman of the meeting.

110. The Directors may delegate any of their powers to committees consisting of such member or members of the board as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors, and the provisions of articles 106 and 107 hereof shall apply mutatis mutandis to the meetings of committees.

111. A committee may elect a chairman of its meetings if no such chairman is elected or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same the members present may choose one of their number to be chairman of the meeting.

112. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as

aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

113. Notwithstanding anything in these articles or in the Acts which might be construed as providing to the contrary notice of every meeting of the Directors shall be given to all Directors including those for the time being or from time to time absent from Ireland.

114. A resolution in writing signed by all the Directors shall be as effective as if it had been duly passed at a meeting of the Directors. Any such resolution may consist of several documents in the like form, each signed by one or, more of the Directors.

MANAGING DIRECTOR

115. The Directors may from time to time appoint one or more of themselves to the office of managing director for such period and on such terms as to remuneration and otherwise as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. ......[11] The appointment of such managing director shall be automatically determined if he ceases from any cause to be a Director (without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company).

116. A managing director shall receive such remuneration whether by way of salary, commission or participation in the profits, or partly in one way and partly in another, as the Directors may determine.

117. The Directors may entrust to and confer upon a managing director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

SECRETARY

118. The Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may be removed by them.

119. A provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

THE SEAL

120. (a) The seal shall be used only by the authority of the Directors or of a committee of Directors authorised by the Directors in that behalf, and every instrument of which the seal shall be affixed shall be signed by a Director and shall be counter-signed by the Secretary or by a second Director or by some other person appointed by the Directors for that purpose.

[11] Text deleted by special resolution passed the Annual General Meeting held on 30 January 2006.

(b) Every certificate of title of shares, stocks, debenture stock or any other security of the Company (other than letters of allotment) shall be issued tinder the seal or under the official seal kept by the Company by virtue of Section 3 of the Companies (Amendment) Act, 1977 and shall be signed auto graphically by at least two persons appointed by the Directors for the purpose so that the Directors may by resolution determine either generally or in any particular case that the signature of any such appointed person may be affixed by some mechanical means to be specified in such resolution or that such certificate shall bear no signatures provided that the method is used only for certificates which have first been approved for sealing by the Secretary or registrar of the Company in writing

DIVIDENDS AND RESERVE

121. The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors.

......[12]

122[13]. The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

123[14]. No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of Part IV of the Companies (Amendment) Act, 1983.

124[15]. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

125[16]. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any

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[12] Old Article 122 Deleted by Special Resolution passed at the Annual General Meeting held on 30 January 2006, with consequential renumbering of Articles.

[13] Renumbered further to deletion of former Article 122 pursuant to special resolution passed at the Annual General Meeting held on 30 January 2006.

[14] Renumbered, ibid.

[15] Renumbered, ibid.

[16] Renumbered, ibid.

share is issued on terms providing that it shall rank for dividend as from a particular date, such share rank for dividend accordingly.

126[17]. The Directors may from time to time at their discretion, subject to the provision of the Acts and, in particular, to their being authorised pursuant to Section 20 of the Companies (Amendment) Act, 1983 to allot the relevant shares, offer to the holders of Ordinary Shares the right to elect to receive in lieu of any dividend or proposed dividend or part thereof an allotment of additional Ordinary Shares credited as fully paid. In any such case the following provisions shall apply:

(i) The relevant value of entitlement of each holder of shares in the Company to additional shares instead of cash shall, subject to subparagraph (v) below, be such that the relevant value of the entitlement shall be, as nearly as may be considered convenient in the Directors absolute discretion, equal to and may, if the Directors consider it appropriate, be greater than the cash amount (disregarding any tax credits) of the dividend in respect of which election is made by such holder. For this purpose, **"relevant value"** shall be calculated by reference to the average value of the amounts resulting from determining (a), (b) or (c) below for the shares on any recognised stock exchange, selected by the Directors from time to time, on which the shares are quoted, as derived from the daily official list of any such stock exchange, or any similar publication, on the day on which the shares are first quoted "ex" the relevant dividend and the four subsequent dealing days but adjusted as the Auditors may consider appropriate or par whichever is greater or in such other manner as may be determined by the Directors on such basis as they consider fair and reasonable,

(a) if more than one dealing is reported for the day, the average of the prices at which dealing took place; or

(b) if only one dealing is reported for the day, the price at which that dealing took place; or

(c) if no dealings are reported for the day, the average of the closing bid and offer prices for the day;

and if, on any such day, there are not both offer and bid prices reported, that day shall not count as one of the five business days considered for the purpose of calculating the relevant value.

(ii) The Directors shall give notice in writing to holders of Ordinary Shares of the right of election offered to them and shall send, with or following such notice, forms of election and specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective. The Directors may also give holders in the same or other forms the opportunity to elect in advance to receive new Ordinary Shares instead of dividends in respect of future dividends not yet

[17] Renumbered, ibid.

declared (and, therefore, in respect of which the basis of allotment shall not yet have been determined).

(iii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which the right of election as aforesaid has been duly exercised (the **"Subject Ordinary Shares"**) and in lieu thereof additional Ordinary Shares (but not any fraction of a share) shall be allotted to the holders of the Subject Ordinary Shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the Company's reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the Subject Ordinary Shares on such basis. A resolution of the Directors capitalising any part of the reserves or profits herein before mentioned shall have the same effect as if such capitalisation had been declared by resolution passed at a general meeting of the Company in accordance with Article 135.

(iv) The additional Ordinary Shares allotted pursuant to this Article shall rank pari passu in all respects with the fully-paid Ordinary Shares of the Company then in issue save only as regards participation in the relevant dividend or share election in lieu.

(v) The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation with absolute discretion to the Directors to make such provisions as they think fit to ensure that no fractional entitlements of shares become distributable (including provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of fractional entitlements accrues to the Company rather than to the holders concerned).

(vi) The Directors may from time to time establish or vary a procedure for election mandates under which a holder of shares may elect to receive additional ordinary shares credited as fully paid instead of cash in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined) offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(vii) The Directors may undertake and do such acts and things as they necessary or expedient for the purpose of giving effect to the provisions of this Article. The Directors, may in their absolute discretion if it shall in their opinion seem expedient , suspend or terminate (whether temporarily or otherwise) such right to elect, and may do such acts and thing considered necessary or expedient with regard to, or in order to effect any such suspension or termination;

(viii) Notwithstanding the foregoing the Directors may at any time prior to payment of the relevant dividend determine that the dividend shall be payable wholly in cash and if they so determine then all elections made shall be disregarded. The relevant dividend shall be payable wholly in cash if the Ordinary Shares of the Company cease to be listed on that particular stock exchange selected by the Directors, pursuant to subparagraph (1) above, at any time prior to the due date of issue of the additional shares or if such listing is suspended and not reinstated by the date immediately preceding the due date of such issue,

(ix) Notwithstanding anything to the contrary in this Article the Directors may make such exclusions from any offer of rights of election to holders of shares as they think fit in the light of any legal or practical problems under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction and may in particular, on any occasion, determine that rights of election shall not be offered to any holders of shares who are citizens or residents of any territory where the making or publication of an offer of rights of election and any exercise of rights of election or any purported acceptance of rights of election would or might be unlawful and in such event the provisions aforesaid shall be read and construed subject to such determination.

(x) The Directors are generally and unconditionally authorised for the purposes of this Article [126][18] to exercise all the powers of the Company to allot and issue relevant securities (as defined by Section 20 Companies (Amendment) Act 1983) up to an amount equal to the authorised but unissued share capital of the Company and to allot and issue any Shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act 1990 and held as treasury shares (as defined therein). The authority hereby conferred shall expire at the close of business on the fifth anniversary of the passing of the special resolution adopting this Article unless previously renewed, varied or revoked by the Company in general meeting provided, however, that the Company may make an offer or agreement before the expiry of this authority which would or might require any such securities to be allotted or issued after this authority has expired and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

(xi) The Directors are empowered pursuant to Section 24 Companies (Amendment) Act 1983, to allot equity securities (as defined by Section 23 Companies (Amendment) Act 1983) pursuant to this Article [126][19], as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the powers conferred by this sub-clause shall be limited to the allotment of equity securities (including without limitation, any shares purchased by the Company pursuant to the provisions of Part XI Companies Act 1990 and held as treasury shares, as defined therein) in connection with

---

18 Text substituted by special resolution passed at Annual General Meeting held on 30 January 2006.

19 Text substituted by special resolution passed at Annual General Meeting held on 30 January 2006.

the operation of the scrip dividend scheme contained in this Article [126][20] and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or requirements of, any recognised body or stock exchange in any territory, The powers contained in this sub-clause (xi) shall expire at the close of business on the fifth anniversary of the date of the passing of the special resolution amending the Articles of Association of the Company by the insertion of this Article [126][21] unless such power shall be renewed in accordance with and subject to the provisions of the said Section 24, the Company may before such expiry make in offer or agreement which would or might require any such securities to be allotted after such expiry and the Directors may allot any such securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

127[22]. The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

128[23]. Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distributions of specific assets and in particular of paid up shares, debentures or debenture stocks of any other Company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees, as may seem expedient to the Directors.

129[24]. Any dividend, interest or other moneys payable in cash in respect of any shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, where there are joint holders, to the registered address of that one of the joint holders who is first named on the register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders.

130[25]. No dividend shall bear interest against the Company

ACCOUNTS

131[26]. The Directors shall cause proper books of account to be kept relating to:-

---

[20] Text substituted by special resolution passed at Annual General Meeting held on 30 January 2006.
[21] Text substituted by special resolution passed at Annual General Meeting held on 30 January 2006.
[22] Renumbered, ibid.
[23] Renumbered, ibid.
[24] Renumbered, ibid.
[25] Renumbered, ibid.

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place, and

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

132[27]. The books of account shall be kept at the office, or, subject to section 147 of the Act, at such other place as the Directors think fit, and shall at all reasonable times be open to the inspection of the Directors.

133[28]. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

134[29]. The Directors shall from time to time, in accordance with Sections 148, 150, 157 and 158 of the Act, cause to be prepared and to be laid before the Annual General Meeting of the Company such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before the Annual General Meeting of the Company.

135[30]. A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Annual General Meeting of the Company together with a copy of the Director's report and auditor's report shall, not less than twenty-one days before the date of the Annual General Meetings, be sent to every person entitled under the provisions of the Acts to receive them.

CAPITALISATION OF PROFITS

136[31]. The Company in general meeting may upon the recommendation of the Directors resolve that any sum for the time being standing to the credit of any of the Company's reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account be capitalised and applied on behalf of the members who would have been entitled to receive the same if the same had been distributed by way of dividend and in the same proportions either in or towards

26 Renumbered, ibid.
27 Renumbered, ibid.
28 Renumbered, ibid.
29 Renumbered, ibid.
30 Renumbered, ibid.
31 Renumbered, ibid.

paying up amounts for the time being unpaid on any shares held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to the sum capitalised (such shares or debentures to be allotted and distributed credited as fully paid-up to and amongst such holders in the proportions aforesaid) or partly in one way and partly in another, so, however, that the only purposes for which sums standing to the credit of the capital redemption reserve fund or the share premium account shall be applied shall be those permitted by sections 62 and 64 of the Act.

137[32]. Whenever a resolution shall have been passed pursuant to article [136][33], the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provision as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale amongst the members otherwise entitled to such fractions in due proportions) and also to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively credited as fully paid up of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such members.

AUDIT

138[34]. Auditors shall be appointed and their duties regulated in accordance with sections 160 and 163 of the Act or any statutory amendment thereof.

NOTICES

139[35]. A notice may be given by the Company to any member either personally or by sending it by post to him to his registered address. Where a notice is sent by post, service of the notice shall be deemed to be effective by properly addressing prepaying and posting a letter containing the notice and to have been effected in the case of the notice of a meeting at the expiration of 24 hours after the letter containing the same is posted, and in any other case at that time at which the letter would be delivered in the ordinary course of post.

[140.[36] (a) Notice of a meeting of members or class of members or any other document or information (whether or not required by law to be furnished) may be given by

---

32 Renumbered, ibid.

33 Text substituted by special resolution passed at Annual General Meeting held on 30 January 2006.

34 Renumbered, ibid.

35 Renumbered, ibid.

36 New Article 140 inserted by special resolution passed at the Annual General Meeting held on 30 January 2006.

the Company using electronic communications to such address as may for the time being be notified to the Company for that purpose by a person entitled to such notice or such other document or information. (Such notification by the person to the Company may, for the avoidance of doubt, be made by an electronic communication by or on behalf of that person.) An address shall include an e-mail address or fax number as the Directors may from time to time decide. In such event the notice shall be deemed signed if the name of the signatory is stated with the words "Signed" before that word.

(b) Without affecting paragraph (a), a notice in writing of a meeting and any such other document or information shall be deemed to have been given to a person where:

(i) the Company and that person have agreed (which agreement may, for the avoidance of doubt be made and / or evidenced by an electronic communication by or on behalf of the person) that notices of meetings and any such other document or information required to be given to that person may instead be accessed by him on a web site;

(ii) in the case of a meeting, the meeting is a meeting or of a class of meetings to which that agreement applies;

(iii) that person is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(A) the publication of the notice or such other document or information on a web site;

(B) the address of that web site; and

(C) the place on that web site where the notice may be accessed, and how it may be accessed; and

(iv) the notice or, as the case may be, such other document or information continues to be published on that web site, in the case of a notice of meeting throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting and in any other case for a period of not less than one month from the date of the notification;

and for the purposes of this Article a notice or such other document or information treated in accordance with this Article as given to any person is to be treated as so given at the time of the notification mentioned in subparagraph (iii). In such event the notice or such other document or information shall be deemed signed if the name of the signatory is stated with the words "Signed" before that word.

(c) A notification of a notice of a meeting given for the purposes of subparagraph (b)(iii) of this Article must:

(i) state that it concerns a notice of a company meeting served in accordance with the Articles,

(ii) specify the place, date and time of the meeting, and

(iii) state whether the meeting is to be an annual or extraordinary general meeting.

(d) This Article shall be treated as being complied with, and, in the case of a meeting, nothing in paragraph (b) shall invalidate the proceedings of a meeting where:

(i) any notice or other document or information that is required to be published as mentioned in subparagraph (b)(iv) of this Article is published for a part, but not all, of the period mentioned in that paragraph; and

(ii) the failure to publish that notice or other document or information throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(e) The appointment of a proxy may, subject to the Directors so approving such appointment in the case of any particular meeting, notwithstanding any other provision of these Articles, be contained in an electronic communication:

(i) in a form specified by the Directors from time to time;

(ii) executed with such electronic signature as may be specified by the Directors from time to time; and

(iii) sent to such address as may be notified by the Directors for that purpose from time to time;

and provided that the Directors shall not be obliged so to approve in any particular case.]

141. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holders first named in the register in respect of the share.

142. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name or by title of representatives of the deceased or official assignee in bankruptcy or by any like description at the address supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

143. Notice of every general meeting shall be given in any manner hereinbefore authorised to:-

(a) every member; and

(b) every person upon whom the ownership of a share devolves by reason of his being a personal representative or the official assignee in bankruptcy of a member, where the member but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c) the auditor for the time being of the Company.

No other person shall be entitled to receive notices of general meetings.

WINDING UP

144. If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Acts, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

145. Every Director, managing director, agent, auditor, Secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in relation to his acts while acting in such office, in which judgment is given in his favour or in which he is acquitted or in connection with any application under section 391 of the Act in which relief is granted to him by the court.

End of Articles

coform

Companies Registration Office

Special Resolution Companies Acts, 1963 to 2001 Registration fee stamp to be affixed above

This form must be typewritten

Company Number

132287

G1 (16)

Section 141 of the Companies Act, 1963

FEE PAID IN FULL RECEIPT No.

03 JAN 2007 4 9 7 3263

COMPANIES REGISTRATION OFFICE

Company Name *in full*

IAWS GROUP, plc.

AT AN ~~EXTRAORDINARY~~ ANNUAL GENERAL MEETING of the members of the said company duly convened and held at

The Westin Hotel, Dublin 2

On the

Day 4 Month 12 Year 2006

The following Special resolution(s) was / were duly passed.

See attached.

C.R.O.

21 DEC 2006

I hereby certify that the above particulars are correct ☐ Director ☒ Company Secretary

Signature Date

Name *Block letters please*

ALAN LOWTHER

Presenter's Name	Address
CLIONA KELLY	151 THOMAS STREET
IAWS GROUP, PLC	DUBLIN 8
Telephone 01 6121200	Reference AL/CK

IAWS GROUP, PLC

SPECIAL RESOLUTIONS

PASSED AT THE ANNUAL GENERAL MEETING
duly convened and held held at The Westin Hotel, College Green, Dublin 2,
on Monday 4 December 2006 at 11.00 a.m.

"That:

(a) the adoption by the Directors of the IAWS Group, plc Long Term Incentive Plan 2006 ("the LTIP"), substantially in the form described in Appendix 2 to the letter to shareholders dated 1 November 2006, as an employee share scheme of the Company be approved and (i) that the Directors be authorised (A) to do all acts and things necessary to carry the LTIP into effect (including the adoption of any amendments as may be agreed with or required by the Revenue Commissioners) and (B) to establish sub-schemes based on the LTIP, including sub-schemes modified to take account of any local tax, exchange control or securities laws in overseas territories provided that any awards made available under such sub-schemes are treated as counting against any limits on individual or overall participation in the LTIP, and (ii) that the implementation and operation of the LTIP and sub-schemes as aforesaid be and are hereby approved and affirmed for the purposes of section 29 of the Companies Act 1990 and all and any rules of law;

(b) so as to facilitate the foregoing:

(i) that the authorised share capital of the Company be:

(A) reduced from €86,400,000, divided into 228,000,000 Ordinary Shares of €0.30 each and 15,000,000 8.5% Cumulative Redeemable Convertible Preference Shares of €1.20 each, to €68,400,000 divided into 228,000,000 Ordinary Shares of €0.30 each by the cancellation of the 15,000,000 8.5% Cumulative Redeemable Convertible Preference Shares of €1.20 each, which have not been taken up or agreed to be taken up by any person; and

(B) increased by the addition thereto of €4,500,000 divided into 15,000,000 new Deferred Convertible Ordinary Shares of €0.30 each having the rights set out in subparagraph (ii);

(ii) that the Articles of Association of the Company be amended by the insertion of the following Article in substitution for the existing Article 3 of the Articles of Association:

"(a) The share capital of the Company is €72,900,000 divided into 228,000,000 Ordinary Shares of €0.30 each and 15,000,000 Deferred Convertible Ordinary Shares of €0.30 each ("Convertible Shares"). All shares rank pari passu save as provided in this Article.

(b) The Convertible Shares shall have no rights to dividend, attendance or voting at general meetings of the Company.

(c) The Convertible Shares may be issued as redeemable at the option of the Company.

(d) The Convertible Shares shall convert to Ordinary Shares on a one-for-one basis by resolution to convert passed by the Directors when satisfied that the conversion criteria applying and imposed upon allotment of the Convertible Shares have been satisfied, which conditions may include the payment by the holder thereof of a conversion premium."

"That, subject to the passing of Resolution No. 7 before this meeting, for the purposes of Section 24(1) of the Companies (Amendment) Act 1983, the Directors be and are hereby empowered to allot equity securities for cash pursuant to and in accordance with Article 7(d) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company after the passing of this Resolution or 4 March 2008 unless previously revoked or renewed in accordance with the provisions of the Companies (Amendment) Act 1983 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted or issued after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power hereby conferred had not expired."

"That the Company and/or any subsidiary (being a body corporate as referred to in the European Communities (Public Limited Companies: Subsidiaries) Regulations, 1997) of the Company be and they are hereby generally authorised to make market purchases (as defined by Section 212 of the Companies Act 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act 1990 and the restrictions and provisions set out in Article 4 (iii) of the Articles of Association of the Company.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company after the passing of this Resolution or 4 June 2008 unless previously revoked or renewed in accordance with the provisions of the Companies Act 1990."

"That the reissue price range at which any treasury shares (as defined by Section 209 of the Companies Act 1990) for the time being held by the Company may be reissued off market shall be the price range set out in Article 4(iv) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company after the passing of this Resolution or 4 June 2008 unless previously revoked or renewed in accordance with the provisions of the Companies Act 1990."

"That the Annual General Meeting convened for 4 December 2006, to the extent necessary, be and is hereby affirmed as the annual general meeting in respect of the financial year ended 31 July 2006 for all purposes of the Articles of Association and law, and that the Articles of Association be construed accordingly."

CROform

Companies Registration Office

Ordinary Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above.

This form must be typewritten

Company Number

132287

FEE PAID / RECEIPT IN FULL NO.

03 JAN 2007 4 9 7

3268

COMPANIES REGISTRATION OFFICE

G2

(16A)

Company Name *in full*

IAWS GROUP, plc

ANNUAL

AT AN ~~EXTRAORDINARY~~ GENERAL MEETING of the members of the said company, duly convened and held at

The Westin Hotel, Dublin 2

On the

Day 4 Month 12 Year 2006

The following Ordinary resolution(s) was / were duly passed.

See attached.

I hereby certify that the above particulars are correct. [ ] Director [x] Company Secretary

Signature

Date

C.R.O.

21 DEC 2006

Name *Block letters please*

ALAN LOWTHER

Presenter's Name

CLIONA KELLY

IAWS GROUP, plc

Address

151 THOMAS STREET

DUBLIN 8

Telephone 01 6121200

Reference AL/CK

IAWS GROUP, PLC

ORDINARY RESOLUTION

PASSED AT THE ANNUAL GENERAL MEETING
duly convened and held held at The Westin Hotel, College Green, Dublin 2,
on Monday 4 December 2006 at 11.00 a.m.

That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities within the meaning of Section 20 of the Companies (Amendment) Act 1983, ("the 1983 Act") provided that:

(a) the maximum amount of relevant securities which may be allotted under the authority hereby conferred shall be shares with an aggregate nominal value equivalent to one third of the nominal value of the issued share capital of the Company at the date of passing of this resolution;

(b) the authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company after the passing of this resolution or 4 March 2008 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted or issued after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority hereby conferred had not expired..

22 JAN 2007 5 0 0 28 11

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 9

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) notes one and two — made on 02/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ann Quinlivan Bradley Mill House Wylam Northumberland NE41 8JD	Ordinary shares of €0.30 each	15,000

Presenter's Name: CLIONA KELLY, IAWS GROUP, plc

Address: 151 THOMAS STREET, DUBLIN 8

Telephone 01 6121200

Reference AL/CK

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	ORDINARY	0.30	7.95	39,750.00
10,000	ORDINARY	0.30	9.15	91,500.00

Denomination

Conversion rate, if any

Total value of consideration € 131,250.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

Director ☐ Company Secretary ☑

Signature [signature]

Date 2 January 2007

Name *Block letters please*

ALAN LOWTHER

coform

22 JAN 2007 5 0 0 2812

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 05/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Tom Tynan Glenomnena Park Booterstown Blackrock, Co. Dublin	Ordinary shares of €0.30 each	7,000

Presenter's Name	Address
Clíona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8

Telephone 01 6121200 Reference al/ck

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
7,000	Ordinary	0.30	9.15	64,050.00

Denomination ______________

Conversion rate, if any ______________

Total value of consideration € 64,050.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______________

Conversion rate, if any ______________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 5 JANUARY 2007

Name *Block letters please*

ALAN LOWTHER

coform

22 JAN 2007 5 0 0

25615

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

~~151 Thomas Street, Dublin 8~~

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 08/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Lisa Gough Hixon Staffordshire ST18 0FB	Ordinary	3,000

Presenter's Name: Cliona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	7.95	23,850.00

Denomination

Conversion rate, if any

Total value of consideration € 23,850.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 03/04/07

Name *Block letters please*

PAT MORRISSEY

ccform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

FEE PAID IN FULL | RECEIPT No.
23 JAN 2007 5 0 0
3985
COMPANIES REGISTRATION OF.

Company Name *in full*

IAWS GROUP plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on 02/01/2007

or made from ______ to ______

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ann Quinlivan Bradley Mill House Wylam Northumberland NE41 8JD	Ordinary shares of €0.30 each	15,000

C.R.O.
22 JAN 2007

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8
Telephone 01 6121200	Reference al/ck

coform

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓] — Complete Section C
Non-Cash [ ] — Complete Section D
Both Cash and Non-Cash [ ] — Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	7.95	39,750.00
10,000	Ordinary	0.30	9.15	91,500.00

Denomination

Conversion rate, if any

Total value of consideration: € 131,250.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

Director [ ] Company Secretary [✓]

Signature [signature]

Date 02/01/07

Name *Block letters please*
ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

FEE PAID IN FULL | RECEIPT No.
23 JAN 2007 5 0/0 3988
COMPANIES REGISTRATION OFFICE

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 05/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Tom Tynan Glenomena Park Booterstown Blackrock, Co. Dublin	Ordinary shares of €0.30 each	7,000

C.R.O.
22 JAN 2007

Presenter's Name: Cliona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
7,000	Ordinary	0.30	9.15	64,050.00

Denomination

Conversion rate, if any

Total value of consideration € 64,050.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature] Date 05/01/07

Name *Block letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5 Euro

The return must be delivered within one month after

FEE PAID IN FULL RECEIPT No.
23 JAN 2007 5 0 0
3990
COMPANIES REGISTRATION OFFICE

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office

151 Thomas Street, Dublin 8

Date of allotment(s) *notes one and two* made on 08/01/2007

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Lisa Gough 19 Sycamore Drive Hixon Staffordshire, ST18 0PB	Ordinary shares of €0.30 each	3,000

C. R. O.
22 JAN 2007

Presenter's Name: Cliona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference al/ck

ccform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(*l*) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	7.95	23,850.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 23,850.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 08/01/07

Name *Block letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office

FEE PAID IN FULL | RECEIPT No.

23 JAN 2007 5 0 0

29014

COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
151 Thomas Street, Dublin 8

Date of allotment(s) *notes one and two* made on 18/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Denis Lynch 5 Obelisk Avenue St. Augustines Park Blackrock, Co. Dublin	Ordinary	10,000

C.R.O.
22 JAN 2007

Presenter's Name: Cliona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference al/ck

croform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.30	9.15	91,500.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 91,500.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date

Name *Block letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5 Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

Effective centre of management if outside the State

FEE PAID IN FULL | RECEIPT No.
27 JAN 2007 501 2030
COMPANIES REGISTRATION OFFICE

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* — made on 23/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Peadar Kearney Edenmore Old Bray Road Foxrock, Dublin 18	Ordinary	20,000

C.R.O.
26 JAN 2007

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone: 01 6121200

Reference: al/ck

coform

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.30	7.95	79,500.00
10,000	Ordinary	0.30	9.15	91,500.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 171,000.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 23 January 2007

Name. *Block letters please*

ALAN LOWTHER

coform

Companies Registration Office

Annual Return

Section 125 to 126, Companies Act 1963
Section 7 Companies (Ammendment) Act 1986
Section 26 Electoral Act 1997
Section 43, 44 Companies (Ammendment)(No. 2) Act 1999
Section 107 Company law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

Companies Acts, 1963 to 2003

☐ Bond is attached

B1 (version 4)

Company Number
132287

Company Name *in full* Limited

IAWS GROUP plc

Return made up to 30 day of JANUARY the year 2007

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for the next year? Yes No

Financial year from 01/08/2005 to 31/07/2006

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return ☐

Address of registered Office

151 Thomas Street
Dublin 8
IRELAND

Other addresses

Address

151 Thomas Street
Dublin 8
IRELAND

Register(s)/documents held at this address

Register of members address

Secretary

Surname: Lowther
Forename: Alan
Residential address

Former surname:
Former forename:

95 Avondale Road

Killiney Co Dublin
IRELAND

Donations for Political Purposes

Name of person or political party to whom donation was made	Value of donation

Presenter Details

Name
Cliona Kelly

Address
IAWS Group plc
151 Thomas Street
Dublin 8

Telephone Number
01 6121200

Reference
6170

Authorised share capital

Total 68400000.00 EUR made up as follows:

Class	Number of shares	Nominal Value Per Share €/_
ORDINARY	228000000	0.30 EUR

Issued share capital

Total 37958380.50 EUR made up as follows:

Paid up on shares issued for cash	37958380.50 EUR
Considered paid on other shares	0.00 EUR
Total standing to credit of Capital Conversion Reserve Fund	0.00 EUR
Total calls unpaid	0.00 EUR (E)
Total not yet called	0.00 EUR (F)

Shares Issued

Consideration - all cash

Class	Number of shares	Total nominal value	Total premium paid €/_	Total Amt. paid €/_
ORDINARY	126527935	37958380.50	0.00 EUR	37958380.50 EUR
Totals	(A) 126527935		(C)	37958380.50EUR

Consideration - not all cash

Class	Number of shares	Total nominal value	Total premium considered paid €/_	Total Amt.considered paid €/_
Totals	(B)		(D)	

Issued share capital

Total number of shares issued (A) + (B)126527935

Total paid and unpaid and considered paid **(C) + (D)+ (E) + (F)**
37958380.50EUR

[illegible]

Other Share/Debenture Details

List of Past and Present Members

Persons holding shares on the date to which the annual return has been made up for 2007 and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company.

Is the list of past and present members being submitted on CD ☐

	Numbers held/ Share Class	Number transferred and date	Particulars of transferee
Various Ordinary Shareholders Misc Misc Misc Folio No. VARIOUSO	126527935 ORDINARY 001		

Total number held 126527935 The total number of shares held must agree with the total number of issued shares given in the "Shares Issued" section of the return

Particulars of Directors (including shadow directors)

Surname: Buckley **Former surname:**

Forename: Denis **Former forename:**

Date of Birth: *Day:* 16 *Month:* NOVEMBER *Year:* 1945 **Irish Resident:** YES **Alternate Director:** NO

Residential address

Tullamore

Listowel Co Kerry
Ireland

Business occupation: Farmer **Nationality:** Irish

Other Directorships

Company	Place of incorporation	Company number
Irish Agricultural Wholesale Society Limited		182R
Kerry Co-operative Creamery Limited		..
Kerry Group plc		..
One Fifty One Limited		395948
Remedies Limited		195335

Surname: Dardis **Former surname:**

Forename: Beatrice **Former forename:**

Date of Birth: *Day:* 31 *Month:* JULY *Year:* 1945 **Irish Resident:** YES **Alternate Director:** NO

Residential address

Belmont House

Newbridge Co. Kildare
Ireland IRE

Business occupation: Company Excetutive **Nationality:** Irish

Other Directorships

Company	Place of incorporation	Company number
Muiriosa Foundation		353975

Surname: Davy **Former surname:**

Forename: James Brian **Former forename:**

Date of Birth: *Day:* 18 *Month:* MAY *Year:* 1942 **Irish Resident:** YES **Alternate Director:** NO

Residential address

Cruagh
Ballyedmonduff
Stepaside Co Dublin

Business occupation: Stockbroker

Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
Addano Limited		117046
Airfinance Investors Trust Limited		137596
Arnotts plc		1831
Autogrove Limited		138211
BES Fund Management Limited		225295
Credo Limited (formerly Cognotec)		120049
Davy Airfinance Investors' Trust Limited		137462
Davy Corporate Finance Limited		127823
Davy Futures Limited		142642
Davy International Financial Services Limited		148223
Davy Nominees Limited		118805
DCC Business Expansion Fund		139236
Errigal Holdings		37855
Flogas plc		60035
Friends of the National Maternity Hospital		187564
Gandon Holdings plc		123078
Holles Street 2000		187565
IAWS NOMINEES LIMITED		247374
IAWS NOMINEES LIMITED		247374
J & E Davy		106680
J & E Davy Holdings Limited		106528
Limebrook		88179
Mulroy Investment Services Limited		182226
Mulroy Securities		38377
Straw Castle Limited		139065
The Irish Stock Exchange Limited		233947

Surname: Hynes
Former surname:
Forename: Noreen
Former forename:
Date of Birth: *Day:* 21 *Month:* JANUARY *Year:* 1953
Irish Resident: YES
Alternate Director: NO

Residential address

Somerton
Cross Avenue
Blackrock Co Dublin

Business occupation: Chartered Accountant

Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
Melfod Limited		019271

Surname: Kane
Former surname:
Forename: Hugo
Former forename:
Date of Birth: *Day:* 05 *Month:* JULY *Year:* 1959
Irish Resident: YES
Alternate Director: NO

Residential address

The Millhouse
Colbinstown
Kildare

Business occupation: Company Executive

Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
Chryston Limited		238865
CillRyan's Bakery Limited		339221

Cuisine de France (Manufacturing) Limited		228001
Cuisine de France (UK) Limited	Unknown	NI25449
Cuisine de France Limited		149525
Hiestand (UK) Limited	Unknown	3525810
IAWS Technology & Global Services Limited		236843
Pierre's Food Service Limited		324098

Surname: Killian

Forename: Owen

Date of Birth: *Day:* 08 *Month:* AUGUST *Year:* 1953

Residential address

43 Castleknock Lodge
Castleknock
Dublin 15 Ireland

Business occupation: Company Executive

Former surname:

Former forename:

Irish Resident: YES

Alternate Director: NO

Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
3052887 Nova Scotia ULC	Canada	3052887
Alba Proteins Limited	Scotland	SC162893
Aidon Holdings Limited		416239
BHH Limited	Unknown	NI 31884
CAO Limited	United Kingdom	NI31876
Captina Research Limited		140989
Chryston Limited		238865
CillRyan's Bakery Limited		339221
Clarendon Feeds Limited	United Kingdom	NI31416
Clarendon Silos Limited	United Kingdom	R447
CPC Limited		416236
Cryogenic Refrigerant Limited		218082
Cuisine de France (Manufacturing) Limited		228001
Cuisine de France (UK) Limited	Unknown	NI25449
Cuisine de France Holdings		405388
Cuisine de France Inc.	United States	
Cuisine de France Inc.	United States	6000-092-4
Cuisine de France Limited		149525
Delice de France plc	Unknown	2148529
Dofos Frozen Foods Limited	Scotland	SC31257
Dofos Limited	Scotland	SC105668
DT Russell & Baird (Ireland) Limited	United Kingdom	NI7409
Dunlop Proteins Limited	Scotland	SC109341
Fursham Limited		293030
GARDEN IRELAND (ON LINE SERVICES) LIMTED		335590
GARDEN IRELAND (ON LINE SERVICES) LIMTED		335590
Glisons Bakery	Unknown	2672459
Haycroft		419700
IAWS Acquisition Co.	United States	
IAWS Acquisition Co.	United States	3408996
IAWS EIRP Trustee Limited		215394
IAWS Finance Limited		405387
IAWS Inc.	United States	
IAWS Inc.	United States	3359436
IAWS NOMINEES LIMITED		247374
IAWS NOMINEES LIMITED		247374
IAWS Technology & Global Services Limited		236843
IAWS Technology Limited		102838
IAWS Treasury Limited		419689
IAWS U.S Holdings Inc.	United States	
IAWS U.S. Holdings Co.	United States	3408993
IAWS-Agri Society Limited		4466R
IAWS-Agri Society Limited		4466R
Irish Agricultural Wholesale Society Limited		182R
James Clow Limited	United Kingdom	R370
John Thompson & Sons Limited	Northern Ireland	R00447
La Bakery Inc.	United States	
La Brea Bakery Café Inc.	United States	
La Brea Bakery Cafe Inc.	United States	2969433
La Brea Bakery Holdings Inc.	United States	
La Brea Bakery Holdings Inc.	United States	2825460
La Brea Bakery Inc.	United States	2823606
Lifestyle Foods Limited		362469
McCaughey Russell & Baird Limited	United Kingdom	R00361
North West Silos Limited	Unknown	14053
Ogans Limited		430667

Origin Enterprises UK Limited	Northern Ireland	NI 054947
Origin Treasury Limited		416238
Oven Maintenance Services Limited		205598
Power Duplay Limited		25621
Prophy		339292
R & H Hall Limited		1305
Roma Foods Ltd		293881
Shamrock Food (Distributors) Limited		144082
Shamrock Foods Limited		141059
Sheriff & Sons (1991) Limited	England	112040
Tarest Limited		339222
The Plant Royalty Office Limited		00493
WDD Limited	Scotland	SC140428
Wellworth Limited		202841
West Twin Silos Limited	Northern Ireland	25396
Westerwood Limited		238868
Wildiggs Proteins Limited	Scotland	SC109362

Surname: Lucey
Forename: Denis
Date of Birth: *Day:* 20 *Month:* AUGUST *Year:* 1937
Former surname:
Former forename:
Irish Resident: YES
Alternate Director: NO

Residential address

"Woodview"
Knockgriffin
Middleton
Co Cork

Business occupation: Company Executive
Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
Bord Bia		-
Irish Dairy Board		-

Surname: Lynch
Forename: Philip
Date of Birth: *Day:* 01 *Month:* MAY *Year:* 1946
Former surname:
Former forename:
Irish Resident: YES
Alternate Director: NO

Residential address

Athgarvan Lodge
The Curragh
Co Kildare

Business occupation: Company Executive
Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
3052807 Nova Scotia ULC	Canada	3052807
Agri-Invest Limited		32852
Alba Proteins Limited	Scotland	SC162893
Alexanders Partners Limited	England	229850
Anwas Limited	Northern Ireland	NI 28787
Autorod Limited		199397
Belview Warehousing Ltd		120851
BIIH Limited	Northern Ireland	NI 31884
Blixen Limited		253813
Bolands Mills Limited		126378
Bord Bia		-
Bordeaux Investments		44217
Braemar Fish Produc_ plc	England	2965411
Bugsada Limited		216104
C&C Group plc		383468
CAO Limited	Northern Ireland	NI 31676
CEDEST ENGRAIS S.A.	France	B 334 160 0738
Chryston Limited		238865
Cillryan's Bakery Limited		339221
CillRyan's Bakery Limited		339221
Clarendon Feeds Limited	Northern Ireland	NI 31418
Clarendon Silos Limited	Northern Ireland	NI 31855

Clondra Industries Limited		67869
Cobite		138108
Coppermore Limited	England	2258201
Coras Beostoic agus Feola		.
Cork University Foundation		243805
Coriander Limited		215394
Cropcare International Limited		138755
Cryogenic Refrigerant Limited		218082
Cuisine de France (Manufacturing) Limited		228001
Cuisine de France (UK) Limited	Northern Ireland	NI25449
Cuisine de France Data Processing Limited		236843
Cuisine de France Inc.	United States	5000-092-1
Cuisine de France Limited		149525
Cullen Environmental Services Limited		325908
D. T. Russell Baird (Ireland) Limited	Northern Ireland	07409
D.W. Feeds Limited	England	678281
Davabury Investments Limited		168525
Delice de France plc	England	2148529
Dempsey Drums Limited		119695
Dower Wood & Company Limited	England	568910
Dower Wood Grain & Shipping Limited	England	1379478
Dun Laoghaire Harbour Company		262368
Educate Through Sport Foundation		406479
ePower Limited		299372
Fadista Limited		204718
FBD Holdings plc		135882
Feed Factors Limited	England	2119709
GFP (Grimsby Fish Products) Limited	England	2733748
Goulding Chemicals Limited		001418
Goulding Chemicals Limited		001418
Grimsby Fish Meal Company Limited	England	01216842
Hall Silos Limited	Northern Ireland	NI25675
Harlequin Healthcare Holdings Limited		374923
Helton Group plc		1945
Hiestand AG	Switzerland	.
Howard Brothers Limited		009691
Hull Fish Meal & Oil Company Limited	England	1251294
Humberside Marine By-Products Ltd	England	01247627
I.A.W.S. Limited	Unknown	NI16819
IAWS Acquisition Co	United States	--
IAWS Fertilisers (UK) Limited	England	2485499
IAWS Group Pension Trustees Limited		202917
IAWS Holdings Limited		150487
IAWS Management Services Limited		020224
IAWS NOMINEES LIMITED		247374
IAWS Research Limited		140989
IAWS Sales Limited		92249
IAWS Technology Limited		102838
IAWS US Holding Co.	United States	.
IAWS Inc.	United States	
IAWS-Agri Society Limited		4460R
IKEM S.A.	France	B 395 348 006
Irish Agricultural Wholesale Society Limited		182R
Irish Life & Permanent plc		222332
Irish Management Institute Limited		15151
Irish Pride Bakeries Limited		146192
Isaac Spencer & Company Fleetwood (1920) Limited	England	167773
James Allen & Company (Belfast) Limited	Northern Ireland	NI1191
James Allen (Ireland) Limited		055678
James Clow & Co Limited	Northern Ireland	R370
John Cox & Company (Ireland) Limited		72339
John Thompson & Sons Limited	Northern Ireland	R00447
Knockpride Investments Limited		150777
Knockpride Investments Limited		150777
La Brea Bakery Cafe Inc.	United States	
La Brea Bakery Holdings Inc	United States	2825480
La Brea Bakery Inc.	United States	2823608
Lifestyle Foods Limited		362489
Lostock Limited		130944
Malting Company of Ireland Limited		23278
Mester Farm Nutrition Limited		132050
McCaughey Russell & Baird Limited	Northern Ireland	R00301
Merion Co-Operative Society Limited		4605R
Montrace Limited		154574
Morton Marketing Limited	Northern Ireland	NI15782
North West Silos Limited	Northern Ireland	14053
Odlum Group Ltd		19681
One Fifty One Limited		385949
Oven Maintenance Services Limited		205589
P S Kent and Co Limited	United Kingdom	487718
Pertwee Landforce Limited	England	2807401
Phosphac Exports Limited		43302
Phosphac Manufacturing Ltd		43315

Pierre's Food Service Limited		324098
Pinilla Limited		348240
Power Duplay Limited		25821
Power Seeds Limited		12660
Powers of Waterford Limited		59547
Powers of Waterford Limited		59547
Premier Petfoods Limited		216072
Prophy		339292
Questember Limited		239778
R & H (Holdings) Limited	Northern Ireland	NI06802
R & H Hall (GB) Limited	England	2421518
R & H Hall (Ireland) Limited		75656
R & H Hall (Oils & Fats) Limited		40111
R & H Hall (Oils & Fats) Limited		40111
R & H Hall Export Limited		64104
R & H Hall International		350057
R & H Hall Limited		1305
Ragetown Limited	England	1060293
Remedios Limited		185335
Renore Limited		347708
Renore Limited		347708
Renore Limited		347708
Rilta Environmental Limited		374837
Roandale Limited	Northern Ireland	28804
Robert McCowan & Sons Limited		2441
Seed Controllers Limited		24331
Shamrock Food (Distributors) Limited		144082
Shamrock Foods Limited		141059
Sheriff & Sons (1991) Limited	England	112040
Sheriff Grain Limited	England	2672450
Solis Environmental Services Limited		395392
SUD FERTILISANT S.A.	France	B 341 164 457
Sulphac Limited		2334
Suttons (Cork) Properties Limited		46343
Suttons Coals Manufacturing Company Limited		116949
Suttons Limited		2686
Suttons Oil Limited		27825
Suttons Tyres & Batteries Limited		87201
Suttons Tyres Manufacturing Company Limited		116973
Tarest Limited		339222
TechRec Ireland Limited		402298
The Cork Grain Discharging Company Limited		12602
The Lithographic Group Limited		42702
Townsend Flahavan Limited		90371
Unifood Limited		128070
Unigrain (Dublin) Limited		63351
Unigrain (Foynes) limited		86111
United Fish Industries (UK) Limited	England	2746845
United Fish Industries Limited		008639
United Fish Products Limited	United Kingdom	SC074108
Venturosa Limited		129038
W & H M Goulding Limited		21658
Waterford Regional Airport plc		84770
Wellworth Limited		202841
West Twin Silos Limited	Northern Ireland	25396
Westerwood Limited		238858

Surname: Martin

Former surname:

Forename: David

Former forename:

Date of Birth: *Day:* 19 *Month:* JULY *Year:* 1944

Irish Resident: YES

Alternate Director: NO

Residential address

7 Argyle Road
Donny brook
Dublin 4 Ireland

Business occupation: Company Executive

Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
3052887 Nova Scotia ULC	Canada	3052887
Agri-Invest Limited		32652
Alba Proteins Limited	Scotland	SC182893
Anwas Limited	Northern Ireland	NI 28787
BelView Warehousing Ltd		128851
Bilsen Limited		253813

Biogas (N.I.) Limited	Northern Ireland	24815
Biogas Limited		138109
Bolands Mills Limited		126378
Bordeaux Investments		44217
Braemar Fish Products plc	England	2965411
Brennans Wonderloaf Limited		146187
Buganda Limited		218104
Chryston Limited		238885
CillRyan's Bakery Limited		339221
Cillryan's Bakery Limited		339221
CillRyan's Bakery Limited		339221
Clianthus Limited		088092
Clondra Industries Limited		67869
Coppermore Limited	England	2258201
Coriander Limited		215394
Cropcare International Limited		138755
Cryogenic Refrigerant Limited		218082
Cuisine de France (Manufacturing) Limited		228001
Cuisine de France (UK) Limited	Northern Ireland	NI25449
Cuisine de France Data Processing Limited		236843
Cuisine de France en Espagne S.A.	Spain	
Cuisine de France Inc.	United States	6000-092-1
Cuisine de France Limited		149525
D.W. Feeds Limited	Unknown	678261
Davabury Investments Limited		168525
Delice de France plc	England	2148529
Dolos Frozen Foods Limited	Scotland	SC31257
Dolos Limited	Scotland	SC105868
Dower Wood & Company Limited	Unknown	568910
Dower Wood Grain & Shipping Limited	England	1370476
Dunlop Proteins Limited	Scotland	SC109341
Fadisla Limited		204718
Fitzgerald's Bread Limited		121098
Fursham Limited		293030
GARDEN IRELAND (ON LINE SERVICES) LIMITED		335590
GARDEN IRELAND (ON LINE SERVICES) LIMITED		335590
Goulding Chemicals (UK) Limited	Unknown	1263143
Goulding Chemicals Limited		001418
Grimsby Fish Meal Company Limited	England	01218842
H. M. Keating & Son		70309
Hall Silos Limited	Northern Ireland	NI25675
Hall Silos Limited	Northern Ireland	NI25675
Healy Horticulture Limited		52751
Healy Horticulture Limited		52751
Howard Brothers Limited		009691
Hull Fish Meal & Oil Company Limited	Unknown	1251294
Humberside Marine By-Products Ltd	Unknown	01247627
IAWS Fertilisers (UK) Limited	England	2465499
IAWS Group Pension Trustees Limited		202917
IAWS Holdings Limited		150487
IAWS International Finance		290471
IAWS Limited	Northern Ireland	NI16819
IAWS Management Services Limited		020224
IAWS NOMINEES LIMITED		247374
IAWS NOMINEES LIMITED		247374
IAWS Research Limited		140989
IAWS Sales Limited		92249
IAWS Technology Limited		102838
IAWS-Agri Society Limited		4465R
Independent Fertilisers (Humber) Limited	England	2781717
Irish Agricultural Wholesale Society Limited		182R
Irish Pride (Dublin) Limited		149951
Irish Pride Bakeries Limited		146192
Isaac Spencer & Company Fleetwood (1920) Limited	England	167773
James Allen (Ireland) Limited		053678
John Cox & Company (Ireland) Limited		72339
Kielys Bread Company Limited		146210
Kilmacar Investments Limited		113393
Kilmacar Investments Limited		113393
Lifestyle Limited		4210706
Loslock Limited		130944
Master Farm Nutrition Limited		132050
Mallon Co-Operative Society Limited		4605R
Monery By-Products Limited		013899
Monery Limited		285498
Montross Limited		154574
Moxon Marketing Limited	Northern Ireland	NI15782
Mulleann Ui Luasa Teoranta		51887
Mondonova Limited		129450
Newmarket Haulage Company Limited	England	009967
Oven Maintenance Services Limited		205599
Owen Binchy and Son		10731
P B Kent and Co Limited	United Kingdom	487718

P. Keane & Sons Limited		7782
Parwee Landforce Limited	England	2807401
Phosphac Exports Limited		43302
Phosphac Limited		21779
Phosphac Manufacturing Ltd		43315
Pierre's Food Service Limited		324098
Pinllia Limited		348240
Pinllia Limited		348240
Power Duplay Limited		25621
Power Seeds Limited		12688
Powers of Waterford Limited		59547
Premier Petfoods Limited		216072
Prophy		339292
Quastembes Limited		238778
R & H (Holdings) Limited	Northern Ireland	NI006802
R & H (Management Services) Limited	United Kingdom	3805778
R & H Hall (GB) Limited	England	2421518
R & H Hall (Ireland) Limited		75658
R & H Hall (Oils & Fats) Limited		40111
R & H Hall Export Limited		64104
R & H Hall International		350057
R & H Hall Limited		1305
Ragemin Limited	England	1938123
Ragatown Limited	England	1080283
Rahoon Bakeries (Galway) Limited		146217
Remedios Limited		185335
Renore Limited		347708
Renore Limited		347709
Roandale Limited	Northern Ireland	28804
Robert McCowan & Sons Limited		2441
Roma Foods Ltd		293881
Seed Controllers Limited		24331
SFD Holdings Limited	Scotland	SC147898
Shamrock Food (Distributors) Limited		144082
Shamrock Foods Limited		141058
Sheriff & Sons (1991) Limited	England	112040
Sheriff Grain Limited	England	2577458
Shoreline Developments Limited		89750
Soil Fertility Dunns Limited	Scotland	00574511
Sulphac Limited		2334
Suttons (Cork) Properties Limited		46343
Suttons Coals Manufacturing Company Limited		116948
Suttons Limited		2686
Suttons Oil Limited		27625
Suttons Tyres & Batteries Limited		87201
Suttons Tyres Manufacturing Company Limited		118973
Sweeney's Bakery (Thurles) Limited		144832
Tarest Limited		339222
Tarlside Limited		129201
The Cork Grain Discharging Company Limited		12602
Tommy Tucker (Wexford) Limited		140220
Townsend Flahavan Limited		96371
Unifood Limited		129970
Unigrain (Dublin) Limited		63351
Unigrain (Foynes) limited		85111
United Fish Industries (UK) Limited	England	2746845
United Fish Industries Limited		008639
United Fish Products Limited	United Kingdom	SC074108
Venturosa Limited		129036
W & H M Goulding Limited		21658
WDD Limited	Scotland	SC140428
Wellworth Limited		202841
Western Pride Bakeries Limited		142238
Westerwood Limited		238808
Widdiggs Proteins Limited	Scotland	SC109382
Wormegay Limited		315430
Wormegay Limited		315430

Surname: McEniff
Former surname:
Forename: Patrick
Former forename:
Date of Birth: *Day:* 27 *Month:* NOVEMBER *Year:* 1967
Irish Resident: YES
Alternate Director: NO

Residential address

Dunsany

Meath

Ireland

Business occupation: Company Executive **Nationality:** Irish

Other Directorships

Company	Place of incorporation	Company number
Aldon Holdings Limited		410239
Alexanders Partners Limited	England	220350
Anwas Limited	Unknown	NI 28787
Belview Warehousing Ltd		128851
Bilxen Limited		253813
Bolands Mills Limited		126378
Braemar Fish Products	Unknown	2065411
British White Fish Meals Limited	Unknown	754588
Bugarda Limited		218104
Capitaa Research Limited		140989
Carroll Cuisine Limited		77469
Carroll Fresh Foods Limited		325470
Carroll Meats Manufacturing Limited		382108
Chryston Limited		738885
Cillryan's Bakery Limited		339221
Coppermore	England	2258201
CPC Limited		416236
Cropcare International Limited		138755
Cryogenic Refrigerant Limited		718082
Cuisine de France (Manufacturing) Limited		228001
Cuisine de France (UK) Limited	Unknown	NI25440
Cuisine de France Holdings		405388
Cuisine de France Inc.	United States	6000-092-1
Cuisine de France Limited		149525
Delice de France plc	Unknown	2148529
Fadista Limited		204718
GARDEN IRELAND (ON LINE SERVICES) LIMITED		335590
Gilsons Bakery	Unknown	2672459
Goulding Chemicals Limited		001418
Hall Silos Limited	Northern Ireland	NI25675
Haycroft		419700
Healy Horticulture Limited		52751
Hiestand (UK) Limited	Unknown	3525810
Howard Brothers Limited		009891
IAWS Acquisition Co.	United States	3408898
IAWS EIRP Trustee Limited		215394
IAWS Fertilisers (UK) Limited	Unknown	2485499
IAWS Finance Limited		405387
IAWS Group Pension Trustees Limited		202917
IAWS Holdings Limited		150487
IAWS Inc.	United States	3359436
IAWS Management Services Limited		020224
IAWS Sales Limited		92249
IAWS Technology & Global Services Limited		230843
IAWS Technology Limited		102838
IAWS Treasury Limited		418699
IAWS U.S. Holdings Co.	United States	3408993
IAWS-Agri Society Limited		4460R
Kilmacar Investments Limited		113393
La Brea Bakery Café Inc.	United States	2969433
La Brea Bakery Holdings Inc.	United States	2825460
La Brea Bakery Inc.	United States	2823606
Lifestyle Foods Limited		362469
Lifestyle Limited		4210708
Lostock Limited		130944
Monery By-Products Limited		013809
Monery Limited		280498
Moton Marketing Limited	Unknown	NI15782
Muileann Ui Luasa Teoranta		51887
Mundonova Limited		129450
North West Silos Limited	Unknown	14053
Ogaru Limited		430667
Origin Enterprises UK Limited	Northern Ireland	NI 054847
Origin Treasury Limited		416238
Oven Maintenance Services Limited		205599
Pierre's Food Service Limited		324098
Power Seeds Limited		12608
Powers of Waterford Limited		58547
Premier Petfoods Limited		216072
Prophy		339292
Questembert Limited		239778
R & H (Holdings) Limited	Unknown	NI06802
R & H Hall (GB) Limited	Unknown	2421518
R & H Hall (Ireland) Limited		75058
R & H Hall (Oils & Fats) Limited		40111
R & H Hall Export Limited		64104
R & H Hall International		350057

R & H Hall Limited		1305
R & H Management Services Limited	United Kingdom	9895778
Ragemire Limited	England	1938123
Roma Foods Ltd		293861
Seed Controllers Limited		24331
Shamrock Food (Distributors) Limited		144082
Shamrock Foods Limited		141059
Sulphac Limited		2334
Tarlside Limited		129201
Tean Management Limited		174443
The Cork Grain Discharging Company Limited		12002
Townsend Flahavan Limited		95371
Tullamore Poultry Ice Cream & Frozen Foods Limited		115643
Unifood Limited		129970
United Fish Industries (UK) Limited	Unknown	2745845
United Fish Industries Limited		008539
United Fish Products Limited	United Kingdom	SC074108
Venturosa Limited		129038
Wellworth Limited		202841
Westerwood Limited		238868

Surname: Murphy
Forename: William Gerard
Date of Birth: *Day:* 02 *Month:* JUNE *Year:* 1945
Former surname:
Former forename:
Irish Resident: YES
Alternate Director: NO

Residential address

Wetlands
Callan Road
Kilkenny

Business occupation: Company Executive
Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
Bailey Exports Limited		94684
Barnstorm Theatre Company Limited		207689
C.A.H. (Trading) Limited		47848
Co-operative Animal Health Limited		3077 R
Cork Malting Company Limited		283744
GLANBIA plc		129933
Grassland Fertilizers (Kilkenny) Limited		84321
Irish Agricultural Wholesale Society Limited		192R
Malting Company of Ireland Limited		23278
Master Farm Nutrition Limited		132050
P.LC. (Ireland) Limited		21822
SOS Kilkenny Limited		51144
Spacious Trading Limited		273542

Surname: O'Mahony
Forename: Thomas Joseph
Date of Birth: *Day:* 06 *Month:* AUGUST *Year:* 1962
Former surname:
Former forename:
Irish Resident: YES
Alternate Director: NO

Residential address

23 Church View
Eden Gate
Delgany Wicklow
Ireland

Business occupation: Company Director
Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
Alexanders Partners Limited	England	229850
BHH Limited	United Kingdom	NI031884
CAO Limited	United Kingdom	NI031878
Caplina Research Limited		140988
Clarendon Feeds Limited	United Kingdom	NI031418
Clarendon Silos Limited	United Kingdom	NI031855
Cuisine de France (Manufacturing) Limited		228001
Cuisine de France Limited		149525

E.T. Green Limited	United Kingdom	
Goulding Chemicals Limited		001418
Hall Silos Limited	United Kingdom	NI025675
Hall Silos Limited	Northern Ireland	NI25675
IAWS EIRP Trustee Limited		215394
IAWS Fertilisers (UK) Limited	Unknown	7465499
IAWS Technology & Global Services Limited		236843
James Clow & Company Limited	United Kingdom	R000370
John Thompson & Sons Limited	United Kingdom	R000447
Monery By-Products Limited		013899
Monery Limited		280498
Power Seeds Limited		12668
Precision Analysis Limited	United Kingdom	NI22736
R & H Hall Limited		1305
R&H Hall Trading Limited	Northern Ireland	NI059022
Ragemire Limited	England	1938123
Ulster Chemicals Limited	United Kingdom	NI31089
United Fish Industries (UK) Limited	Unknown	2746845
United Fish Industries Limited		008539
United Fish Products Limited	United Kingdom	SC074108
West Twin Silos Limited	United Kingdom	NI25306

Surname: Wall
Former surname:
Forename: Patrick
Former forename:
Date of Birth: *Day:* 04 *Month:* JANUARY *Year:* 1955
Irish Resident: YES
Alternate Director: NO

Residential address

51 Arnold Park
Glenageary
Dublin
Ireland

Business occupation: Company Director
Nationality: Irish

Other Directorships

Company	Place of incorporation	Company number
FPS Biotech		378293

Surname: Wilkinson
Former surname:
Forename: Paul N
Former forename:
Date of Birth: *Day:* 14 *Month:* APRIL *Year:* 1945
Irish Resident: YES
Alternate Director: NO

Residential address

20 Roehampton Gate
Roehampton London
SW15 5JS

Business occupation: Company Executive
Nationality: British

Other Directorships

Company	Place of incorporation	Company number

We hereby certify that this form contains the particulars in respect of the company as at the date to which the return is made and that

The company is not a private company ☑

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not to be included in reckoning the number of 50 ☐

Signed

Director
PATRICK MCENIFF

Secretary
ALAN LOWTHER

Documents annexed

Documents annexed	Yes	No	Date:	Ref
Balance sheet S128 Companies Act 1963 (CA 63); S7 and S18 Companies (Amendment) Act 1986 (CAA 86)	✓		Date:	Ref
Profit and Loss Account S7 and S18 CAA 86	✓		Date:	Ref.
Notes to the Accounts Schedule of CAA 86		✓	Date:	Ref.
Directors Report S.128 CA 63; S.7 and S.18 CAA 86	✓		Date:	Ref
Auditors Report S.128 CA 63; S.7 and S.18 CA 86	✓		Date:	Ref
Special Auditor's Report		✓	Date:	Ref.
Overall Certification	✓		Date:	Ref.
Guarantee by parent undertaking to the liabilities of subsidiary undertakin S17 CAA 86 (as amended)		✓	Date:	Ref.
Declaration of consent by shareholders of subsidiary to exemption S17 CAA 86 (as amended)		✓	Date:	Ref.
Notification to shareholders of guarantee S17 CAA 86 (as amended)		✓	Date:	Ref.
Note stating company has availed of exemptions in S17 CAA 86 (as amended)		✓	Date:	Ref.
Reg 39 E.C. (Companies: Group Accounts) Regulations 1992		✓	Date:	Ref.
Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992		✓	Date:	Ref.
Reg 7 E.C. (Accounts) Regulations 1993		✓	Date:	Ref.
Reg 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996		✓	Date:	Ref
Section 43 Bond		✓	Date:	Ref.
Form B73 Nomination of new ARD		✓	Date:	Ref

o

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

FEE PAID IN FULL RECEIPT No.
06 FEB 2007 5 0 2 5416
COMPANIES REGISTRATION OFFICE

Registered Office
151 Thomas Street, Dublin 8

Date of allotment(s) *notes one and two* made on 31/01/2007

or made from ____ to ____

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Brian O'Hagan 26 Coneygere Olney Bucks MK46 4AF	Ordinary shares of €0.30 each	1,200

C.R.O.
2 FEB 2007

Presenter's Name	Address
CLIONA KELLY	151 THOMAS STREET
IAWS GROUP, PLC	DUBLIN 8
Telephone 01 6121200	Reference AL/CK

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(l) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,200	ORDINARY	0.30	7.95	9,540.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 9,540.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 31 JANUARY 2007

Name *Block letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, *Capital Taxes* Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

FEE PAID IN FULL | RECEIPT No.
21 FEB 2007 5 0 4 5518
COMPANIES REGISTRATION OFFICE

Company Name *in full*
IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 22/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Paul Horan 9 Manor Grove Richmond Surrey, TW9 4QE	Ordinary shares of €0.30 each	25,000

C.R.O.
15 FEB 2007

Presenter's Name	Address
Clíona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8
Telephone 01 6121200	Reference al/ck

coform

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
25,000	Ordinay	0.30	9.15	228,750.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 228,750.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

____

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 22 Jan 2007

Name *Block Letters please*

ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

Effective centre of management if outside the State

FEE PAID IN FULL | RECEIPT No.

21 FEB 2007 5 04 55 19

COMPANIES REGISTRATION OFFICE

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 25/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Sinead O'Donovan Rockfort Innishannon Co. Cork	Ordinary shares of €0.30 each	3,000

C.R.O.
15 FEB 2007

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8
Telephone 01 6121200	Reference al/ck

croform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	7.95	23,850.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 23,850.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 25 January 2007

Name *Block letters please*
ALAN LOWTHER

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name in full

IAWS GROUP, plc

FEE PAID IN FULL | RECEIPT No.

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

21 FEB 2007 504
5520
COMPANIES REGISTRATION OFFICE

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 29/01/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

C.R.O.
FEB 2007

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Brendan Egan 45 Marwood Avenue Glanmire Co. Cork	Ordinary shares of €0.30 each	5,000

Presenter's Name: Cliona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference al/ck

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	7.95	39,750.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 39,750.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 29 January 2007

Name *Block letters please*
ALAN LOWTHER

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office: 151 Thomas Street, Dublin 8

21 FEB 2007 5 04 55 21
COMPANIES REGISTRATION OFFICE

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 30/01/2007

or made from ______ to ______

Note Two
When the return *includes several* allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Pat Woodger 7 Charlottes Meadow Bebington Wirral CH63 3JH	Ordinary shares of €0.30 each	1,200
David Cirdler 26 Tarn Road Formby Merseyside L37 2JZ	Ordinary shares of €0.30 each	50,000

C.R.O.
15 FEB 2007

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8

Telephone 01 6121200 Reference al/ck

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including *premium*
1,200	Ordinary	0.30	7.95	9,540.00
50,000	Ordinary	0.30	9.15	457,500.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 467,040.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the *Registrar of Companies* pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 30 JANUARY 2007

Name *Block letters please*
ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

Effective centre of management if outside the State

FEE PAID / RECEIPT No. 21 FEB 2007 504 5522
COMPANIES REGISTRATION OFFICE

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 07/02/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

C.R.O. 15 FEB 2007

Full name and address	Share class	Number of shares allotted
Kenneth Steven 23 Kirk View Crescent Newton Mearns Glasgow G77 5DB	Ordinary shares of €0.30 each	24,000
Pippa Witty 31 Ash Close North Duffield Selby, North Yorkshire YO8 5TR	Ordinary shares of €0.30 each	1,000
Francis Haren 90 Moyglare Abbey Maynooth Co. Kildare	Ordinary shares of €0.30 each	95,000

Presenter's Name: CLIONA KELLY
IAWS GROUP, PLC

Address: 151 THOMAS STREET
DUBLIN 8

Telephone 01 6121200

Reference AL/CK

coform

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
35,000	Ordinary	0.30	6.70	234,500.00
30,000	Ordinary	0.30	7.50	225,000.00
54,000	Ordinary	0.30	7.95	429,300.00
1,000	Ordinary	0.30	9.15	9,150.00

Denomination

Conversion rate, if any

Total value of consideration € 897,950.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 7 FEBRUARY 2007

Name *Block letters please*
ALAN LOWTHER

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

PAID RECEIPT
15 MAR 2007 5 0 7
3777
COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *In full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 07/03/2007

or made from ______ to ______

C.R.O.
15 MAR 2007

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Alayne Green Haeg Bank, Will Shores Lane Oker, Matlock Derbyshire DE4 2JL	Ordinary shares of €0.30 each	2,000
Lisa Gough 19 Sycamore Drive Hixon Stafford ST18 0FB	Ordinary shares of €0.30 each	3,600
Margie Walsh Ros Mhuire Knocknagranagh Dungarvan, Co. Waterford	Ordinary shares of €0.30 each	7,000

Presenter's Name: CLIONA KELLY
IAWS GROUP, PLC

Address: 151 THOMAS STREET
DUBLIN 8

Telephone 01 6121200

Reference PM/CK

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
9,600	Ordinary	0.30	9.15	87,840.00
3,000	Ordinary	0.30	7.95	23,850.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 111,690.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 1 March 2007

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

FEE PAID IN FULL | RECEIPT NO.
15 MAR 2007 507 3778

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts, 1963 to 2001

Company Number 132287

B5
Euro

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 9

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 13/03/2007
notes one and two

or made from ______ to ______

C.R.O.
15 MAR 2007

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Pat Woodger 7 Charlotte Meadow Bebington, Wirral CH63 3JH England	Ordinary shares of €0.30 each	100

Presenter's Name
CLIONA KELLY
IAWS GROUP, plc

Address
151 THOMAS STREET
DUBLIN 8

Telephone 01 6121200

Reference al/ck

cro.form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
100	Ordinay	0.30	7.95	795.00

Denomination

Conversion rate, if any

Total value of consideration € 795.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature] Date 13 March 2007

Name *Block letters please*

PAT MORRISSEY

co.form

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

15 MAR 2007 507 3779
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp

Companies Acts, 1963 to 2003

B10

Tick box if bond is attached ☐
note six

Company Number: 1 3 2 2 8 7

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*	IAWS GROUP, plc
Change(s) *note one*	That Alan Lowther resigned, as Secretary, and Pat Morrissey was appointed, as Secretary
Date change(s) take(s) effect (Day / Month / Year)	22 / 02 / 2007

New Secretary/ Director *including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/ or director. *(continued overleaf) note two*

Surname *note three*	Morrissey
Former Surname *note four*	
Forename *note three*	Pat
Former Forename *note four*	
Date of birth *note five* (Day / Month / Year)	
Irish Resident *note six*	X
Alternate Director *note seven*	
Residential address *note three*	15 Kincora Park, Clontarf, Dublin 3
Business occupation *note five*	
Nationality *note five*	
Other directorships — Company *note eight* / Place of Incorporation *note nine* / Company Number	

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☒ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature [signature] Date 22/02/07

Continue overleaf for certification

Presenter Details

Name	Cliona Kelly
Address	IAWS Group, plc, 151 Thomas Street, Dublin 8
DX Number	DX Exchange
Telephone Number	01 6121200 — Fax Number 01 6121321
Email	kellycm@iaws.ie — Reference Number

132287

New Secretary/ Director *including shadow/ alternate director*

note three	Surname	Former Surname *note four*
note three	Forename	Former Forename *note four*
Date of birth *note five*	Day Month Year	Irish Resident *note six* / Alternate Director *note seven*
Residential address *note three*		
Business occupation *note five*		Nationality *note five*
Other directorships	Company *note eight*	Place of Incorporation *note nine* / Company Number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature Date

---

note three	Surname	Former Surname *note four*
note three	Forename	Former Forename *note four*
Date of birth *note five*	Day Month Year	Irish Resident *note six* / Alternate Director *note seven*
Residential address *note three*		
Business occupation *note five*		Nationality *note five*
Other directorships	Company *note eight*	Place of Incorporation *note nine* / Company Number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature] Name *in bold capitals or typescript* PAT MORRISSEY

☐ Director ☑ Secretary *note eleven* Date 22/02/07

This form should be lodged with the Revenue Commissioners, *Companies Capital* Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT

Companies Acts 1963 to 2001 7676

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

05 APR 2007

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates *should not exceed* one month.

Date of allotment(s) *notes one and two* made on 07/03/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be *entered and the* registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Margie Walsh Ros Mhuire Knocknagranagh, Dungarvan Co. Waterford	Ordinary shares of €0.30 each	7,000

C.R.O.
5 - APR 2007

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS GROUP, plc	Dublin 8
Telephone 01 6121200	Reference pm/ck

ceform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	7.95	23,850.00
4,000	Ordinary	0.30	9.15	36,600.00

Denomination

Conversion rate, if any

Total value of consideration € 60,450.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 07/03/07

Name *Block letters please*

PAT MORRISSEY

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

7678

The return must be delivered within one month after the allotment

05 APR 2007 5 09

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 27/03/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Elaine Exwood The Granary, The Green Barkestone le Vale Nottingham NG13 0HH England	Ordinary shares of €0.30 each	5,000

Presenter's Name: CLIONA KELLY
IAWS GROUP, plc

Address: 151 THOMAS STREET
DUBLIN 8

Telephone 01 6121200

Reference PM/CK

eeform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] *Complete Section C*

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	7.95	39,750.00

Denomination

Conversion rate, if any

Total value of consideration € 39,750.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1983.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

5 - APR 2007

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 27/03/07

Name *Block letters please*

PAT MORRISSEY

eoform

FEE PAID IN FULL RECEIPT No.
27 APR 2007 5 1 26421
COMPANIES REGISTRATION OFFICE

Notice of increase in authorised capital

Section 70 Companies Act 1963
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

CRO receipt date stamp

Companies Acts, 1963 to 2003

B4

Company Number: 1 3 2 2 8 7

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: IAWS GROUP, plc

Authorised Share Capital

Date of resolution to increase: Day 04 Month 12 Year 2006

Existing authorised capital: €/_ 68,400,000.00

Value of increase of authorised capital: €/_ 4,500,000.00

Total authorised capital: €/_ 72,900,000.00

Division of additional authorised capital

Class of Shares	Number of Shares	Authorised Value Per Share €/_
Deferred Convertible Ordinary Shares	15,000,000	0.30

Conditions attaching to new shares *note one*: The Deferred Convertible Ordinary Shares shares have the rights and restrictions as set out in the amended Corporate Constitution of the Company.

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B4.

Signature: [signature]

Name *In bold capitals or typescript*: PAT MORRISSEY

☐ Director ☑ Secretary *note two* Date: 5 APRIL 2007

Presenter Details

Name: Cliona Kelly

Address: IAWS Group, plc, 151 Thomas Street, Dublin 8

DX Number: DX Exchange:

Telephone Number: 01 6121200 Fax Number: 01 6121321

Email: kellycm@iaws.ie Reference Number:

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

3 MAY 2007 COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 30/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Pat Woodger 7 Charlotte Meadow Bebington, Wirral CH63 3JH England	Ordinary shares of €0.30 each	1,300

Presenter's Name: Clíona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone: 01 6121200

Reference: pm/ck

ecoform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,300	Ordinary	0.30	7.95	10,335.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 10,335.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 30 April 2007

Name *Block letters please*

Pat Morrissey

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT
3 MAY 2007 5 13
5229

Companies Acts 1963 to 2001

COMPANIES REGISTRATION OFFICE

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 27/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Shane Maher 3 Oakfield Lawn Riverstown, Glanmire Co. Cork	Ordinary shares of €0.30 each	3000

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference pm/ck

ceform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 118(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	7.95	23,850.00

Denomination

Conversion rate, if any

Total value of consideration € 23,850.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 27/04/07

Name *Block letters please*

Pat Morrissey

coform

This form should be lodged with the Revenue Commissioners, *Companies Capital Duty Section*, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001 MAY 2007 5 13

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

COMPANIES RE...

B5

Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 20/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a *capitalisation or provisionally allotted on a rights issue.*

Full name and address	Share class	Number of shares allotted
Kieran McDonnell No. 9 Bridgefield Manor Athy Co.Kildare	Ordinary shares of €0.30 each	4,000
Sharon Carney 95 Holyfields, West Allotment, Whitley Bay, Tyne 7 Wear NE27 0EU, England	Ordinary shares of €0.30 each	3,000

Presenter's Name
Cliona Kelly
IAWS GROUP, plc

Address
151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference pm/ck

B

Consideration for allotment(s) consist of (✓ *as appropriate*)

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,000	Ordinary	0.30	7.95	31,800.00
3,000	Ordinary	0.30	9.20	27,600.00

Denomination

Conversion rate, if any

Total value of consideration € 59,400.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 20/04/07

Name *Block letters please*

Pat Morrissey

cro form

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT No.

Companies Acts, 1963 to 2001

3 MAY 2007 5 3 5231

B5

Euro

Return of allotments

Company Number 132287

COMPANIES REGISTRATION OFFICE

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 13/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Alayne Green "Heap Bank", Will Shores Lane Oker, Matlock, Derbyshire DE4 2JL	Ordinary shares of €0.30 each	5,000
Pippa Ward 31 Ash Close, North Duffield, Selby North Yorkshire YO8 5TR, England	Ordinary shares of €0.30 each	1000
Brian O'Hagan 26 Coneygore, Olney, Bucks MK46 4AP, England	Ordinary shares of €0.30 each	1,300

Presenter's Name

Address

Telephone

Reference

ccform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
6,000	Ordinary	0.30	9.15	54,900.00
1,300	Ordinary	0.30	7.95	10,335.00

Denomination ______________

Conversion rate, if any ______________

Total value of consideration € 65,235.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______________

Conversion rate, if any ______________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

Signature [signature]

[ ] Director [✓] Company Secretary

Date 13/04/07

Name *Block letters please*

PAT MORRISSEY

cro form

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

3 MAY 2007 5 13 5232

Companies Acts, 1963 to 2001

COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 12/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Eoin Moore 16 Belarmine Court Stepaside Dublin 18	Ordinary shares of €0.30 each	5,000

Presenter's Name

Cliona Kelly
IAWS GROUP, plc

Address

151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference pm/ck

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	9.15	45,750.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 45,750.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presentor, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 12/04/07

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office

Companies Capital Duty

3 MAY 2007 5 13

Companies Acts, 1963 to 2001

B5

Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 04/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Mark Gavin Gaddaghanstown Dalystown Mullingar, Co. Westmeath	Ordinary shares of €0.30 each	25,000

Presenter's Name

Clíona Kelly

IAWS GROUP, plc

Address

151 Thomas Street

Dublin 8

Telephone 01 6121200

Reference pm/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.30	7.95	79,500.00
15,000	Ordinary	0.30	9.15	137,250.00

Denomination

Conversion rate, if any

Total value of consideration: € 216,750.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presentor, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature

Date 4 Apr 2007

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

RECEIPT IN FULL No. 23 MAY 2007 5 15 COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 23/04/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Michael Glynn, 800 Kerr Street, Columbus, Ohio 43215 USA	Ordinary shares of €0.30 each	3,500

Presenter's Name: Clíona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference pm.ck

cro form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,500	Ordinary	0.30	9.20	32,200.00

Denomination __________

Conversion rate, if any __________

Total value of consideration: € 32,200.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination __________

Conversion rate, if any __________

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 16 May 2007

Name *Block letters please*

PAT MORRISSEY

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT
23 MAY 2007 5 15 8817
COMPANIES REGISTRATION OFFICE

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

The return must be delivered within one month after the allotment

Company Name In full
IAWS Group, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 16/05/2007
or made from ______ *to* ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Michael Comerford Apt.1 The Meadows Grange Road Clonsilla, Dublin 15	Ordinary shares of €0.30 each	3,000

Presenter's Name
Clíona Kelly
IAWS GROUP, plc

Address
151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference pm.ck

feeform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(l) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	9.20	27,600.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 27,600.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 16 May 2007

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT
23 MAY 2007 5 15
COMPANIES REGISTRATION OFFICE
3978

Return of allotments

Companies Acts

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number

Company name *in full* IAWS Group plc ~~Limited~~

Effective centre of management if outside the State

Registered office

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) made on 19 April 2007
notes one and two

or made from ______ to ______

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
IAWS EIRP TRUSTEE LIMITED, 151 THOMAS STREET	DEFERRED CONVERTIBLE ORDINARY SHARES	1,375,000

Presenter's Name

Address

Telephone Number

Reference

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash ☑ Complete Section C — Non-Cash ☐ Complete Section D — Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 115 (i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,375,000	Deferred Convertible Ordinary Shares	€0.30	€0.075	€103,125

Denomination ______

Total value of consideration € 103,125

Conversion rate, if any ______

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Total value of consideration *note four* €

Conversion rate, if any ______

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct ☐ Director ☐ Company secretary

Signature [signature] Date

Name *Block letters please*

Companies Registration Office
Companies Capital Duty

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Acts, 1963 to 19 JUN 2007 5 1 9 2696

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5

Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS GROUP, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 05/06/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Elaine Walker 1 Leaconfield Drive Worsley Manchester M28 2WE	Ordinary shares of €0.30 each	1,250

19 JUN 2007

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS Group, plc	Dublin 8
Telephone 01 6121200	Reference pm/ck

Cooform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Non-Cash [ ] Both Cash and Non-Cash [ ]

Complete Section C — Complete Section D — Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,250	Ordinary	0.30	7.95	9,937.50

Denomination

Conversion rate, if any

Total value of consideration € 9,937.50

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with *Stamps Adjudication* Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

19 JUN 2007

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature] Date 18/06/07

Name *Block letters please*

PAT MORRISSEY

co.form

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

19 JUN 2007 5 19 2702

Companies Acts, 1963 to 2001

Return of allotments

Company Number 132287

B5

Euro

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 08/06/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Mike Redden 14 Stock Road, Billericay Essex CM12 OBG, England	Ordinary shares of €0.30 each	70,000

Presenter's Name Cliona Kelly
IAWS GROUP, plc

Address 151 Thomas Street
Dublin 8

Telephone 01 6121200

Reference pm/ck

cro.form

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
70,000	Ordinary	0.30	IR£2.30	IR£161,000.00

Denomination IRE

Conversion rate, if any IR£1: €0.787564

Total value of consideration € 204,427.83

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct.

[ ] Director [✓] Company Secretary

Signature [signature]

Date 18/06/07

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

B5 Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS Group, plc

FEE PAID IN FULL | RECEIPT No.
21 JUN 2007 510 5996.
COMPANIES REGISTRATION OFFICE

Effective centre of management if outside the State

Registered Office: 151 Thomas Street, Dublin 8

Note One ~~The period~~ between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 15/06/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

C.R.O.
21 JUN 2007

Full name and address	Share class	Number of shares allotted
John Hennigan Crannogbois Loughros Pk. Ardara, Co. Donegal	Ordinary shares of €0.30 each	5,000

Presenter's Name: Cliona Kelly
IAWS Group, plc

Address: 151 Thomas Street
Dublin 8

Telephone: 01 6121200

Reference: pm/ck

co.form

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	IR£ 2.52	IR£12,600.00

Denomination IR£

Conversion rate, if any IR£1:€0.787564

Total value of consideration € 15,998.70

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration note four €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 19 June 2007

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts 1963 to 2001

3 JUL 2007 5 2 1 2777

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number
132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *In full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 26/06/2007
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Matt Pollock West Winds Kilfera Court Kilkenny	Ordinary shares of €0.30 each	5,000

C.R.O.
03 JUL 2007

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS Group, plc	Dublin 8
Telephone 01 6121200	Reference pm/ck

cro.form

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	7.95	39,750.00

Denomination

Conversion rate, if any

Total value of consideration € 39,750.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct.

Director [ ] Company Secretary [✓]

Signature [signature] Date 2 July 2007

Name *Block letters please*

PAT MORRISSEY

coform

BEST AVAILABLE COPY

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

FEE PAID RECEIPT 13 AUG 2007

COMPANIES REGISTRATION OFFICE

Companies Registration Office
Companies Capital Duty

1012786

Return of allotments

Companies Acts, 1963 to 2001

Company Number

132287

B5

Euro

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 07/08/2007

or made from ________ to ________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ken Daniels Barristown Passage East Co. Waterford	Ordinary shares of €0.30 each	5,000

BEST AVAILABLE COPY

CRO CARLOW 10 AUG 2007 RECEIVED

Presenter's Name: Cliona Kelly, IAWS GROUP, plc

Address: 151 Thomas Street, Dublin 8

Telephone 01 6121200

Reference pm/ck

cro.form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	IR£ 2.52	IR£ 12,600.00

Denomination: IR£

Conversion rate, if any: 0.787564

Total value of consideration: €15,998.70

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

Director [ ] Company Secretary [✓]

Signature [signature]

Date 7 August 2000

Name *Block letters please*

PAT MORRISSEY

co.form

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID RECEIPT
09 AUG 2007
COMPANIES REGISTRATION OFFICE

Companies R[egistration Office]

1012787

Companies Capital Duty

Companies Acts, 1963 to 2001

B5
Euro

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS Group, plc

Effective centre of management if outside the State:

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* — made on 26/07/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Gordon Knipe 3a Westmoreland Road, Redland, Bristol BS6 6YW, England	Ordinary shares of €0.30 each	3,500

CRO CARLOW
10 AUG 2007
RECEIVED

Presenter's Name: Cliona Kelly
IAWS GROUP, plc

Address: 151 Thomas Street
Dublin 8

Telephone: 01 6121200

Reference: pm/ck

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,500	Ordinary	0.30	9.20	32,200.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 32,200.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 26 July 2007

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office

FULL | RECEIPT No.
13 AUG 2007
COMPANIES REGISTRATION OFFICE

Companies Re

1012791

Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 06/07/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Bernard Kilcline 5 Hawthorn Drive, Wyckham Park, Dundrum, Dublin 16	Ordinary shares of €0.30 each	3,000

CRO CARLOW
10 AUG 2007
RECEIVED

Presenter's Name	Address
Cliona Kelly	151 Thomas Street
IAWS Group, plc	Dublin 8
Telephone 01 6121200	Reference pm/ck

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3,000	Ordinary	0.30	IR£ 2.52	IR£ 7,560.00

Denomination IRE

Conversion rate, if any 0.787564

Total value of consideration € 9,599.22

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 6 July 2007

Name *Block letters please*

PAT MORRISSEY

CROform

This form should be lodged with the Revenue Commissioners, RECEIPT
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2
who will forward it to the
Companies Registration Office.

13 AUG 2007

COMPANIES REGISTRATION OFFICE

Companies F

1012790

Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5
Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office
151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 12/07/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Dave Burtraw 86 Grosse Pines, Rochester Hills, Michigan 48309, USA	Ordinary shares of €0.30 each	2,000

CRO
CARLOW
10 AUG 2007
RECEIVED

Presenter's Name: Cliona Kelly, IAWS Group, plc

Address: 151 Thomas Street, Dublin 8

Telephone: 01 6121200

Reference: pm/ck

co.form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,000	Ordinary	0.30	9.20	18,400.00

Denomination ____________

Conversion rate, if any ____________

Total value of consideration € 18,400.00

Enter this amount in page 3 section E1

D

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act 1963.

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 12 July 2007

Name *Block letters please*

PAT MORRISSEY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID IN FULL | RECEIPT No.
13 AUG 2007
COMPANIES REGISTRATION OFFICE

Companies | 1012789

Companies Capital Duty

Return of allotments
Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Companies Acts, 1963 to 2001

Company Number

132287

B5 Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 13/07/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John O'Neill Sarnath, Old Bray Road, Cabinteely, Dublin 18	Ordinary shares of €0.30 each	40,000

CRO CARLOW
10 AUG 2007
RECEIVED

Presenter's Name | Address

Cliona Kelly | 151 Thomas Street

IAWS Group, plc | Dublin 8

Telephone 01 6121200 | Reference pm/ck

co.form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] — Complete Section C

Non-Cash [ ] — Complete Section D

Both Cash and Non-Cash [ ] — Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due incl[illegible]ing premium
30,000	Ordinary	0.30	6.70	201,000.00
10,000	Ordinary	0.30	7.50	7[illegible],000.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 27[illegible],000.00

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be tre[illegible]d as paid on each sh[illegible]re

Full details of consideration

______

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter t[illegible] amount in page 3 [illegible]tion E2

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 13 July 2007

Name *Block letters please*

PAT MORRISSEY

CRO form

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

13 AUG 2007

COMPANIES REGISTRATION OFFICE

Companies R

1012763

Companies Capital Duty

Return of Allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Companies Acts, 1963 to 2001

Company Number

132287

B5

Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group, plc

Effective centre of management if outside the State

Registered Office

151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 16/07/2007
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Brian O'Hagan 26 Coneygere, Olney, Bucks MK46 4AF England	Ordinary shares of €0.30 each	2,600

CRO
CARLOW
10 AUG 2007
RECEIVED

Presenter's Name

Cliona Kelly

IAWS Group, plc

Telephone 01 6121200

Address

151 Thomas Street

Dublin 8

Reference pm/ck

croform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,600	Ordinary	0.30	7.95	20,670.00

Denomination ______________

Conversion rate, if any ______________

Total value of consideration € 20,570.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______________

Conversion rate, if any ______________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 16 July 2007

Name *Block letters please*

PAT MORRISSEY

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 31 July 2007

Company details

Company number 132287
Company name IAWS GROUP, PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1
Type of event Termination of relationship
Type of relationship Director

Particulars of director / secretary (1)

1. Termination of relationship Director

Type of entity Irish resident individual

Individual details

Surname Wall
Forename Patrick

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct.

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Type of Signature Signature as Secretary
Type of entity Irish resident individual

Individual details

Surname Morrissey
Forename Pat

Particulars of the presenter

Reference

Reference Number	pm/ck

Presenter details

Type of entity	Irish registered Company
Name	IAWS Group, plc
Address	151 Thomas Street Dublin 8
E-mail address	kellycm@iaws.ie
Telephone number	01 6121200
Fax number	01 6121321

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
IAWS Group, plc
151 Thomas Street
Dublin 8
Contact:
Cliona Kelly
01 6121200

B10 Submission id: 5253139
B10: Company Number: 132287
Company Name: IAWS GROUP, PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Pat Morrissey

Pat Morrissey

Signature

31 July 2007
Date

__Legal references:__

Collective Citation:
Companies Acts, 1963 to 2006

Attachments: Nil

There is no fee required for this submission

CRO
CARLOW
10 AUG 2007
RECEIVED

3

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Reg... 1022339

Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number 132287

B5 Euro

The return must be delivered within one month after the allotment

Company Name *in full*: IAWS Group, plc

FEE PAID IN FULL RECEIPT No.
27 AUG 2007
COMPANIES REGISTRATION OFFICE

Effective centre of management if outside the State

Registered Office: 151 Thomas Street, Dublin 8

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 14/08/2007

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

CRO CARLOW 23 AUG 2007 RECEIVED

Full name and address	Share class	Number of shares allotted
Richard Jermyn 24 Linden Vale, Proby Square, Blackrock, Co. Dublin	Ordinary shares of €0.30 each	30,000

Presenter's Name: Cliona Kelly
IAWS Group, plc

Address: 151 Thomas Street
Dublin 8

Telephone: 01 6121200

Reference: pm/ck

ccform

E

Consideration for allotment(s) consist of (✓ as appropriate)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 118(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
20,000	Ordinary	0.30	2.52	50,400.00
10,000	Ordinary	0.30	1.65	16,500.00

Denomination IR£

Conversion rate, if any 0.787564

Total value of consideration € 84,945.75

Enter this amount in page 3 section E1

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 14 August 2007

Name *Block letters please*

PAUL MORRISSEY

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Re[illegible] Office

1018430

Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 53, Companies Act, 1963
Section 114 to 122, Stamp Duties Consolidation Act, 1999

Company Number: 132287

B5 Euro

The return must be delivered within one month after the allotment

Company Name *in full*

IAWS Group plc

Effective centre of management if outside the State

PAID RECEIPT IN FULL
27 AUG 2007
COMPANIES REGISTRATION OFFICE

Note One
The period between the first and last dates should not exceed one month.

Registered Office
151 Thomas Street, Dublin 8

Date of allotment(s) *note one and two* made on 20/07/2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Mau[illegible] McGauran 7 C[illegible]nge Park Close Rah[illegible]ny Dublin 5	Ordinary shares of €0.30 each	5,000

Presenter's Name: Cl[illegible] Kelly
IAWS Group, plc

Address: 151 Thomas Street
Dublin 8

Telephone: 01 6121200

Reference: pm/ck

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 115(i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,000	Ordinary	0.30	7.95	39,750.00

Denomination ______

Conversion rate, if any ______

Total value of consideration € 39,750.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Conversion rate, if any ______

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as Form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature] Date 20 July 2007

Name *Block letters please*

PAT MORRISSEY

cc*form*

Regulatory Announcement

Go to market news section

Company	IAWS Group PLC
TIDM	IAW
Headline	Block Listing Review
Released	10:40 14-Aug-06
Number	6109H

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: ***Listing Applications, Irish Stock Exchange***
The *FSA*

Date: 12 August 2006

AVS No: 126615				
Name of *applicant*:		IAWS GROUP, plc		
Name of scheme:		IAWS GROUP, public limited company 1997 Share Option Scheme		
Period of return:	From:	13 February 2006	To:	12 August 2006
Balance under scheme from previous return:		465,500		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000 ordinary shares of €0.30 each – block list of 28 March 2006		
Number of *securities* issued/allotted under scheme during period:		656,000		
Balance under scheme not yet issued/allotted at end of period		309,500		
Number and *class* of *securities* originally listed and the date of admission		500,000 ordinary shares of €0.30 each – block list of 28 March 2006		
Total number of *securities* in issue at the end of the period		126,187,535		

Name of contact:	Alan Lowther

Address of contact:	IAWS GROUP, plc, 151 Thomas Street, Dublin 8
Telephone number of contact:	01 6121200

SIGNED BY ALAN LOWTHER
~~Director/~~company secretary~~/suitably experienced employee/duly authorised officer,~~
for and on behalf of

IAWS GROUP, plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

Close

Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Invests EU180m in Food Centre
Released	16:00 20-Sep-06
Number	2400J

RNS Number:2400J
IAWS Group PLC
20 September 2006

IAWS INVESTS €180M IN FOOD CENTRE OF EXCELLENCE

The IAWS GROUP Plc. today announced a €180 million investment in its speciality foods business Cuisine de France that will generate 130 new jobs at the Grange Castle Business Park in Clondalkin, County Dublin.

The investment will create a purpose built Centre of Excellence which will help fuel the continued growth of IAWS Group's Irish and international food business. It will incorporate a research and development centre for concept and product development, a customer visitor centre to showcase concept and product offerings, a training academy, a state of the art food manufacturing facility, as well as distribution and central management functions

The Centre of Excellence will be located on a twenty three-acre site within the Grange Castle Business Park. The development will comprise buildings totalling 42,600sq.m in size. The project has received planning approval. Construction work will commence shortly and is scheduled for completion by 2008. During the construction phase, an additional 100 jobs will be created in the area.

Commenting on the announcement Hugo Kane, Head of IAWS Food Group said:

> "This investment signals IAWS Group's intention to stay at the forefront of the food industry. We will continue to innovate in the fast moving international "Food to Go" sector providing new solutions of value to customers in the retail and food service sectors. We invest substantial sums on an ongoing basis in developing our products, facilities and food concepts. This new Centre of Excellence is a key part of this programme."

Ends. Wednesday, 20th September 2006

For further information contact:

Joe Murray 353 1 4980300
353 86 2534950

END

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Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Preliminary Results
Released	07:01 26-Sep-06
Number	4591J

RNS Number:4591J
IAWS Group PLC
26 September 2006

IAWS GROUP, PLC

Preliminary Results Announcement

Year ended 31 July 2006

IAWS GROUP, plc the international lifestyle foods and agribusiness group, announces its Preliminary Results for the year ended 31.7.2006.

Financial Highlights	31 July, 2006
*EPS diluted increased by 13.5%	81.60c
*Profit before tax up 14.6%	€123.5m
*Group operating profit 13.5% higher	€111.8m
Share of profit of associates and JV up 19.2%	€25.7m
Group revenue increased 10.6%	€1.56bn
Free cash flow (excluding disposals) up 20.5%	€100.7m
Group net borrowing	€216.5m
Final Dividend of 6.78 cent increases total by 13.5%	13.49c

* adjusted for intangible amortisation and exceptional items

Operational Highlights

- Continued growth in the Food Division, achieving revenues of €975.4m. Year on year revenue growth in Food was 15.4 per cent and operating profits * were up 15.9 per cent to €87.8m.
- Improved performance from Agribusiness Division with revenue increasing by 3.4 per cent to €582.0m and operating profits * up 5.4 per cent to €24.0m.
- Due to the strong operational performance during the year, the Group's free cash flow increased by 20.5% to €100.7m.
- The third phase of expansion at La Brea Bakery, New Jersey completed at a cost of €50 million bringing the total investment in the New Jersey site to over €100 million.

- Food Europe benefited from the first full year contribution from Groupe Hubert which was acquired in December 2004.

- The Group increased its shareholding in Hiestand Holding AG by 10% in an investment totalling €35.1m. The total shareholding is now 32%.

- The implementation of the Group wide Enterprise Resource Planning System (ERP) was successfully rolled out across the entire Lifestyle Food UK operation.

Chief Executive's comment:

Commenting on the 2006 performance, IAWS Group Chief Executive, Owen Killian said:

"The Group made excellent progress in 2006 with strong performances right across the business. The hallmark of the Food Division's performance is revenue growth combined with margin stability against a backdrop of rising input costs. Food North America completed a major capital investment programme in La Brea Bakery, New Jersey, that will provide a strong platform for future growth. Food Europe benefited from an excellent first full year financial contribution from French acquisition, Groupe Hubert, together with an excellent performance from our businesses in Ireland and the UK operating in competitive markets. The Agribusiness Division rebounded this year with increased demand for animal feed ingredients and fertiliser. Rising costs are a feature of all food businesses and make for a very challenging environment. Nevertheless, we remain confident about our prospects for growth."

The Preliminary Results Announcement is available on the Group website www.iaws.com. The institutional presentation will be posted on the website during the day.

ENDS. Tuesday, 26th September 2006

For reference contact:

Patrick McEniff, Chief Financial Officer 353 1 6121200

Joe Murray, Murray Consultants 353 1 4980300

353 86 2534950

PAGE 2

PRELIMINARY RESULTS STATEMENT

IAWS Group, plc announces an increase of 13.5 per cent in diluted earnings per share* for the year ending 31 July 2006 to 81.60c compared to 71.89c in the previous year.

Revenue

Group revenue was 10.6 per cent higher at €1.557 billion (€1.408bn). The outstanding feature of the year was the performance of the Group's Food Division which achieved revenue of €975.4m which represented an increase of 15.4 per cent over the prior year. Food Europe delivered revenue growth of 13.1 per cent at €836.3 million while Food North America (excluding the Joint Venture) reported a 31.4 per cent increase in the year to €139.1 million. Total underlying sales within Food Europe and Food North America were up 6.7 per cent and 26.1 per cent, respectively. Underlying sales in the Agribusiness Division grew 3.0 per cent to €582.0 million.

Operating Profit

Total profit before financing* including share of profit of associates and joint venture increased by 14.5 per cent to €137.5 million from €120.1 million. The Operating profit * from the Food Division before share of profit from associates and joint venture was €87.8 million compared with €75.8 million in 2005 - an increase of 15.9 per cent. The third phase of expansion at La Brea Bakery was completed during the year boosting revenue and profit growth in Food North America. Food Europe benefited from the first full year contribution from Groupe Hubert which was acquired in December 2004. The Agribusiness Division also performed well with operating profits * of €24.0 million which is 5.4 per cent higher than last year. Total operating margin * was 7.2 per cent. The operating margin within Food remained constant at 9.0 per cent while the Agribusiness margin improved by 10 basis points to 4.1 per cent.

Profit for the Financial Year

The profit for the financial year was €99.1 million compared to €94.6 million in 2005. The 2005 comparative results include an exceptional profit after tax of €7.3 million arising, primarily, from an Agribusiness disposal while the 2006 results include the benefit of €0.5 million primarily due to the disposal of surplus property. Adjusted profit for the financial year * (Note 7) increased by 14.4 per cent to €104.0 million compared with €90.9 million in 2005. A final dividend of 6.78 cent is proposed giving a total dividend for the year of 13.49 cent per share, an overall increase of 13.5 per cent.

Associates

Share of profit from associates and joint venture grew strongly increasing by over 19 per cent to €25.7 million compared with €21.5 million in 2005. The Tim Horton joint venture increased its contribution mainly due to favourable currency translation. The Group increased its shareholding in Hiestand Holding AG from 22 per cent to 32 per cent during the year with a consequent increase in contribution. In recent weeks Hiestand Holding AG reported half year results to 30 June 2006, showing revenue growth of 9.9 per cent with profits before interest and tax increasing by 12.7 per cent.

PAGE 3

Cash

Free cash flow excluding disposals increased by 20.5 per cent to €100.7 million confirming the continuing cash generative nature of the business.

Borrowings

Group net borrowings are €216.5m compared with €219.9m in 2005. The increase in shareholding in Hiestand Holding AG at a cost of €35.1 million accounts for the majority of acquisition investment expenditure of €43.1 million. New capital project investment expenditure of €67.9 million is principally accounted for by the investment in increased manufacturing capacity at La Brea Bakery, New Jersey, and continued investment in the Food Europe business. The Group also made a special contribution of €23.5m to the Group pension scheme. Interest cover at 9.9 times is in line with last year.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

Review of Operations

Food Division

Food Europe: Food Europe which comprises the Lifestyle Food businesses in Ireland, the UK and France, as well as Shamrock Foods, increased revenue by 13.1 per cent to €836.3m. This reflects underlying sales growth of 6.7 per cent.

Operating profit* in Food Europe increased by 12.9 per cent to €71.2 million. These results include a first full year contribution from Groupe Hubert which delivered strong revenue growth as the demand for premium quality, artisan product continues to increase. Groupe Hubert is a pioneer in the creation and distribution of bakery and savoury products to the craft and foodservice sectors

in France. The company distributes a range of over 800 products to in excess of 20,000 customers. Research and development is a cornerstone of the company's success as the French market is demanding in terms of consumer tastes and food expectations.

Lifestyle Foods Ireland performed well during the year recording strong revenue growth in a very competitive marketplace. Successful development of new products in partnership with key customers is a major driver of revenue as is the consumer trend towards higher value premium products. Carroll Cuisine's €8.3 million Food Centre of Excellence in Tullamore, Co. Offaly which was completed in the year has doubled production capacity and offers customers a complete range of chilled food to go solutions. Shamrock Foods had a satisfactory year and continues to benefit from the growth in Roma and Shamrock branded product ranges.

PAGE 4

Lifestyle Foods UK delivered an excellent result in the year having undergone some substantial structural changes. The business now has a common IT platform to support future growth. The implementation of the Group wide ERP was successfully rolled out across the entire Lifestyle Foods UK operation. We now believe the UK business is structurally well positioned for future growth in what is a highly competitive marketplace.

Food North America: In North America the Group continues to make excellent progress. Revenue (excluding the Joint Venture) grew by 31.4 per cent to €139.1 million reflecting underlying sales growth of 26.1 per cent. Operating profit * increased by 30.6 per cent to €16.6 million.

La Brea Bakery is now the established premium artisan bread brand in the US as confirmed by AC Nielsen. It is the only branded artisan bread programme offering nation wide coverage.

To satisfy growing demand the Group has continued its investment programme in production capacity at La Brea Bakery. The third phase of expansion at New Jersey has been completed. This €50 million development brings the total investment at the New Jersey facility to over €100 million. The benefits of this substantial and ongoing investment programme in the US are now beginning to flow. Operating from both the East and West Coast provides a distinct competitive advantage in the climate of rising fuel and transport costs. La Brea Bakery has absorbed substantial cost increases because it is operating at very high levels of efficiency and utilisation. The US market, while extremely competitive, offers substantial growth opportunities.

Development

Subsequent to the year end the Group has announced a €180 million investment in a new world class facility at a greenfield site in Grangecastle, Co. Dublin. This new facility will encompass research and development, manufacturing, distribution, an innovation centre and a training academy amongst other functions. The Group has entered into an option to dispose of the current operating site in Tallaght in 2009 following the relocation of its operations to Grangecastle for a minimum consideration of €48 million. To ensure we proactively develop knowledge, intellectual property and brand investment we have established IAWS Technology & Global Services Ltd ("TGS"). The future development of TGS will ensure knowledge management, which is a fundamental part of the continued success of the Group.

Agribusiness Division

Agribusiness, encompassing agri inputs and marine proteins, increased revenue by 3.4 per cent to €582.0 million reflecting underlying sales growth of 3.0 per cent. Operating profit * increased by 5.4 per cent to €24.0 million. The key driver of the improved performance has been increased demand for feed ingredients and fertiliser together with a major cost focus within the business. A combination of record livestock numbers on Irish farms, firm demand for beef and a shortfall in production against the Irish national milk quota were all contributory factors driving demand in Ireland.

PAGE 5

Following the first year of the single farm decoupled payment, it seems that farmers have adopted a wait and see approach as far as the impact of decoupling on production decisions is concerned. Market confidence is higher than anticipated and were this to continue, it would abate the potential negative impact of decoupling particularly on the Irish suckler herd which is key to maintaining livestock numbers at current levels.

The agriculture industry in the UK has come through a period of enormous change and increasing efficiency in the use of inputs has meant rising productivity. There is substantial investment in UK bio-fuel's projects which is a boost to UK cereal production. These new markets have the potential to improve returns for arable farmers. They help underwrite the future UK cereal crop area and augur well for fertiliser demand.

Marine proteins made progress in a very challenging market due to fluctuating product prices and rising energy costs. The Group operates out of strategically well located facilities in Killybegs, Aberdeen, Grimsby and the Shetlands. Location is becoming even more important with increasing fuel costs impacting substantially on the economics of operating fish trawlers. Killybegs is an optimal location for fish trawlers and the Group is planning a substantial investment to facilitate projected increased landings at this port. A full planning application has been lodged with Donegal County Council.

Dividend

The Board is recommending a final dividend of 6.78 cent per share compared with 6.052 cent per share in 2005. Together with the interim dividend of 6.71 cent per share, this raises the total dividend payment for the year to 13.49 cent per share, an increase of 13.5 per cent on the 2005 dividend.

Outlook

The Group is well placed to achieve further growth from continuing operations in the current financial year. In particular, the Lifestyle Foods market opportunity remains strong notwithstanding increased costs within the food industry.

ENDS

PAGE 6

IAWS Group, plc
Group income statement
for the year ended 31 July 2006

	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000	Pre-exceptional 2005 €'000	Exceptional 2005005 €'000	T €'
Revenue	1,557,305	-	1,557,305	1,408,174	-	1,40
Cost of sales	(1,204,238)	-	(1,204,238)	(1,110,506)	-	(1,11
Gross profit	353,067	-	353,067	297,668	-	29
Operating costs, net	(241,252)	1,347	(239,905)	(199,120)	8,627	(19
Operating profit before amortisation of intangible assets	111,815	1,347	113,162	98,548	8,627	10
Amortisation of intangible assets	(7,100)	-	(7,100)	(4,624)	-	(4,

Operating profit	104,715	1,347	106,062	93,924	8,627	10:
Share of profit of associates and joint venture	25,653	-	25,653	21,520	-	21,
Profit before financing costs	130,368	1,347	131,715	115,444	8,627	124,
Financing income	4,964	-	4,964	3,818	-	3,[illegible]
Financing costs	(18,893)	-	(18,893)	(16,118)	-	(16,
Profit before tax	116,439	1,347	117,786	103,144	8,627	111,[illegible]
Income tax expense	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,1[illegible]
Profit for the financial year	98,639	490	99,129	87,372	7,264	94,6[illegible]
Attributable as follows:						
Equity shareholders			98,798			94,3[illegible]
Minority interest			331			2[illegible]
			99,129			94,6[illegible]

PAGE 7

IAWS Group, plc
Other financial information
for the year ended 31 July 2006

Earnings per share	2006	2005
Basic		
'- After exceptional items and intangible amortisation	78.68c	75.86c
Diluted		
'- After exceptional items and intangible		

amortisation	77.77c	74.87c
Basic		
'- Before exceptional items and intangible amortisation	82.55c	72.84c
Diluted		
'- Before exceptional items and intangible amortisation	81.60c	71.89c
Free Cash flow per diluted ordinary share (including disposals)	82.87c	80.27c
Free Cash flow per diluted ordinary share (excluding disposals)	79.23c	66.26c
Dividend per ordinary share	13.49c	11.89c

PAGE 8

IAWS Group, plc
Group statement of recognised income and expense
for the year ended 31 July 2006

	2006 €'000	2005 €'000
Items of income and expense recognised directly in equity		
Foreign exchange translation adjustment	(57)	(1,097)
Share of associates' foreign exchange translation adjustment	524	-
Actuarial gain/(loss) on Group and associate defined benefit pension schemes	4,811	(10,175)
Deferred tax effect of actuarial (loss)/gain	(469)	1,063
Gains relating to cash flow hedges	153	-
Deferred tax effect of cash flow hedges	(40)	-
Net income/(expense) recognised directly in equity	4,922	(10,209)
Profit for the financial year	99,129	94,636
Total recognised income and expense for the year	104,051	84,427
Attributable as follows:		
Equity shareholders	103,699	84,226
Minority interest	352	201

Total recognised income and expense for the year	104,051	84,427

Impact of first time adoption of financial instrument standards, IAS 32 and IAS 39	
Cash flow hedges	711
Deferred tax relating to cash flow hedges	(89)
	622

PAGE 9

IAWS Group, plc
Group balance sheet
as at 31 July 2006

	2006 €'000	2005 €'000
ASSETS		
Non current assets		
Property, plant and equipment	308,388	287,578
Goodwill and intangible assets	334,024	336,028
Investments in associates and joint venture	159,221	116,087
Other investments	203	242
Deferred tax assets	8,474	15,029
Total non current assets	810,310	754,964
Current assets		
Inventory	88,539	88,299
Trade and other receivables	206,178	173,514
Derivative financial instruments	1,532	-
Cash and cash equivalents	74,556	47,687
Total current assets	370,805	309,500
TOTAL ASSETS	1,181,115	1,064,464

PAGE 10

IAWS Group, plc

Group balance sheet (continued)
as at 31 July 2006

	2006 €'000	2005 €'000
EQUITY		
Called up share capital	37,856	37,471
Share premium	51,899	43,745
Retained earnings and other reserves	388,071	298,215
Total equity attributable to equity shareholders of parent	477,826	379,431
Minority interest	2,910	3,924
TOTAL EQUITY	480,736	383,355
LIABILITIES		
Non current liabilities		
Interest bearing loans and borrowings	285,945	237,555
Employee benefits	8,876	36,852
Deferred government grants	3,006	3,359
Other payables	345	450
Deferred tax liabilities	49,902	51,785
Provisions	30,360	31,950
Total non current liabilities	378,434	361,951
Current liabilities		
Interest bearing borrowings	5,136	30,001
Trade and other payables	299,570	273,465
Corporation tax payable	13,832	11,027
Derivative financial instruments	747	-
Provisions	2,660	4,665
Total current liabilities	321,945	319,158
TOTAL LIABILITIES	700,379	681,109
TOTAL EQUITY AND LIABILITIES	1,181,115	1,064,464

PAGE 11

IAWS Group, plc
Group cash flow statement
for the year ended 31 July 2006

	2006 €'000	2005 €'000
Cash flows from operating activities		

Profit before tax	117,786	111,771
Financing costs, net	13,929	12,300
Share of profit of associates and joint venture	(25,653)	(21,520)
Depreciation of property, plant and equipment	27,631	23,932
Amortisation of intangible assets	7,100	4,624
Amortisation of government grants	(354)	(438)
Employee share-based payment charge	1,550	867
Loss/(profit) on termination of operations	572	(8,627)
(Profit)/loss on disposal of non current assests	(1,919)	454
Foreign exchange (gains)/losses	(684)	728
Special pension contribution	(23,496)	-
Operating profit before changes in working capital	116,462	124,091
(Increase)/decrease in inventory	(84)	4,598
(Increase) in trade and other receivables	(32,124)	(26,229)
Increase in trade and other payables	21,189	18,049
Cash generated from operating activities	105,443	120,509
Interest paid	(11,880)	(12,411)
Income tax paid	(11,583)	(18,771)
Dividends paid to minority interests	-	(205)
Net cash inflow from operating activities	81,980	89,122

IAWS Group, plc
Group cash flow statement (continued)
for the year ended 31 July 2006

	2006 €'000	2005 €'000
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	4,448	2,451
Purchase of property, plant and equipment		
+ •Ongoing	(7,910)	(7,363)
+ •New investments	(67,947)	(43,931)
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(2,644)	(94,141)
Disposal of subsidiaries and businesses	-	14,743
Disposal of other investments	655	-
Dividends received	19,118	16,223
Purchase of minority interest	(1,366)	-
Investments in and advances to associates and joint venture	(35,061)	(3,304)
Deferred consideration and acquisition costs paid	(3,988)	(6,788)
Other	(480)	33
Net cash flow from investing activities	(95,175)	(122,077)
Cash flows from financing activities		
Proceeds from issue of share capital	8,539	6,121
Drawdown of loan capital	67,144	46,409
Capital element of finance lease liabilities	(20,453)	(565)
Equity dividends paid	(16,036)	(14,052)

Net cash flow from financing activities	39,194	37,913
Net increase in cash and cash equivalents	25,999	4,958
Translation adjustment	380	(155)
Cash and cash equivalents at start of year	43,419	38,616
Cash and cash equivalents at end of year	69,798	43,419

IAWS Group, plc
Notes to the Preliminary results statement
for the year ended 31 July 2006

1 Basis of preparation

The auditor has issued an unqualified audit opinion on the Group financial statements for the year ended 31 July 2006 from which certain financial information included on pages 7 to 21 of this preliminary results statement has been extracted

2 International financial reporting standards

As required by European Union (EU) law, from 1 August 2005 the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

These are the Group's first financial statements prepared in accordance with IFRS as adopted by the EU and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information

(a) Analysis by business segment

(i) Segment revenue and result	FOOD EUROPE		FOOD NORTH AMERICAROUP			AGRI	ELIMI
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000	20060050 €'000'000
Segment revenue	836,278	739,350	191,972	152,707	581,955	563,004	(52,900)
Operating profit before exceptional items	71,190	63,052	16,631	12,734	23,994	22,762	-11,

Exceptional items	-	-	(228)	-	1,575	8,627	-,:
Operating profit before amortisation of intangible assets	71,190	63,052	16,403	12,734	25,569	31,389	-13,]
Amortisation of intangible assets	(6,612)	(4,429)	(264)	(27)	(224)	(168)	-7,1(
Operating profit	64,578	58,623	16,139	12,707	25,345	31,221	-06,(
Share of profit of associates and joint venture	9,155	6,800	14,793	12,598	1,705	2,122	-5,6!
Profit before financing costs	73,733	65,423	30,932	25,305	27,050	33,343	-31,'

* The eliminations detailed above consist of the joint venture revenues within the Food North America business

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information (continued)

a. Analysis by business segment (continued)

(ii) Segment assets

	FOOD EUROPE		FOOD NORTH AMERICAROUP		AGRIOTAL	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	200! €'00(
Segment assets excluding investments in associates and joint venture	567,000	552,341	170,678	159,419	199,451	173,659:
Investments in associate and joint venture	85,463	40,463	65,577	65,753	8,181	9,871!
Segment assets	652,463	592,804	236,255	225,172	207,632	183,530,

Reconciliation
to total assets as reported in
Group balancesheet

Listed

investments0342
Derivative
financial
instruments,532

Cash and cash
equivalents4,5567,687
Income tax and
deferred tax assets,4745,029

Total assets
as reported in Group balance sheet,181,115,064,464

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information (continued)

a. Analysis by business segment (continued)

(iii) Segment liablities	FOOD EUROPE		FOODGRIOTAL NORTH AMERICAROUP		
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	20060050 €'000'000
Segment liabilities	208,455	215,083	23,565	23,421	112,79712,2

Reconciliation
to total liabilities as
reported in
Group balance sheet

Interest
bearing loans
and liabilities91,08167,556
Derivative
financial instruments47

Income tax and
deferred tax
liabilities3,7342,812

Total
liabilities as reported
in the
Group balance sheet00,37981,109

(iv) Other segment
information

Depreciation	15,846	12,537	5,532	4,812	6,253,5837,6:
Capital expenditure - property, plant and equipment	18,041	45,924	27,006	17,306	8,545,2253,59:
Capital expenditure - computer					

related intangibles	4,586	3,145	-	281	10815,694,841	
Capital expenditure - brand related intangibles	-	-	-	-	78282	
Total capital expenditure	22,627	49,069	27,006	17,587	9,435	8,

PAGE 17

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

3 Segmental information (continued)

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000
Segment revenue	1,418,233	1,302,354	139,072	105,820	1,557,305	1,408,174
Segment assets	860,095	776,334	236,255	225,172	1,096,350	1,001,506
Capital expenditure	32,062	57,709	27,006	17,587	59,068	75,296

4 Earnings per Share

The calculation of basic earnings per share is based on the weighted average number of ordinary shares in issue during the year. For the calculation of diluted earnings per share, the weighted average number of shares in issue during the year has been adjusted as follows:

Weighted average number of ordinary shares used in

the basic calculation	125,568	124,381
Effect of share options with a dilutive effect	1,469	1,645
Weighted average number of ordinary shares (diluted) for the year	127,037	126,026

PAGE 18

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

4 Earnings per Share (continued)

The Earnings per Share adjusted for exceptional items and intangible amortisation is set out
below:

	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Basic				

Profit for the financial year	98,798	78.68	94,360	75.86
Adjustments:				
Amortisation of intangible assets	7,100	5.65	4,624	3.72
Amortisation of related deferred tax liability	(1,749)	(1.39)	(1,117)	(0.90)
Exceptional items, net of tax	(490)	(0.39)	(7,264)	(5.84)
Adjusted basic earnings per share	103,659	82.55	90,603	72.84

Diluted	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Profit for the financial year	98,798	77.77	94,360	74.87
Adjustments:				
Amortisation of intangible assets	7,100	5.59	4,624	3.67
Amortisation of related deferred tax liability	(1,749)	(1.38)	(1,117)	(0.89)
Exceptional items, net of tax	(490)	(0.38)	(7,264)	(5.76)
Adjusted fully diluted earnings per share	103,659	81.60	90,603	71.89

PAGE 19

IAWS Group, plc
Notes to the Preliminary results statement (continued)
for the year ended 31 July 2006

5 Exceptional items	2006 €'000	2005 €'000
Profit on disposal of operations (i)	-	10,001
Loss on termination of operations (ii)	(572)	(1,374)
Profit on disposal of property, plant and equipment (iii)	1,304	-
Profit on disposal of other investments (iv)	615	-
	1,347	8,627

i. Profit on disposal of operations

In 2005, the profit on disposal of operations represented the profit on the early

termination of an agreement with Irish Agricultural Wholesale Society

Limited in respect of the disposal of two businesses in the Agri business.

ii. Loss on termination of operations

In 2006 the loss on termination of operations consists primarily of the loss on

the disposal of Premier Petfoods Limited, an Irish based company engaged in the distribution of pet foods.

In 2005, the loss on termination of operations represented the costs of closing two operations within the Agri business.

iii. Profit on disposal of property, plant and equipment

In 2006 the profit on disposal of property, plant and equipment relates to gain arising on the sale of properties. One of the Group's Agri businesses disposed of property located in Co. Waterford and the Food North America business disposed of a property located in Chicago.

iv. Profit on disposal of other investments

The profit on disposal of other investments relates to the sale of investments.

6 Adjusted profit on ordinary activities before taxation

	2006 €'000	2005 €'000
Profit on ordinary activities before taxation	117,786	111,771
Add: Intangible amortisation	7,100	4,624
Less: Exceptional profit	(1,347)	(8,627)
Adjusted profit on ordinary activities before taxation	123,539	107,768

IAWS Group, plc
Notes to the Preliminary Results Statement (continued)

for the year ended 31 July 2006

7. Adjusted profit for the finanical year after taxation

	2006 €'000	2005 €'000
Profit for the financial year after taxation	99,129	94,636
Add: Intangible amortisation	7,100	4,624
Less: Related deferred tax liability	(1,749)	(1,117)
Less: Exceptional items, net of tax	(490)	(7,264)
Adjusted profit for the financial year after taxtion	103,990	90,879

8 Statement of changes in Shareholders' Equity

	Share premium €'000	Cash flow hedge reserve €'000	Share option reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2005	43,745	-	1,517	3,198	(1,097)	294,597	341,960
Impact of adoption of IAS 32							

and IAS 39	-	711	-	-	-	-	711
Related deferred tax	-	(89)	-	-	-	-	(89)
At 1 August 2005, adjusted	43,745	622	1,517	3,198	(1,097)	294,597	342,582
Foreign exchange translation	-	-	-	-	(57)	-	(57)
Group and associate defined benefit pension schemes	-	-	-	-	-	4,811	4,811
Deferred tax on Group defined benefit schemes	-	-	-	-	-	(469)	(469)
Gains relating to cash flow hedges	-	174	-	-	-	-	174
Deferred tax relating to cash flow hedges	-	(40)	-	-	-	-	(40)
Profit for the period attributable to equity holders	-	-	-	-	-	98,798	98,798
Issue of ordinary shares	8,154	-	-	-	-	-	8,154
Share based payments	-	-	1,550	-	-	-	1,550
Dividends paid	-	-	-	-	-	(16,036)	(16,036)
Share of associates other reserve movements	-	(21)	-	-	524	-	503
At 31 July 2006	51,899	735	3,067	3,198	(630)	381,701	439,970

PAGE 21

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Company	IAWS Group PLC
TIDM	IAW
Headline	IAWS acquires Otis Spunkmeyer
Released	07:00 16-Oct-06
Number	4873K

RNS Number:4873K
IAWS Group PLC
16 October 2006

IAWS ACQUIRES OTIS SPUNKMEYER IN THE US

LEADING PREMIUM BAKED GOODS BRAND

ENTERPRISE VALUE $561m (€445m)

IAWS Group, plc (" IAWS ") the international food company, today announced the signing of an agreement to acquire Otis Spunkmeyer Holdings, Inc (" Otis "), a leading US specialty baked goods business, from the private equity firm of Code Hennessy & Simmons and the current management team of Otis Spunkmeyer.

Based on a closing enterprise value of $561 million, the consideration for the equity is circa $340m with an additional payment to stock and option holders contingent on the achievement of agreed performance milestones, up to a maximum of $25m. The acquisition is being funded by additional debt facilities.

Otis Spunkmeyer is a major premium freshly baked goods brand in its US market categories. An iconic brand, it has strong recognition and awareness across a national customer base in the foodservice and retail channels. The company has a unique flexible coast-to-coast supply chain to its 62,000 customers, offering direct delivery through 52 nationwide sales centers.

In addition to supplying prepared products for fresh baking, Otis also supports customers with ovens, mechandising, display cases and point of sale material. Otis has over 55,000 ovens in use throughout the USA in both foodservice and retail outlets. The company operates four manufacturing facilities strategically located in California, Texas, South Carolina and Pennsylvania.

Otis generated revenue of $336m for the year ended 31 December 2005, EBITDA of $48m and operating profit of $29.1m ($35.3m when adjusted for intangible amortisation). From 2001 to 2005 Otis achieved a net sales compound annual growth rate in excess of 9 per cent. Total assets (excluding goodwill and intangibles), at acquisition will be c.$50m.

Otis Spunkmeyer has a strong presence in a niche growth segment of the bakery market that is complementary to IAWS' existing La Brea Bakery business. In the year to July 2006 La Brea Bakery increased sales by over 26 per cent and is the leading Artisan bread brand in the USA. The Group will now have a major brand presence in two niche growth segments of the specialty bakery market. The acquisition will increase IAWS' sales in the US by 200 per cent to over $530m, bringing scale to these operations.

It is expected that the acquisition will be earnings enhancing for IAWS from the date of completion, which is scheduled for the end of October, 2006.

Code Hennessy & Simmons and the current management team of Otis Spunkmeyer together completed an MBO of the business in 2002. John Schiavo, who has been

CEO of the business since 1996, will remain with the business, as will the rest of the current senior management team. Steven R. Brown, partner at Code Hennessy & Simmons said:

> " We are pleased to have worked closely with John and his exceptional group of managers over the last four years, extending Otis Spunkmeyer's history of success, The growth of the company during this period is a reflection of their vision, focus on quality and commitment to both customers and employees. "

IAWS was advised on the transaction by Bank of America and BMO Capital Markets. Otis Spunkmeyer was advised by Merrill Lynch & Co. and JP Morgan Securities Inc.

Commenting on the transaction Owen Killian, CEO of IAWS Group, plc said:

> " Otis Spunkmeyer is an exceptional company with an outstanding performance record, a national distribution platform and a superb product range. It has proven management that is committed to the business and that shares IAWS' passion for customer service, product innovation and quality. Otis' product categories are complementary with our existing US business in both retail and food service channels. The acquisition is an excellent fit and offers IAWS a strong platform for future growth in the US market"

For Reference Contact :

Patrick McEniff,
Chief Financial Officer +353 1 6121200

Francis Haren,
Senior Vice President,
Strategic and Corporate Development US +1 818 742428

Joe Murray
Murray Consultants +353 1 4980300
+353 86 2534950

Monday, October 16th, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Director/PDMR Shareholding
Released	15:59 19-Oct-06
Number	7468K

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) BOTH (i) AND (ii)**
3	Name of person discharging managerial responsibilities/director **OWEN KILLIAN**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares~

	ACQUISITION OF BENEFICIAL INTEREST FOLLOWING AWARD OF SHARES TO PERSON NAMED IN 3 ABOVE		**18,750 ORDINARY SHARES OF €0.30 EACH**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **OWEN KILLIAN**	8	State the nature of the transaction **AWARD OF SHARES IN ACCORDANCE WITH THE TERMS OF THE IAWS GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN**
9	Number of shares, debentures or financial instruments relating to shares acquired **18,750**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.015%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.05**	14	Date and place of transaction **DUBLIN, 18 OCTOBER 2006**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **331,595 SHARES** **0.26%**	16	Date issuer informed of transaction **18 OCTOBER 2006**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**

19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries **ALAN LOWTHER** **01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification **ALAN LOWTHER, COMPANY SECRETARY** **Date of notification 19 OCTOBER 2006**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) BOTH (i) AND (ii)**
3	Name of person discharging managerial responsibilities/director **PATRICK MCENIFF**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **ACQUISITION OF BENEFICIAL INTEREST FOLLOWING AWARD OF SHARES TO PERSON NAMED IN 3 ABOVE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares~ **12,656 ORDINARY SHARES OF €0.30 EACH**

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **PATRICK MCENIFF**	8	State the nature of the transaction **AWARD OF SHARES IN ACCORDANCE WITH THE TERMS OF THE IAWS GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN**
9	Number of shares, debentures or financial instruments relating to shares acquired **12,656**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.01%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.05**	14	Date and place of transaction **DUBLIN, 18 OCTOBER 2006**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **136,507 SHARES** **0.11%**	16	Date issuer informed of transaction **18 OCTOBER 2006**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**

23	Any additional information N/A	24	Name of contact and telephone number for queries ***ALAN LOWTHER*** **01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification

ALAN LOWTHER, COMPANY SECRETARY

Date of notification 19 OCTOBER 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) BOTH (i) AND (ii)**
3	Name of person discharging managerial responsibilities/director **HUGO KANE**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **ACQUISITION OF BENEFICIAL INTEREST FOLLOWING AWARD OF SHARES TO PERSON NAMED IN 3 ABOVE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares~ **12,656 ORDINARY SHARES OF €0.30 EACH**

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **HUGO KANE**	8	State the nature of the transaction **AWARD OF SHARES IN ACCORDANCE WITH THE TERMS OF THE IAWS GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN**
9	Number of shares, debentures or financial instruments relating to shares acquired **12,656**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.01%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.05**	14	Date and place of transaction **DUBLIN, 18 OCTOBER 2006**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **118,108 SHARES** **0.94%**	16	Date issuer informed of transaction **18 OCTOBER 2006**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**

23	Any additional information **N/A**	24	Name of contact and telephone number for queries **ALAN LOWTHER** **01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification
ALAN LOWTHER, COMPANY SECRETARY
Date of notification **19 OCTOBER 2006**

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Reorg of business activities
Released	09:00 26-Oct-06
Number	0726L

RNS Number:0726L
IAWS Group PLC
26 October 2006

IAWS to establish new operating company - Origin Enterprises plc

IAWS Group plc ("IAWS") today announces plans to establish a new operating company to create a specialist focus around the original core Agri and non Lifestyle Foods businesses of the group. IAWS will transfer these operations under a new wholly owned subsidiary to be called Origin Enterprises plc ("Origin").

The purpose of this initiative is to provide additional momentum to these businesses and to facilitate development.

Origin Agribusiness activities will comprise the Agri Inputs division (feed ingredients, fertiliser blending and agri supplies) and Marine Proteins and Oils. Origin Food activities will include the business of Shamrock Foods Limited together with the IAWS 50% interest in Odlum Group Milling.

The focus of Origin will be to enhance shareholder return through a combination of organic and new investment opportunities. Origin will have the benefit of a substantial operating asset base associated with the acquired businesses including a number of significant properties with development potential located in areas destined for future development and regeneration. The objective will be to add value to these properties over time in order to maximise their potential.

IAWS will establish a separate Origin board which will operate under dedicated management. Tom O'Mahony, who has been IAWS Chief Operating Officer since 2004, is to join the Board of IAWS and will become CEO of Origin. New responsibilities for IAWS management transferring to Origin include Peader Kearney, head of Food; Liam Larkin, head of Agri Inputs; and Tom Tynan, head of Marine Proteins and Oils. New management include Brendan Fitzgerald, Finance Director; and John Butler with responsibility for business development and property.

Turnover and operating profit including share of associates (after tax) attributable to the Origin businesses for the Year Ending 31 July 2006 was €819m and €36.4m respectively. Operating cash flow for the period was €43.1m.

Commenting on the announcement today, Owen Killian, Chief Executive of IAWS said,

"Origin Enterprises plc provides a distinctive focus to develop the original activities of the group. The consistent track record of high investment returns and cash flow generation achieved across these activities is a direct result of the contribution made by the management team over the years. These businesses have scale, leading market positions, strong brands and substantial property assets. We have established a focussed and incentivised management resource which will ensure that Origin Enterprises plc is well placed to enhance future value for our shareholders".

Ends. Thursday, 26th October 2006

For reference: Joe Murray

Murray Consultants

Telephone: (353) 01 498 0330

086 253 4950

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Appointment of Director
Released	09:01 26-Oct-06
Number	0727L

RNS Number:0727L
IAWS Group PLC
26 October 2006

IAWS GROUP PLC

Tom O'Mahony appointed a Director

The Board of IAWS Group plc ("IAWS") is pleased to announce the co-option of Mr. Tom O'Mahony to the Board as an Executive Director with responsibility for the original Agri and non Lifestyle Foods businesses of IAWS. Mr. O'Mahony is currently Chief Operations Officer of the Group and has held operational and financial management responsibilities across the group since joining IAWS in 1985.

IAWS earlier today announced plans to establish a new operating subsidiary to be called Origin Enterprises plc ("Origin") to create a specialist focus around the original Agri and non Lifestyle Foods businesses of the group. Mr. O'Mahony is to become Chief Executive of Origin.

Mr. O'Mahony is a member of the Chartered Institute of Management Accountants (CIMA) and a Commerce graduate of UCD. He has considerable experience across the group's original activities having played a key role in the acquisition and repositioning of these businesses over the past two decades.

Ends	Thursday, 26th October 2006
For reference:	Joe Murray, Murray Consultants
Telephone:	(353 1) 498 0300
	086 253 4950

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Further re Appointment
Released	11:35 26-Oct-06
Number	0905L

26 October 2006

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

Company Announcements Office
London Stock Exchange
London EC2N 1HP

Appointment of Tom O'Mahony as executive director

In compliance with Regulation 16.6.13 of the Irish Listing Rules and Regulation 9.6.13 of the UK Listing Rules, we now confirm that Mr Tom O'Mahony has been co-opted by the Board as an executive director of IAWS GROUP, plc (the "Company") with effect from 25th October 2006.

The Company confirms that there are no other matters requiring disclosure in relation to Regulation 16.6.13 (1) to (6) of the Irish Listing Rules and Regulation 9.6.13 (1) to (6) of the UK Listing Rules.

We confirm that Mr Tom O'Mahony has the following notifiable interests in IAWS GROUP, plc:

- 81,766 Ordinary Shares of €0.30 each, representing 0.065% of the total issued share capital of the Company
- Options over 150,000 Ordinary Shares of €0.30 each which are exercisable at various prices between €7.95 and €14.36 and at various dates up to April 2009.

Yours faithfully

FOR AND ON BEHALF OF IAWS GROUP, PLC

Alan Lowther

GROUP SECRETARY

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	12:34 14-Nov-06
Number	0486M

IAWS Group Plc

14 November 2006

Re: Holding in Company

A letter received from IAWS Group plc dated 14 November 2006, received by the Irish Stock Exchange on the 14 November 2006.

14 November 2006

Mr James Ferguson
Irish Stock Exchange
28 Anglesea Street
Dublin 2

Dear Mr Ferguson

(Re: Disclosure of Interest pursuant to Section 67 Companies Act 1990)

We have been advised by FMR Corp, 82 Devonshire Street, Boston, MA 02109-3614, USA that it and its direct and indirect subsidiaries and Fidelity International Limited P.O. Box HM 670, Hamilton HMCX, Bermuda and its direct and indirect subsidiaries both being non-beneficial holders, hold 17,646,762 Ordinary Shares in IAWS Group, plc. The date of this notification was 13 November 2006.

On the basis of the current total issued Ordinary Shares of 126,187,535 this represents 13.98%.

Yours sincerely

Tom O'Mahony
Director

A.V.S Number: 652865

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Brochure of Particulars
Released	14:38 28-Nov-06
Number	8451M

IAWS Group Plc

22 November 2006

RE: BROCHURE OF PARTICULARS

A block listing application has been made to the Irish Stock Exchange and to the UK Listing Authority for 500,000 Ordinary Shares of nominal value €0.30 each, in the capital of IAWS to be admitted to the Official List of the UK Listing Authority and the Official List of the Irish Stock Exchange and application has been made to the London Stock Exchange for such shares to be admitted to trading. These shares will be allotted following the exercise of share options pursuant to the IAWS Group, Plc 1997 Share Option Scheme.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	AGM Statement
Released	11:12 04-Dec-06
Number	1635N

RNS Number:1635N
IAWS Group PLC
04 December 2006

IAWS GROUP plc

Chairman Statement - Mr. Denis Lucey

AGM 4TH December 2006

Westin Hotel, Dublin

Ladies and Gentlemen

It is great honour to be able to, yet, again report on an excellent performance for IAWS Group plc for its financial year ended 31st July 2006. Diluted E.P.S increased by 13.5% to 81.6 cents. Adjusted pre-tax profits increased by 14.6% to €123.5m. Free cash flow, ignoring disposals, up 20.5% to €100.7m.

A proven ability to generate cash enables the Board and management to pursue an aggressive growth policy. This by-way of keeping the current operations and product offerings in the cutting edge of technology and up to date with consumer requirements, and also by acquisition. The Group has an excellent track record in that regard.

I will take a few moments to highlight some points relating to the various businesses that make up the Group. Let me start by saying that each one turned in an excellent result.

Food Division

Revenues increased by 15.4% to €975.4m. The food division contributed 81% of the Group operating profit. This excellent performance was reflected across all markets, Ireland, UK, France and the US. It was the first full year of ownership of Groupe Hubert in France, which more then delivered on expectations.

Associates and Joint Venture

Tim Hortons continued it's excellent performance as did Hiestand. During the year the Group increased its holdings in Hiestand from 22% to 32% at a cost of €35.1m.

Associates and Joint Venture contributed €25.6m% to operating profits - an increase of 19%.

Agri/Nutrition

A very good performance with revenues of €582m and profits of €24m i.e. up 5.4%. This is a very significant business. We will refer again to this.

Post Year End

The Board is happy with the overall trading performance since financial year end. In that period there have been 2 very significant happenings

1. The purchase of Otis Spunkmeyer
2. The creation of Origin Enterprises plc

Both of these warrant some time during this meeting. Before I deal with Resolution 5 on the agenda, I will ask our CEO Owen Killian to address you relating to these. This will also help you in your understanding of Resolution 5.

Board Changes

In January Jim Moloney retired from the Board having given long and dedicated service as a Director and Chairman.

His sudden death in April came as a great shock to many people and his friendship and good council is and will be missed.

May he rest in peace.

Mr. Tom O' Mahony was co-opted to the Board in October and in accordance with the Articles of Association will be before you later for election.

Ladies and Gentlemen thank you for your attention.

I now call on our Auditor Michael Flaherty of KPMG to deal with the Audit report and he sees fit.

Ends.	Monday, 4th December 2006
For reference:	Joe Murray Murray Consultants
Telephone:	01 498 0300 086 253 4950

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Annual Information Update
Released	11:48 08-Jan-07
Number	1338P

ANNUAL INFORMATION UPDATE (AIU)

OF

IAWS GROUP, PLC

In accordance with
Part II of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005)

Made on 8th January 2007

Part 1. Introduction

IAWS Group, plc published its Annual Report on 10th November 2006 and is now submitting its AIU to the Stock Exchange in accordance with Part II of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). We are publishing the AIU via an RIS today and will be making it available on the Investor Relations Section of our website, www.iaws.com.

Part II. Chronological List of Announcements and Filings

The following is a list of the filings which have been made to the Irish Stock Exchange and the UKLA, pursuant to the rules of those markets, for the period from 13th January 2006 to 8th January 2007.

The Company also includes all filings made to the Companies Registration Office ("CRO") during the same period and lists these separately.

ISE/UKLA Filings

Date	**Announcement made**
4 December 2006	AGM Statement
28 November 2006	Brochure of Particulars
14 November 2006	Holding in Company
26 October 2006	Further re. appointment
26 October 2006	Appointment of Director

26 October 2006	Reorg of business activities
19 October 2006	Director/PDMR Shareholding
16 October 2006	IAWS acquires Otis Spunkmeyer
26 September 2006	Preliminary Results
20 September 2006	Invests EU180m in Food Centre
14 August 2006	Block Listing Review
31 May 2006	Holding in Company
10 May 2006	Director/PDMR Shareholding
3 May 2006	Director/PDMR Shareholding
21 April 2006	Director/PDMR Shareholding
4 April 2006	Holding in Company
28 March 2006	Brochure of Particulars
22 March 2006	Director/PDMR Shareholding
14 March 2006	Holding in Company
13 March 2006	Interim Results
13 February 2006	Block Listing Review
30 January 2006	AGM Chairman Statement
19 January 2006	Director/PDMR Shareholding
13 January 2006	Annual Information Update
CRO Filings	
Date	**Filing made**
21 December 2006	G1 – Special Resolution
21 December 2006	Amended M&A
21 December 2006	G1 – Ordinary Resolution
18 December 2006	B5 – Return of Allotments
13 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
12 December 2006	B5 – Return of Allotments
29 November 2006	C1 – Mortgage/Charge created by an Irish Company
16 November 2006	B10 – Change in director
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
13 November 2006	B5 – Return of Allotments
6 November 2006	B5 – Return of Allotments
2 November 2006	B5 – Return of Allotments
5 July 2006	B5 – Return of Allotments
20 June 2006	B5 – Return of Allotments
20 June 2006	B5 – Return of Allotments
6 June 2006	B5 – Return of Allotments
6 June 2006	B5 – Return of Allotments
1 June 2006	B5 – Return of Allotments
1 June 2006	B5 – Return of Allotments

29 May 2006	B5 – Return of Allotments
19 May 2006	B5 – Return of Allotments
19 May 2006	B5 – Return of Allotments
14 May 2006	B5 – Return of Allotments
14 May 2006	B5 – Return of Allotments
28 April 2006	B5 – Return of Allotments
28 April 2006	B5 – Return of Allotments
28 April 2006	B5 – Return of Allotments
24 March 2006	B5 – Return of Allotments
20 March 2006	B5 – Return of Allotments
14 March 2006	B5 – Return of Allotments
9 March 2006	B5 – Return of Allotments
21 February 2006	B5 – Return of Allotments
20 February 2006	B5 – Return of Allotments
8 February 2006	B5 – Return of Allotments
7 February 2006	B10 – Change in director
7 February 2006	GI – Special Resolution
7 February 2006	G1 – Special Resolution
7 February 2006	Amended M&A
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B5 – Return of Allotments
2 February 2006	B1 – Annual Return
2 February 2006	Accounts
23 January 2006	B5 – Return of Allotments
19 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments
11 January 2006	B5 – Return of Allotments

Part III. Location of the full text of the Announcements/Filings

All Announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UKLA will be available for inspection on the Irish Stock Exchange website – www.ise.ie.

Copies of any filings made to the Companies Registration Office will be available from the CRO.

Part IV. Accuracy of Information.

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

For further information

Murray Consultants
+353 1 4980300
(Media Relations)

Marion Caulwell
+353 1 6121200
(Investor Relations – IAWS GROUP, plc)

Alan Lowther
+353 1 6121200
(Company Secretary – IAWS GROUP, plc)

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Blocklisting Review
Released	11:51 12-Feb-07
Number	0940R

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: ***Listing Applications, Irish Stock Exchange***
The ***FSA***

Date: 12 February 2007

Name of *applicant*:		IAWS Group, plc		
Name of scheme:		IAWS Group public limited company 1997 Share Option Scheme		
Period of return:	From:	13 August 2006	To:	12 February 2007
Balance under scheme from previous return:		309,500		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000 Ordinary Shares of €0.30 each – Block List of 28 November 2006		
Number of *securities* issued/allotted under scheme during period:		461,600		
Balance under scheme not yet issued/allotted at end of period		347,900		
Number and *class* of *securities* originally listed and the date of admission		500,000 Ordinary Shares of €0.30 each – Block List of 28 November 2006		
Total number of *securities* in issue at the end of the period		126,649,135		

Name of contact:	Alan Lowther
Address of contact:	151 Thomas Street, Dublin 8
Telephone number of contact:	01 6121200

SIGNED BY ___ALAN LOWTHER_______________________________

~~Director~~/company secretary/~~suitably experienced employee/duly authorised officer,~~

for and on behalf of

_IAWS GROUP, PLC_______________________________

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	15:35 02-Mar-07
Number	2551S

IAWS GROUP PLC

2 March 2007

Re: Holding in Company

Disclosure of notifiable interests of Pat Morrissey, Company Secretary.

In compliance with Regulation 6.11.1 of the Irish Listing Rules and Regulation 9.6.7 of the UK Listing Rules we now confirm that Mr Pat Morrissey, Company Secretary, has the following notifiable interests in IAWS GROUP, plc:

- 64,038 Ordinary Shares of €0.30 each, representing 0.051% of the total issued share capital of the Company.
- Options over 150,000 Ordinary Shares of €0.30 each which are exercisable at various prices between €7.95 and €14.36 and at various dates up to April 2011.

Yours faithfully

FOR AND ON BEHALF OF IAWS GROUP, PLC

Owen Killian
COMPANY DIRECTOR

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Interim Results
Released	07:01 12-Mar-07
Number	7334S

RNS Number:7334S
IAWS Group PLC
12 March 2007

IAWS GROUP, plc

Interim Results Announcement

Half Year ended 31 January 2007

2007 Interim Results Summary

	2007	2006	%
	€'000	€'000	
Group revenue	838,456	714,680	17.3
*Group operating profit	57,342	45,955	24.8
Share of associates & joint venture	12,998	10,864	19.6
*Operating profit incl. associates	70,340	56,819	23.8
Finance cost	(14,297)	(7,444)	92.1
*Pre tax profits	56,043	49,375	13.5
*Profit for the period	47,520	41,958	13.3
*Adjusted fully diluted EPS (cent)	37.15c	33.13c	12.1

* before intangible amortisation and exceptional items

Chief Executive Officer's comment:

Commenting on the 2007 Interim performance, IAWS Group Chief Executive Officer, Owen Killian said:

"IAWS Group has had a good start to 2007 with satisfactory growth being achieved across the business. In November 2006, the Group made its largest ever acquisition, acquiring Otis Spunkmeyer in the US, an excellent strategic fit. IAWS is now a market leader in two complementary growth categories in the North American value added bakery market. Origin Enterprises, the vehicle created during the period to focus on the original businesses of the Group, delivered a very satisfactory performance in the first half. The Group is examining a number of strategic options for the future development and related funding of this business."

The Interim Results Announcement is available on the Group website www.iaws.com.

ENDS 12 March 2007

For further information
IAWS Group, plc
Owen Killian, Chief Executive Officer Tel: 01 6121200

Murray Consultants
Joe Murray, Tel: 01 4980300
Mobile: 086 2534950

IAWS Group, plc
Chief Executive Officer's statement

IAWS Group, plc announces an increase of 12.1 per cent in diluted earnings per share* for the half year ending 31 January 2007 to 37.15c compared to 33.13c in the previous year. The adjusted profit for the period was €49.6m compared to €43.2m last year - this is before an increased amortisation charge of €6.8m compared to €3.5m for the prior period. The interim dividend has been increased by 12 per cent to 7.51c per share.

Group revenue was 17.3 per cent higher at €838.5m. The Food division achieved revenue of €463.5m, an increase of 27.4 per cent over the previous year. Food North America reported revenue growth of 125.4 per cent in the period to €145.7m. This includes three months revenue of €71.6m from Otis Spunkmeyer and a 14.7 per cent increase in revenues in La Brea Bakery. Food Europe delivered revenue growth of 6.2 per cent to €317.8m. Revenue in Origin Enterprises ("Origin") grew 6.9 per cent to €374.9m.

Group operating profit* increased by 24.8 per cent to €57.3m. The operating profit* from the Food Division was €45.5m compared with €35.2m in 2006 - an increase of 29.4 per cent. Origin delivered a satisfactory performance with operating profits* of €11.9m which is 9.9 per cent higher than the same period

last year.

The profit contribution from associates and joint venture grew strongly and was 19.6 per cent higher at €13.0m compared with €10.9m in 2006. This growth is primarily attributable to the Group's increased shareholding in Hiestand Holding AG and an improved performance at the Group's Canadian joint venture with Tim Hortons.

The Group's balance sheet remains strong after total cash outflows on investing activities of €496m in the period. Total borrowings were €689m at the end of the period compared to €217m at the end of July 2006. This is a very satisfactory performance after a cash acquisition spend of €463m on Otis Spunkmeyer, investment capital expenditure of €32m and a seasonal increase in working capital of €53m in the period. Interest cover is satisfactory at 4.9 times.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

REVIEW OF OPERATIONS

The period under review saw major developments in the Group's core operations. The Lifestyle Food business in North America more than doubled in size following the €463m acquisition of Otis Spunkmeyer. Origin was established as a separate vehicle to maximise the development potential of the original core business activities of IAWS. The Group is now reporting in three divisions, Food Europe, Food North America and Origin. The segmental analysis reflects this change and the comparative period has been restated accordingly.

Lifestyle Food Division

Food Europe: Revenue in Food Europe, which comprises the Lifestyle Food businesses in Ireland, the UK and France, increased to €317.8m. This reflects revenue growth of 6.2 per cent (underlying revenue growth of 5.7 per cent). Operating profit* in Food Europe increased by 9.8 per cent to €30.9m.

The primary driver of growth in the Food Europe markets has been product and concept innovation serving an expanding customer base. These are among the most demanding food markets in the world and new concepts are central to success in servicing them.

Innovative product and concept development is a key asset of the Group across Food Europe's entire product range from bakery, viennoiserie and patisserie products to chilled meats and hot foods. This strategically important capability enables the business to capture growing consumer demand for high quality specialty products served in a convenient format.

Retail and food service channels operating in convenient and High Street locations face extremely challenging conditions due to ever increasing cost pressures from rent, energy, labour and raw materials. In this demanding business environment the Group offers value added concepts and opportunities to satisfy consumers continuous demand for high quality convenient products.

Planning permission for the Group's new Centre of Excellence in Grangecastle, Dublin was secured during the period. This development will underpin the future growth of its business from 2008 onwards.

Food North America: In North America the Group continues to make progress. Revenue grew to €145.7m, including an excellent three months initial contribution from Otis Spunkmeyer, which contributed over €20m in net cash during the period. Excluding Otis Spunkmeyer, revenue growth was exceptionally strong at 14.7 per cent (underlying revenue growth was 22.4 per cent). Operating profit* increased by 108 per cent to €14.5m - of this 36.7 per cent or €5.3m was acquisition based.

La Brea Bakery, the market leader in the supply of high quality artisan bread in the US, achieved exceptionally high growth during the period, benefiting from the increased capacity that came on stream last year. The niche market in which La Brea Bakery is positioned is continuing to show growth.

The acquisition of Otis Spunkmeyer, the leading US brand of fresh sweet baked goods, was completed in November 2006 with an enterprise value of €475m including deferred consideration of €19.4m. It is an excellent strategic fit for the Group's North American Lifestyle Foods business. The business has strong management, proven national marketing expertise, an extensive distribution network and substantial production capability.

The ongoing major investment programme in the Lifestyle Food business in North America has given the Group strength and scale in both the foodservice and retail markets. IAWS now has two iconic brands in the US value added bakery sector. These are market leaders in the complementary growth categories of sweet baked goods and artisan breads. Supported by excellent management, these operations are well positioned for future development.

Origin Enterprises

In October 2006 the Group announced plans to create a specialist focus around the original core activities (Agri Inputs, Marine Proteins and Ambient Food distribution) of the Group through the establishment of a new subsidiary Origin. The purpose of this initiative is to provide additional momentum to these businesses and to facilitate development.

During the period, Origin increased revenue to €374.9m reflecting underlying revenue growth of 6.4 per cent. Operating profit* increased by 9.9 per cent to €11.9m. Origin's businesses have the number 1 or 2 market position in their markets and benefit from stable predictable demand.

Origin has the benefit of a substantial operating asset base including a number of significant properties with development potential located in areas destined for future development and regeneration. The objective is to add value to these properties over time in order to maximise their potential.

A dedicated management team has been appointed to drive growth within Origin and to take advantage of the substantial opportunities available within the sector. The Board is considering a range of strategic options to fund future development of these businesses.

Dividend

The Board has approved an interim dividend of 7.51 cent per share compared with 6.71 cent per share in 2006, an increase of 12 per cent. The interim dividend will be paid on 20 April 2007 to shareholders on the register on 10 April 2007.

Outlook

The Group is well positioned in its food business to take advantage of opportunities in the markets in which it operates notwithstanding the increasing competitiveness of these markets. The establishment of Origin has created a renewed focus around the original core activities of the Group and there are substantial development opportunities for these businesses in the future.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

IAWS Group, plc

Consolidated interim income statement
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Revenue	838,456	714,680	1,557,305
Cost of sales	(645,611)	(553,055)	(1,204,238
Gross profit	192,845	161,625	353,067
Distribution, administration and other expenses	(135,503)	(115,670)	(241,252)
Operating profit before amortisation and exceptional items	57,342	45,955	111,815
Intangible amortisation	(6,757)	(3,519)	(7,100)
Exceptional items	-	-	1,347
Operating profit	50,585	42,436	106,062
Share of profit of associates and joint venture	12,998	10,864	25,653
Profit before financing costs	63,583	53,300	131,715
Financing costs	(14,297)	(7,444)	(13,929)
Profit before tax	49,286	45,856	117,786
Income tax	(6,491)	(6,196)	(18,657)
Profit for the period	42,795	39,660	99,129

IAWS Group, plc

Consolidated interim income statement (continued)
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Attributable as follows:			
Equity shareholders	42,664	39,452	98,798
Minority interest	131	208	331
	42,795	39,660	99,129
Earnings per share for the period			
Basic - adjusted			
Excluding amortisation and	37.62c	33.50c	82.55c

exceptional items			
Diluted - adjusted Excluding amortisation and exceptional items	37.15c	33.13c	81.60c
Basic Including amortisation and exceptional items	33.78c	31.50c	78.68c
Diluted Including amortisation and exceptional items	33.36c	31.15c	77.77c
Dividend per ordinary share	7.51c	6.71c	13.49c
Fully diluted cash per ordinary share	50.99c	44.72c	79.23c

IAWS Group, plc
Consolidated interim balance sheet
as at 31 January 2007

	31 January 2007 €'000 (Unaudited)	31 January 2006 €'000 (Unaudited)	31 July 2006 €'000 (Audited)
ASSETS			
Non current assets			
Property, plant and equipment	349,679	307,243	308,388
Goodwill	563,226	258,891	258,735
Intangible assets	273,203	75,626	75,289
Investments in associates and joint venture	160,720	154,638	159,221
Other investments	206	243	203
Deferred tax assets	8,713	13,917	8,474
Total non current assets	1,355,747	810,558	810,310
Current assets			
Inventory	143,137	119,370	88,539
Trade and other receivables	244,077	212,193	206,178
Derivative financial instruments	1,789	1,472	1,532
Cash and cash equivalents	107,841	62,721	74,556
Total current assets	496,844	395,756	370,805
TOTAL ASSETS	1,852,591	1,206,314	1,181,115

IAWS Group, plc
Consolidated interim cash flow statement (continued)
for the six months ended 31 January 2007

	31 January 2007 €'000 (Unaudited)	31 January 2006 €'000 (Unaudited)	31 July 2006 €'000 (Audited)
EQUITY			
Called up share capital	37,941	37,651	37,856
Share premium	54,022	47,175	51,899
Retained earnings and other reserves	437,927	339,957	388,071
Total equity attributable to equity shareholders of parent	529,890	424,783	477,826
Minority interest	2,705	4,144	2,910
TOTAL EQUITY	532,595	428,927	480,736
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	422,112	362,223	285,945
Employee benefits	9,666	12,471	8,876
Deferred government grants	2,919	3,248	3,006
Other payables	1,181	421	345
Deferred tax liabilities	136,125	48,801	49,902
Provisions	46,844	32,252	30,360

Total non current liabilities	618,847	459,416	378,434
Current liabilities			
Interest bearing borrowings	375,039	14,053	5,136
Trade and other payables	304,644	288,189	300,150
Corporation tax payable	20,522	13,986	13,832
Derivative financial instruments	944	-	747
Provisions	-	1,743	2,080
Total current liabilities	701,149	317,971	321,945
TOTAL LIABILITIES	1,319,996	777,387	700,379
TOTAL LIABILITIES AND EQUITY	1,852,591	1,206,314	1,181,115

IAWS Group, plc
Consolidated interim statement of changes in equity
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Cash flows from operating activities			
Profit before tax	49,286	45,856	117,786
Financing costs,net	14,297	7,444	13,929
Share of profits of associates and joint venture	(12,998)	(10,864)	(25,653)
Depreciation of property, plant and equipment	15,755	13,069	27,631
Amortisation of intangible assets	6,757	3,519	7,100
Amortisation of government grants	(91)	(112)	(354)
Employee share-based payment charge	1,317	490	1,550
Loss on termination of operations	-	-	572
Profit on disposal of non-current assets	-	-	(1,919)
Foreign exchange losses/(gains)	476	(261)	(684)
Special pension contribution	-	(23,496)	(23,496)
Operating profit before changes in working capital	74,799	35,645	116,462
Increase in inventory	(24,569)	(30,927)	(84)
Decrease/ (increase) in trade and other receivables	18,863	(39,703)	(32,124)
(Decrease)/ increase in trade and other payables	(46,983)	(5,470)	21,189
Cash generated from operating activities	22,110	(40,455)	105,443
Interest paid	(12,710)	(5,431)	(11,880)
Income tax paid	(2,845)	(4,281)	(11,583)
Net cash from operating activities	6,555	(50,167)	81,980

IAWS Group, plc
Consolidated interim cash flow statement (continued)
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	203	62	4,448
Purchase of property, plant and equipment			
•Ongoing	(5,730)	(4,609)	(7,910)
•New investments	(32,216)	(32,001)	(67,947)
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(463,378)	(35,312)	(2,644)
Disposal of other investments	-	-	655
Dividends received	7,928	10,186	19,118
Purchase of minority interest	(951)	-	(1,366)
Investments in and advances to joint ventures and associates	-	-	(35,061)
Deferred consideration paid	(2,109)	(3,558)	(3,988)
Other	-	(153)	(480)
Net cash flow from investing activities	(496,253)	(65,385)	(95,175)
Cash flows from financing activities			
Proceeds from issue of share capital	2,208	3,610	8,539
Drawdown of loan capital	499,659	123,949	67,144
Capital element of finance lease liabilities	(181)	(289)	(20,453)
Equity dividends paid	-	-	(16,036)
Net cash flow from financing activities	501,686	127,270	39,194
Net increase in cash and cash equivalents	11,988	11,718	25,999
Translation adjustment	1,034	256	380
Cash and cash equivalents at start of period	69,798	43,419	43,419
Cash and cash equivalents at end of period	82,820	55,393	69,798

IAWS Group, plc
Consolidated interim statement of changes in equity
for the six months ended 31 January 2007

	Six months ended 31 January 2007 €'000 (Unaudited)	Six months ended 31 January 2006 €'000 (Unaudited)	Year ended 31 July 2006 €'000 (Audited)
At beginning of period	480,736	383,355	383,355
Impact of adoption of IAS 32 and 39	-	622	622
At beginning of period as adjusted	480,736	383,977	383,977
Changes in equity for the period			
Foreign exchange translation adjustment	4,859	1,925	(57)

Group defined benefit schemes	100	(1,560)	4,811
Deferred tax recognised through equity	240	(95)	(509)
Gains relating to cash flow hedges	773	908	174
Profit for the period attributable to equity holders	42,664	39,452	98,798
Share of associates' other reserve movements	(97)	-	503
Total recognised income and expense	48,539	40,630	103,720
Issue of ordinary shares	85	180	385
Share premium	2,123	3,430	8,154
Increase in employee share-based payments reserve	1,317	490	1,550
Dividends paid	-	-	(16,036)
Movement in minority interest	(205)	220	(1,014)
Total change in equity for the period	51,859	44,950	96,759
At end of period	532,595	428,927	480,736

IAWS Group, plc
Notes to the consolidated interim financial information
for the six months ended 31 January 2007

1. International Financial Reporting Standards

Basis of preparation

The interim financial information has been prepared in accordance with the accounting policies set out in the Group's consolidated financial statements for the year ended 31 July 2006 which were prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The consolidated interim financial information is presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and majority of the Group's operations.

2. Segmental revenue and result

In October 2006, the Group announced plans to establish a new operating company to create a specialist focus around its original core Agri and non Lifestyle Foods businesses. The Group will transfer these operations under a new wholly owned subsidiary to be called Origin Enterprises plc ('Origin').

Origin's activities will comprise the Agri Inputs business, Marine Proteins and Oils business, Shamrock Foods Limited and the Group's 50% interest in Odlum Group Milling.

Accordingly, the Group has revised, in the current period, its three business segments which form the primary format for segmental reporting. These are now Food Europe, Food North America and Origin.

The Group's comparative segmental disclosures for the period ended 31 January 2006 and the year ended 31 July 2006, as set out below, have been restated to reflect these changes.

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

2. Segmental revenue and result (continued)

	FOOD - EUROPE			FOOD - NORTH AMERICA			ORIGIN			TOTAL		
	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 €'000	6 months ended 1/01/06 €'000	Yea ende 31/07/C €'0C
Segment revenue	317,839	299,215	601,362	145,693	64,635	139,072	374,924	350,830	816,871	838,456	714,680	1,557,3C
Profit from operations before amortisation and exceptional	30,948	28,182	60,494	14,538	6,983	16,631	11,856	10,790	34,690	57,342	45,955	111,81
Intangible amortisation	(3,425)	(3,045)	(6,114)	(2,970)	(120)	(264)	(362)	(354)	(722)	(6,757)	(3,519)	(7,10C

Exceptional items	-	-	-	-	-	(228)	-	-	1,575	-	-	1,347
Operating profit	27,523	25,137	54,380	11,568	6,863	16,139	11,494	10,436	35,543	50,585	42,436	106,06
Share of profit of associates and joint venture	4,012	2,134	6,489	7,166	6,386	14,793	1,820	2,344	4,371	12,998	10,864	25,653
Profit before financing costs	31,535	27,271	60,869	18,734	13,249	30,932	13,314	12,780	39,914	63,583	53,300	131,715

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

3. Earnings per share

	6 months ended 31/01/07 €'000	6 months ended 31/01/06 €'000	Year ended 31/07/06 €'000	6 months ended 31/01/07 EPS (cent)	6 months ended 31/01/06 EPS (cent)	Year ended 31/07/06 EPS (cent)
Basic						
Profit for the financial year	42,664	39,452	98,798	33.78	31.50	78.68
Amortisation of intangible assets	6,757	3,519	7,100	5.35	2.81	5.65
Amortisation of related deferred tax liability	(1,901)	(1,013)	(1,749)	(1.51)	(0.81)	(1.39)
Exceptional items, net of tax	-	-	(490)	-	-	(0.39)
Adjusted earnings per share	47,520	41,958	103,659	37.62	33.50	82.55
Diluted						
Profit for the financial year	42,664	39,452	98,798	33.36	31.15	77.77
Amortisation of intangible assets	6,757	3,519	7,100	5.28	2.78	5.59
Amortisation of related deferred tax liability	(1,901)	(1,013)	(1,749)	(1.49)	(0.80)	(1.38)
Exceptional items, net of tax	-	-	(490)	-	-	(0.38)
Adjusted earnings per share	47,520	41,958	103,659	37.15	33.13	81.60

The calculation of earnings per share is based on the weighted average number of shares in issue during the period of 126,281,140 (31 January 2006:125,232,380). The weighted average number of shares used in the calculation of diluted earnings per share is 127,901,501 (31 January 2006: 126,635,042).

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

4. Acquisitions

The acquisition of Otis Spunkmeyer Holdings, Inc. ("Otis") was completed on 2 November, 2006. The total consideration was €475 million plus expenses of which up to €19.4 million will be paid by way of deferred consideration. The turnover and operating profit of Otis from the date of acquisition to 31 January 2007 was €71.6 million and €5.3 million, respectively.

5. Dividends

The Board has approved an interim dividend of 7.51c per share, an increase of 12 per cent on the 2006 interim dividend of 6.71c. It will be paid on 20 April 2007 to shareholders on the register on 10 April 2007.

6. Effect of exceptional items

	Six months ended 31 January 2007 €'000	Six months ended 31 January 2006 €'000	Year ended 31 July 2006 €'000
Adjusted operating profit			
Operating profit before financing	63,583	53,300	131,715
Intangible amortisation	6,757	3,519	7,100
Profit on disposal of property, plant and equipment	-	-	(1,304)
Profit on disposal of other investments	-	-	(615)
Loss on termination of operations	-	-	572
Adjusted operating profit before financing and exceptional items	70,340	56,819	137,468
Adjusted profit before tax			
Profit before tax	49,286	45,856	117,786
Intangible amortisation	6,757	3,519	7,100
Profit on disposal of property, plant and equipment	-	-	(1,304)
Profit on disposal of other investments	-	-	(615)
Loss on termination of operations	-	-	572
Adjusted profit before tax and exceptional items	56,043	49,375	123,539

IAWS Group, plc
Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2007

7. Analysis of net debt

	31 July 2006 €'000	Cashflow €'000	Exchange Adjustment €'000	31 January 2007 €'000
Cash	74,556	32,141	1,144	107,841
Overdrafts	(4,758)	(20,153)	(110)	(25,021)
Cash and cash equivalents	69,798	11,988	1,034	82,820
Loans:				
Due in less than one year	-	(356,219)	6,219	(350,000)
Due after more than one year	(283,373)	(143,440)	7,452	(419,361)
Finance leases	(2,950)	181	-	(2,769)
Net debt	(216,525)	(487,490)	14,705	(689,310)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Directors/PDMR Shareholding
Released	11:02 14-Mar-07
Number	9295S

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Owen Killian**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)**

			Deferred Convertible Ordinary Shares of €0.30 each (unlisted)
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **50,000 Ordinary Shares of €0.30 each** **500,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.039% of Ordinary Shares** **36.36%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **381,595 Ordinary Shares (0.30%)** **500,000 Deferred Convertible Ordinary Shares (36.36%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 370,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market. Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification 14th March 2007**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Patrick McEniff**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)** **Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **25,000 Ordinary Shares of €0.30 each** **275,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.02% of Ordinary Shares** **20%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **161,507 Ordinary Shares (0.13%)**	16	Date issuer informed of transaction **14th March 2007**

	275,000 Deferred Convertible Ordinary Shares (20%)		

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 300,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market.** **Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification** 14th March 2007

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Hugo Kane**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)** **Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	25,000 Ordinary Shares of €0.30 each **275,000 Deferred Convertible Ordinary Shares of €0.30 each**		**0.02% of Ordinary Shares** **20%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **143,108 Ordinary Shares (0.113%)** **275,000 Deferred Convertible Ordinary Shares (20%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 300,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market.** **Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification** **14th March 2007**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Pat Morrissey**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.30 each (listed)** **Deferred Convertible Ordinary Shares of €0.30 each (unlisted)**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **10,000 Ordinary Shares of €0.30 each** **80,000 Deferred Convertible Ordinary Shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0078% of Ordinary Shares** **5.82%of Deferred Convertibles Ordinary Shares**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.10 per Ordinary Share** **€0.30 per Deferred Convertible Ordinary Share**	14	Date and place of transaction **Dublin, 14th March 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **74,038 Ordinary Shares (0.06%)** **80,000 Deferred Convertible Ordinary Shares (5.82%)**	16	Date issuer informed of transaction **14th March 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification **Options over 150,000 Ordinary Shares**
23	Any additional information **Ordinary Shares have been purchased on the market. Deferred Convertible Ordinary Shares are new shares allotted under the IAWS Group LTIP 2006**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 01 6121259**

Name and signature of duly designated officer of issuer responsible for making notification **Date of notification 14th March 2007**

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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DLA PIPER

	following receipt of the notification (Disclosure Rules Rule 5.8.12)
28 November 2006 Brochure of Particulars	Must be filed at any time prior to the issue of shares to be listed pursuant to the exercise of the options (LSE Listing Rules Rule 3.2.2)
04 December 2006 AGM Statement	Disclosure of inside information which directly concerns the issuer must be made as soon as possible (Disclosure Rules Rule 2.2.1)
08 January 2007 Annual Information Update	20 working days after the publication of the annual financial statements (FSA Prospectus Rules Rule 5.2.9)
12 February 2007 Block Listing Review	Must be filed at any time prior to the issue of shares to be listed pursuant to the exercise of the options (LSE Listing Rules 3.2.2)
02 March 2007 Holding in Company	As soon as possible and in any event by not later than the end of the trading day following receipt of the notification (Disclosure Rules Rule 5.8.12)
12 March 2007 Interim Results	Disclosure of inside information which directly concerns the issuer must be made as soon as possible (Disclosure Rules Rule 2.2.1 – before 19 January 2007 was covered by LSE Listing Rules Rule 9.9.1, now repealed)
14 March 2007 Directors/PDMR Shareholding	As soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the issuer (Disclosure Rules Rule 3.1.4)

Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	11:45 12-Apr-07
Number	7520U

IAWS Group Plc

12th April 2007

RE: Holding in Company

12 April 2007

Re: Disclosure of Interest pursuant to Section 67 Companies Act 1990

We have been advised by FMR Corp, 82 Devonshire Street, Boston, MA 02109-3614, USA that it and its direct and indirect subsidiaries and Fidelity International Limited P.O. Box HM 670, Hamilton HMCX, Bermuda and its direct and indirect subsidiaries both being non-beneficial holders, hold 15,823,985 Ordinary Shares in IAWS Group, plc. The date of this notification was 12 April 2007.

On the basis of the current total issued Ordinary Shares of 126,649,135 this represents 12.49%.

Yours sincerely

Pat Morrissey
General Counsel & Secretary
IAWS Group, plc

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Director/PDMR Shareholding
Released	15:03 13-Apr-07
Number	8497U

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **William Gerard Murphy**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of the person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **2,200 ordinary shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **William Gerard Murphy**	8	State the nature of the transaction **Purchase of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **2,200**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€17.65 per share**	14	Date and place of transaction **5 April 2007, Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **5,612 ordinary shares of €0.30 each** **0.004%**	16	Date issuer informed of transaction **13 April 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey** **Tel: 01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification

Pat Morrissey, General Counsel & Secretary

Date of notification

13 April 2007

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

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Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	11:02 26-Apr-07
Number	5655V

IAWS Group Plc

26 April 2007

Re: Holding in Company

A Letter from Bank of Ireland Securities Services dated the 26 April 2007, received by the Irish Stock Exchange on the 26 April 2007.

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 25-04-2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issued Share Capital	Current Holding	Current %Holding	Thershold %Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,604,396	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact John Duggan, on 6737220.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Origin Admission Announcement
Released	07:01 02-May-07
Number	9316V

RNS Number:9316V
IAWS Group PLC
02 May 2007

INTENTION TO LIST ORIGIN ENTERPRISES ON IEX AND AIM

IAWS Group, plc ('IAWS') announces its intention to seek admission for its subsidiary Origin Enterprises ('Origin') on the IEX market of the Irish Stock Exchange and the AIM market of the London Stock Exchange.

Origin intends to raise approximately €100m by way of primary issue. The funds will be used for future development opportunities. It is expected that Origin shares will commence trading onto the IEX and AIM in June 2007. Origin will remain a subsidiary of IAWS for the foreseeable future.

In October 2006 IAWS announced its intention to establish Origin thereby creating a specialist focus around the original Agri/Nutrition and Food businesses of IAWS. Origin's Agri/Nutrition businesses comprise agri inputs (feed ingredients and fertiliser blending) and marine proteins. Origin's Food activities encompass Shamrock Foods and a 50% interest in Odlum Group.

Origin's operations are substantial businesses with market leadership in several sectors in Ireland and the UK. Origin's focus will be to enhance shareholder return through a combination of organic and new investment opportunities. In addition to strong cash flow, Origin's businesses have the benefit of a substantial operating asset base including a number of significant properties with development potential located in areas destined for future development and regeneration.

Turnover attributable to the Origin businesses for the year ending 31 July 2006 was €817m. EBITDA generated by the businesses during the same period amounted to €42.0m and Origin's share of the profit after tax from its associates was €4.4m.

The Board of Directors of Origin will comprise two executive and three non-executive directors. The executive directors are Tom O'Mahony, CEO of Origin and formerly COO of IAWS and Brendan Fitzgerald, CFO. Origin's non-executive directors comprise, as non-executive Chairman, Owen Killian (IAWS CEO) and Patrick McEniff (IAWS CFO). In addition, Hugh Cooney has agreed to become an independent non-executive director upon the admission of Origin. Mr. Cooney is head of Corporate Finance in BDO Simpson Xavier. He also serves as non-executive Chairman of Siteserv plc and is a former Chairman of Conduit Ltd.

Davy is acting as AIM nominated advisor, IEX advisor and broker to Origin.

Commenting on the proposed admission to IEX and AIM, Tom O'Mahony, Chief Executive of Origin said:

"The expertise of our management team combined with an injection of equity funding and admission to IEX/AIM will facilitate a renewed commitment to growth. Origin is now well positioned to pursue development strategies appropriate to the needs of each business."

Commenting on the proposed admission of Origin, Owen Killian, Chief Executive of IAWS said:

"Origin comprises businesses with scale, leading market positions and strong brands. In addition it has the benefit of a number of significant property assets. A listing by Origin supports both the future development of the businesses and the company's profile. We have a focussed, experienced and incentivised management team which will ensure that Origin is well placed to enhance future value for its shareholders."

Ends. Wednesday, 2 May 2007

For further information please contact:

IAWS Group, plc Patrick McEniff, Chief Financial Officer	Tel: +353 1 612 1379
Origin Enterprises Tom O'Mahony, Chief Executive Officer	Tel +353 1 612 1259
Davy Ivan Murphy	Tel: +353 1 679 6363
Murray Consultants Joe Murray	Tel: +353 1 498 0300 Mobile: +353 86 253 4950

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	11:10 02-May-07
Number	9482V

A letter from Bank of Ireland Securities Services dated 2nd of May 2007 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 2nd of May 2007.

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 02-05-2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 01-MAY-2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issue Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	32,895,623	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact John Duggan, on 6737220.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Private Note Placement
Released	07:01 14-Jun-07
Number	3381Y

RNS Number:3381Y
IAWS Group PLC
14 June 2007

Announcement

IAWS Group, plc Private Note Placement

IAWS Group, plc ("IAWS") announces completion of a US$450m Guaranteed Senior Note Private Placement with US and UK institutions. The notes were issued on 13th June 2007 with a weighted average tenor of over 9.2 years, maturing in June 2014, 2017 and 2019. They were placed at a weighted average rate of 5.82 per cent based on US Treasury with interest payable semi-annually. The proceeds of the placement will re-finance and lengthen the maturity profile of portion of the Group's existing borrowing facilities.

Commenting on the placing Patrick McEniff, Finance Director, said:

> "The combined impact of placing long term debt and the releasing of approx. €265m in cash from Origin Enterprises has considerably strengthened the IAWS balance sheet. The placing follows on the completion of IAWS' largest ever acquisition, the purchase of Otis Spunkmeyer in the USA in the current year".

Ends. Thursday, 14 June 2007

For reference:

IAWS Group plc
Patrick McEniff, Chief Financial Officer Tel: +353 1612 1200

Murray Consultants Tel: +353 1498 0300
Joe Murray, Mobile: +353 86253 4950

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Company	IAWS Group PLC
TIDM	IAW
Headline	Brochure of Particulars
Released	15:26 26-Jun-07
Number	0592Z

BROCHURE OF PARTICULARS

IAWS GROUP, plc ("IAWS" or "the Company")

A block listing application has been made to the Irish Stock Exchange and to the UK Listing Authority for 500,000 Ordinary Shares of nominal value EUR 30 cents each, in the capital of IAWS, to be admitted to the Official List of the UK Listing Authority and the Official List of the Irish Stock Exchange, and application has been made to the London Stock Exchange for such shares to be admitted to trading. These shares will be allotted following the exercise of share options pursuant to the IAWS Group, Plc 1997 Share Option Scheme.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Total Voting Rights
Released	15:55 05-Jul-07
Number	7561Z

IAWS GROUP, PLC
('the Company')

TOTAL VOTING RIGHTS

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, IAWS Group plc announces that:

IAWS Group plc's issued share capital consists of 126,649,135 Ordinary Shares of nominal value €0.30 each with voting rights. IAWS Group plc does not hold any Ordinary Shares in treasury. Therefore, the total number of voting rights in IAWS Group plc is 126,649,135.

The above figure may be used by shareholders as a denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, IAWS Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

CONTACT:

Pat Morrissey
IAWS Group plc
General Counsel & Company Secretary
Tel: + 353 1 6121259

5 July, 2007

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12 April 2007 Holding in Company	As soon as possible and in any event by not later than the end of the trading day following receipt of the notification (Disclosure Rules Rule 5.8.12)
13 April 2007 Director/PDMR Shareholding	As soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the issuer (Disclosure Rules Rule 3.1.4)
26 April 2007 Holding in Company	As soon as possible and in any event by not later than the end of the trading day following receipt of the notification (Disclosure Rules Rule 5.8.12)
02 May 2007 Origin Admission Announcement	Disclosure of inside information which directly concerns the issuer must be made as soon as possible (Disclosure Rules Rule 2.2.1)
02 May 2007 Holding in Company	As soon as possible and in any event by not later than the end of the trading day following receipt of the notification (Disclosure Rules Rule 5.8.12)
14 June 2007 Private Note Placement	Without delay (Disclosure Rules Rule 6.1.11)
26 June 2007 Brochure of Particulars	Must be filed at any time prior to the issue of shares to be listed pursuant to the exercise of the options (LSE Listing Rules Rule 3.2.2)
05 July 2007 Total Voting Rights	At the end of the calendar month (Disclosure Rules Rule 5.6.1)
06 July 2007 Holding(s) in Company	As soon as possible and in any event by not later than the end of the trading day

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding(s) in Company
Released	10:24 06-Jul-07
Number	7960Z

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

IAWS Group plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (Yes) (notification received by IAWS Group plc of current notifiable interest)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

...Bank of America Corporation

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

....

6. Date on which issuer notified:
4 July 2007

7. Threshold(s) that is/are crossed or reached:

3%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares of €0.30 each	4,067,000	4,067,000		3.21%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,067,000	3.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Columbia Wanger Asset Management L.P. 227 West Monroe Street Suite 3590 Chicagao, IL 60606	4,067,000 shares

Registered holder(s)	No. of Shares
Columbia Acorn International	1,800 000
Columbia Acorn Fund	1,000,000
Columbia Acorn Int'l Select	150,000
Oregon State Treasury	140,000
Wanger Int'l Small Cap	600,000

Wanger European Small Cap	220,000
Wanger Int'l Select	50,000
Fairfax County Employees' Retirement System	17,000
Riversource Int'l Aggressive Growth Fund	90,000

Proxy Voting:

10. Name of the proxy holder:

N/A.................

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Pat Morrissey, General Legal Counsel & Company Secretary
IAWS Group, plc

15. Contact telephone number:
353 1 6121200

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:
IAWS Group plc

Contact address:
151 Thomas Street, Dublin 8, Ireland

Phone number:
353 1 6121200

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the

extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Resignation from Board
Released	16:47 27-Jul-07
Number	0440B

PM/CK

27 July 2007

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Dear Mr Ferguson

Resignation of Mr Patrick Wall from Board of Directors

IAWS Group plc has been informed by Mr Patrick Wall, non-executive Director, of his intention to resign from the Board due to other professional commitments. The Chairman, Denis Lucey, paid tribute to Mr Wall for the positive contribution he has made to the Board and recorded appreciation for his input during a period of important development for the Group. The resignation is effective from July 31st, 2007.

Yours sincerely

Pat Morrissey
General Counsel & Company Secretary

A.V.S Number: 845797

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Director/PDMR Shareholding
Released	16:52 27-Jul-07
Number	0455B

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS GROUP, plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **William Gerard Murphy**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of the person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **3,230 ordinary shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **William Gerard Murphy**	8	State the nature of the transaction **Purchase of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **3,230 ordinary shares of €0.30 each**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.003%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€15.06 per share**	14	Date and place of transaction **27 July 2007, Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **12,342 ordinary shares of €0.30 each** **0.01%**	16	Date issuer informed of transaction **27 July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey** **Tel: 01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification **Pat Morrissey, General Counsel & Secretary** **Date of notification** **27 July 2007**

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies

	IAWS Group, plc		Act 1990; or (iii) both (i) and (ii). **(iii) both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Paul Wilkinson**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connectedperson **n/a**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Beneficial interest of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **2,000 ordinary shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Paul Wilkinson**	8	State the nature of the transaction **Acquisition of shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **2,000 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **n/a**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **n/a**
13	Price per share or value of transaction **€15.04**	14	Date and place of transaction **27 July 2007, Dublin**

	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **13,000 ordinary shares of €0.30 each** **0.01%**	16	Date issuer informed of transaction **27July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey 01 6121200**

Name and signature of duly designated officer of issuer responsible for making notification

________________Pat Morrissey, General Counsel & Company Secretary_____________

Date of notification 27 July 2007

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	16:56 07-Aug-07
Number	6983B

IAWS Group Plc

07 August 2007

Re: Holding in Company

A letter from Bank of Ireland Nominees Ltd to the Irish Stock Exchange, dated 07 August 2007, received by the Irish Stock Exchange on the 07 August 2007.

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 07-Aug-2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 03-AUG-2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issued Share Capital	Current Holding	Current %Holding	Threshold %Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,647,004	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact John Duggan, on 6737220.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Blocklisting Review
Released	16:44 10-Aug-07
Number	9319B

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:

Listing Applications, Irish Stock Exchange
The ***FSA***

Date: 13 August 2007

AVS No: 115111				
Name of *applicant*:		IAWS GROUP, plc		
Name of scheme:		IAWS GROUP, public limited company 1997 Share Option Scheme		
Period of return:	From:	13 February 2007	To:	12 August 2007
Balance under scheme from previous return:		347,900		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000 ordinary shares of €0.30 each – block list of 22 June 2007		
Number of *securities* issued/allotted under scheme during period:		260,150		
Balance under scheme not yet issued/allotted at end of period		587,750		
Number and *class* of *securities* originally listed and the date of admission		500,000 ordinary shares of €0.30 each – block list of 22 November 2006		
Total number of *securities* in issue at the end of the period		126,909,285		

Name of contact:	PAT MORRISSEY

Address of contact:	151 THOMAS STREET, DUBLIN 8
Telephone number of contact:	01 6121200

SIGNED BY ______________________________

Pat Morrissey, Legal Counsel & Company Secretary
for and on behalf of IAWS GROUP, plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	COO Appointed
Released	17:25 11-Sep-07
Number	6952D

11 SEPTEMBER 2007

HUGO KANE APPOINTED CHIEF OPERATING OFFICER

AND OTHER BOARD CHANGES

IAWS Group plc, following on from the successful IPO of Origin Enterprises plc and in support of the Combined Code principle that half its Board consist of directors deemed independent, announces a number of pending Board changes. Tom O'Mahony, CEO of Origin Enterprises plc, will retire from the Board of IAWS Group plc at its Annual General Meeting in December as will non-executive directors Philip Lynch and David Martin. In addition, and further reflecting the evolving profile of IAWS Group plc, executive director Hugo Kane becomes Chief Operations Officer. The Chairman of IAWS Group plc, Denis Lucey, paid tribute to the contribution of the retiring directors.

"IAWS Group plc has come through a period of evolution going back to the dilution by the founding co-op of its shareholding in recent years and culminating in the establishment and separate listing of Origin Enterprises plc. Tom O'Mahony, Philip Lynch and David Martin have, over their years of service, contributed to this evolution and the success of IAWS and we wish them all well."

Ends

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Company	IAWS Group PLC
TIDM	IAW
Headline	Preliminary Results
Released	07:02 24-Sep-07
Number	3282E

RNS Number:3282E
IAWS Group PLC
24 September 2007

IAWS Group, plc

Preliminary Results Announcement

Year ended 31 July 2007

2007 Preliminary Results Summary

	2007	2006	
	€'000	€'000	%
Group revenue	1,907,619	1,557,305	22.5
* Group operating profit	146,448	111,815	31.0
Share of assoc. and JV	26,656	25,653	3.9
* Operating profit incl. associates	173,104	137,468	25.9
Exceptional items	22,732	1,347	-
Finance cost	(30,099)	(13,929)	116.1
* Pre tax profits	143,005	123,539	15.8
Profit for the financial year	123,473	99,129	24.6
* Adjusted profit	120,607	103,659	16.3
* Adjusted fully diluted EPS (cent)	94.17c	81.60c	15.4

* before intangible amortisation and exceptional items

Chief Executive Officer's comment:

Commenting on the 2007 performance, IAWS Group Chief Executive, Owen Killian said:

"IAWS Group, plc has had an excellent year with strong underlying growth across the entire business. This has been a transformational year for the Group with our largest ever acquisition, that of Otis Spunkmeyer, in the USA followed by the successful IPO of Origin Enterprises plc ("Origin") in June. We also successfully placed US$450 million of long term debt with an average maturity of9.2 years on favourable terms. The combination of the long term debt placing together with the release of €256 million in cash from Origin has considerably strengthened the Group financial position. We have made a substantial investmentfor future growth in both the US and European markets during the period. The rapid rise in grain and food costs augurs well for the future growth of Origin. At the same time, the food inflation arising from these trends will affect the trading environment for all food companies.

Our Lifestyle Foods proposition to consumers conveys substantial benefits over cost and we remain confident that our business model will continue to generate growth."

The Preliminary Results Announcement is available on the Group website www.iaws.com. A conference call will be held at 8.30 AM UK / Irish time today. Call details are available from the Group's website.

ENDS 24th September 2007

IAWS Group, plc - Financial Review

EPS

IAWS Group, plc announces an increase of 15.4 per cent in diluted earnings per share* for the year ending 31 July 2007 to 94.17c compared to 81.60c in the previous year. The adjusted profit* for the financial year was €120.6 million compared with €103.7 million in 2006 - this was before an increased amortisation charge of €15.9 million compared to €7.1 million in the previous year.

Dividend

A final dividend of 7.80 cent is proposed giving a total dividend for the year of 15.31 cent per share, an overall increase of 13.5 per cent.

Revenue

Group revenue was 22.5 per cent higher at €1.9 billion. The Food business achieved revenues of €1.0 billion, an increase of 37.5 per cent. Food North America reported revenue growth of 165.4 per cent. This includes 9 months of revenue from Otis Spunkmeyer (€220.1 million) and an increase in underlying revenues at La Brea Bakery of 15.2 per cent. Food Europe delivered underlying revenue growth of 7.3 per cent to €649.1 million. Origin reported revenue growth of 8.9 per cent to €889.4 million.

Operating profit

Group operating profit* increased by 31 per cent to €146.4 million. The operating profit* from the Food business was €108.3 million compared to €77.1 million in 2006 - an increase of 40.4 per cent. Origin delivered a good performance with operating profits* of €38.1 million which is 9.9 per cent higher than last year.

Associates

The profit contribution from Food associates and joint venture grew by 7.8 per cent to €23.0 million compared with €21.3 million in 2006. The profit contribution from Origin's associates was down from €4.4 million in 2006 to €3.7 million in 2007 primarily due to the timing of price increases in its flour milling associate.

Free cash flow

During the year, due to strong underlying performance and cash management, the Group's free cash flow increased by 36% to €136.6 million.

Balance sheet

The Group balance sheet was considerably strengthened in the period with net assets increasing by 60% to €766.7 million. Total borrowings were €479.6 million at the end of the financial period compared to €216.5 million at the end of July 2006. This is a strong performance after a cash acquisition spend of €459.9 million and investment capital expenditure of €89.0 million. During the year IAWS Group, plc placed debt of US$450 million with US and UK institutions with an average maturity of 9.2 years on favourable terms. The combined impact of placing long term debt and the releasing of circa €256 million in cash from Origin have contributed to the strength of the IAWS Group balance sheet. Net debt (€71.7 million): EBITDA for Origin was 1.6 times, while net debt (€407.9 million): EBITDA ratio for the Group (excluding Origin) was 2.4 times.

* EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

Review of Operations

The Group's record of consistent double digit growth was maintained in a transformational year. There was strong underlying growth in the core Lifestyle Foods business and substantial scale was achieved in the North American business. The Group successfully completed its largest ever acquisition, Otis Spunkmeyer, which made an excellent contribution to the Group in its first nine months. Origin Enterprises was listed on the IEX/AIM stock markets raising €100 million of development capital to fund future growth.

Highlights of the year included:

- •Strong underlying growth in Lifestyle Foods
- •Substantial scale achieved in North American market
- •The Group's largest ever acquisition - Otis Spunkmeyer
- •US$450 million long term debt placing on favourable terms
- •Successful Origin IPO raises €100 million development capital
- •€256 million in cash released from Origin to IAWS
- •New underlying growth dynamic for Origin
- •Cash acquisition spend of €459.9 million and capex of €89.0 million
- •Commenced development of innovative European facility
- •Free cash flow grows 36 per cent to €136.6 million
- •Year end net debt to EBITDA, excluding Origin, ratio 2.4 times

The Group is now reporting in three segments, Food North America, Food Europe and Origin. This segmental analysis reflects the changed profile of the group and the comparative period has been restated accordingly.

Food North America:

	Total 2007 € 000	Total 2006 € 000	Change
Revenue	369,131	139,072	165.4%
Operating profit*	41,745	16,631	151%

*before intangible amortisation and exceptional items

The Group has made substantial investment in developing its Lifestyle Foods business in the North American value added bakery market through acquisition and capital investment in recent years. This has created an operation of substantial scale with iconic brands and a national reach in the USA. During the year under the review, the Group attained a 5 per cent share of the $12 billion value added bakery market.

Category leadership has been established in artisan breads and sweet baked goods. The Group estimates that the US market is growing at a rate of 8 per cent for artisan bread and 5 per cent for freshly baked cookies. The acquisition of La Brea Bakery in 2001 enabled the Group to grow category leadership nationally in artisan bread while the Otis Spunkmeyer acquisition gives leadership in sweet baked goods.

Revenues in the US have now reached an annualised $600 million. In the year under review, revenue grew by 165.4 per cent to €369.1 million, including an excellent contribution from Otis Spunkmeyer of €220.1 million for the nine month period. Operating profits in North America were up 151.0 per cent at €41.7 million for the year. Otis Spunkmeyer contributed a strong €22.1 million, making the acquisition earnings accretive for the Group in its first nine months.

Underlying growth in La Brea Bakery continued at a high rate with revenues increasing by 15.2 per cent to €149.0 million while operating profits rose by 17.8 per cent to €19.6 million after allowing for foreign currency fluctuations. Innovative product development based on lifestyle trends and superior brand awareness continue to drive above par growth in this dynamic category. This, together with ongoing capital investment in the Group's unique bakery technology, enables La Brea to maximise opportunities arising from growth trends favourable to freshly baked artisan bread.

The acquisition of Otis Spunkmeyer has been an excellent strategic fit, giving the Group new levels of reach and scale in North America by virtue of its extensive US production capabilities and distribution infrastructure. In North America the Lifestyle Foods business has 2,368 employees, 53 direct store delivery ("DSD") points and 7 manufacturing facilities. These extensive infrastructure and production capabilities service over 300 DSD routes and over 70,000 DSD customers.

The Lifestyle Foods business has well invested unique bakery assets which provide a substantial platform for growth. The Group now has strength and depth in both the foodservice and retail markets. Foodservice and retail have an equal share of the US value added bakery market.

The ongoing investment programme in North America has given the Group scale and reach with unrivalled route to market. Category leadership, superior branded

concepts, high quality products and unique supply chain capabilities convey substantial benefits over costs for customers. This, together with a committed and proven management team, positions the Group favourably for further development and growth in North America.

Food Europe:

	Total 2007 € 000	Total 2006 € 000	Change
Revenue	649,125	601,362	7.9%
Operating profit*	66,576	60,494	10.1%

*before intangible amortisation and exceptional items

Revenue in Food Europe which comprises the Lifestyle Foods businesses in Ireland, the UK and France, increased to €649.1 million. This reflects revenue growth of 7.9 per cent (underlying revenue growth of 7.3 per cent). Operating profit* in Food Europe increased by 10.1 per cent to €66.6 million.

The Group estimates that there is a €90 billion bakery market in Western Europe within which there is a €13 billion value added bakery market. The Lifestyle Foods business has an extensive product range in the value added bakery market. The Group estimates that the value added bakery market is growing at a rate of 4.5%. In Europe the Lifestyle Foods business has 2,170 employees, 23 DSD points and 3 manufacturing facilities. This extensive infrastructure and production capability services over 300 DSD routes and over 50,000 DSD customers.

The Group has considerable strength and depth in both the foodservice and retail markets. In retail the Lifestyle Foods business offers value added concepts through focusing on space profitability and differentiated offerings that satisfy consumers' continuous demand for high quality appealing and convenient products. In Foodservice the Group offers solutions to our customers to maximise their profitability through focusing on menus, lower staff costs, less baking time and minimal product waste.

In both retail and foodservice the Group offers an excellent value proposition which provides our customers with substantial benefits over costs. The Lifestyle Foods business continual focus and investment in concept and product development will ensure our value proposition to customers continues. This focus and investment on concept and product development is the primary driver for growth.

To further underpin this growth the Lifestyle Foods business is currently constructing a new world class facility at Grangecastle, Dublin, Ireland. Construction work has commenced on the site and €53 million has been invested in the year under review. The commissioning of the facility will commence at the end of the current financial year and the benefits from this investment will be delivered from 2009 onwards.

The Group has well invested food infrastructure, production capabilities and a proven management team which will underpin its successful business model and its future growth.

Origin Enterprises plc:

	Total 2007 €000	Total 2006 €000	Change
Revenue	889,363	816,871	8.9%
Operating profit*	38,127	34,690	9.9%

*before intangible amortisation and exceptional items

Origin revenue was 8.9 per cent up at €889.4 million (€816.9 million). * Operating profit increased by 9.9 per cent to €38.1 million from €34.7 million.

Origin established a €350 million credit facility during the period and raised €100 million of development capital through the IPO of 25 per cent of its shares on the IEX / AIM stock markets. This development capital will facilitate the investment by Origin in future growth. Origin made a good contribution to the Group during the period and shows a potential new growth dynamic arising from the renewed focus on the Origin businesses. Origin has a dedicated management resource to unlock value from its development property sites. Following the year end Origin acquired a controlling interest in Odlums for €35 million and assumed €22 million of debt.

Dividend

The Board is recommending a final dividend of 7.80 cent per share compared with 6.78 cent per share in 2006. Together with the interim dividend of 7.51 cent per share, this raises the total dividend payment for the year to 15.31 cent per share, an increase of 13.5 per cent on the 2006 dividend.

Outlook

The Group has made substantial investment in the period and the business is now well positioned in all its markets. Food inflation is now a reality and a challenge for all food companies operating in this area. We remain confident that our business model will continue to deliver benefits to our customers and that we are well placed to achieve future growth.

*EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.

ENDS

IAWS Group, plc
Group income statement
for the year ended 31 July 2007

	Pre-exceptional 2007 €'000	Exceptional 2007 €'000	Total 2007 €'000	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000
Revenue	1,907,619	-	1,907,619	1,557,305	-	1,557,305
Cost of sales	(1,416,507)	-	(1,416,507)	(1,204,238)	-	(1,204,238)
Gross profit	491,112	-	491,112	353,067	-	353,067
Operating costs, net	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,905)
Operating profit before amortisation of intangible assets	146,448	22,732	169,180	111,815	1,347	113,162
Amortisation of intangible assets	(15,927)	-	(15,927)	(7,100)	-	(7,100)
Operating profit	130,521	22,732	153,253	104,715	1,347	106,062
Share of profit of associates						

and joint venture	26,656	-	26,656	25,653	-	25,65[illegible]
Profit before financing costs	157,177	22,732	179,909	130,368	1,347	131,71[illegible]
Financing income	6,609	-	6,609	4,964	-	4,96[illegible]
Financing costs	(36,708)	-	(36,708)	(18,893)	-	(18,89[illegible]
Profit before tax	127,078	22,732	149,810	116,439	1,347	117,78[illegible]
Income tax expense	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,65[illegible]
Profit for the financial year	109,564	13,909	123,473	98,639	490	99,12[illegible]
Attributable as follows:						
Equity shareholders			122,995			98,79[illegible]
Minority interest			478			33[illegible]
			123,473			99,12[illegible]
Basic earnings per share			97.22c			78.6[illegible]
Diluted earnings per share			96.04c			77.7[illegible]

IAWS Group, plc
Group statement of recognised income and expense
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Items of income and expense recognised directly in equity		
Foreign exchange translation adjustment	(4,063)	(57)
Share of associates' foreign exchange translation adjustment	1,684	524
Actuarial gain on Group and associate defined benefit pension schemes	12,594	4,811
Deferred tax effect of actuarial gain	(1,095)	(469)
Gains relating to cash flow hedges	(1,952)	174
Deferred tax effect of cash flow hedges	712	(40)
Revaluation gains on properties transferred to		

investment properties	140,129	-
Deferred tax effect of revaluation gains on properties transferred to investment properties	(25,502)	-
Net income recognised directly in equity	122,507	4,943
Profit for the financial year	123,473	99,129
Total recognised income for the year	245,980	104,072
Attributable as follows: Equity shareholders	244,933	103,720
Minority interest	1,047	352
Total recognised income and expense for the year	245,980	104,072

IAWS Group, plc
Group balance sheet
as at 31 July 2007

	2007 €'000	2006 €'000
ASSETS		
Non current assets		
Property, plant and equipment	356,493	308,388
Investment properties	165,473	-
Goodwill and intangible assets	784,481	334,024
Investments in associates and joint venture	169,005	159,221
Other investments	204	203
Deferred tax assets	14,689	8,474
Total non current assets	1,490,345	810,310
Current assets		
Inventory	137,646	88,539
Trade and other receivables	240,451	206,178
Derivative financial instruments	734	1,532
Cash and cash equivalents	86,059	74,556
Total current assets	464,890	370,805
TOTAL ASSETS	1,955,235	1,181,115

IAWS Group, plc
Group balance sheet (continued)
as at 31 July 2007

	2007 €'000	2006 €'000
EQUITY		
Called up share capital	38,174	37,856

Share premium	57,001	51,899
Retained earnings and other reserves	620,922	388,071
Total equity attributable to equity shareholders of parent	716,097	477,826
Minority interest	50,631	2,910
TOTAL EQUITY	766,728	480,736
LIABILITIES Non current liabilities		
Interest bearing loans and borrowings	527,684	285,945
Employee benefits	8,705	8,876
Deferred government grants	2,929	3,006
Other payables	350	345
Deferred tax liabilities	147,041	49,902
Provisions	45,089	28,878
Total non current liabilities	731,798	376,952
Current liabilities		
Interest bearing loans and borrowings	37,958	5,136
Trade and other payables	383,065	299,570
Corporation tax payable	31,741	13,832
Derivative financial instruments	3,945	747
Provisions	-	4,142
Total current liabilities	456,709	323,427
TOTAL LIABILITIES	1,188,507	700,379
TOTAL EQUITY AND LIABILITIES	1,955,235	1,181,115

IAWS Group, plc
Group cash flow statement
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Cash flows from operating activities		
Profit before tax	149,810	117,786
Financing costs, net	30,099	13,929
Share of profit of associates and joint venture	(26,656)	(25,653)
Exceptional items	(22,732)	(1,347)
Depreciation of property, plant and equipment	33,451	27,631

Amortisation of intangible assets	15,927	7,100
Amortisation of government grants	(79)	(354)
Employee share-based payment charge	6,007	1,550
Foreign exchange gains	(1,836)	(684)
Special pension contribution	-	(23,496)
Operating profit before changes in working capital	183,991	116,462
(Increase) in inventory	(22,740)	(84)
Decrease/(increase) in trade and other receivables	14,241	(32,124)
Increase in trade and other payables	11,814	21,189
Cash generated from operating activities	187,306	105,443
Interest paid	(29,547)	(11,880)
Income tax paid	(9,371)	(11,583)
Net cash inflow from operating activities	148,388	81,980

IAWS Group, plc
Group cash flow statement (continued)
for the year ended 31 July 2007

	2007 €'000	2006 €'000
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	1,912	4,448
Purchase of property, plant and equipment		
- ongoing	(11,710)	(7,910)
- new investments	(89,007)	(67,947)
Proceeds from disposal of business	1,031	-
Acquisition of subsidiaries and businesses, net of cash acquired	(442,449)	(2,644)
Purchase of intangible assets	(12,984)	-
Cash received on dilution of Origin Enterprises plc, net	97,521	-
Insurance proceeds, net	6,118	-
Disposal of other investments	-	655

Dividends received	18,000	19,118
Purchase of minority interest	(857)	(1,366)
Investments in associates and joint venture	-	(35,061)
Deferred consideration and acquisition costs paid	(3,571)	(3,988)
Other	5	(480)
Net cash flow from investing activities	(435,991)	(95,175)
Cash flows from financing activities		
Proceeds from issuance of share capital	5,420	8,539
Drawdown of loan capital	277,528	67,144
Capital element of finance lease liabilities	(363)	(20,453)
Equity dividends paid	(18,089)	(16,036)
Receipt from derivative financial instrument	1,343	-
Net cash flow from financing activities	265,839	39,194
Net (decrease)/increase in cash and cash equivalents	(21,764)	25,999
Translation adjustment	470	380
Cash and cash equivalents at start of year	69,798	43,419
Cash and cash equivalents at end of year	48,504	69,798

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

1 Basis of preparation

The financial information included on pages 8 to 24 of this Preliminary results statement has been extracted from the Group financial statements for the year ended 31 July 2007 on which the auditor has issued an unqualified audit opinion.

The financial information has been prepared in accordance with the accounting policies set out in the Group financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards adopted by the EU.

The financial information is presented in euro, rounded to the nearest thousand.

IAWS Group, plc
Notes to the Preliminary Results Statement
for the year ended 31 July 2007

2 Segment information

(a) Analysis by business segment
(i) Segement Revenue and result

	FOOD EUROPE		FOOD NORTH AMERICAROUP		ORIGIN		UNALLOCATED		*OTAL
	2007	2006	2007	2006	2007	2006	2007	2006	:
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'(
Segment revenue	649,125	601,362	369,131	139,072	889,363	816,871	-	-	1,907,(
Operating profit before exceptional items	66,576	60,494	41,745	16,631	38,127	34,690	-	-	146,·
Exceptional items	(3,683)	-	(2,783)	(228)	1,146	1,575	28,052	-	22,'
Operating profit before amortisation of intangible assets	62,893	60,494	38,962	16,403	39,273	36,265	28,052	-	169,:
Amortisation of intangible assets	(6,882)	(6,114)	(8,248)	(264)	(797)	(722)	-	-	(15,!
Operating profit	56,011	54,380	30,714	16,139	38,476	35,543	28,052	-	153,:
Share of profit of associates and joint vwnture	7,209	6,489	15,773	14,793	3,674	4,371	-	-	26,(
Profit before financing costs	63,220	60,869	46,487	30,932	42,150	39,914	28,052	-	179,!

* The Group has allocated neither the gain on Origin Enterprises plc nor the pension exit costs to any business segment

IAWS Group, plc
Notes to the Preliminary Results Statement
for the year ended 31 July 2007
2 Segment information
(a) Analysis by business segment (continued)

(ii) Segment assets	FOOD EUROPE		FOODOTAL NORTH AMERICA		ORIGINROUP		
	2007	2006	2007	2006	2007	2006007006	
	€'000	€'000	€'000	€'000	€'000	€'000'000'0(	
Segment assets excluding investments in associates and joint venture	565,040	517,921	715,193	170,678	404,311	248,530	1,6(
Investments in associates and joint venture	77,777	74,024	64,707	65,577	26,521	19,620	1(

Segment assets	642,817	591,945	779,900	236,255	430,832	268,150	1,85:
Reconciliation to total assets as reported in Group balance sheet							
Listed investments							:
Derivative financial instruments							
Cash and cash equivalents							86,(
Income tax and deferred tax assets							14,(
Total assets as reported in Group balance sheet							1,95!

IAWS Group, plc
Notes to the Preliminary Results Statement
For the year ended 31 July 2007

2 Segment information (continued)

(a) Analysis by business segment (continued)

(iii) Segment liabilities

	FOOD EUROPE		FOODOTAL NORTH AMERICA			ORIGINROUP
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006007006 €'000'000'(
Segment liabilities	203,768	190,846	104,899	23,565	131,471	130,40640,1:
Reconciliation to total assets as reported in Group balance sheet						
Interest bearing loans and borrowings						56!
Derivative financial instruments						:
Income tax and deferred tax liabilities						17(
Total liabilities as reported in Group balance sheet						1,1(

(iv) Other segment information

Depreciation	15,422	14,749	10,502	5,532	7,527	7,350	33.
Capital expenditure -	66,671	17,941	24,835	27,006	10,187	8,645	10:

property, plant and equipment							
Capital expenditure - computer related intangibles	725	4,625	581	-	29	69	1,:
Capital expenditure - brand related intangibles	12,984	-	-	-	-	782	12,!
Total capital expenditure	80,380	22,566	25,416	27,006	10,216	9,496	116,(

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

2. Segment information (continued)

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2(€'(
Segment revenue	1,538,488	1,418,233	369,131	139,072	1,907,619	1,557,:
Segment assets	1,073,649	860,095	779,900	236,255	1,853,549	1,096,:
Capital expenditure	90,596	32,062	25,416	27,006	116,012	59,(

3 Earnings per share

The calculation of basic earnings per share is based on the weighted average number of ordinary shares in issue during the year

The calculation of diluted earnings per share at 31 July 2007 was based on diluted profit for the financial year attributable to ordinary shareholders of €122,964,000 (2006: €98,798,000) and the weighted average number of ordinary shares (diluted) outstanding during the year ended 31 July 2007 of 128,040,000 (2006: 127,037,055) calculated as follows:

	2007 €'000	2006 €'000
Profit for the financial year attributable to equity shareholders	122,995	98,798
Effect on minority interest share of profits due to		
dilutive effect of Origin equity entitlements	(31)	-
Dilutive profit for financial year attributable to equity shareholders	122,964	98,798
Weighted average number of ordinary shares (diluted)	'000	'000
Weighted average number of ordinary shares used in basic calculation	126,505	125,568
Effect of equity instruments with a dilutive effect	1,535	1,469
Weighted average number of ordinary shares (diluted) for the year	128,040	127,037

IAWS Group, plc
Notes to the Preliminary results statement
for the year ended 31 July 2007

3 Earnings per share (continued)
The Earnings per share adjusted for exceptional items and intangible amortisation is set out below:

Basic	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Profit for the financial year	122,995	97.22	98,798	78.68
Adjustments: Amortisation of intangible assets	15,927	12.59	7,100	5.65
Amortisation of related deferred tax liability	(4,406)	(3.48)	(1,749)	(1.39)
Exceptional items, net of tax	(13,909)	(10.99)	(490)	(0.39)
Adjusted basic earnings per share	120,607	95.34	103,659	82.55

Diluted	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Diluted profit for the financial year	122,964	96.04	98,798	77.77
Adjustments: Amortisation of intangible assets	15,927	12.44	7,100	5.59
Amortisation of related deferred tax liability	(4,406)	(3.44)	(1,749)	(1.38)
Exceptional items, net of tax	(13,909)	(10.87)	(490)	(0.38)
Adjusted fully diluted earnings per share	120,576	94.17	103,659	81.60

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

4. Exceptional items

	2007 €'000	2006 €'000
Gain on dilution of Origin Enterprises, plc (i)	(44,197)	-
Pension exit costs (ii)	16,145	-
Loss on disposal and termination of operations (iii)	5,162	572
Loss/(gain) on disposal and impairments of property, plant and equipment	1,314	(1,304)

Gain on disposal of other investments	-	(615)
Insurance settlement, other restructuring costs and litigation claim (iv)	(1,156)	-
	(22,732)	(1,347)

i. Gain on dilution of Origin Enterprises plc

In September 2006, the Group established a new operating company, Origin Enterprises plc ("Origin")and on 3 April 2007, the Group transferred its core Agri and non Lifestyle Foods businesses to Origin.During the year, management purchased ordinary shares in Origin totalling 4.7%of the then allotted share capital. On 5 June 2007, Origin allotted 33.3 million shares in an initial public offering.This represented 25% of the enlarged share capital of Origin. The Group recognised a net gain on dilution of Origin of €44.2 million being the difference in the proceeds received, net of costs, and the carrying amount of minority interest arising on the initial public offering.

ii. •Pension exit costs

€16.1 million of costs were recorded as an exceptional item in the current year in relation to the restructuring of the IAWS Group Defined Benefit Pension Scheme.

iii. •Loss on disposal and termination of operations

During the year a loss on disposal of operations was recognised on the disposal of assets in Power Seeds Limited, an Irish based company engaged in the business of seed assembly.

In addition a loss on termination of operations was recognised which consists primarily of provisions and impairments of property, plant and equipment made in respect of the termination of warehousing and distribution operations in the Lifestyle Foods business.

In 2006, the loss on termination of operations consisted primarily of the loss on the disposal of Premier Petfoods Limited, an Irish based company engaged in the distribution of pet foods.

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

4. •Exceptional items (continued)

ii. •Insurance settlement, other restructuring costs and litigation claim

During the year, two facilities operated by the Group suffered fire damage. Contingency plans were implemented and the impact on customers and operations was minimised. The insurance settlement represents the excess of the proceeds over the net book value of the assets destroyed and other restructuring costs incurred. The Group also recorded a charge for a litigation claim during the year.

5. •Adjusted profit for the financial year before taxation

	2007 €'000	2006 €'000
Profit for the financial year before taxation	149,810	117,786
Add: Intangible amortisation	15,927	7,100
Less: Exceptional profit	(22,732)	(1,347)
Adjusted profit for the financial year before taxation	143,005	123,539

6. •Adjusted profit for the financial year after taxation

	2007 €'000	2006 €'000
Profit for the financial year attributable to equity shareholders	122,995	98,798

Add: Intangible amortisation	15,927	7,100
Less: Related deferred tax liability	(4,406)	(1,749)
Less: Exceptional items, net of tax	(13,909)	(490)
Adjusted profit for the financial year after taxation	120,607	103,659

IAWS Group, Plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

7 Statement of changes in shareholders' equity

	Share Premium €'000	Cash flow hedge reserve €'000	Revaluation reserve €'000	Share based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	51,899	735	-	3,067	3,198	(630)	381,701	439,970
Foreign exchange translation	-	-	-	-	-	(4,063)	-	(4,063)
Group and associate defined benefit pension schemes	-	-	-	-	-	-	12,594	12,594
Deferred tax on Group defined benefit pension schemes	-	-	-	-	-	-	(1,095)	(1,095)
Gains relating to Group and associate cash flow hedges	-	(1,952)	-	-	-	-	-	(1,952)
Deferred tax relating to cash flow hedges	-	712	-	-	-	-	-	712
Revaluation of investment property	-	-	140,129	-	-	-	-	140,129
Deferred tax relating to revaluation of investment property	-	-	(25,502)	-	-	-	-	(25,502)
Profit for the period	-	-	-	-	-	-	123,473	123,473
Issue of ordinary shares	5,102	-	-	-	-	-	-	5,102
Share based payments	-	-	-	6,007	-	-	-	6,007
Dividends paid	-	-	-	-	-	-	(18,089)	(18,089)
Share of associate's other reserve	-	-	-	-	-	1,684	-	1,684

movements								
	57,001	(505)	114,627	9,074	3,198	(3,009)	498,584	678,970
Changes in equity attributable to minority interests								(1,047)
Shareholders' equity at 31 July 2007								677,923

IAWS Group, plc
Notes to the Preliminary results statement
for the year ended 31 July 2007

8 Acquisitions

On 2 November 2006 the Group completed the acquisition of 100% of Otis Spunkmeyer Holdings, Inc ("Otis"), a leading US specialty baked goods business.

Details of net assets acquired and goodwill arising from the business combination is as follows:

	Acquiree's carrying amount €'000	Fair value adjustments €'000	Provisional fair value €'000
Net assets acquired:			
Property, plant and equipment	20,860	(753)	20,107
Intangible assets	56,042	131,208	187,250
Inventory	27,886	647	28,533
Trade and other receivables	50,406	(543)	49,863
Trade and other payables	(33,481)	(10,105)	(43,586)
Deferred tax	(18,009)	(52,267)	(70,276)
Derivative liabilities	(766)		(766)
Corporation tax	1,047	(238)	809
Net assets acquired			171,934
Goodwill arising on acquisition			288,364
Consideration			460,298
Satisfied by:			
Cash consideration, net of expenses			439,546
Bank overdraft acquired			2,903
Deferred purchase consideration			15,537
Accrued acquisition expenses			2,312
			460,298

Post acquisition revenues and operating profit relating to Otis Spunkmeyer amounted to €220,130,000 and €22,147,000, respectively. Goodwill arising on the acquisition of Otis reflects the strategic positioning of the Group in North America.

The Group also acquired holdings in a Food Europe business previously held by third parties. The Group recorded goodwill of €464,000 on the purchase of this minority interest.

IAWS Group, plc
Notes to the Preliminary results statement
For the year ended 31 July 2007

9. Subsequent events

On 30 August 2007, the Group completed the acquisition of the 50% interest in the Odlum Group ("Odlums") not already owned for a consideration of €35m plus the assumption of related bank debt in Odlums of approximately €22m. Odlums has been accounted for as an associate for the year ended 31 July 2007. The information required by paragraph 67 of IFRS 3, Business Combinations has not been disclosed in this annual report due to the proximity between the date of the completion of the acquisition and the date of approval of the Group financial statements.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	IAWS Group PLC
TIDM	IAW
Headline	Directors/PDMR Shareholding
Released	09:31 26-Sep-07
Number	5102E

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer IAWS Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**

3	Name of person discharging managerial responsibilities/director **Pat Morrissey**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(a) 8,614 Ordinary Shares of €0.30 each** **(b) 140,000 Deferred Convertible Ordinary Shares of €0.30 each**
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(a) Award under the EIRP** **(b) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(a) 8,614 Ordinary Shares** **(b) 140,000 Deferred Convertible Ordinary Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(a) 0.007%** **(b) 5.556%**
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

			N/A
13	Price per share or value of transaction (a) €15.32 (b) €0.30	14	Date and place of transaction **(a) Dublin, 24 September, 2007** **(b) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) **82,652 Ordinary Shares (0.065%)** (ii) **220,000 Deferred Convertible Ordinary Shares (8.73%)**	16	Date issuer informed of transaction **(a) 24 September, 2007** **(b) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information **The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification

____

Date of notification ___________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(6) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial

responsibilities should complete boxes 1 to 3 and 17 to 24.

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Patrick McEniff**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(c) 14,523 Ordinary Shares of €0.30 each** **(d) Contract for differences (CFD) in respect of 50,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan** **(e) 350,000 Deferred Convertible Ordinary Shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(c) Award under the EIRP** **(d) CFD re 50,000 ordinary shares acquired as Qualifying Investment**

			Shares for the purposes of IAWS Group Long Term Incentive Plan (e) **Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired (c) **14,523 Ordinary Shares** (d) **50,000 Ordinary Shares (CFD)** (e) **350,000 Deferred Convertible Ordinary Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (c) **0.011%** (d) **0.039%** (e) **13.89%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction (c) €15.32 (d) €15.25 (e) €0.30	14	Date and place of transaction (c) **Dublin, 24 September, 2007** (d) **Dublin, 25 September, 2007** (e) **Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction (c) **24 September, 2007**

	(iii) 176,030 Ordinary Shares (0.139%) plus 50,000 Ordinary Shares (CFD) (0.178%) (iv) 625,000 Deferred Convertible Ordinary Shares (24.8%)		(d) 25 September, 2007 (e) 24 September, 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification N/A

23	Any additional information	24	Name of contact and telephone number for queries
	The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan		**Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification ____ **Date of notification** ________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the

	Owen Killian		connected person - N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(f) 37,197 Ordinary Shares of €0.30 each** **(g) Contract for differences (CFD) in respect of 75,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan** **(h) 525,000 Deferred Convertible Ordinary Shares of €0.30 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(f) Award under the EIRP** **(g) CFD re 75,000 ordinary shares acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan** **(h) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(f) 37,197 Ordinary Shares** **(g) 75,000 Ordinary Shares (CFD)**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(f) 0.029%** **(g) 0.059%**

	(h) 525,000 Deferred Convertible Ordinary Shares		**(h) 20.83%**
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction (f) €15.32 (g) €15.17 (h) €0.30	14	Date and place of transaction **(f) Dublin, 24 September, 2007** **(g) Dublin, 25 September, 2007** **(h) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **(v) 418,792 Ordinary Shares (0.33%) plus 75,000 Ordinary Shares (CFD) (0.389%)** **(vi) 1,025,000 Deferred Convertible Ordinary Shares (40.67%)**	16	Date issuer informed of transaction **(f) 24 September, 2007** **(g) 25 September, 2007** **(h) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A

19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan**	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification

____

Date of notification ________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(13) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(14) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(16) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **IAWS Group plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director **Hugo Kane**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **In respect of a holding of person referred to in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **(i) 14,523 Ordinary Shares of €0.30 each** **(j) 50,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan**

			(k) 350,000 Deferred Convertible Ordinary Shares of €0.30 each
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **(i) Award under the EIRP** **(j) 50,000 Ordinary Shares acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan on exercise of vested options** **(k) Award under IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **(i) 14,523 Ordinary Shares** **(j) 50,000 Ordinary Shares** **(k) 350,000 Deferred Convertible Ordinary Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **(i) 0.011%** **(j) 0.039%** **(k) 13.89%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction (i) €15.32	14	Date and place of transaction **(i) Dublin, 24 September, 2007**

	(j) €8.55 (average option exercise price) (k) €0.30		**(j) Dublin, 25 September, 2007** **(k) Dublin, 24 September, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (vii) **207,631 Ordinary Shares (0.164%)** (viii) **625,000 Deferred Convertible Ordinary Shares (24.8%)**	16	Date issuer informed of transaction **(i) 24 September, 2007** **(j) 25 September, 2007** **(k) 24 September, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information - The Deferred Convertible Ordinary Shares are new shares awarded under the IAWS Group Long Term Incentive Plan	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification ____________________________ **Date of notification** __________________

o

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Regulatory Announcement

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	09:58 01-Oct-07
Number	8433E

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 1 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 28 September 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,681,898	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	14:28 02-Oct-07
Number	9845E

IAWS Group Plc

RE: Holding in company

2nd October 2007

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 2 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 1 October 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current %Holding	Threshold %Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,652,187	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	08:45 03-Oct-07
Number	0413F

A letter from Bank of Ireland Securities Services to the Irish Stock Exchange dated the 3rd of October 2007, received by the Irish Stock Exchange on the 3rd of October 2007.

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 3 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 1 October 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,652,187	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Director/PDMR Shareholding
Released	12:38 04-Oct-07
Number	1547F

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer IAWS Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii)**
3	Name of person discharging managerial responsibilities/director Pat Morrissey	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person - **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares

	In respect of a holding of person referred to in 3 above		**Contract for differences (CFD) in respect of 20,000 Ordinary Shares of €0.30 each acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them **Person named in 3 above**	8	State the nature of the transaction **CFD re 20,000 Ordinary Shares acquired as Qualifying Investment Shares for the purposes of IAWS Group Long Term Incentive Plan**
9	Number of shares, debentures or financial instruments relating to shares acquired **20,000 Ordinary Shares (CFD)**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.016%**
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 15.67	14	Date and place of transaction **Dublin, 3 October, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not	16	Date issuer informed of transaction

	be taken into account when calculating percentage) **102,652 Ordinary Shares (shares and CFDs) – 0.081%**		**3 October, 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise - N/A	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information	24	Name of contact and telephone number for queries **Pat Morrissey, General Counsel & Secretary, IAWS Group plc, 353 1 6121259**

Name and signature of duly designated officer of issuer responsible for making notification
____
Date of notification ______________________

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Final Dividend
Released	16:37 09-Oct-07
Number	4264F

9 October 2007

IAWS GROUP, plc ("IAWS" or "the Company")

Final Dividend

In line with our announcement of preliminary results on 24 September 2007, IAWS proposes, subject to shareholder approval, a final dividend of 7.80 cent per Ordinary Share which will be payable on 1 February, 2008 to shareholders on the register at close of business on 25 January, 2008.

This announcement has been issued through the Companies Announcement Service of
The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	10:19 10-Oct-07
Number	4611F

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 10 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 09 October 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold % Crossed
IAWS Group 'A' Ord EUR0.30	126,649,135	31,736,897	25%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Sarah MacDonald on 6700300.

Yours sincerely,

Compliance Dept

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

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Company	IAWS Group PLC
TIDM	IAW
Headline	Holding in Company
Released	12:37 23-Oct-07
Number	2016G

Irish Stock Exchange
28 Anglesea Street
Dublin 2

Date: 23 October 2007

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 28 September 2007 holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as specified below:

Stock Name	Issued Share Capital	Current Holding	Current Holding (%)	Threshold Crossed (%)
IAWS Group 'A' Ord EUR0.30	126,649,135	31,160,286	24%	25%

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept
Bank of Ireland Securities Services

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€14.82 0.21 1.42%

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IAWS Group PLC - Holding in Company

20/11/2007

Iaws Group PLC
20 November 2007

A letter from Bank of Ireland Securities Services to the Irish Stock Exchange, dated the 20th of November 2007, received by the Irish Stock Exchange on the 20th of November 2007.

Bank of Ireland Securities Services

New Century House

International Financial Services Centre

Mayor Street Lower

Dublin 1

Tel: +353 (0)1 670 3000

Fax: +353 (0)1 673 7419

E-mail: info@boiss.boi.ie

www.boiss.ie

Date: 20 November 2007

Irish Stock Exchange

28 Anglesea Street

Dublin 2

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 19 November 2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited) in the following Irish Stock Exchange listed companies crossed the specified thresholds below:

Stock Name	Issued Share Capital	Current Holding	Current Holding (%)	Thresh
IAWS Group A Ordinary	126,649,135	31,608,104	24%	

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Jim McEnaney, on 673.7507.

Yours sincerely,

Compliance Dept

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

SHARE PRICE

Irish Stock Exchange

€14.82 0.21 1.42%

Delay: 15 mins

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IAWS Group PLC - Holding in Company

22/11/2007

Iaws Group PLC
22 November 2007

A letter from Bank of Ireland Securities Services to the Irish Stock Exchange, dated the 22nd of November 2007, received by the Irish Stock Exchange on the 22nd of November 2007.

Bank of Ireland Securities Services

New Century House

International Financial Services Centre

Mayor Street Lower

Dublin 1

Tel: +353 (0)1 670 3000

Fax: +353 (0)1 673 7419

E-mail: info@boiss.boi.ie

www.boiss.ie

Date: 22 November 2007

Irish Stock Exchange

28 Anglesea Street

Dublin 2

To whom it concerns

In compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 21 November 2007, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited) in the following Irish Stock Exchange listed companies crossed the specified thresholds below:

Stock Name	Issued Share Capital	Current Holding	Current Holding (%)	Thresh
IAWS Group A Ord EUR0.30	126,649,135	31,725,659	25%	

This shareholding represents the holdings of our entire client base.

For the avoidance of doubt, Bank of Ireland Nominees Ltd holds stock on behalf of our entire client base, which includes our 3rd party clients and our Bank of Ireland Group clients.

If you have any queries on this matter please do not hesitate to contact Sarah MacDonald on 6700 300.

Yours sincerely,

Compliance Dept

Bank of Ireland Securities Services

END